SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March, 2020

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

INVITATION	3
CALL NOTICE	4
Procedures inherent to the Annual Shareholders’ Meeting and Extraordinary General Meeting	6
Matters to be submitted for resolution at the Annual Shareholders’ Meeting and hereby convened	9
Matters to be submitted for resolution at the Extraordinary General Meeting hereby convened	17
LIST OF ANNEXES – OGM	18
LIST OF ANNEXES – EGM	165

INVITATION

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. – ELETROBRAS convene all its shareholders to attend its 60th Annual Shareholder’s Meeting and 178th Extraordinary General Meeting, as follows:

Date: April 30, 2020

Time (Brasília): 2 p.m.

Location: Corporate Headquarters, Setor Comercial Norte, Quadra 6, Conjunto A, Bloco A, 6th floor, of Ed. Venâncio 3000, Asa Norte, Zip Code 70716-900, Brasília-DF;

Matters to be submitted for resolution at the Annual Shareholders’ Meeting:

1.    To take the Management's accounts, examine, discuss and vote on the Management Report and the Company's Complete Financial Statements, related to the fiscal year ended on December 31, 2019;

2.    Deliberate on the proposal of the Company's management for destinantion of the results related to the year ended on December 31, 2019 and the distribution of dividends;

3.    To elect, for the Fiscal Council, an effective member and respective alternate as indicated by the controlling shareholder, as well as an alternate member by indication of the preferred shareholders;

4.    Set the global compensation for the Management, the members of the Company's Fiscal Council and the members of the Audit and Risk Statutory Committee; and

5.    Change the newspapers in which the Company produces its legal publications

Matters to be submitted for resolution at the Extraordinary General Meeting:

1.    Reform articles 32, item II, 36, item XXII and 50, I of the Company's Bylaws, for adaptation and compliance with Law No. 13,844 of June 18, 2019.

The Company prepared this Management Proposal to meet the good corporate governance practices and transparency requirements, aiming to guide and enlighten all Shareholders about the matters to be deliberated upon, hereby placing its Investor Relations Department at disposal to clear up any additional doubts.

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. – ELETROBRAS

(Public company)

CNPJ No. 00.001.180/0001-26

CALL NOTICE

60th Annual Shareholders’ Meeting and 178th Extraordinary General Meeting

The company hereby calls the Shareholders of Centrais Elétricas Brasileiras S.A. - Eletrobras (“Company”) to meet at the Company’s headquarters, in Brasília, Distrito Federal, Setor Comercial Norte, Quadra 06, Conjunto A, Bloco A, 6th floor, part, Ed. Venâncio 3000, Asa Norte, Zip Code 70716-900, on April 30, 2020, at 2 p.m., at the Annual Shareholders’ Meeting to deliberate on the following Agenda:

Matters to be submitted for resolution at the Annual Shareholders’ Meeting:

1.    To take the Management's accounts, examine, discuss and vote on the Management Report and the Company's Complete Financial Statements, related to the fiscal year ended on December 31, 2019;

2.    Deliberate on the proposal of the Company’s management for destinantion of the results related to the year ended on December 31, 2019 and the distribution of dividends;

3.    To elect, for the Fiscal Council, an effective member and respective alternate as indicated by the controlling shareholder, as well as an alternate member by indication of the preferred shareholders;

4.    Set the global compensation for the Management, the members of the Company's Fiscal Council and the members of the Audit and Risk Statutory Committee; and

5.    Change the newspapers in which the Company produces its legal publications

Matters to be submitted for resolution at the Extraordinary General Meeting:

1.    Reform articles 32, item II, 36, item XXII and 50, I of the Company's Bylaws, for adaptation and compliance with Law No. 13,844 of June 18, 2019.

Pursuant to paragraph one of article 126 of the Brazilian Corporations Law and the decision of I. the CVM Board in CVM case RJ-2014/3578, on November 4, 2014, a shareholder may be represented at the general meeting: (i) if an individual, by a proxy appointed less than 1 (one) year ago (which is a shareholder, manager of the Company or lawyer duly registered under the Brazilian Bar Association); (ii) if a legal entity, by its legal representatives or by a proxy appointed in accordance with its corporate documents and in accordance with the Brazilian Civil Code; and (iii) if an investment fund, by its administrator and/or manager, or by a proxy appointed in accordance with its corporate documents and in accordance with the Brazilian Civil Code rules.

Subject to the procedures set forth in CVM Instruction 481, of December 17, 2009, as amended ("CVM Instruction 481"), in the Company's Reference Form and the instructions contained in the Management Proposal for the General Meeting hereby called, the shareholder may exercise the voting right by means of the completion and delivery of the Remote Voting Ballot (“Voting Ballot”) made available by the Company on the Company's websites (www.eletrobras.com/ir) and the Brazilian Securities and Exchange Commission – CVM website (www.cvm.gov.br) and the B3 S.A. – Brasil, Bolsa, Balcão (“B3”) website (www.b3.com.br).

The Shareholder or its legal representative, in order to ensure admission to the General Meeting, pursuant to article 5 of CVM Instruction 481, shall submit the following documents:

•      Official ID card with photo;

•      Certified photocopy of the latest corporate document (bylaws or articles of association), in the case of a legal entity;

•      Original or authenticated photocopy of power of attorney granted by shareholder; and

•       The original shareholding position statement, provided by the depositary institution or custody, identifying the condition of shareholder.

Pursuant to the first paragraph of article 19 of the Company's Bylaws, it is requested that documents evidencing the condition of shareholder and its representation be submitted within 72 (seventy-two) hours before the Annual Shareholders’ Meeting and Extraordinary General Meeting, at the Superintendence of Investor Relations - DFR, Market Information Department - DFRM, at Rua da Quitanda, nº. 196 – 9th floor, in the city of Rio de Janeiro, State of Rio de Janeiro, during the time from 8 a.m. to 12 p.m. and 2 p.m. to 5 p.m. It will be admitted at the Annual Shareholders' Meeting and Extraordinary General Meeting called, however, to all shareholders who appear with the necessary documentation to participate in the conclave. If authorized by the CVM, and, under the terms and conditions defined by the Regulator, in view of the COVID19 pandemic, Eletrobras may carry out the Annual Shareholders Meeting and Extraordinary Meeting in a strictly virtual manner, which will be communicated to its Shareholders through Market Announcement.

The resolutions at the Annual Shareholders’ Meeting and Extraordinary General Meeting shall be passed by a majority of votes, and each shareholder's vote shall be proportional to its shareholding in the Company's share capital.

The shareholders shall have access, at the Superintendence of Investor Relations - DFR, Market Information Department - DFRM, at Rua da Quitanda, nº. 196 – 9th floor, in the city of Rio de Janeiro, RJ and at the Company websites (www.eletrobras.com/ir), Brazillinan Securities Commission - CVM (www.cvm.gov.br) and B3 S.A. – Brasil, Bolsa, Balcão (www.b3.com.br), to the entire documentation related to the business which shall be addressed at the Annual Shareholders’ Meeting and Extraordinary General Meeting, under the terms of Article 133, Paragraph 1 of the Brazilian Corporations Law and Article 9 of CVM Instruction 481.

Brasília, March 27, 2020.

José Guimarães Monforte

Chairman of the Board of Directors

MANAGEMENT PROPOSAL

1.    Procedures inherent to the Annual Shareholders’ Meeting and Extraordinary General Meeting

To facilitate the understanding and attendance of the Shareholders to the Annual Shareholders' Meeting and Extraordinary General Meeeting, the Company lists, below, some relevant information regarding the procedures for installation, participation and conduction of the meeting. (“Management Proposal”)

1.1.  Voting Right

•        Shareholders owning Common shares:

They will have the right to vote on all items on the Agenda, however, they will not be able to participate, in the election, separately, for the vacancy of alternate in the Fiscal Council directed to the holders of preferred shares according to article 50 of the Company's bylaws.

•        Shareholders owning Preferred shares:

They will have the right to vote exclusively in the election of the alternate member of the Fiscal Council, pursuant to article 50, IV, of the Company's bylaws.

1.2.  Opening of the Annual Shareholders’ Meeting and Extraordinary General Meeting

Pursuant to Article 125 of the Brazilian Corporation Law, for the installation of the ASM, on first call, it will be necessary for the shareholders and/or their legal representatives holding an interest corresponding to at least 1/4 of the voting capital of the Company to be installed. For for the installation of the EGM, a qualified quorum of 2/3 of the voting capital is required, in the light of art. 135 of the Brazilian Corporation Law. In second call, the conclaves are installed with any number. It is possible, therefore, that the ASM is installed and resolved and there is no installation, at the first call, of the EGM (in which case, only matters pertaining to the AGE will be the subject of a second call).

1.3.  Qualification and Participation in the Annual Shareholders’ Meeting and Extraordinary General Meeting

Representation at the Annual General Meeting and Extraordinary General Meeting

Pursuant to paragraph 1 of article 126 of the Brazilian Corporation Law and the decision of the I. CVM Board in CVM case RJ-2014/3578, rendered on November 4, 2014, the shareholder may be represented at the Annual Shareholders’ Meeting and Extraordinary General Meeting in one of the following ways: (a) if a natural person, by attorney-in-fact constituted less than 1 (one) year (who is shareholder, company administrator or lawyer regularly enrolled in the Brazilian Lawyers Association), (b) if legal entity, by its legal representatives or by an attorney-in-fact appointed in accordance with its constituent acts and in accordance with the rules of the Brazilian Civil Code, (c) as an investment fund, by its administrator and/or manager or, attorney-in-fact entitled in terms of its constitutive acts and in accordance with the rules of the Brazilian Civil Code.

Documents for Participation in the Annual Shareholders’ Meeting and Extraordinary General Meeting

To participate in Annual Shareholders’ Meeting and Extraordinary General Meeting, the Shareholders should prove the quality of holders of shares issued by the Company, upon presentation of the following documents:

(a) statement issued by the financial institution depositary of the book-entry shares issued by Eletrobras held by the respective shareholder, containing the indication of the respective shareholding, dated at most 2 (two) days before the date of the Annual Shareholders’ Meeting and Extraordinary General Meeting; and

(b) in case of a natural person, original or certified copy of an identification document legally recognized as such, with recent photograph and national validity, within the validity period, if applicable, or, in the case of being represented by an attorney in-fact, a copy of the power of attorney signed with less than 1 (one) year, such proxy being another shareholder or lawyer regularly enrolled in the Brazilian Lawyers Association; or

(c) in case legal entity, (i) a certified copy of the current constituent acts of the shareholder and of the act that invests the representative with sufficient powers for representation in the scope of the Annual Shareholders’ Meeting and Extraordinary General Meeting, duly registered in the competent bodies, accompanied by their respective publications; (ii) an instrument of mandate duly granted pursuant to the law and/or the constitutive acts of the shareholder with a recognized signature.

For the purposes of the documents described in item (c), the Company will accept (i) bylaws and articles of association, in a certificate issued by the respective registration agency: simple copy of the original, provided that it is accompanied by the original certificate issued by the registration organ or its authenticated copy, attesting the registration of the document or authenticated copy of the registered instrument; and (ii) specifically in relation to the instrument that invests the representative with powers to vote on behalf of the legal entity shareholder, in case of a private power of attorney, it shall contain the notarized signature of the grantor of his representatives, and be accompanied by its sworn translation duly registered with the competent notary public, as well as the evidence of notarization and consularization or apostille, as the case may be. In case such instrument corresponds to a meeting of the board of directors, the shareholder shall provide in advance the proof of filing and publication of the instrument in the competent registration body.

In case of legal entities with representatives that are not appointed in the articles of incorporation/corporate contract or with some appointing procedure by a separate instrument, it is necessary for the shareholder to prove the validity of the appointment providing proof of filing of the instrument in the competent registration body.

In case of investment funds, the representative shall prove that he is an administrator of the fund or an attorney-in-fact duly appointed thereby, pursuant to the provisions of the applicable legislation.

In the case of foreign legal entities, the documentation proving the powers of representation shall be translated into Portuguese by a sworn translator, and registered with the competent notary public, in addition to undergoing notarization and consularization. However, under the terms of the Convention Abolishing the Requirement of Legalization for Foreign Public Documents, of 5 October 1961, promulgated by Decree No. 8,660, of January 29, 2016, the Company shall dispense with consularization of foreign documents issued in countries that are signatories to that convention, provided that its apostille is evidenced.

Documents drawn up in other languages, pursuant to the Law, will only be accepted upon presentation of a sworn translation duly registered at the competent registry office.

Pursuant to the first paragraph of article 19 of the Company's Bylaws, it is requested that the delivery of the documents evidencing the condition of shareholder and its representation occurs up to 72 (seventy-two) hours before the Annual Shareholders’ Meeting and Extraordinary General Meeting, in the Superintendence of Investor Relations - DFR, Department of Market Relations - DFRM, at Rua da Quitanda, nº. 196 – 9th floor, in the city of Rio de January, State of Rio de Janeiro – Zip Code: 20091-005, during the time from 8 a.m. to 12 p.m. and 2 p.m. to 5 p.m or in case of reduced mobility in the city of Rio de Janeiro, due to mobility restrictions caused by the state of emergency in which Brazil is, and the city of Rio de Janeiro, contact us by email ombudsman-ri@eletrobras.com.

Distance Voting

Pursuant to the authority provided in CVM Instruction 481, Eletrobras will make available to the Annual General Meeting and Extraordinary General Meeting the possibility of participation at a distance through the Distance Voting Ballot ("Voting Ballot"), whose model was made available on the websites of the Company (www.eletrobras.com/ir), the CVM (www.cvm.gov.br) and B3 (www.b3.com.br).

In order to participate in the Annual Shareholders’ Meeting and Extraordinary General Meetingin this modality, the shareholders of the Company shall fill in the proper fields, sign the Voting Ballot and send it, alternatively, to: (i) the Bookkeeping Agent (as defined below) of the shares issued by the Company; (ii) the Custody Agent responsible for the custody of the shares issued by the Company held by them (“Custody Agent”), provided that he is apt to receive the Voting Ballot pursuant to CVM Instruction 481; or, also, (iii) directly to the Company.

In this sense, Eletrobras informs that the Bookkeeping Agent of its shares, namely, Banco Bradesco S.A. ("Bookkeeping Agent"), under the terms of an agreement entered into with the Company, will receive the Company's network of bank branches spread throughout the national territory, observing the procedures established by the Bookkeeping Agent. Shareholders or their representatives should appear at any bank branch of the Bookkeeping Agent, with a valid original document with a photo and, in the case of shareholders considered legal entities and/or represented by a proxy, the competent proxy documents should be presented, in addition to the Voting Ballot.

In addition to this, it is noteworthy that in accordance with CVM Instruction 481, custody agents may, but are not required to receive the Voting Ballots of the Company's shareholders. For this reason, the shareholders should check with the respective Custody Agent if it will provide such service, as well as its costs and procedures. In case the Custody Agent opts to receive the Voting Ballots, the shareholders of the Company may also, at their exclusive discretion, send the Voting Ballot directly to such agents.

Also, pursuant to CVM Instruction 481, shareholders who so wish may also forward the Voting Ballot directly to the Company and, in this case, should observe by the following rules:

(i)               The Voting Ballot will only be received when physically sent by post, addressed to the Company's Investor Relations Office, located in the City of Rio de Janeiro, State of Rio de Janeiro, at Rua da Quitanda, 196, Centro, 9th floor, or when sent by e-mail, to the following e-mail address: ombudsman-ri@eletrobras.com, and the originals, in the latter case, should be forwarded to the Company before the scheduled date for the Annual Shareholders’ Meeting and Extraordinary General Meeting;

(ii)          The Voting Ballot shall contain the place, date and signature of the requesting shareholder. In case the shareholder is considered a legal entity in accordance with the Brazilian legislation, the signature shall be of its legal representative, or attorney-in-fact with powers for this type of act;

(iii)            The Voting Ballot sent directly to the Company should be accompanied by documentation attesting to the capacity of the shareholder or legal representative of the shareholder acting as the signatory, observing, for this reason, the requirements and formalities referred to in item 1.3 above.

The Voting Ballot that is sent directly to the Company and is unaccompanied by the documentation necessary to prove the condition of shareholder, or to prove its representation will not be considered valid, and, as a consequence, will not be processed by the Company.  However it may be, corrected and resubmitted by the shareholder to the Company, observing the terms and procedures established in CVM Instruction 481.

The Voting Ballot received by the Bookkeeping Agent, the Custodian Agent (as the case may be) and/or by the Company up to 7 (seven) days prior to the date of the General Meeting pursuant to art. 21-B of CVM Instruction 481. The Voting Ballot that is delivered after this deadline will be considered invalid and will not be processed by the Company.

After the expiration of the period above, if there remain unfilled items of the Voting Ballots presented, the Company informs that it will consider them as an instruction equivalent to abstaining from voting connected to such matters.

2.    Matters to be submitted for resolution at the Annual Shareholders’ Meeting

2.1.  To take the Management's accounts, examine, discuss and vote on the Management Report and the Company's Complete Financial Statements, related to the fiscal year ended on December 31, 2019;

In accordance with article 132 of the Brazilian Corporations Law, within 4 (four) months after the end of the accounting year, the shareholders of the companies governed by it should meet to, among other matters, deliberate on the approval of the Financial Statements for the previous fiscal year.

The Company informs its shareholders that as of this date (including) are available for consultation at the Company's headquarters or at the address of its Investor Relations Superintendence - DFR, located in the City of Rio de Janeiro, State of Rio de Janeiro, at Rua da Quitanda, 196, Centro, 9th floor, as well as on the websites of the Company (www.eletrobras.com/ir), the Brazilian Securities and Exchange Commission (CVM) (www.cvm.gov.br) and B3 S.A. - Brasil, Bolsa, Balcão (www.b3.com.br) the Company's Annual Financial Statements, accompanied by the Management Report, the Independent Auditors' Report, the Company's Fiscal Council Opinion and the Summary Annual Report Eletrobras' Statutory Audit and Risk Committee for the fiscal year ended December 31, 2019. In this sense, the Company notes that, pursuant to article 133 of the Brazilian Corporation Law, the notices referring to the availability of the mentioned documentation will be published in a timely manner in the newspapers usually used by the Company.

The publication of the Company's Complete Annual Financial Statements, together with Management’s Report and the Independent Auditors' Report for the fiscal year ending on December 31, 2019, will occur in a timely manner, in accordance with paragraph 3 of article 133 of the Brazilian Corporations Law.

Additionally, in compliance with CVM Instruction 481, the Company, 1 (one) month in advance of the date set for the holding of the Annual Shareholders’ Meeting and Extraordinary General Meeting, to be held on April 30, 2020, informs the following concerning the documents listed below:

•        Complete Annual Financial Statements; Management Report on corporate affairs and main administrative facts; Report of the Independent Auditors; Opinion of the Fiscal Council and Eletrobras Statutory Audit and Risk Statutory Annual Report, all relating to the year ended December 31, 2019:

The Company's Complete Annual Financial Statements, including the Administration Report concerning corporate business and major administrative facts, the Auditor's Report of PricewaterhouseCoopers,  the Eletrobras' Annual Report of the Audit and Risk Statutory Committee and the Opinion of the Fiscal Council, which approved them, for the fiscal year ending as of December 31, 2019, were filed with the CVM and B3 S.A. – Brasil, Bolsa Balcão (“B3”), on March 27, 2020, and are available on the Company’s website (www.eletrobras.com/ir), CVM website (www.cvm.gov.br) andf B3 website (www.b3.com.br).

•        Managers’ Comments on the financial situation of the Company, pursuant to Section 10 of the Reference Form.

Managers' comments on the Company's financial situation under Section 10 of the Reference Form are found in Annex 06 of this document.

•        Standardized Financial Statements Form - DFP

The Standardized Financial Statements Form (DFP) was sent on the same date as the complete Annual Financial Statements, that is, March 27, 2020, and is available on the Company's website (www.eletrobras.com/ir), the Brazilian Securities and Exchange Commission – CVM website (www.cvm.gov.br) and B3 (www.b3.com.br).

2.2.  Deliberate on the proposal of the Company’s management for destinantion of the results related to the year ending on December 31, 2019 and the distribution of dividends;

In accordance with article 132 of the Brazilian Corporations Law, within 4 (four) months after the end of the accounting year, the shareholders of the companies governed by it should meet to deliberate on the allocation of results and the distribution of the net profit for the previous accounting year and the distribution of dividends to shareholders.

The net profit for the year is the one remaining after deduction of accumulated losses, the provision for income tax and the profit sharing of the Company's employees. Its distribution is the responsibility of the General Meeting and is reflected in the determination of the portions of the net income that will be transferred to the legal and statutory profit reserves and those that will be distributed to the shareholders as dividends.

In addition to the allocations established by Law, the Company's Articles of Incorporation establishes in its articles 56, 57 and 58, the statutory reserves that may be used to allocate the Company's results to each year.

The dividend in turn is the portion of the profit obtained during the fiscal year due to the current execution of the Company's corporate purpose, distributed to the shareholders in proportion to the number of shares held by it as set forth in the Bylaws.

The Brazilian Corporate Law, Article 202, establishes the mandatory dividend, which consists of a minimum portion of the net profit that, pursuant to the legal provisions and the Company's Bylaws, must be distributed to the Shareholders. In the case of the Company, its bylaws provide, in its Article 55, paragraph 1, that this portion will correspond to 25% (twenty-five percent) of the net income determined in the year, adjusted in accordance with the Brazilian Corporate Law. The same forecast is included in the Company's Dividend Policy.

In the fiscal year of 2019, a net income of R$ 10,697,124 thousand (ten billion six hundred ninety-seven million one hundred twenty-four thousand reais) was registered. Therefore, in view of the legal and statutory provisions on mandatory dividends, the portion corresponding to 25% (twenty-five percent) of adjusted net income for the fiscal year of 2019, equivalent to R$ 2,540,567 thousand (two billion five hundred and forty million five hundred and sixty seven thousand reais) should be distributed to the Company's shareholders, observing the preference in the receipt of the dividends by the holders of class "A" and "B" preferred shares.

In 2019, due to cash insufficiency, a special dividend reserve (article 202, §5) was constituted in the amount of R$ 2,291,889 (two billion two hundred ninety-one million eight hundred eighty-nine thousand reais).

The incapability to pay for this reserve remains, at this moment, due to the uncertainties resulting from the worldwide coronavirus pandemic. The risks associated with this event were described in the Management Report for the Financial Statements for the year 2019 and in the Relevant Fact of the March 27, 2020. Thus, the Company's Management, in light of its fiduciary duties, understands that for the moment it is not prudent to promote financial disbursements to distribute to its shareholders the resources retained in the Special Dividend Reserve, as the global economic scenario, with repercussions still immeasurable for Brazil and the Eletrobras System, demands reinforced caution on the part of the Company's management in the management of cash and in decisions involving relevant values, mainly due to the fact that the Eletrobras System is responsible for strategic activities in the country that cannot be interrupted and/or that quality is compromised by the lack of resources for the operation and maintenance of its plants and transmission lines.

In 2019, Eletrobras Holding posted net income of R$ 10,697 million, a 19% reduction compared to the net profit of R $ 13,262 million recorded in 2018.

This 2019 result was decisively influenced by: (i) profit from discontinued operations in the amount of R$ 3,285 million, due to the privatization of distribution companies that started in 2018 and concluded until 2Q19, with the transfer of Amazonas D and Ceal (ii) Result of Shareholdings, of R$ 8,487 million, influenced mainly by the result of the subsidiaries; partially offset by (iii) Provisions for legal contingencies, in the amount of (R$ 609 million), mainly due to the provisions related to the compulsory loan lawsuits in the amount of (R$ 775 million).

That said, Management proposes the following allocation of income for the fiscal year ended on December 31, 2019:

R$ Thousand

ELETROBRAS

Destination of Net Income:

Net income for the year:	**10 697 124**
(-) Legal Reserve (5% of Net Income)	(534 856)
Calculation basis for the year	10 162 268
Mandatory dividend 2019 (25%)	**2 540 567**
Balance to be allocated for the year 2019	**7 621 701**

Total Dividends Payable in 2019	
Mandatory Dividend of 2019 (25% of adjusted net proft)	2 540 567
Total	**2 540 567**
(-) Preferred Share Dividend	(490 210)
(-) Dividends on Common Shares	(2 050 357)
(=) Balance after allocation	-

Destination of net income	
Balance for the destination of the fiscal year 2019	**10 697 124**
(-) Legal Reserve (5% of Net Income)	(534 856)
(-) IFRS 9/15 adjustment	(157 205)
(-) Mandatory Dividends	(2 540 567)
Subtotal a distribuir	**7 464 496**
(-) Constitution of a statutory reserve for investments (50% of net profit)	(5 348 562)
(-) Constitution of a statutory reserve for studies and projects (1% of net profit)	(106 971)
(-) Constitution of the Profit Retention reserve (art. 196, LSA)	(2 008 963)
(=) Balance to be distributed for 2019	-

About the above proposal, we clarify:

•  As provided for in the Brazilian Corporation Law, 5% (five percent) of the net income for the year, corresponding to R$ 534.856 thousand, should be allocated to the Legal Reserve;

•  As mentioned above, the Company's Management also submits to the General Meeting for approval the Capital Budget Proposal contained in Annex 07 to this Management Proposal, so that a portion of net income for the year equivalent to R$ 2,008,963 thousand is retained. The Fiscal Council's Opinion on the Capital Budget Proposal is found in Annex 09 to this Management Proposal.

•  As provided for in Article 56, II, of the Company's Bylaws in force, 50% (fifty percent) of the net profit for the fiscal year ended on December 31, shall be allocated to the Statutory Investment Reserve. Accordingly, Management proposes that the amount of R$ 5,348,562 thousand be allocated to the Statutory Investment Reserve.

•  As provided for in Article 56, I, of the Company's Bylaws in force, 1% (one percent) of the net profit for the fiscal year ended on December 31 shall be allocated to the Statutory Reserve for Studies and Projects. Accordingly, Management proposes that the amount of R$ 106,971 thousand be allocated to the Statutory Reserve for Studies and Projects.

Accordingly, Management proposes that the dividend amounts mentioned above be declared and paid, in an amount equivalent to R$ 2.540.567 thousand, by December 31, 2020, as provided for in the third paragraph of article 205 of the Brazilian Corporation Law.

In this sense, the Proposal for the Allocation of Net Income for the fiscal year ended December 31, 2019, formulated by Management in the form of CVM Instruction 481, can be found in Annex 08 hereto.

2.3.  To elect one effective member and two alternates members of the Fiscal Council;

Pursuant to article 50 of Eletrobras' Bylaws, the Fiscal Council shall be composed of 5 (five) members and their respective alternates, with a term of office of 2 (two) years, with a maximum of 2 (two) consecutive renewals, of which:

•        3 (three) members elected by the majority shareholders, being 1 (one) appointed by the Ministry of Finance, as representative of the National Treasury, which shall be a public servant with permanent link with the federal public administration;

•        1 (one) member elected by a major part of minority shareholders holding common shares, in a separate vote, pursuant to the Brazilian Corporate Law; and

•        1 (one) member elected by a major of the shareholders holding preferred shares, in a separate vote, pursuant to the Brazilian Corporate Law.

The date of election and end of term of the current members of the Fiscal Council are set forth in the following table.

Current Members	AGM-EGM/Date	End of Term
Eduardo coutinho guerra (Effective) – appointed by controlling shareholder	171 EGM – 07/30/2018	07/29/2020
Márcio Leão Coelho (ALTERNATE) – appointed by controlling shareholder	171 EGM – 07/30/2018	07/29/2020
THAÍS MARCIA FERNANDES MATANO LACERDA (Effective) – appointed by controlling shareholder	59 AGM – 04/29/2019	AGM 2021
dario spegiorin silveira (ALTERNATE) – appointed by controlling shareholder	59 AGM – 04/29/2019	AGM 2021
JOSÉ ROBERTO BUENO JR. (Effective) – appointed by controlling shareholder	59 AGM – 04/29/2019	Vacant position due to the resignation of the effective member as of October 2019.
LORENA MELO SILVA PERIM (ALTERNATE) – appointed by controlling shareholder	59 AGM – 04/29/2019	Vacant position due to the resignation of the alternate member as of October 2019.
PATRICIA VALENTE STIERLI (Effective) – appointed by minority shareholder	59 AGM – 04/29/2019	AGM 2021
GASPAR CARREIRA JR. (ALTERNATE) – appointed by minority shareholder	59 AGM – 04/29/2019	AGM 2021
GIULIANO BARBATO WOLF (Effective) – appointed by minority shareholder	59 AGM – 04/29/2019	AGM 2021
VACANCY (ALTERNATE) – appointed by minority shareholder	59 AGM – 04/29/2019	Vacant position due to the resignation of the holder of the vacancy even before taking office

In the light of article 13, item VIII, of Law 13,303/2016 ("State Law"), combined with article 24, item IX, of Decree No. 8,945/16, the term of office of the fiscal council members will not exceed 2 (two) years, allowed 2 (two) renewals, rule accepted in art. 50, caput of the company's Bylaws, which established the term of office at 2 (two) years.

Accordingly, considering that Mr. Eduardo Coutinho and his alternate were elected at the Company's 171st Extraordinary General Meeting, on July 30, 2018, for a term of 2 (two) years, the respective term of office will only end on July 30, 2020. At the 59th AGM, all other directors were elected for a term of 2 (two) years.

As of October 2019, an effective and an alternate member, appointed by the controlling shareholder, Federal Government, resigned, opening two seats indicated to the Eletrobras' Fiscal Council. Therefore, the controlling shareholder should elect 1 (one) effective member and respective alternate at the Annual Shareholders' Meeting and Extraordinary General Meeting, since of the 3 (three) seats to which has the right to nominate, 2 (two) are already occupied.

The preferred minority shareholders may elect an alternate member, as the holder elected at the 59th AGM resigned before taking office, having been succeeded immediately by his alternate. Thus, a vacancy for alternate director remains open to be filled by the preferred shareholders of the Company.

All candidates to members of the Company's Fiscal Council, so that they can be elected and take office in their positions, must meet the eligibility requirements provided for in the applicable legislation and in the Eletrobras Companies Appointment Policy, an evaluation that is the responsibility of the Management Committee, People and Eligibility, in the form of art. 21, I of Decree 8.945/2016.

Accordingly, and in accordance with CVM/SEP/02/2020, the Management informs that candidates nominated by the controlling shareholder to form the Company's Fiscal Council, up to the date of disclosure of this Proposal, and which are included in the Voting Ballot, had their profiles evaluated by the Management, People and Eligibility Committee at meeting held on  March 20, 2020 (the minutes of meeting of above-mentioned committee can be found on Annex 03), all of which were approved in the face of the integrity analysis, compliance with the requirements of the applicable legislation and the Eletrobras Companies Indication Policy.

Thus, the candidates to the Fiscal Council, appointed by the controlling shareholder, that appear in the Voting Ballot related to this Management Proposal meet the requirements for the exercise of the position of Eletrobras' managers, established by applicable legislation and regulations.

Any new candidates that may be nominated by any shareholder of the Company, even if they are not included in the Voting Ballot, shall be submitted for evaluation by the Management, People and Eligibility Committee, pursuant to the State Law and its regulations.

The information regarding candidates appointed by the controlling shareholders, pursuant to items 12.5 to 12.10 of the Reference Form, as required by CVM Instruction 481, can be found in Annex 02 of this document. The rules for the election of the alternate member of the Fiscal Council by the non-controlling preferred shareholders can be found in Annex 01 hereto.

The information regarding candidates who are nominated by minority shareholders, after disclosure of this proposal and before the 60th Annual General Meeting, will be disclosed by the Company in the "Notice to Shareholders" category, available on the Company's websites (www.eletrobras.com/ir), the Brazilian Securities and Exchange Commission - CVM (www.cvm.gov.br) and B3 (www.b3.com.br) in accordance with the applicable regulations.

2.4.  Set the global Set the global compensation for the Management, the members of the Company's Fiscal Council and the members of the Audit and Risk Statutory Committee; and

The article 16, III of the Company's Bylaws assigns to the General Meeting the determination of the global remuneration of the Company's Management, members of the Fiscal Council and Audit and Risk Statutory Committee. Thus, it is necessary to establish the total amount of remuneration of the directors, members of the Fiscal Council and of the Audit and Risk Statutory Committee of the Company for the period from April 1, 2020 to March 31, 2021.

It should be noted that the process of defining the remuneration of Eletrobras' Directors, pursuant to Decree 10,072/19, is guided by the guidelines of the State Companies Coordination and Governance Secretariat (SEST), which in 2020 advised that there should be no readjustment for all companies. state-owned companies, regardless of the specifics of each organization. In addition, Judgment 830/2019-TCU, of April 10, 2019, still in force, issued at the 2019 ASM, cautiously determined that Eletrobras refrain from deliberating on a possible concession of a remuneration increase of any kind to its management, until mentioned Corte carries out the analysis of information about the state's financial situation, in particular, the existence of signs of dependence on the National Treasury. In fact, it is worth mentioning that in 2019, SEST initially indicated a correction of 11.75%, which was suspended due to the mentioned Judgment.

In this sense, it should be emphasized that, in Management's view, aspects should be added that would allow Eletrobras's remuneration levels to be compared to those practiced by companies of similar size and characteristics, in order to make current remuneration compatible with the levels of challenge, complexity and responsibility attributed to the positions of the Directors and members of the Fiscal Council and the Statutory Audit and Risk Committee of the company. We understand that the non-correction of the compensation gap of Eletrobras officers, and the consequent maintenance of payment of amounts below the market, implies a relevant risk to the company, as it does not allow the effective retention and attraction of talents and leaders, which may compromise its results.

Notwithstanding the risks indicated but considering the positioning of TCU and the guidelines of SEST, the compensation proposal provides that there is no readjustment in the fees of each member of the Executive Board. Consequently, there will also be no readjustment for the members of the Board of Directors, Fiscal Council and members of the Audit and Risk Statutory Committee, whose remuneration is indexed to the remuneration of the executive board.

In addition, it should also be noted that for the period from April 2020 to March 2021, in line with the TCU Judgment that cautiously determined that Eletrobras does not resolve on remuneration increases, the compensation proposal provides for the maintenance of the same target values foreseen for the RVA 2018, approved by SEST in 2018. In this sense, considering that the RVA account with value zeroed for April 2019 to March 2020 was included in the values approved at the 59th ASM in 2019, it is worth mentioning that the fact of repeating in this proposal the fee targets for 2018 automatically implies total amounts higher than those approved in 2019. Therefore, despite the increase in the total amount, it is noted that no adjustment in the variable remuneration of directors is being proposed.

The Company proposes that, for the period mentioned above, be approved as global compensation for the Management, members of the Fiscal Council and the Audit and Risk Statutory Committee, the amount of:

(i)   Global Amount for Administrators (Board of Directors and Executive Board): R$ 11,461,468.79 (eleven million, four hundred and sixty-one thousand, four hundred and sixty-eight reais and seventy-nine cents); ;

(ii)  Global Amount for Fiscal Council: R$ 391,706.12 (three hundred and ninety-one thousand, seven hundred and six reais and twelve cents);

(iii) Global Amount for Audit and Risk Statutory Committee: R$ 2,350,236.70 (two million, three hundred and fifty thousand, two hundred and thirty-six reais and seventy cents).

Further information on the proposed remuneration of the directors, members of the Fiscal Council and the members of the Audit and Risk Statutory Committee is detailed in Annex 04 of this document and in the information indicated in Section 13 of the Reference Form, as required by Instruction CVM 481, in Annex 05 to this document.

2.5.  To change the newspapers in which the Company produces its legal publications

The Brazilian Corporation Law provides that in its art 289 that the publications ordered by this Law will be made in the official body of the Federal Government (Federal Government Official Gazette – DOU) or of the State (Official Gazettes of the States - DOEs) or of the Federal District (Official Gazette of the Federal District – DODF), according to the place where the company's headquarters are located, and in another widely circulated newspaper published in the location where the company's headquarters are located. And adds, in his third paragraph, that the company must make the publications provided for in the Law always in the same newspaper, and any change must be preceded by a notice to shareholders in the extract of the minutes of the annual general meeting.

Therefore, considering that Eletrobras is headquartered in Brasília-DF, must carry out its legal publications:

• In the DOU or DODF; and

• In a widely circulated newspaper in Brasília-DF.

In August 2019, the Audit and Risk Statutory Committee of Eletrobras submitted to the Communication Superintendence - PRC, the area responsible for the company's advertising activities, the demand for a proposal to rationalize legal advertising resources.

In this work, possibilities were raised for Eletrobras to optimize its legal advertising expenses. Having as reference the costs with the publication of the financial statements/balance sheets of 2018, held in 2019, the possibility of replacing the Correio Braziliense by the Jornal de Brasília was raised as the least expensive newspaper in Brasília-DF, where it is headquartered the holding company offering a cost about 46% lower than the Correio Braziliense;

To visualize the potential cost reduction, if Eletrobras had made the publication of its 2018 financial statements in Jornal de Brasília, the cost of this legal requirement would have been R$ 1,113,468.09 (one million, one hundred and thirteen thousand, four hundred and sixty-eight reais and nine cents, a savings of 46% (forty-six percent) approximately, or R$ 963,122.91 (nine hundred and sixty-three thousand, one hundred and twenty-two reais and ninety-one cents), since the total effective cost of publication in Correio Braziliense was R$ 2,076,591.00 (two million, seventy-six thousand, five hundred and ninety-one reais).

The results obtained in this work were presented by Eletrobras' Communication Superintendence to CAE, which demanded the implementation of identified optimization possibilities; and the Zero Base Budget - OBZ project, with which consequent targets for reducing legal advertising expenses of Eletrobras companies were agreed.

In addition, the Company understands that it should stop making non-mandatory publications in the printed newspaper, keeping only those required under the terms of the Brazilian Corporation Law. The Company currently publishes in the Official Gazette, Correio Braziliense, “O Globo” and Valor Econômico.

In view of the above, considering what is established in the Brazilian Corporation Law, it is recommended to propose to the Eletrobras' AGM that the Company's legal publications should be made only in the Federal Official Gazette - DOU and in the “Jornal de Brasília”.

3.    Matters to be submitted for resolution at the Extraordinary General Meeting

3.1.  Reform articles 32, item II, 36, item XXII and 50, I of the Company's Bylaws, for adaptation and compliance with Law No. 13,844 of June 18, 2019.

In order to align Eletrobras' Bylaws to the legislation in force, a proposal for a statutory amendment was prepared, which accompanies this Management Proposal, contemplating the necessary changes to comply with Law No. 13,844 of June 18, 2019.

In view of the fact that this is a change just to update the names of ministries, in line with the current structure of the Federal Government bodies, such changes will not have economic or legal effects.

The Official Letter SEI 16419/2020-ME, of January 22, 2020, determined that Eletrobras call an Extraordinary General Meeting on the same date of the Annual Shareholders Meeting to resolve on statutory changes to adapt Law No. 13,844, of June 18, 2019, which establishes the basic organization of the bodies of the Presidency of the Republic and the Ministries.

In compliance with the provisions of article 11 of CVM Instruction 481, the Company's Bylaws, as well as the report of its changes, are attached to this Management Proposal (section EGM Anexxes).

Brasília, March 27, 2020.

José Guimarães Monforte

Chairman of the Board of Directors

LIST OF ANNEXES –  ASM

All documents related to the matter to be resolved by the 60th ASM and 178th EGM are available to shareholders on the Company's website (www.eletrobras.com/elb/age), as listed below:

ANNEX 01 - Rules for the election of alternate member of the Fiscal Council by non-controlling preferred shareholders

ANNEX 02 - Information about Fiscal Council candidates

ANNEX 03 - Eletrobras Management, People and Eligibility Committee Meeting

ANNEX 04 - Fixing the remuneration of directors

ANNEX 05 - Management remuneration

ANNEX 06 - Management comments on the financial situationof the Company pursuant Section 10 of the Reference Form

ANNEX 07 - Proposed capital budget

ANNEX 08 - Allocation of net income

ANNEX 09 - Opinion of the fiscal council - capital budget

ANNEX 10 - Legal opinion

The Company, through its Market Relations Department, by calling (55) (21) 2514-6333 or (55) (21) 2514-6331 and ombudsman-ri@eletrobras.com is at your entire disposal for further inquiries. clarifications about the 60th Annual Shareholders’ Meeting and 178th Extraordinary General Shareholders' Meeting.

Annex 01

Rules for election of members to the Board of Directors Fiscal Council by Non-Controlling Shareholders

In line with the best corporate governance practices, the following are the general rules for the election of the alternate member to the Fiscal Council by non-controlling shareholders, holders of preferred shares:

1.    Appointment of Non-Controlling preferred Shareholders for Alternate Candidates to the Fiscal Council :

Non Controlling Shareholders interested in nominating candidates for the position, currently vacant, of alternate member of the Company's Fiscal Council are requested to do so preferably, up to 3 (three) business days prior to the date of the Annual General Meeting, to be held on April 30, 2020, using written notice to the Superintendent of Investor Relations of the Company, located in the City of Rio de Janeiro, State of Rio de Janeiro, at Rua da Quitanda, 196, Centro, 9th floor informing the full name and qualification of the candidate, as well as the information required by article 10 of CVM Instruction 481, especially the information indicated in items 12.5 to 12.10 of the Reference Form.

The appiontment must also be accompanied by the respective Registration Form  of Fiscal Council member, duly completed, dated and signed by the shareholder and/or its representatives. The respective forms can be downloaded on the Company's website at: https://eletrobras.com/en/Paginas/Corporate-Governance.aspx.

The indicated candidates must have the requirements established by the Brazilian Corporation Law and the State Law to be elected to the respective positions.

All appiontments of candidates to the Board of Directors and/or Fiscal Council received by the Company will be assessed by the Management, People and Eligibility Committee, responsible for verifying each candidate's compliance with the eligibility requirements listed in Article 28 of Decree 8945/2016, which regulates the State Law. This obligation affects both candidates nominated by the Federal Government and candidates effective and alternantes nominated by minority shareholders, and those elected by the Company's employees, pursuant to article 22 of the referred Decree.

In addition, according to the lawsuit number 19957.005517/2018-51 and opinion 00038/2019/GJU-2/PFE-CVM/ PGF/AGU, cannot be elected to the position of board member, who holds a position in another company that may be considered as a competitor of Eletrobras, due to the provisions of article art 41, IV of Decree 8,945/16 in which case no assembly can be waived in accordance with article 147, third paragraph, I of Law 6404/76.

It is allowed to shareholders who hold at least 0.5% (five tenths percent) of the Company's total share capital, pursuant to CVM Instruction 481, at any time, appoint candidates to the Fiscal Council.

For such appointment(s) to be listed in the Distance Voting Ballot, it must be made up to 25 (twenty-five) days before the scheduled date of the General Meeting. In this case, the Company has until 20 (twenty) days prior to the said meeting to resubmit its Distance Voting Ballot contemplating the name of the candidate, provided that such indication(s) meets the requirement(s).

 In addition, information about these candidates will also be disclosed by the Company in the "Notice to Shareholders" category, available on the Company's websites (www.eletrobras.com/ir), the Brazilian Securities and Exchange Commission - CVM (www.cvm.gov.br) and B3 (www.b3.com.br).

The information regarding the other candidates that are indicated by shareholders, after the aforementioned deadline and before the General Meeting, will be disclosed by the Company in the "Notice to Shareholders" category, available on the Company's websites (www.eletrobras.com/ir), CVM website (www.cvm.gov.br) and B3 (www.b3.com.br) in the form provided for in the applicable regulation, but will not be included in the Voting Ballot.

2.           Fiscal Council

2.1.       Maximum number of members of the Fiscal Council, Election and Term of Office:

Under the terms of Eletrobras 'Bylaws, Eletrobras' Fiscal Council is composed of 5 (five) members. However, there is an open seat for effective member and 1 (one) alternate, to be appointed by the controlling shareholder, and also 1 (one) alternate seat, to be appointed by preferred non controlling shareholders. These vacancies must be decided on the Annual Shareholders Meeting and Extraordinary General Meeting to be held on April 30, 2020.

The election by the preferred non controlling shareholders will be made separately. The voting separately, the controlling shareholder or entities in which he, directly or indirectly, has a decisive influence, as well as the minority common shareholders, are prohibited from participating.

Pursuant to Circular Letter CVM/SEP/02/2020, the voting impediment is allocated to the shareholder, and it is up to him to assess whether his vote is to some extent influenced by the controlling shareholder and, if he decides to vote in the separate election, should be able to present, if questioned after the meeting, evidence to show that there was no such influence.

At the ASM, to be held in 2021, a new alternate must be elected along with the effective member, appointed by the preferred shareholders. Therefore, the alternate member who is elected, in this 60th ASM, of 2020, will follow the same term of office as the current effective fiscal council member elected by the preferred shareholders.

Annex 02

Information related to the candidates for the Fiscal Council appointed by the controlling shareholders

NAME	DATE OF BIRTH	ADMINISTRATION BODY	DATE OF ELECTION	TERM OF OFFICE
CPF	OCCUPATION	ELECTED OFFICE HELD	INVESTITURE DATE	ELECTED BY CONTROLLER?
INDEPENDENT MEMBER?	NUMBER OF CONSECUTIVE OFFICES	OTHER POSITIONS AND FUNCTIONS PERFORMED IN THE ISSUER

IF THE CANDITATE HELD THE OFFICE OF THE MEMBER OF THE BOARD OF DIRECTORS OR FISCAL COUNCIL, STATE THE PERCENTAGE OF PARTICIPATION IN MEETINGS HELD BY THE BODY OVER THE LAST YEAR, WHICH HAPPENED AFTER VESTING IN THE OFFICE

PROFESSIONAL BACKGROUND/STATEMENTS ON CHARGES/INDEPENDENCY CRITERIA
Dênis de Moura Soares	02/28/1976	Effective Fiscal Council	04/30/2020	Until the GSM to be held in 2021.
213.063.958/52	Planning and Budget Analyst	Head of Special Project Management Advisory		Yes
No	00	Does not hold other positions at Eletrobras.

Mr. Dênis de Moura Soares has a degree in Cartographic Engineering from the Military Engineering Institute, a Master in Remote Sensing from the National Institute for Space Research and an MBA in Business Management from Fundação Getúlio Vargas.

A civil servant for 25 years, since 04/2019, he is Head of the Special Project Management Advisory at the Ministry of Mines and Energy. At the Secretariat of State for Mobility DF, he held the positions of Assistant Secretary of State, from 09/2016 - 12/2019 and Under Secretary of State between 09/2015 - 09/2016. At the Ministry of Planning, he was General Coordinator of Strategic Management from 12/2013 - 08/2015, Planning Studies Coordinator between 06/2012 - 12/2013 and Planning and Budget Analyst from 03/2011 - 06/2012. In the Brazilian Army, he served on the Geographic Service Directorate as Military Engineer Officer from 01/2000 - 11/2009.

He has never held a position as a member of Eletrobras' board of directors or Fiscal Council.

Eletrobras is not aware of the existence, in the last 05 (five) years, of civil, criminal or administrative convictions, which have not yet been resolved, which prevent Mr. Dênis de Moura Soares from exercising any professional or commercial activity.

Mr. Dênis de Moura Soares is considered a Politically Exposed Person under the terms of CVM Instruction 301 because he holds the position of Head of the Special Project Management Advisory at the Ministry of Mines and Energy.

12.9 – Existence of marriage relationship, cohabitation or relative relationship up to the 2nd degree between: a. administrators of the issuer; b. (i) administrators of the issuer and (ii) administrators of the direct or indirect controlled companies of the issuer; c. (i) administrators of the issuer or its direct or indirect controlled companies (ii) direct or indirect controlling companies of the issuer; and d.(i) administrators of the issuer and (ii) administrators of the direct and indirect controlling companies of the issuer

There are no relationships of marriage, cohabitation or relatives up to the second degree of the appointed candidate with the Company’s managers, and, with the managers or controlling companies of the controlled or controlling companies, whether directly or indirectly, of the Company.

 12.10 – Relations of subordination, service provision or control kept, over the 3 las fiscal years, between administrators of the issuer and: a. the company controlled directly or indirectly by the issuer, except for those in which the issuer directly or indirectly holds the total of the capital stock; b. direct or indirect controller of the issuer; c. if relevant, supplier, client, debtor or creditor of the issuer, of its controlled company, or controlling or controlled companies of any of these persons.

There are no relations of subordination, service provision or control between the appointed candidate and the Company’s managers, and, the direct or indirect controlled companies and/or controlling shareholder, or supply/provision of relevant services, or yet debts and/or credits between the appointed candidate and the Company, its direct or indirect controlled or controlling companies

NAME	DATE OF BIRTH	ADMINISTRATION BODY	DATE OF ELECTION	TERM OF OFFICE
CPF	OCCUPATION	ELECTED OFFICE HELD	INVESTITURE DATE	ELECTED BY CONTROLLER?
INDEPENDENT MEMBER?	NUMBER OF CONSECUTIVE OFFICES	OTHER POSITIONS AND FUNCTIONS PERFORMED IN THE ISSUER

IF THE CANDITATE HELD THE OFFICE OF THE MEMBER OF THE BOARD OF DIRECTORS OR FISCAL COUNCIL, STATE THE PERCENTAGE OF PARTICIPATION IN MEETINGS HELD BY THE BODY OVER THE LAST YEAR, WHICH HAPPENED AFTER VESTING IN THE OFFICE

PROFESSIONAL BACKGROUND/STATEMENTS ON CHARGES/INDEPENDENCY CRITERIA
Hailton Madureira de Almeida	01/03/1977	Alternate Fiscal Council	04/30/2020	Until the GSM to be held in 2021.
074.981.417/95	DAS 4	Economic Advisor		Yes
No	00	He has already served as Fiscal Council member of Eletrobras in the period of 2006 and 2010.

Mr. Hailton Madureira de Almeida is a federal civil servant of the National Treasury Secretariat. Graduated in Mechanical Engineering from the Federal University of Espírito Santo and Master in Economics from the Federal University of Minas Gerais. Since 2016 he holds the position of Secretary in the Secretariat for Development and Infrastructure. From 2011 to 2016 he was General Coordinator of the National Treasury Secretariat. From 09/2010 to 03/2011 he was Economic Advisor to the Ministry of Mines and Energy. He worked as a Fiscal Council member at Norte Energia from 04/2012 to 04/2016 and at Eletrobras from 04/2006 to 04/2010.

Eletrobras is not aware of the existence, in the last 05 (five) years, of civil, criminal or administrative convictions, which have not yet been resolved, which prevent Mr. Hailton Madureira de Almeida from exercising any professional or commercial activity.

 Mr. Hailton Madureira de Almeida is considered a Politically Exposed Person under the terms of CVM Instruction 301 due to his position as Secretary in the Secretariat for Development and Infrastructure.

12.9 – Existence of marriage relationship, cohabitation or relative relationship up to the 2nd degree between: a. administrators of the issuer; b. (i) administrators of the issuer and (ii) administrators of the direct or indirect controlled companies of the issuer; c. (i) administrators of the issuer or its direct or indirect controlled companies (ii) direct or indirect controlling companies of the issuer; and d.(i) administrators of the issuer and (ii) administrators of the direct and indirect controlling companies of the issuer

There are no relationships of marriage, cohabitation or relatives up to the second degree of the appointed candidate with the Company’s managers, and, with the managers or controlling companies of the controlled or controlling companies, whether directly or indirectly, of the Company.

 12.10 – Relations of subordination, service provision or control kept, over the 3 las fiscal years, between administrators of the issuer and: a. the company controlled directly or indirectly by the issuer, except for those in which the issuer directly or indirectly holds the total of the capital stock; b. direct or indirect controller of the issuer; c. if relevant, supplier, client, debtor or creditor of the issuer, of its controlled company, or controlling or controlled companies of any of these persons.

There are no relations of subordination, service provision or control between the appointed candidate and the Company’s managers, and, the direct or indirect controlled companies and/or controlling shareholder, or supply/provision of relevant services, or yet debts and/or credits between the appointed candidate and the Company, its direct or indirect controlled or controlling companies.

Annex 03 – Minutes of Eletrobras Management, People and Eligibility Committee Meeting

CERTIFICATE

EXCERPT OF THE MINUTES OF THE FORTY-SIXTH MEETING OF THE MANAGEMENT, PEOPLE AND ELIGIBILITY COMMITTEE OF CENTRAIS ELÉTRICAS BRASILEIRAS S.A. – ELETROBRAS

This is to certify, for all due intents and purposes, that on the March 20, 2020, the Eletrobras Management, People and Eligibility Committee - CGPE held its 46th meeting, attended, via videoconference, by board members MARCELO DE SIQUEIRA FREITAS (coordinator) and Director RUY FLAKS SCHNEIDER (RFS), as members. Director VICENTE FALCONI CAMPOS (VFC) was absent for justified cause. BRUNO KLAPPER LOPES (BKL), Governance Secretary of the Board of Directors, acted as secretary to this meeting. OPINION ON ELIGIBILITY: The members of the Management, People and Eligibility Committee, exercising their legal duties, and in accordance with Articles 14 and 64, Paragraph 1, of Decree No. 8945/16, and Official Letter No. 842/16-MP, cast their votes based on the supporting material available, having unanimously decided, exclusively from the point of view of the legal requirements for investiture, to make eligible the following appointments:

a)    Appointment of Consuelo Garcia for the position of Administrative and Finance Officer of CEPEL - Centro de Pesquisas de Energia Elétrica. RES 082, of February 17, 2020.

b)    Appointments of the Ministry of Economy for the Fiscal Council of Eletrobras Holding (art. 50, I, of the Articles of Incorporation):

✓  Dênis de Moura Soares - active member;

✓  Hailton Madureira de Almeida – alternate member.

➢  Note: The effectiveness of the opinion on eligibility related to those appointed under item b is subject to prior approval by the Office of the Chief of Staff, in order to safeguard the purpose prescribed in art. 22, Item II, of the Decree No. 8.945/2016

c)    Appointment of Lourival Nery dos Santos for the position of Administrative and Finance Officer of the SPEs of the Pindai I, II and III Wind Complexes. RES 102, of March 09, 2020.

Without further issued on the subject, the Committee members adjourned the business on the eligibility of this meeting, ordering that this certificate be drawn up. and, after read and approved, it was signed by me, Mr. BRUNO KLAPPER LOPES, Governance Secretary, who has drawn it up.

Rio de Janeiro, March 20, 2020.

BRUNO KLAPPER LOPES

Governance Secretary

Annex 04

Determination of the Remuneration of Managers, Members of the Fiscal Council and Members of the Audit and Risk Statutory Committee

In compliance with article 12, I, of CVM Instruction 481, below is the proposed remuneration for the administrators and the effective members of the Fiscal Council for the period from April 2020 to March 2021.

Management Compensation Proposal:

•        Global Amount for Administrators (Board of Directors and Executive Board): R$ 11,461,468.79 (eleven million, four hundred and sixty-one thousand, four hundred and sixty-eight reais and seventy-nine cents);

•        Global Amount for Fiscal Council: R$ 391,706.12 (three hundred and ninety-one thousand, seven hundred and six reais and twelve cents);

•        Global Amount for Audit and Risk Statutory Committee: R$ 2,350,236.70 (two million, three hundred and fifty thousand, two hundred and thirty-six reais and seventy cents).

The determination of the remuneration of the Management, members of the Fiscal Council and of the Audit and Risk Statutory Committee of the Company for the period from April 2020 to March 2021 will be deliberated and approved at the Annual Shareholders' Meeting, to be held on April 30, 2020.

In addition, for a better understanding by the Shareholders of the proposal for the remuneration of the Company's management for the mandate that will end at the Annual General Meeting to be held in 2021, and in line with the guidelines contained in Circular Letter/CVM/SEP/Nº2/2020, the Company lists, below, some additional information related to the compensation proposal presented.

(a) Period referred to in this remuneration proposal:

The management compensation proposal now presented for the appreciation of the Shareholders, refers to the period corresponding to the interval between April 2020 (including it) and March 2021 (including it).

(b) Amounts approved in the previous proposal and amounts actually realized:

At the Annual Shareholders Meeting held on April 29, 2019, was approved by the shareholders the global compensation of the Company's Management (board members and executive board) for the period between April 2019 and March 2020, in the total amount of R$ 10,759,950.95 (ten million, seven hundred and fifty-nine thousand, nine hundred and fifty reais and ninety-five cents), R$ 391.706,12 (three hundred and ninety-one thousand, seven hundred and six reais and twelve cents) for the fiscal council members and R$ 2,154,383.64 (two million, one hundred and fifty-four thousand, three hundred and eighty-three reais and sixty-four cents) for the members of the Audit and Risk Statutory Committee.

However, in the period between April 2019 and March 2020, the amount of R$ 7,365,755.64 (seven million, three hundred and sixty-five thousand, seven hundred and fifty-five reais and sixty-four cents) was effectively recognized as compensation for the members of the Company's Management, not considering the amounts paid to the members of the Fiscal Council and the Audit and Risk Statutory Committee of the Company.

Thus, it was observed that the amount actually approved was higher by R$ 3,394,195.31 (three million, three hundred and ninety-four thousand, one hundred and ninety-five reais and thirty-one cents) than the amounts actually recognized (realized) for the year 2019/2020. The main justifications for the under-realization of the budgeted amount are as follows:

•        The Company, when stipulating its compensation proposal for management, adopts a conservative stance, which includes, based on historical practical experience, the constitution of certain provisions for cases of substitution during the year and need for quarantine period.

•        Many of these provisions did not occur in the year, especially: (i) R$ 1,054,593.39 (one million, fifty-four thousand, five hundred and ninety-three reais and thirty-nine cents), provided for the cases replacement of members of the Executive Board in which they are prevented, for a period of 6 (six) months, from acting by competitors of the Company, being remunerated by it as a result, and (ii) R$ 299,175.42 (two hundred and ninety nine thousand, one hundred and seventy five reais and forty two cents) as Transfer Assistance, necessary to cover the costs of moving and relocating elected members to the Executive Board;

•        The difference of R$ 598,350.84 (five hundred and ninety-eight thousand, three hundred and fifty reais and eighty-four cents) as Fixed Fees of the Distribution Board, since the position was held by the President of Eletrobras from the departure of the former Director on August 9, 2018 to the extinction of the Distribution Officer in April 2019.

(c) Any differences between the values of this proposal and the previous proposal and those contained in Section 13 of the Company's Reference Form:

At the 2019 Annual General Meeting, Management proposed the amount of R$ 11,902,044.06 (eleven million, nine hundred and two thousand, forty-four reais and six cents) for the Management, R$ 500,431.04 (five hundred thousand, four hundred and thirty-one reais and four cents) for the members of the Fiscal Council and R$ 3,002,586.26 (three million, two thousand, five hundred and eighty-six reais and twenty-six cents) for the members of the Audit and Risk Statutory Committee for the period between April 2019 and March 2020.

However, the amount effectively approved by the shareholders at that Meeting was R$ 10,759,950.95 (ten million, seven hundred and fifty-nine thousand, nine hundred and fifty reais and ninety-five cents) for the Directors (Executive Board and Board of Directors), R$ 391,706.12 (three hundred and ninety-one thousand, seven hundred and six reais and twelve cents) for the Fiscal Council members and R$ 2,154,383.64 (two million, one hundred and fifty-four million, three hundred and eighty-three reais and sixty-four cents) for the members of the Audit and Risk Statutory Committee.

For the period between April 2020 and March 2021, the Company's Management is proposing the amount of R$ 11,461,468.79 (eleven million, four hundred and sixty-one thousand, four hundred and sixty-eight reais and seventy-nine cents) for the Management, R$ 391,706.12 (three hundred and ninety-one thousand, seven hundred and six reais and twelve cents) for the members of the Fiscal Council and R$ 2,350,236.70 (two million, three hundred and fifty thousand, two hundred and thirty-six reais and seventy cents) for the members of the Statutory Audit and Risk Committee.

Thus, there is a reduction in relation to the Management's proposal in 2019 in the amount of R$ 440,575.27 (four hundred and forty thousand, five hundred and seventy-five reais and twenty-seven cents) to the Management, R$ 108,724.92 (one hundred and eight thousand, seven hundred and twenty-four reais and ninety-two cents) to the members of the Fiscal Council and R$ 652,349.56  (six hundred and fifty two thousand, three hundred and forty nine reais and fifty six cents) in relation to the remuneration of the members of the Audit and Risk Statutory Committee.

However, with respect to the amounts that were approved at the 59th Annual Shareholders Meeting (which were lower than those proposed by the Management, as mentioned above), an increase in the amount of R$ 701,517.84 (seven hundred and one thousand, five hundred and seventeen reais and eighty-four cents) in relation to the compensation proposal for the Management, maintaining the value in relation to the remuneration of the members of the Fiscal Council and an increase of R$ 195,853.06 (one hundred and ninety-five thousand, eight hundred and fifty-three reais and six cents) in relation to the remuneration of the members of the Audit and Risk Statutory Committee.

It should be noted that the process of defining the remuneration of Eletrobras' Directors, pursuant to Decree 10,072/19, is guided by the guidelines of the State Companies Coordination and Governance Secretariat (SEST), which in 2020 advised that there should be no readjustment for all companies. state-owned companies, regardless of the specifics of each organization. In addition, Judgment 830/2019-TCU, of April 10, 2019, still in force, issued at the 2019 ASM, cautiously determined that Eletrobras refrain from deliberating on a possible concession of a remuneration increase of any kind to its management, until mentioned Corte carries out the analysis of information about the state's financial situation, in particular, the existence of signs of dependence on the National Treasury. In fact, it is worth mentioning that in 2019, SEST initially indicated a correction of 11.75%, which was suspended due to the mentioned Judgment.

In this sense, it should be emphasized that, in Management's view, aspects should be added that would allow Eletrobras's remuneration levels to be compared to those practiced by companies of similar size and characteristics, in order to make current remuneration compatible with the levels of challenge, complexity and responsibility attributed to the positions of the Directors and members of the Fiscal Council and the Audit and Risk Statutory Committee of the company. We understand that the non-correction of the compensation gap of Eletrobras officers, and the consequent maintenance of payment of amounts below the market, implies a relevant risk to the company, as it does not allow the effective retention and attraction of talents and leaders, which may compromise its results.

Notwithstanding the risks indicated but considering the positioning of TCU and the guidelines of SEST, the compensation proposal provides that there is no readjustment in the fees of each member of the Executive Board. Consequently, there will also be no readjustment for the members of the board of directors, fiscal council and members of the Audit and Risk Statutory Committee, whose remuneration is indexed to the remuneration of the executive board.

In addition, it is worth mentioning that for the period from April 2020 to March 2021, in line with the TCU Judgment which determined that Eletrobras does not deliberate on remuneration increases, the remuneration proposal foresees the maintenance of the same target values foreseen for the RVA 2018, approved by SEST in 2018. In this sense, considering that the RVA account with value zeroed for April 2019 to March 2020 was included in the values approved at the 59th ASM in 2019, it is worth mentioning that the fact of repeating in this proposal the fee targets for 2018 automatically implies total amounts higher than those approved in 2019. Therefore, despite the increase in the total amount, it is noted that no adjustment in the variable remuneration of directors is being proposed.

R$	Managers	Fiscal Council	Audit and Risk Statutory Committee	Total
Proposed on ASM 59th/2019	11,902,044.06	500,431.04	3,002,586.26	15,405,061.36
Approved on 59th ASM/ 2019	10,759,950.95	391,706.12	2,154,383.64	13,306,040.71
Realized Amounts (Apr/19 to Mar/20)	7,365,755.64	335,561.38	1,797,713.82	9,499,030.83
Proposed for 60th ASM/2020	11,461,468.79	391,706.12	2,350,236.70	14,203,411.60

It should also be clarified that the current proposal considers that, among the 11 (eleven) members of the Board of Directors, the number of 3 (three) members has seats on the Audit and Risk Statutory Committee and perceives the specific fees related to the second collegiate body, avoiding double counting in the proposal for the overall remuneration of directors.

It is worth noting that the information contained in the Reference Form refers to the Company's fiscal year, ending on December 31 of each year, while the remuneration proposals refer to the interval between 02 (two) subsequent ordinary general meetings.

The Annex 05 contains the information regarding the compensation of the Management, Fiscal Council members and members of the Audit and Risk Statutory Committee, as per item 13 of the Reference Form.

Annex 05: Information related to the Management's remuneration pursuant to item 13 of the Reference Form

13.1 - Description of remuneration policy or practice, including non-statutory board of directors

(a) Objectives of remuneration policy or practice, stating whether the remuneration policy has been formally approved, body responsible for its approval, date of approval and, if the issuer discloses the policy, locations on the worldwide computer network where the document may be consulted:

The main purpose of the remuneration practice adopted by Eletrobras is to promote the alignment of the interests of the managers with the interests of the Company's shareholders. For this purpose, the remuneration of Eletrobras’ managers is set using, as parameters, the following factors: the responsibility, the time dedicated to the position and the professional competence of the Managers, as well as the levels of challenges required by a company the size of Eletrobras.

However, it is worth stressing that, according to Decree 9.745/19, it is up to SEST to express its opinion on the remuneration of the administrators of state-owned companies and to instruct the Federal Government´s vote at their general meetings. Accordingly, through Circular Letter SEI nº 229/2020/ME, dated 02.10.2020, said Secretariat instructed all state companies that, regardless of their specificities and characteristics, the fees of the administrators and other statutory members are not readjusted for the period April 2020 to March 2021.

In addition, it should be noted that Judgment 830/2019-TCU, dated 04.10.2019, still in force, issued at the 2019 ASM, cautiously determined that Eletrobras refrain from deliberating on a possible concession of a remuneration increase of any kind to its board of directors. , until the aforementioned Court analyzes information about the state's financial situation, in particular, the existence of evidence of dependence on the National Treasury. In fact, it is worth mentioning that in 2019, SEST initially indicated a correction of 11.75%, which was suspended due to the mentioned Judgment.

Thus, the restriction imposed by SEST in 2020, as well as the validity of Judgment 830/2019-TCU, impose that the management proposal provides that there is no readjustment of the fees and variable remuneration of the administrators, despite the risks and consequences for business Eletrobras, since values practiced below the market may result in problems of retaining and attracting key positions of the company, especially when considering that Eletrobras' values have not been readjusted since 2015.

(b) Composition of Remuneration, stating:

i. Description of the remuneration elements and the objectives of each of them;

Executive Board

Annual Fixed Remuneration

Eletrobras’ Executive Board members are entitled to a monthly fixed remuneration corresponding to the fees attributed to the exercise of the function, plus the following benefits: vacation bonus, supplementary private pension, transfer allowance, group life insurance, (whose costs are divided between Eletrobras and the opting member), health insurance, meal assistance, housing assistance and special allowance.

The payment of the special payment refers to the Christmas bonus paid to all members of the Executive Board. The entire Eletrobras Board of Directors is Statutory.

The members of the Executive Board are not entitled to compensation for participation in committees.

Variable Remuneration

The members of the Executive Eletrobras are entitled to Variable Annual Remuneration (“RVA”), based on the fulfillment of annual targets established by the Board of Directors and approved by the Office of Coordination and Governance of State Enterprises - SEST of the Ministry of Economy. The RVA it is paid in deferred installments over five years.

Post-Employment Benefits

The members of the Executive Board are entitled to post-employment benefits in the form of contributions to the supplemental social security.

Benefits Motivated by End of Term of Office

Pursuant to Federal Law No. 12,813 of May 16, 2013 and pursuant to art. 4 of Decree No. 4,187, of April 8, 2002, the members of the Board of Executive Officers are entitled to benefits motivated by the termination of the position. The purpose of this benefit, called "Quarantine", is to ensure that other positions and/or new positions, by the Company's past managers, are not taken over by companies considered to be competitors of the Company in the six (6) months following their exit. Quarantine is the object of appreciation and manifestation by the Public Ethics Committee.

Remuneration Based on Shares

The members of Eletrobras’ Executive Board are entitled by Variable Annual Remuneration (“RVA”) carried out, among others factors by means of a share-based instrument, constructed as follows: first, the amount of RVA is measured, based on the fulfillment of the indicator’s goals; then, the average price of the unitary share of the Company is calculated in the las week of the fiscal year, considering the average quotations of common and preferred shares, weighted by means of the capital weight; then, the amount of RVA that each officer will be entitled to is divided by the average share price, to obtain the number of reference shares; subsequently, the amount to be paid in the year following the achievement of the targets will be paid in cash, in cash, multiplying the average share price in the last week of the month prior to payment by the number of reference shares. It should be noted that, despite the mechanism being approved by the Board of Directors and by the Office of Coordination and Governance of State Enterprises (SEST), the conditions established in RVA 2018 were not fully complied with, which implied the non-payment of this installment variable during the year 2019.

Board of Directors

Annual Fixed Remuneration

The remuneration of the members of the Board of Directors is set at one tenth of the average monthly remuneration of the members of the Executive Board (Chairman and Officers), excluding the amounts connected vacation bonus and to the direct and indirect benefits granted to said members.

The members of the Board of Directors are not entitled to direct and indirect benefits and remuneration for participation in committees, except for the Board Directors who are members of the Audit and Risk Statutory Committee, who will only receive the remuneration of a member of that committee.

Variable Remuneration

The members of the Board of Directors are not entitled to variable remuneration, including, without limitation, bonuses, profit sharing, remuneration for participation in meetings and commissions.

Post-Employment Benefits

The members of the Board of Directors are not entitled to post-employment benefits.

Benefits Motivated by End of Term of Office

The members of the Board of Directors are not entitled to benefits motivated by the termination of the position.

Remuneration Based on Shares

The members of the Board of Directors are not entitled to remuneration based on shares.

Fiscal Council

Annual Fixed Remuneration

The remuneration of the Fiscal Council’s members is set at one tenth of the average monthly remuneration of the Executive Board’s members (Chairman and Officers), excluding the amounts connected to the direct and indirect benefits granted to said members.

The Fiscal Council’s members are not entitled to direct and indirect benefits and remuneration for attendance in committees.

Variable Remuneration

The Fiscal Council’s members are not entitled to a variable remuneration, including, without limitation, bonus, interests in the results, remuneration owing to interest in meetings and commissions.

Post-Employment Benefits

The Fiscal Council’s members are not entitled to post-employment benefits.

Benefits Motivated by End of Term of Office

The members of the Fiscal Council are not entitled to benefits motivated by the termination of the position.

Remuneration Based on Shares

The Fiscal Council’s members are not entitled remuneration based on shares.

Non-statutory Board:

Not applicable, since Eletrobras does not have Non-statutory Boards.

Committees

The Board of Directors of Eletrobras has three committees earmarked for analyzing, following up and making recommendations on specific issues in each area: (i) Strategy, Governance and Sustainability Committee; (ii) Audit and Risk Statutory Committee; and (iii) Management, People and Eligibility Committee, with the last two of them being statutory, in line with the requirements under Law No. 13303/16 and its regulation (Owned-State Companies). Each committee has three vacancies for board members, and its duties are set out in internal bylaws.

The Paragraph 3 of Article 40 of Eletrobras’ Articles of Incorporation established that the Audit and Risk Stautory Committee may have up to 5 (five) members. Currently it is composed by 4  (four) members.

In turn, paragraph 4 of said article established that the remuneration of the members of the Audit and Risk Statutory Committee shall be set by the Shareholders’ Meeting and shall not be lower than the remuneration of the Fiscal Directors. Currently, the amount charged refers to 60% of the average remuneration of the members of the Executive Board, excluding the amounts referring to the vacation pay and the direct and indirect benefits granted to said members.

In turn, paragraph 5 of the same Article defined that the members of the Board of Directors who occupy a position in the Statutory Audit and Risk Committee shall choose the remuneration of member of said Committee.

The members of the Strategy, Governance and Sustainability Committee and the Management, People and Eligibility Committee they are not remunerated for their specific activities with the scope of said committees.

Audit and Risk Statutory Committee

Annual Fixed Remuneration

The remuneration of the Audit and Risk Statutory Committee’s members is set at 60% (sixty percent) of the average monthly remuneration of the Executive Board’s members (Chairman and Officers), excluding the amounts connected to vacation pay and the direct and indirect benefits granted to said members.

Variable Remuneration

The Audit and Risk Statutory Committee members are not entitled to variable remuneration.

Post-Employment Benefits

The Audit and Risk Statutory Committee’s members are not entitled to post-employment benefits.

Benefits Motivated by End of Term of Office

The members of the Audit and Risk Statutory Committee are not entitled to benefits motivated by the termination of the term of office.

Remuneration Based on Shares

The Audit and Risk Statutory Committee’s members are not entitled remuneration based on shares.

ii. In relation to the last 03 (three) accounting years, what is the proportion of each element in the total remuneration;

Pursuant to the table below, the proportions for each component of total remuneration for the 2019 accounting year were, approximately:

Composition of Remuneration	Board of Directors	Fiscal Council	Board of Executive Officers	Non-statutory Board	Audit and Risk Statutory Committee
Monthly Fixed Remuneration
Salary of Payment for Management Services	87.43%	85.10%	54.63%	N.A	83.33%
Direct and Indirect Benefits	0.00%	0.00%	15.05%	N.A	0.00%
Participation in Committees	0.00%	0.00%	0.00%	N.A	0.00%
Others	12.57%	14.90%	17.14%	N.A	16.67%
Variable Remuneration
Bonus	0.00%	0.00%	0.00%	N.A	0.00%
Income Sharing	0.00%	0.00%	0.00%	N.A	0.00%
Participations in Meetings	0.00%	0.00%	0.00%	N.A	0.00%
Fees	0.00%	0.00%	0.00%	N.A	0.00%
Others	0.00%	0.00%	0.00%	N.A	0.00%
Post-Employment Benefits	0.00%	0.00%	7.94%	N.A	0.00%
End of Office	0.00%	0.00%	5.24%	N.A	0.00%
Total	100.00%	100.00%	100.00%	N.A	100.00%

Pursuant to the table below, the proportions for each component of total remuneration for the 2018 accounting year were, approximately:

Composition of Remuneration	Board of Directors	Fiscal Council	Board of Executive Officers	Non-statutory Board	Audit and Risk Statutory Committee
Monthly Fixed Remuneration
Salary of Payment for Management Services	85.15%	83.33%	55.14%	N.A	83.33%
Direct and Indirect Benefits	0.00%	0.00%	13.69%	N.A	0.00%
Participation in Committees	0.00%	0.00%	0.00%	N.A	0.00%
Others	14.85%	16.67%	19.28%	N.A	16.67%
Variable Remuneration
Bonus	0.00%	0.00%	0.00%	N.A	0.00%
Income Sharing	0.00%	0.00%	0.00%	N.A	0.00%
Participations in Meetings	0.00%	0.00%	0.00%	N.A	0.00%
Fees	0.00%	0.00%	0.00%	N.A	0.00%
Others	0.00%	0.00%	0.00%	N.A	0.00%
Post-Employment Benefits	0.00%	0.00%	9.02%	N.A	0.00%
End of Office	0.00%	0.00%	2.87%	N.A	0.00%
Total	100.00%	100.00%	100.00%	N.A	100.00%

Pursuant to the table below, the proportions for each component of total remuneration for the 2017 accounting year were, approximately:

Composition of Remuneration	Board of Directors	Fiscal Council	Board of Executive Officers	Non-statutory Board	Committees
Monthly Fixed Remuneration
Salary of Payment for Management Services	84.9%	83.3%	54.7%	N.A	N.A
Direct and Indirect Benefits	0.1%	0.0%	18.0%	N.A	N.A
Participation in Committees	0.0%	0.0%	0.0%	N.A	N.A
Others	15.0%	16.7%	19.9%	N.A	N.A
Variable Remuneration
Bonus	0.0%	0.0%	0.0%	N.A	N.A
Income Sharing	0.0%	0.0%	0.0%	N.A	N.A
Participations in Meetings	0.0%	0.0%	0.0%	N.A	N.A
Fees	0.0%	0.0%	0.0%	N.A	N.A
Others	0.0%	0.0%	0.0%	N.A	N.A
Post-Employment Benefits	0.0%	0.0%	6.2%	N.A	N.A
End of Office	0.0%	0.0%	1.2%	N.A	N.A
Total	100.00%	100.00%	100.00%	N.A	N.A

iii. method for calculation and adjustment of each of the components of remuneration;

The setting of global remuneration of the Executive Board, members of the Board of Directors, members of the Fiscal Council, and members of the Statutory Audit and Risk Committee Eletrobras follows an already established process, whereby Eletrobras’ Management annually submits to the Office for Coordination and Governance of State Enterprises – SEST and to the Ministry of Mines and Energy – MME the remuneration proposal for the period elapsing for the current year to March of the following year.

SEST is responsible for analyzing the proposed amount for the remuneration of Eletrobras’ Managers and submitting by the Nation Treasury Office. In turn, the National Treasury Office, after approval of the amount defined by SEST, sends it in the form of voting instructions, for approval at the Eletrobras Annual Shareholders' Meeting.

The remuneration amounts of Eletrobras' Directors are adjusted and approved annually on the occasion of the Annual Shareholders’ Meeting, upon appraisal of the Management Proposal, subject to the statement of shareholders by the Company’s Board of Directors.

iv. reasons justifying the composition of the remuneration

The composition of the compensation of Eletrobras’ Managers is based on the guidelines and rules defined for state-owned companies by SES, as well as possible refinements inview of the complexity of the Company’s positions interms of responsibilities and challenges, being established by the shareholders at the General Meeting, and the content of the majority shareholder manifestation should be recorded.

v. the existence of unpaid members by the issuer and the reason for that fact

All members of the Board of Executive Officers, Board of Directors, Fiscal Council, and the Statutory Audit and Risk Committee of Eletrobras are remunerated, and Decree No. 1957/1996 prohibits the remunerated participation of employees of the Federal Public Administration, directly or indirectly, in more than two boards of directors administration or fiscal of public companies and joint-stock companies, as well as other entities directly or indirectly controlled by the Federal Government. There is no remuneration for the members of committees and commissions, except for the members of the Statutory Audit and Risk Committee. The members of the Board of Directors who are part of the Audit and Risk Statutory Committee, in turn, receive only the remuneration pertinent to their participation in that committee.

(c) key performance indicators that are taken into account in determining each element of remuneration;

There is no binding of performance in relation to the fixed remuneration of the Managers, since the amounts are set by the Office of Coordination and Governance of State Enterprises - SEST of the Ministry of Economy and distributed by the Board of Directors of Eletrobras to the other management bodies of the Company. The total amount of the remuneration is approved at the Annual General Meeting, taking into account the period from April of the current year to March of the subsequent year.

Regarding the variable remuneration of the Managers, the members of the Executive Board are entitled to Variable Annual Remuneration, based on the fulfillment of annual targets established by the Board of Directors and approved by the Office of Coordination and Governance of State Enterprises - SEST of the Ministry of Economy.

The variable remuneration indicators for Managers are divided into the following categories: (i) corporate category: financial indicators, quality of services in the activities of generation and transmission of energy and compliance with public policies and to the Agreement on Goals of Corporate Performance - CMDE; (ii) collegiate category: evaluation of the performance of the Board of Executive Officers by the Board of Directors and the Compliance indicator of SEST; and (iii) category business unit: each Manager has an own indicator and goal, in accordance with the objectives defined by the Company.

(d) how remuneration is structured to reflect the evolution of performance indicators;

•        Salary or Wage: Fixed remuneration with no associated indicators.

•        Direct and Indirect Benefits: without associated indicator

•        Bonus: Eletrobras does not make this kind of remuneration.

•        Variable Remuneration: The members of the Executive Board of Eletrobras are entitled to Variable Annual Remuneration (“RVA”), based on the fulfillment of annual targets established by the Board of Directors and approved by the Office of Coordination and Governance of State Enterprises - SEST of the Ministry of Economy.

•        Participation in meetings: Eletrobras does not make this kind of remuneration.

•        Fees: Eletrobras does not make this kind of remuneration.

•        Post-employment benefits: without associated indicator.

•        End of Office: without associated indicator.

•        Remuneration based on shares:  At Eletrobras, the payment of the RVA is made through a share-based instrument. (There were no payments in 2019 or in previous years)

(e) how the remuneration policy or practice aligns with the Company's short-, mid and long-term interests

The definition of anchoring the RVA in the results of indicators in view of the established goals, which maintain an explicit link with the Strategic Plan of Eletrobras, aims to prioritize an efficient and effective management. The achievement of goals of the strategic indicators is a lever for Eletrobras companies to fulfill the objectives for which they were created, generating value for all stakeholders in both the short and mid and long terms.

The variable remuneration of Eletrobras 'Directors is a management tool for the company, known as “Annual Variable Remuneration - Directors' RVA”, which focuses on achieving strategic objectives and continued performance. The composition of the RVA indicator panel encompasses the following categories: (i) corporate category: financial indicators, service quality in energy generation and transmission activities and compliance with public policies and the Business Performance Goals Contract - CMDE; (ii) collegiate category: evaluation of the performance of the Executive Board by the Board of Directors and the SEST Compliance indicator; and (iii) business unit category: each manager has his own indicator and target, according to the objectives defined by the Company. The goals of CMDE and RVA are derived from the Eletrobras Business and Management Director Plan - PDNG and the Eletrobras - PNG Business and Management Plans, developments of the Strategic Plan and, jointly, constitute the Strategic Scorecard of the Eletrobras companies. Based on the premise of continued performance, the payment of variable remuneration (when due) is conditioned to the maintenance of favorable results for the company for more than one year, being paid in deferred installments over 5 (five) years.

At Eletrobras, the payment of RVA is made through a share-based instrument, constructed as follows: first, the amount of RVA is measured, based on the fulfillment of the indicators' goals; then, the average quotation of the unitary share of the Company is calculated in the last week of the fiscal year, considering the average quotations of common and preferred shares, weighted by means of the capital weight; then, the amount of RVA that each officer will be entitled to is divided by the average share price, to obtain the number of reference shares; subsequently, the amount to be paid in the year following the achievement of the goals will be paid in cash, in cash, multiplying the average share price of the last week of the month prior to payment by the number of reference shares.

 It should be noted that, despite the mechanism being approved by the Board of Directors and by the State Government Corporate Coordination Secretariat (SEST), the conditions established in RVA 2018 have not been fully complied with, which implied the non-payment of this variable installment. during the 2019 financial year.

(f) the existence of remuneration supported by subsidiaries, controlled companies or direct or indirect controlling shareholders

There is no remuneration or benefit to the members of the Board of Directors, Fiscal Council, Executive Board and Advisory Committees, paid by subsidiaries, controlled companies or direct or indirect controlling shareholders.

(g) existence of any remuneration or benefit connected to the occurrence of a particular corporate event, such as the sale of the Company's control of the Company

There is no remuneration or benefit for the members of the Board of Directors, Fiscal Council, Executive Board, and Advisory Committees connected to the occurrence of a particular corporate event.

(h) practices and procedures adopted by the board of directors to define the individual remuneration of the board of directors and board of executive officers, indicating: (i) the Company's bodies and committees that participate in the decision-making process, identifying in what way they participate; (ii) criteria and methodology used to determine the individual remuneration, indicating whether assessments are used to verify market practices and, if so, the criteria for comparison and the scope of such assessments; and (iii) how often and how the board of directors assesses the adequacy of the issuer's remuneration policy.

Eletrobras is a mixed economy company, and, as a result, is subject to the rules established by the State Ministry of Economy - ME and SEST. In the regular course of its activities, both ME and SEST are in charge of setting the individual remuneration of the members of the Board of Directors, Executive Board, Fiscal Council and Audit and Risk Statutory Committee of Eletrobras.

Such amounts are established in accordance with the guidelines of ME and SEST in the ordinary exercise of the power to manage and approve the budget and expenses of the Federal Government and federal public companies.

Accordingly, no body and/or committee of the Company has the power to, at its own discretion, set the remuneration of its members. Annually the Company, through its Managers, keeps contact with ME and SEST, in order to report to them any need for adjustments in the amounts paid to the Officers and members of the Company’s Board of Directors and Fiscal Council, and the Statutory Audit and Risk Committee, without, however, having any decision-making power over the final approved values.

The assessment and reassessment of the adjustments are made annually, when the global remuneration is approved at the Shareholders’ Meeting.

13.2 - Total Remuneration of the Board of Directors, Executive Board, Fiscal Committee, and Audit and Risk Committee

Total Remuneration forecast for the current accounting year ending on 12/31/2020 - Annual Values
	Board of Directors	Executive Board	Fiscal Council	Audit and Risk Statutory Committee	Total
Total Number of Members	11.00	7.00	5.00	5.00	28.00
Number of Compensated Members	8.00*	6.75	4.75	4.75	24.25
Annual Fixed Remuneration
Salary of Payment for Management Services	522,274.82	4,068,785.85	310,100.68	1,860,604.10	6,761,765.44
Direct and Indirect Benefits	-	1,564,411.03	-	-	1,564,411.03
Participation in Committees	0.00	0.00	0.00	0.00	0.00
Others	94,662.31	1,481,735.89	58,755.92	372,120.87	2,007,274.99
Description of Other Fixed Remunerations	INSS Charges	INSS/FGTS Charges	INSS Charges	INSS Charges	-
Variable Remuneration
Bonus	0.00	0.00	0.00	0.00	0.00
Income Sharing	-		-	-
Participation in Meetings	0.00	0.00	0.00	0.00	0.00
Fees	0.00	0.00	0.00	0.00	0.00
Others	0.00	0.00	0.00	0.00	0.00
Description of Other Variable Remunerations	-	-	-	-	-
Post-Employment	-	776,975.74	-	-	776,975.74
Extinction of Position	-	2,109,186.78	-	-	2,109,186.78
Based on Shares, Including Options	0.00	439,413.91	0.00	0.00	439,413.91
Observation	The number of members corresponds to the annual average of number of members of the said managing department ascertained per month, as provided for under CVM/SEP/No.2/2020 Circular Letter	The number of members corresponds to the annual average of number of members of the said managing department ascertained per month, as provided for under CVM/SEP/No.2/2020 Circular Letter	The number of members corresponds to the annual average of number of members of the said managing department ascertained per month, as provided for under CVM/SEP/No.2/2020 Circular Letter	The number of members corresponds to the annual average of number of members of the said managing department ascertained per month, as provided for under CVM/SEP/No.2/2020 Circular Letter	-
Total Remuneration	616,937.13	10,440,509.21	368,856.59	2,232,724.96	13,659,027.90

* Three directors were not accounted for, given that board members on the Audit and Risk Statutory Committee are remunerated only for participation in the Committee.

Total Remuneration for the Accounting Year ended on 12/31/2019 - Annual Amounts
	Board of Directors	Executive Board	Fiscal Council	Audit and Risk Statutory Committee	Total
Total Number of Members	10.92	5.67	4.75	3.75	25.09
Number of Compensated Members	8.00*	5.67	4.75	3.75	22.17
Annual Fixed Remuneration
Salary of Payment for Management Services	522,274.56	3,118,072.85	305,022.85	1,412,136.97	5,357,507.23
Direct and Indirect Benefits	0.00	858,710.53	0.00	0.00	858,710.53
Participation in Committees	0.00	0.00	0.00	0.00	0.00
Others	75,076.88	978,346.36	53,387.97	282,427.55	1,389,238.76
Description of Other Fixed Remunerations	INSS Charges	INSS/FGTS Charges	INSS Charges	INSS Charges	-
Variable Remuneration
Bonus	0.00	0.00	0.00	0.00	0.00
Income Sharing	0.00	0.00	0.00	0.00	0.00
Participation in Meetings	0.00	0.00	0.00	0.00	0.00
Fees	0.00	0.00	0.00	0.00	0.00
Others	0.00	0.00	0.00	0.00	0.00
Description of Other Variable Remunerations
Post-Employment	0.00	453,214.89	0.00	0.00	453,214.89
Extinction of Position	0.00	299,175.42	0.00	0.00	299,175.42
Based on Shares, Including Options	0.00	0.00	0.00	0.00	0.00
Observation	The number of members corresponds to the annual average of number of members of the said managing department ascertained per month, as provided for under CVM/SEP/No. 2/2020 Circular Letter	The number of members corresponds to the annual average of number of members of the said managing department ascertained per month, as provided for under CVM/SEP/ No. 2/2020 Circular Letter	The number of members corresponds to the annual average of number of members of the said managing department ascertained per month, as provided for under CVM/SEP/No. 2/2020 Circular Letter	The number of members corresponds to the annual average of number of members of the said managing department ascertained per month, as provided for under CVM/SEP/No. 2/2020 Circular Letter	-
Total Remuneration	597,351.44	5,707,520.05	358,410.82	1,694,564.52	8,357,846.83

* Three directors were not accounted for, given that board members on the Statutory Audit and Risk Committee are remunerated only for participation in the Committee.

Total Remuneration for the Accounting Year ended on 12/31/2018 - Annual Amounts
	Board of Directors	Executive Board	Fiscal Council	Audit and Risk Statutory Committee	Total
Total Number of Members	10.08	6.42	5.00	(*)	21.50
Number of Compensated Members	8.08	6.42	5.00	2.00	21.50
Annual Fixed Remuneration
Salary of Payment for Management Services	501,168.73	3,831,100.47	318,874.84	751,296.63	5,402,440.67
Direct and Indirect Benefits	0.00	951,512.86	0.00	0.00	951,512.86
Participation in Committees	0.00	0.00	0.00	0.00	0.00
Others	87,427.76	1,339,692.46	63,774.82	150,259.41	1,641,154.45
Description of Other Fixed Remunerations	INSS Charges	INSS/FGTS Charges	INSS Charges	INSS Charges	-
Variable Remuneration
Bonus	0.00	0.00	0.00	0.00	0.00
Income Sharing	0.00	0.00	0.00	0.00	0.00
Participation in Meetings	0.00	0.00	0.00	0.00	0.00
Fees	0.00	0.00	0.00	0.00	0.00
Others	0.00	0.00	0.00	0.00	0.00
Description of Other Variable Remunerations
Post-Employment	0.00	626,488.53	0.00	0.00	626,488.53
Extinction of Position	0.00	199,450.28	0.00	0.00	199,450.28
Based on Shares, Including Options	0.00	0.00	0.00	0.00	0.00
Remark	The number of members corresponds to the annual average of number of members of the said managing department ascertained per month, as provided for under CVM/SEP/No. 2/2020 Circular Letter	The number of members corresponds to the annual average of number of members of the said managing department ascertained per month, as provided for under CVM/SEP/No. 2/2020 Circular Letter	The number of members corresponds to the annual average of number of members of the said managing department ascertained per month, as provided for under CVM/SEP/No. 2/2020 Circular Letter	The number of members corresponds to the annual average of number of members of the said managing department ascertained per month, as provided for under CVM/SEP/No. 2/2020 Circular Letter	-
Total Remuneration	588,596.49	6,948,244.60	382,649.66	901,556.04	8,821,046.79

(*) The total of Committee members is being reckoned on Board of Directors.

Total Remuneration for the Accounting Year ended on 12/31/2017 - Annual Amounts
	Board of Directors	Executive Board	Fiscal Council	Total
Total Number of Members	8.58	7.0	5.0	20.58
Number of Compensated Members	8.58	7.0	5.0	20.58
Annual Fixed Remuneration
Salary of Payment for Management Services	561,989.20	4,555,510.68	327,691.02	5,445,190.90
Direct and Indirect Benefits	645.71	1,498,261.94	0.00	1,498,907.65
Participation in Committees	0.00	0.00	0.00	0.00
Others	99,340.80	1,652,999.61	65,538.09	1,817,878.50
Description of Other Fixed Remunerations	INSS Charges	INSS/FGTS Charges	INSS Charges	-
Variable Remuneration
Bonus	0.00	0.00	0.00	0.00
Income Sharing	0.00	0.00	0.00	0.00
Participation in Meetings	0.00	0.00	0.00	0.00
Fees	0.00	0.00	0.00	0.00
Others	0.00	0.00	0.00	0.00
Description of Other Variable Remunerations	0.00	0.00	0.00	0.00
Post-Employment	0.00	516,707.27	0.00	516,707.27
Extinction of Position	0.00	99,725.14	0.00	99,725.14
Based on Shares, Including Options	0.00	0.00	0.00	-
Remark	The number of members corresponds to the annual average of number of members of the said managing department ascertained per month, as provided for under CVM/SEP/No. 2/2020 Circular Letter	The number of members corresponds to the annual average of number of members of the said managing department ascertained per month, as provided for under CVM/SEP/No. 2/2020 Circular Letter	The number of members corresponds to the annual average of number of members of the said managing department ascertained per month, as provided for under CVM/SEP/No. 2/2020 Circular Letter	-
Total Remuneration	661,975.71	8,323,204.63	393,229.11	9,378,409.45

13.3 - Variable Remuneration of the Board of Directors, Executive Board, Fiscal Council and Audit and Risk Statutory Committee

Accounting Year ended on 12/31/2020
	Board of Directors	Executive Board	Fiscal Council	Audit and Risk Statutory Committee	Total
Total Number of Members	11.00	7.00	5.00	5,00	28.00
Number of compensated members(1)	8.00	6.75	4,75	4,75	24,25
Bonus
Minimum Value Forecasted in the Remuneration Plan	0.00	0.00	0.00	0.00	0.00
Maximum value forecasted in the remuneration plan	0.00	0.00	0.00	0.00	0.00
Value forecasted in the remuneration plan if the goals are reached	0.00	0.00	0.00	0.00	0.00
Income Sharing
Minimum Value Forecasted in the Remuneration Plan	0.00	0.00	0.00	0.00	0.00
Maximum value forecasted in the remuneration plan	0.00	439,413.91	0.00	0.00	439,413.91
Value forecasted in the remuneration plan if the goals are reached	0.00	439,413.91	0.00	0.00	439,413.91

(1)           Accounts for the number of officers and directors, as the case may be, to whom such variable remuneration may be recorded in the Eletrobras’ income for the accounting year, as provided for under CVM/SEP/No. 2/2020 Official Letter. The Company’s CEO is also a member of the Board of Directors, although the values of variable remuneration he receives are only booked if it were a member of the Executive Board, taking the fact that the members of the Board of Directors do not receive a remuneration of such nature.

Accounting Year ended on 12/31/2019
	Board of Directors	Executive Board	Fiscal Council	Audit and Risk Statutory Committee	Total
Total Number of Members	10.92	5.67	4.75	3.75	25.09
Number of compensated members(1)	8.00	5.67	4.75	3.75	22.17
Bonus
Minimum Value Forecasted in the Remuneration Plan	0.00	0.00	0.00	0.00	0.00
Maximum value forecasted in the remuneration plan	0.00	0.00	0.00	0.00	0.00
Value forecasted in the remuneration plan if the goals are reached	0.00	0.00	0.00	0.00	0.00
Income Sharing
Minimum Value Forecasted in the Remuneration Plan	0.00	346,452.28	0.00	0.00	346,452.28
Maximum value forecasted in the remuneration plan	0.00	346,452.28	0.00	0.00	346,452.28
Value forecasted in the remuneration plan if the goals are reached	0.00	346,452.28	0.00	0.00	346,452.28
Value actually recognized in the income for the last accounting year	0.00	0.00	0.00	0.00	0.00

(1)   Corresponds to the number of officers and directors, as applicable, to whom variable remuneration can be attributed recognized in Eletrobras' results for the year, as provided in Circular Letter/CVM/SEP/Nº02/2020. The Company’s CEO is also a member of the Board of Directors, although the values of variable remuneration he receives are only booked if it were a member of the Executive Board, taking the fact that the members of the Board of Directors do not receive a remuneration of such nature.

Accounting Year ended on 12/31/2018
	Board of Directors	Executive Board	Fiscal Council	Audit and Risk Statutory Committee	Total
Total Number of Members	10.08	6.42	5.00	(*)	21.50
Number of compensated members(1)	0.00	0.00	0.00	0.00	0.00
Bonus
Minimum Value Forecasted in the Remuneration Plan	0.00	0.00	0.00	0.00	0.00
Maximum value forecasted in the remuneration plan	0.00	0.00	0.00	0.00	0.00
Value forecasted in the remuneration plan if the goals are reached	0.00	0.00	0.00	0.00	0.00
Income Sharing
Minimum Value Forecasted in the Remuneration Plan	0.00	0.00	0.00	0.00	0.00
Maximum value forecasted in the remuneration plan	0.00	0.00	0.00	0.00	0.00
Value forecasted in the remuneration plan if the goals are reached	0.00	0.00	0.00	0.00	0.00
Value actually recognized in the income for the last accounting year	0.00	0.00	0.00	0.00	0.00

(1) Accounts for the number of officers and directors, as the case may be, to whom such variable remuneration was recorded in the Eletrobras’ income for the accounting year, as provided for under CVM/SEP/No. 02/2020 Official Letter. The Company’s CEO is also a member of the Board of Directors, although the values of variable remuneration he receives are only booked if it were a member of the Executive Board, taking the fact that the members of the Board of Directors do not receive a remuneration of such nature.

(*) The total of Committee members is being counted on Board of Directors.

Accounting Year ended on 12/31/2017
	Board of Directors	Executive Board	Fiscal Council	Total
Total Number of Members	8.58	7.00	5.00	20.58
Number of Compensated Members(1)	0.00	0.00	0.00	0.00
Bonus
Minimum Value Forecasted in the Remuneration Plan	0.00	0.00	0.00	0.00
Maximum value forecasted in the remuneration plan	0.00	0.00	0.00	0.00
Value forecasted in the remuneration plan if the goals are reached	0.00	0.00	0.00	0.00
Income Sharing
Minimum Value Forecasted in the Remuneration Plan	0.00	0.00	0.00	0.00
Maximum value forecasted in the remuneration plan	0.00	0.00	0.00	0.00
Value forecasted in the remuneration plan if the goals are reached	0.00	0.00	0.00	0.00
Value actually recognized in the income for the last accounting year	0.00	0.00	0.00	0.00

(1) Accounts for the number of officers and directors, as the case may be, to whom such variable remuneration was recorded in the Eletrobras’ income for the accounting year, as provided for under CVM/SEP/No. 02/2020 Official Letter. The Company’s CEO is also a member of the Board of Directors, although the values of variable remuneration he receives are only booked if it were a member of the Executive Board, taking the fact that the members of the Board of Directors do not receive a remuneration of such nature.

13.4 Remuneration plan based on shares of the board of directors and Executive Board

The members of Eletrobras' Executive Board are entitled to the Annual Variable Remuneration (“RVA”), based on the fulfillment of goals annually established by the Board of Directors and approved by the Secretariat for Coordination and Governance of State-Owned Companies - SEST of the Ministry of Economy. At Eletrobras, the payment of RVA is made through a share-based instrument, constructed as follows: first, the amount of RVA is measured, based on the achievement of the indicators’ goals; then, the average quotation of the unitary share of the Company is calculated in the last week of the fiscal year, considering the average quotations of common and preferred shares, weighted by means of the capital weight; then, the amount of RVA that each officer will be entitled to is divided by the average share price, to obtain the number of reference shares, subsequently, the amount to be paid in the year following the achievement of the goals will be paid in cash, in cash, multiplying the average share price of the las week of the month prior to payment by the number of reference shares.

It should be noted that, despite the mechanism being approved by the Board of Directors and by the Coordination and Governance of State Enterprises (SEST), the conditions established in RVA 2018 have not been fully complied with, which implied the non-payment of this variable installment during the 2019 financial year.

Eletrobras’ RVA has a deferral of 5 years, and includes a penalty in the amount receivable if there is a reduction in net income greater than 20% in relation to the base year.

Although approved, there was no such payment.

13.5 - Remuneration based on shares of the last 03 (three) accounting years of the board of directors and Executive Board

There was no RVA payment in the last 3 years.

13.6 - Information on the outstanding options held by the board of directors and the Executive Board

The Board of Directors and the Executive Board of Eletrobras do not have outstanding options and the Company does not have any plans or programs for granting stock options issued by the Company or similar instruments.

13.7 - Options exercised and shares delivered related to the stock-based remuneration of the Board of Directors and Executive Board

The Board of Directors and the Executive Board of Eletrobras do not have options exercised and shares delivered connected to stock-based remuneration and the Company does not have any plans or programs for granting stock options issued by the Company or similar instruments.

13.8 - Information necessary to understand the data disclosed in items 13.5 to 13.7 - Stock price and option pricing method

Item not applicable, since there was no RVA payment in the last 3 years, as well as Eletrobras' Board of Directors and Executive Board do not have outstanding options, options exercised and shares delivered connected to stock-based compensation and the Company does not have any plans or programs for granting stock options issued by the Company or similar instruments.

13.9 - Interests in shares, membership interests and other convertible securities, held by Managers Fiscal Committee Directors and members of the Audit and Risk Committee - per body

The Table below illustrates the shares issued by Eletrobras, held by members of the Board of Directors, Executive Board, Fiscal Committee and Statutory Audit and Risk Committee of Eletrobras on December 31, 2019:

Characteristic of Securities	Quantity
	Board of Directors	Executive Board	Fiscal Council	Audit and Risk Statutory Committee
Common Shares	-	-	-	-
Class A Preferred Shares	-	-	-	-
Class B Preferred Shares	2,460,800¹	-	-	-
¹ Shares indirectly held by a member of the Board of Directors through an indirect interest in an exclusive equity investment fund.

In order to avoid duplicity, given that the Company's Chief Executive Officer is also a member of the Board of Directors, the securities held by him are disclosed in the field connected to the Board of Directors.

The members of the Board of Directors, Executive Board, Fiscal Council, and Audit and Risk Committee, on the closing date of the last accounting year do not hold shares or membership interests directly or indirectly held in Brazil or abroad, or other securities convertible into shares or membership interests, issued by the direct or indirect controlling shareholders of Eletrobras and/or controlled companies or under common control of Eletrobras on the closing date of the last accounting year.

13.10 - Information on pension plans granted to members of the Board of Directors and Executive Officers

	Board of Directors	Executive Board	Total
Number of members	10.92	5.67	16.59
Number of compensated members(1)	-	4.75	4.75
Plan’s Name	Eletrobras Social Security Foundation
Amount of managers who are entitled to retire	-	Not available	Not available
Conditions for early retirement	-	- To have 60 (sixty) months of effective membership as a member of Eletros; - Being at least 50 (fifty) years old; - Having his/her working relationship with the sponsor broken.	-
Updated amount of contributions accumulated in the pension plan until the end of the last accounting year, deducting the portion connected to contributions made directly by the managers	-	R$ 2,265,787.27	R$ 2,265,787.27
Total accumulated value of contributions made during the last fiscal year, less the 60th installment related to contributions made directly by the Directors	-	R$ 429,932.22	R$ 429,932.22
Possibility of early redemption and conditions	-	The cancellation of the registration of the participant, when proven the break of the working relationship with the sponsor, whenever this cancellation occurs before it is in enjoyment of the Monthly Income benefit offered by the Plan, will give right to the redemption in the form of payment single or installment at option of the participant, discounted the Income Tax due.	-

(1) Accounts for the number of officers and directors, as the case may be, connected to the social security plan, as provided for under CVM/SEP/No. 02/2020 Circular Letter.

	Board of Directors	ExecutiveBoard	Total
Number of members (1)	10.92	5.67	16.59
Number of compensated members	-	0.25	1.00
Plan’s Name	Fachesf (Pension Plan of Officer connected to Chesf)
Amount of managers who are entitled to retire	-	-	-
Conditions for early retirement	-	Eligibility for Regular Retirement will begin on the date that the Active or Linked Participant simultaneously fulfills the following conditions: - being at least 55 (fifty-five) years old and amassing 5 (five) years of contribution to the Plan.	-
Updated amount of contributions accumulated in the pension plan until the end of the last accounting year, deducting the portion connected to contributions made directly by the managers	-	R$ 154,217.06	R$ 154,217.06
Accumulated total amount of contributions made during the last accounting year, less the portion connected to contributions made directly by the managers	-	R$ 23,282.67	R$ 23,282.67
Possibility of early redemption and conditions	-	The Participant, subject to termination of employment with the Sponsor, may apply for the Termination Redemption Benefit.	-

(1)    Accounts for the number of officers and directors, as the case may be, connected to the social security plan, as provided for under CVM/SEP/No. 03/2019 Official Letter.

13.11 - Individual, Annual Maximum, Minimum and Average Remuneration of the Board of Directors, Executive Board, Fiscal Committee and Audit and Risk Statutory Committee

Annual values

	Board of Executive Officers			Board of Directors			Fiscal Council			Audit and Risk Statutory Committee
	12/31/2019	12/31/2018	12/31/2017	12/31/2019	12/31/2018	12/31/2017	12/31/2019	12/31/2018	12/31/2017	12/31/2019	12/31/2018	12/31/2017
Total Number of Members	5.67	6.42	7.00	10.92	10.08	8.58	4.75	5.00	5.00	3.75	(*)	0
Number of Compensated Members	5.67	6.42	7.00	8.00	8.08	8.58	4.75	5.00	5.00	3.75	2.00	0
Value of the higher remuneration (Brazilian Reais)	1,029,791.51	1,090,016.06	1,577,770.58	65,284.32	76,834.59	78,986.87	78,341.16	76,834.59	78,341.16	391,706.16	312,311.99	0
Value of the smaller remuneration (Brazilian Reais)	984,125.04	986,486.75	870,310.98	65,284.32	64,028.85	65,284.32	78,341.16	76,834.59	78,341.16	391,706.16	293,779.65	0
Average Remuneration Value (Brazilian Reais)	1,019,776.82	1,082,843.31	1,189,029.23	60,871.16	72,846.10	77,153.35	75,454.91	76,529.93	78,645.82	376,569.86	450,778.02	0

(*) The total of Committee members is being counted on Board of Directors and therefore should not be added to this.

Observation

Board of Executive Officers
12/31/2019

The amount of fees distributed to the members of the Board of Executive Officers is the same for all except the increase of 5% for the Chief Executive Officer in relation to the other members and the fees received by 02 Officers employed in the months of January, February and March 2019.

The CEO is also a member of the Board of Directors, although the remuneration he received as a member of the Executive Board is not accounted for the calculation of Board of Directors’ remuneration and the other way around, as provided for under CVM/SEP/No. 02/2020 Official Letter. However, the charges connected to their total remuneration are considered exclusively on the Executive Board.

The value of the smaller annual individual remuneration was ascertained by excluding members of the respective department that took up the position over less than 12 months, as provided for under CVM/SEP/No. 02/2020 Circular Letter.

The number of members corresponds to the annual average of number of members of the said managing department ascertained per month, as provided for under CVM/SEP/No. 02/2020 Circular Letter.

12/31/2018

The amount of fees distributed to the members of the Board of Executive Officers is the same for all except the 5% increase for the Chief Executive Officer in relation to the other members.

The CEO is also a member of the Board of Directors, although the remuneration he received as a member of the Executive Board is not accounted for the calculation of Board of Directors’ remuneration and the other way around, as provided for under CVM/SEP/No. 02/2020 Official Letter. However, the charges connected to their total remuneration are considered exclusively on the Executive Board.

The value of the smaller annual individual remuneration was ascertained by excluding members of the respective department that took up the position over less than 12 months, as provided for under CVM/SEP/No. 02/2020 Circular Letter.

The number of members corresponds to the annual average of number of members of the said managing department ascertained per month, as provided for under CVM/SEP/No. 02/2020 Circular Letter.

12/31/2017

The amount of fees distributed to the members of the Board of Executive Officers is the same for all except the increase of 5% for the Chief Executive Officer in relation to the other members and the fees received by 01 employee director of Eletrobras company and 01 employee appointed Acting Officer on August 24, 2015.

The CEO is also a member of the Board of Directors, although the remuneration he received as a member of the Executive Board is not accounted for the calculation of Board of Directors’ remuneration and the other way around, as provided for under CVM/SEP/No. 02/2020 Official Letter. However, the charges connected to their total remuneration are considered exclusively on the Executive Board.

The value of the smaller annual individual remuneration was ascertained by excluding members of the respective department that took up the position over less than 12 months, as provided for under CVM/SEP/No. 02/2020 Circular Letter.

The number of members corresponds to the annual average of number of members of the said managing department ascertained per month, as provided for under CVM/SEP/No. 02/2020 Circular Letter.

Board of Directors
12/31/2019

The value of the fees distributed among the members of the Board of Directors is identical to all members, except for the Directors that are part of the Audit and Risk Committee, which receive higher amounts.

The value of the smaller annual individual remuneration was ascertained by excluding members of the respective department that took up the position over less than 12 months, as provided for under CVM/SEP/No. 02/2020 Circular Letter.

The number of members corresponds to the annual average of number of members of the said managing department ascertained per month, as provided for under CVM/SEP/No. 02/2020 Circular Letter.

12/31/2018

The value of the fees distributed among the members of the Board of Directors is identical to all members.

The value of the smaller annual individual remuneration was ascertained by excluding members of the respective department that took up the position over less than 12 months, as provided for under CVM/SEP/No. 02/2020 Circular Letter.

The number of members corresponds to the annual average of number of members of the said managing department ascertained per month, as provided for under CVM/SEP/No. 02/2020 Circular Letter.

12/31/2117

The value of the fees distributed among the members of the Board of Directors is identical to all members.

No board member has been in office for 12 months during the 2016 financial year. The Director with the smaller compensation remained 5 months in the position and the higher compensation remained 8 months.

The number of members corresponds to the annual average of number of members of the said managing department ascertained per month, as provided for under CVM/SEP/No. 02/2020 Circular Letter.

Fiscal Council
12/31/2019

The value of the fees distributed among the members of the Fiscal Council is identical to all members.

The value of the smaller annual individual remuneration was ascertained by excluding members of the respective department that took up the position over less than 12 months, as provided for under CVM/SEP/No. 02/2020 Circular Letter.

The number of members corresponds to the annual average of number of members of the said managing department ascertained per month, as provided for under CVM/SEP/No. 02/2020 Circular Letter.

12/31/2018

The value of the fees distributed among the members of the Fiscal Council is identical to all members.

The value of the smaller annual individual remuneration was ascertained by excluding members of the respective department that took up the position over less than 12 months, as provided for under CVM/SEP/No. 02/2020 Circular Letter.

The number of members corresponds to the annual average of number of members of the said managing department ascertained per month, as provided for under CVM/SEP/No. 02/2020 Circular Letter. Considering that in calculating the average remuneration, all directors were considered regardless of the number of months they were in the position, while in determining the lowest remuneration, those who stayed less than 12 months were excluded, the average value could be above the highest remuneration or below the lowest annual remuneration.

12/31/2018

The value of the fees distributed among the members of the Fiscal Council is identical to all members.

The value of the lower individual annual remuneration is identical to the higher individual remuneration, since only 1 tax advisor was active during the 12 months.

The number of members corresponds to the annual average of number of members of the said managing department ascertained per month, as provided for under CVM/SEP/No. 02/2020 Circular Letter. The average remuneration is higher than the maximum remuneration because it is calculated considering the sum of all the amounts received by all Directors during 2016 (total of BRL 405,633.14) and divided by the average number of positions filled during the year of 2016 (5). As only two directors were in office for 12 months, their annual remuneration (of BRL 78,341.16) ended up being lower than the average. Thus, the highest and lowest remuneration are equal to and lower than the average remuneration

Audit and Risk Statutory Committee
12/31/2019

The value of the fees distributed among the members of the Audit Committee is identical to all members.

The value of the smaller annual individual remuneration was ascertained by excluding members of the respective department that took up the position over less than 12 months, as provided for under CVM/SEP/No. 02/2020 Circular Letter.

The number of members corresponds to the annual average of number of members of the said managing department ascertained per month, as provided for under CVM/SEP/No. 02/2020 Circular Letter.

12/31/2018

The amount of fees distributed among the members of the Statutory Audit and Risk Committee was paid from May 2018 to December 2018. All members of the above committee were appointed in May 2018, however, the appointments took place on different dates between them. Thus, the annual value of 2018 among the 03 members is different. Owing to the fact that the number of members was calculated considering the 12 months of the year, making the annual average equal to 2 members (0+0+0+0+3+3+3+3+3+3+3+3 = 24, therefore the annual average is 24/12 = 2), the average annual remuneration of the committee ended up being higher than the maximum remuneration value (average remuneration 901,556.04/2 = 450,778.02).

13.12 - Mechanisms for remuneration or indemnification for managers in the event of dismissal or retirement

Eletrobras pays a sum called “Quarantine” to the Officers who were dismissed from the Company, subject to approval by the Public Ethics Committee of the Presidency of the Republic, which will correspond to a fixed monthly fee for a period of 6 (six) months.

The former member of the Board of Executive Officers shall not be entitled to remuneration of an indemnity nature that, prior to the end of the period of incapacity, returns to the position he held in the public or private administration prior to his investiture, provided that he does not characterize a conflict of interest .

13.13 - Percentage in the Total Remuneration held by Managers and Members of the Fiscal Committee and members of the Statutory Audit and Risk Committee who are parties related to the Controlling Shareholders

Remuneration held by Related Parties for the Accounting Year ending on December 31, 2019
	Board of Directors	Board of Executive Officers	Fiscal Council	Audit and Risk Statutory Committee
Total Members	10.92	5.67	4.75	3.75
Number of Members – Party Connected to Controlling Shareholders	2.00	0.00	1.75	0.00
Total Remuneration Value of the Department in the Year	597,351.44	5,707,520.05	358,410.82	1,694,564.52
Total Remuneration Value Assigned to Parties Related to the Controlling Shareholder in the Department in the Year	131,221.50	0	125,345.87	0.00
% of the Total Remuneration of the Department	22%	0%	35%	0%

(*) The total of Committee members is being reckoned on Board of Directors.

Remuneration held by Related Parties for the Accounting Year ending on December 31, 2018
	Board of Directors	Board of Executive Officers	Fiscal Council	Audit and Risk Statutory Committee
Total Members	10.08	6.42	5	(*)
Number of Members – Party Connected to Controlling Shareholders	2.3	0	2.58	0
Total Remuneration Value of the Department in the Year	588,596.49	6,948,244.60	382,649.66	901,556.04
Total Remuneration Value Assigned to Parties Related to the Controlling Shareholder in the Department in the Year	173,053.57	0	197,644.00	0.00
% of the Total Remuneration of the Department	29%	0%	52%	0%
Remuneration held by Related Parties for the Accounting Year ending on December 31, 2017
		Board of Directors	Executive Board	Fiscal Council
Total Members		8.58	7.0	5.00
Number of Members – Party Connected to Controlling Shareholders		2.50	0.00	2.80
Total Remuneration Value of the Department in the Year		661,975.71	8,323,204.63	393,229.11
Total Remuneration Value Assigned to Related Parties by Active Controlling Shareholder in Department		184,101.74	0.00	209,780.22
% of the Total Remuneration of the Department		28%	0%	53%

13.14 - Remuneration of Managers and members of the Fiscal Council and members of the Statutory Audit and Risk Committee, grouped by department, received for any reason other than the position they occupy

Over the last 3 (three) accounting years, there was no remuneration paid to members of the Board of Directors, Executive Board, Fiscal Council and Audit and Risk Statutory Committee of Eletrobras for any reason other than the position they hold. All remuneration received at Eletrobras was solely due to the position held at Eletrobras

13.15 - Remuneration of Managers, members of the Fiscal Council and members of the Statutory Audit and Risk Committee recognized in the results of direct or indirect controlling shareholders of companies under common control and controlled by the issuer.

Over the last 3 (three) accounting years, there were no remuneration installments paid by Eletrobras subsidiaries, its direct or indirect controlling shareholders and companies under common control, which have been attributed to the members of the Board of Directors, Executive Board, Fiscal Council, and Audit and Risk Statutory Committee, but there was, in no case, such a hypothesis of remuneration by subsidiary, controllers or companies under common control due to the position in Eletrobras. Any remuneration received at other companies/agencies was due to the activities performed there.

Additionally, in relation to the remuneration received from other companies and/or bodies, it is indicated, for the years ended December 31, 2019, 2018 and 2017, the remunerations received by the Managers, members of the Fiscal Council and Statutory Audit and Risk Committee of Eletrobras, recognized in the results of the Eletrobras subsidiaries, the direct or indirect controlling shareholders of Eletrobras or companies under common control, not related to the exercise of office in the issuer.

Accounting Year Ending on 12/31/2019
	Board of Directors	Executive Board	Fiscal Council	Audit and Risk Statutory Committee
Parent Companies	0.00	0.00	0.00	0.00
Subsidiaries	0.00	780,160.92	0.00	0.00
Companies under Joint Control	0.00	253,328.08	0.00	0.00

Accounting Year Ending 12/31/2018
	Board of Directors	Executive Board	Fiscal Council	Audit and Risk Stautory Committee
Parent Companies	0.00	0.00	0.00	0.00
Subsidiaries	0.00	452,710.23	0.00	0.00
Companies under Joint Control	0.00	99,642.00	0.00	0.00

Financial year ending as of 12/31/2017
	Board of Directors	Executive Board	Fiscal Council
Parent Companies	-	-	-
Subsidiaries	-	447,591.03	-
Companies under Joint Control	-	-	-

13.16 - Other relevant information

In addition to the information provided in item 13.2 above, Eletrobras’ managers received, in compensation, in 2019, the amount of BRL 74,614.51 connected to travel journeys. The amount received in 2018 for indemnity funds of this nature was BRL 98,774.58.

In addition to this, the Company informs the proposal for remuneration to the Managers (Board of Directors and Executive Board separately), as well as to the Fiscal Council and Audit and Risk Statutory Committee, to be resolved at the Shareholders’ Meeting, for the period from April 2020 to March 2021, according to the following tables:

Managers’ Remuneration Forecast according to term of office
(Period from April 2020 to March 2021)
	Board of Directors	Executive Board	Fiscal Council	Audit and Risk Statutory Committee	Total
Total Number of Members	11.00	7.00	5.00	5.00	28.00
Number of Compensated Members	8.00*	7.00	5.00	5.00	25.00
Annual Fixed Remuneration
Salary of Payment for Management Services	522,274.82	4,218,373.56	326,421.76	1,958,530.58	7,025,600.73
Direct and Indirect Benefits	-	1,601,353.27	-	-	1,601,353.27
Participation in Committees	0.00	0.00	0.00	0.00	0.00
Others	104,454.96	1,618,367.23	65,284.35	391,706.12	2,179,812.67
Description of Other Fixed Remunerations	INSS Charges	INSS/FGTS Charges	INSS Charges	INSS Charges	-
Variable Remuneration
Bonus	0.00	0.00	0.00	0.00	0.00
Income Sharing	0		0	0
Participation in Meetings	0.00	0.00	0.00	0.00	0.00
Fees	0.00	0.00	0.00	0.00	0.00
Others	0.00	0.00	0.00	0.00	0.00
Description of Other Variable Remunerations	Not applicable	Not applicable	Not applicable	Not applicable
Post-Employment	0	848,044.25	0	0	848,044.25
Extinction of Position	0	2,109,186.78	0	0	2,109,186.78
Based on Shares, Including Options	0.00	439,413.91	0.00	0.00	439,413.91
Remark	The number of members corresponds to the annual average of number of members of the said managing department ascertained per month, as provided for under CVM/SEP/No. 2/2020 Circular Letter	The number of members corresponds to the annual average of number of members of the said managing department ascertained per month, as provided for under CVM/SEP/No. 2/2020 Circular Letter	The number of members corresponds to the annual average of number of members of the said managing department ascertained per month, as provided for under CVM/SEP/No. 2/2020 Circular Letter	The number of members corresponds to the annual average of number of members of the said managing department ascertained per month, as provided for under CVM/SEP/No. 2/2020 Circular Letter	-
Total Remuneration	626,729.79	10,834,739.00	391,706.12	2,350,236.70	14,203,411.60

* Three directors were not accounted for, given that board members on the Statutory Audit Committee are remunerated only for participation in the Committee.

In addition to this, in order to provide a better understanding of the amounts effectively recognized for the period from April 2019 to March 2020, corresponding to the last term of office of the current members of the Company's Management, the table below indicates the information in item 13.2 of the Reference Form as planned for such period:

Managers’ Remuneration recognized in the term of office
(Period from April 2019 to March 2020)
	Board of Directors	Executive Board	Fiscal Council	Audit and Risk Statutory Committee	Total
Total Number of Members	10.92	5.67	4.75	3.75	25.08
Number of Compensated Members	8.00	5.67	4.75	3.75	22.17
Annual Fixed Remuneration
Salary of Payment for Management Services	522,274.63	3,217,797.99	288,701.80	1,498,094.71	5,526,869.13
Direct and Indirect Benefits	0.00	1,016,655.12	0.00	0.00	1,016,655.12
Participation in Committees	0.00	0.00	0.00	0.00	0.00
Others	68,548.50	1,006,358.21	46,859.57	299,619.11	1,421,385.39
Description of Other Fixed Remunerations	INSS Charges	INSS/FGTS Charges	INSS Charges	INSS Charges	-
Variable Remuneration
Bonus	0.00	0.00	0.00	0.00	0.00
Income Sharing	0.00	0.00	0.00	0.00	0.00
Participation in Meetings	0.00	0.00	0.00	0.00	0.00
Fees	0.00	0.00	0.00	0.00	0.00
Others	0.00	0.00	0.00	0.00	0.00
Description of Other Variable Remunerations
Post-Employment	0.00	479,527.81	0.00	0.00	479,527.81
Extinction of Position	0.00	1,054,593.39	0.00	0.00	1,054,593.39
Based on Shares, Including Options	0.00	0.00	0.00	0.00	0.00
Observation	The number of members corresponds to the annual average of number of members of the said managing department ascertained per month, as provided for under CVM/SEP/No. 2/2020 Circular Letter	The number of members corresponds to the annual average of number of members of the said managing department ascertained per month, as provided for under CVM/SEP/No. 2/2020 Circular Letter	The number of members corresponds to the annual average of number of members of the said managing department ascertained per month, as provided for under CVM/SEP/No. 2/2020 Circular Letter	The number of members corresponds to the annual average of number of members of the said managing department ascertained per month, as provided for under CVM/SEP/No. 2/2020 Circular Letter	-
Total Remuneration	590,823.12	6,774,932.52	335,561.38	1,797,713.82	9,499,030.89

Annex 06: Comments of the Managers on the financial situation of the Company, pursuant to Section 10 of the Reference Form.

10.1 - General Financial and Equity Conditions

a) General Financial and Equity Conditions

When we look back, we will remember 2019 as a year of iconic milestones that reafirmed Eletrobras’ position as the largest electric energy company in Brazil and Latin America. With the activation of the 18th and last turbine, we launched the imposing hydroelectric plant in Belo Monte, in Pará State. Largest 100% Brazilian plant, with 11,233 MW of power, Belo Monte transforms the strength of the Xingu River into renewable energy for about 60 million Brazilians. The commitment to clean energy, which accounts for 96% of the Eletrobras System matrix, also inspired us to implement a landmark of innovation and sustainability: the floating solar plant in the Sobradinho hydroelectric reservoir, in Bahia State.

The waters of the Teles Pires River, in the Brazilian State of Mato Grosso, started to generate energy in the two turbines of the Sinop hydropower power plant, with a total capacity of 401.88 MW of power. In order to complete the works of Angra III nuclear power plant, in Rio de Janeiro State, this project was included in the Investment Partnership Program of the Presidency of the Republic, in addition market sounding to identify potential partners, which was carried out by Eletrobras. Attention should also be drawn to the commercial operation start of 7 wind power plants, in addition to another 10 under construction, with a total capacity of 190 MW. These and other investments led Eletrobras to surpass another historic mark in 2019: more than 51,000 MW of installed power, accounting for 30.1% of the country’s generation. And, with 45.2% of the transmission lines, keeps leader in this market segment.

The divestments were also important for the company’s recovery strategy. With the privatization of the distributors, Eletrobras returned to its traditional core business: power generation and transmission. In addition to the sale of minority interests in special purpose entities, such measures contributed to the recovery of confidence in Eletrobras with a direct impact on the Company’s market value, which rose from BRL 33 billion in 2018 to more than BRL 51 billion in 2019.

Management and corporate governance practices were also intensively developed and improved in 2019. Throughout the year, in 27 work meetings, the Board of Directors (CA) actively participated in the monitoring of the strategic projects and goals of the Business and Management Master Plan (PDNG 2019-2023), as well as drafted and approved the guidelines of the next strategic planning cycle. It was also the year of consolidation of Eletrobras’ Statutory Audit and Risk Committee (CAE), which assists the Board in monitoring the PDNG, examining fundraising and discipline in capital allocation, with analyses of the effectiveness of internal controls, audit and compliance issues.

Attention should also be drawn to the resizing of the workforce, allowing estimated annual savings of BRL 746 million as of 2020. considering the two voluntary termination plans; the start of the Zero Base Budget (OBZ) project, which reinforces the culture of cost management and transparency; the reduction in leverage from 3.1 to 1.6 times; investments in the automation of our substations; implementation of the ERP system (Enterprise Resource Planning) in all Eletrobras Companies; and the consolidation of the Shared Services Center (CSC).

The recognition of the market and the government certified the Company’s good performance, guaranteeing the same level of certification as in 2018, but advancing in the B3 State Company Governance Highlight Program (Programa Destaque em Governança de Estatais) from 50 to 56 points, just four levels below the maximum score. Eletrobras is leaner, more integrated, efficient, and sustainable. Nonetheless, there are still many challenges, especially for achieving one of Eletrobras’ main objectives: to recover the company’s investment capacity, and thus expand the possibility of operating with continued success in a highly competitive environment.

In 2020, it achieved one more important milestone. In the first days of January, shareholders approved the unification of the operations of the subsidiaries Eletrosul and CGTEE, creating Eletrobras CGT Eletrosul. The new company will deepen the synergy of the operations in the South region of Brazil, allowing greater efficiency, improvement of processes, and optimization of results.

Throughout this year, concomitantly with the work for the constant evolution of Eletrobras, we will monitor the progress of the company’s capitalization bill presented to the National Congress in 2019 by our controlling shareholder, the Federal Government. The sale of Amazonas GT to Eletronorte was also approved, optimizing the governance of the subsidiaries and the capital structure of the Eletrobras group.

In addition, Eletrobras has been monitoring since January 2020, the evolution and possible impacts caused by the pandemic resulting from the coronavirus, Covid-19, as well as following the recommendations of the Ministry of Health, the government of the State of Rio de Janeiro and of the governments of the States of the cities in which its subsidiaries are located. The Company has taken steps to efficiently monitor the progress of the coronavirus, preserve its employees and prevent the spread of the disease, including through the creation of a Crisis Committee, which aims to coordinate all actions related to the pandemic.t

Assessment of Indicators

The table below presents the evolution of indicators considered important by the Administration for the evaluation of the Company and it financial situation and assets for the last 3 (three) years to allow its comparability and follow-up:

In 2019, there was an increase in the current liquidity index of Eletrobras from 1.27 to 1.59, as a result of the decrease in the current assets by 13.08%, smaller than the decrease by 29.80% of the noncurrent liabilities.

The current assets decreased about 13.08%, mainly as a result of the decrease of Assets Held for Sale of 77.03% in 2019, compared to 2018. The current liabilities decreased about 29.80% owing to the decrease of Liabilities connected to assets held for sale of about 83.56%. The variation in the assets and liabilities accounts refers to the actual transfer (control) in 2019 of the shares of companies auctioned in 2018, such as Amazonas D, CEAL and several SPE’s.

With respect to the progress of the net debt, a decrease may be pointed out, from BRL 26.39 billion on December 31, 2018 to BRL21.04 billion on December 31, 2019. This decrease was due to transfers of financial resources obtained through the capital increase carried out in 2019, reflected in the Securities account.

In turn, the valuation of the immediate liquidity index shows that the capacity of the Company to settle its commitments in the short run changed from 0.66 on December 31, 2017 to 0.64 on December 31, 2018, and ultimately to 1.00 on December 31, 2019, in keeping with the events above. It should be noted that, in 2020, there was issuance in the international market of “USD 500,000,000 3.625% Notes 2025” and “USD 750,000,000 4,625% Notes 2030.” The proceeds from the issuance of the Notes were mainly used to offer to purchase the “5,750% Notes due 2021,” issued by the Company in the foreign market.

Finally, net leverage increased from 47.48% on December 31, 2017 and 50.38% on December 31, 2018 to 29.47% on December 31, 2019, given that such decrease between 2018 and 2019 was mainly due to the increase of Net Equity by 35.5%, impacted by the operation of capital increase of the company and decrease of net debt.

Regarding this item 10 of the Reference Form, it is important to clarify that, according to the guidelines of Circular Letter/CVM/SEP/No. 02/2020, the amounts disclosed refer to the consolidated accounting information of Eletrobras.

b) Capital Structure

Eletrobras ended the year 2019 with a net debt of approximately BRL 21.04 billion, compared to a net debt of approximately BRL 26,39 billion in 2018, and a net debt of approximately BRL 20.3 billion on December 31, 2017.

The table below shows the calculation of net debt of Eletrobras for the periods indicated:

The indicator measured by the ratio of third-party liabilities to total liabilities increased from 69.09% on December 31, 2018 to 64.51% as of December 31, 2019 (75.28% as of December 31, 2017).

In compliance with Federal Law 11.480/2007, of 2007, the adjustment factor was eliminated, calculated on the basis of the consumer price indices (consumer price index - CPI and Industrial goods), of the financing agreements concluded between Eletrobras and Itaipu Binacional and of credit transfer agreements signed with the National Treasury, with the Company being ensured in relation to the maintenance of its revenue flow, given that Decree No. 6,265/2007 was issued, stating that a factor equivalent to the previous readjustment factor being transferred to distributors of energy annually. As a result of this, Decree no. 6.265/2007, created an asset for the part of the annual differential determined, equivalent to the annual adjustment factor removed from the financing included annually, starting in 2008, in the transfer rate used by the Company, preserving the flow of receivable resources originally established in the financing agreements, which is referred to “Itaipu Financial Asset.” The values relating to the annual readjustment factor are defined annually by a Ministerial Ordinance of the Ministries of Finance and of Energy and will be realized through their inclusion in the transfer rate to be used until 2023. The balance resulting from the adjustment factor of Itaipu Binacional, included under the account Financial Assets, entered under Assets, amounted to BRL 5,727,380 on March 31, 2019, which equals USD 1,420,939 (BRL 6,556,873 on December 31, 2018, equivalent to USD 1,692,184). The amount of BRL 3,906,899, equivalent to USD 969,286 (BRL 4,399,437 on December 31, 2018, equivalent to USD 1,135,397), recorded under the Company’s liabilities account will be transferred to the National Treasury by 2023, as a result the credit assignment operation carried out between the Company and the National Treasury in 1999. Accordingly, the Company has a net financial asset of Itaipu of this component in the amount of BRL 1,820,481, equivalent to USD 451,654 (BRL 2,157,436 on December 31, 2018, equivalent to USD 556,786). However, considering that the financial asset of Itaipu is a remuneration arising from the financing agreement concluded by Eletrobras in relation to Itaipu, the amount of the financial asset to be received by Eletrobras is being considered, as discounted, in the calculation of Net Debt.

In 2018, the Company, by resolution of the 170th Special Shareholders’ Meeting, assumed approximately BRL 5.677 billion of debts from the distribution companies privatized by Eletrobras and already transferred. Most of such debts were recorded, for distributors, as debts with suppliers, and were reclassified from debts with suppliers to financial debt, because Eletrobras is a non-operating holding company.

Additionally, with the deconsolidation of the privatized distributors, about BRL 2 billion became receivable by these companies, which are currently owned by another controlling group.

Thus, although the debt or receivables are not new, in terms of impact on the Company's consolidated results, the privatization model of the distribution companies, with assumption of debts and receivables, had a substantial impact on the Company's net debt.

The proportion of total financing from sources of capital and from sources of third-party capital in the accounting years ended December 31, 2017, 2018 and 2018 was 32.83%, 44.74% and 67.31%. The table below shows the evolution of these indicators during the years ended December 31, 2017, 2018 and 2019:

c) ability to pay in relation to the financial commitments assumed

The principal resource requirements of Eletrobras refer to (i) payment or debt rollover, (ii) the financing of its projects of generation and transmission, (iii) settlement of debts assumed from privatized distributors, (iv) the possibility of participation, through its subsidiaries, in auctions for new transmission lines and new contracts for generation, given that in the event that Eletrobras is the successful bidder in any of these auctions, it will require additional funds to fund the investments required to expand the applicable operations and (v) financing of the programs of dismissal of employees. The Company, consistent with other companies in the industry, monitors its commitments based on the financial leveraging index. This index is the net debt divided by total capital.

The main resource needs of Eletrobras, in 2019, refer to (i) payment of bonds issued abroad in the amount of US $ 1.0 billion, (ii) settlement of debts assumed from privatized distributors, (iii) payment of judicial condemnations arising from compulsory loan monetary restatement actions; (iv) payment of dividends to shareholders; and (v) financing of its subsidiaries.

In 2019, due to the Company's financial incapacity, a special dividend reserve (article 202, paragraphs 4 and 5) was set up in the amount of R$ 2,291,889 (two billion two hundred ninety-one million eight hundred eighty-nine thousand reais).

The inability to pay for the said reserve remains, at this time, especially due to the uncertainties resulting from the worldwide coronavirus pandemic.

In March 2020, a global pandemic was declared by the World Health Organization (WHO) related to the rapid increase in cases of diseases related to the new coronavirus (COVID-19). The Company has been taking all measures to maintain the normality of its operations, given the strategic sector in which it operates, and has been following the recommendations of government agencies, seeking to preserve its employees and collaborators by preventing the spread of the disease. Due to the atypical scenario and potentially unpredictable characteristics, it is not possible to accurately predict the scenarios that may materialize in the coming months in the Company's operations. The effects on the world economy and, particularly in Brazil, are not yet clear enough, how long these effects will last, as well as how much will be the eventual reduction in the consumption of electricity in Brazil and the duration of this reduction.

Thus, the Company's management understands that it will not be able to use its resources to distribute the resources from the special dividend reserve, as the global economic scenario, with potential relevant effects in Brazil, demands even more caution on the part of management in the management of its cash and in decisions that involve relevant amounts, mainly because the Eletrobras System is responsible for strategic activities in the country that cannot be interrupted due to the lack of resources for the operation and maintenance of its plants and transmission lines.

Eletrobras risk rating, according to risk rating agencies, is directly connected to the risk rating achieved by Brazil, since the Federal Government is the majority shareholder of the Company. On December 31, 2019, Eletrobras’ risk rating was as follows:

Agency	National Classification/Perspective	Last Report
Moody's BCA	"B1": / Positive	09/18/2019
Moody's Senior Unsecured Debt	"Ba3": / Positive	09/18/2019
Fitch - Issuer Default Ratings (Foreign Currency)	"BB-": / Stable	06/12/2019
Fitch - Issuer Default Ratings (Local Currency)	"BB-": / Stable	06/12/2019
Fitch - Senior Unsecured Debt Rating	"BB-"	06/12/2019
S&P LT Local Currency	"brAAA"	01/07/2020
S&P - Senior Unsecured	"BB-"	01/07/2020
S&P LT Foreign Currency	"BB" / Stable	01/07/2020

d) sources of financing for working capital and for investments in noncurrent assets used

The main sources of financing for working capital and investment in noncurrent assets of Eletrobras over the last 3 (three) years were: [(i) the indemnity from the renewed concessions in light of Law No. 12783/2013 already approved by the granting power; (ii) the values receivable connected to the financing granted to Itaipu and that connected to the Financial Asset, as provided for in Federal Law 11480/2007, (iii) its own generation of operating cash flow, (iv) loans received from several domestic and foreign sources; (v) funds coming from International Credit Agencies. In addition to this, they arise from several financial investments that Eletrobras makes with BB, considering that Eletrobras is required by law to deposit in federal banks BB and CEF any funds arising from its cash availability.

The table below shows the evolution of Eletrobras' operating cash flow generation and gross indebtedness for the periods indicated:

From time to time, Eletrobras considers new opportunities for potential investments and may finance these investments with resources generated by its operations, loan via the international capital market, capital increases or other sources of financing that may be available at the time in question.

e) sources of financing for working capital and for investments in noncurrent assets it intends to use for coverage of deficits of liquidity

If it is necessary to obtain funds to make investments in non-current assets, Eletrobras can access credit through financing from financial institutions, access the capital market with a view to financing itself through the issuance of securities, or even, if there is an opportunity, ascertain the obtaining resources in models similar to those already carried out in the past, with multilateral agencies such as, for example, the Banco Interamericano de Desenvolvimento (BID), the Banco Internacional para Reconstrução e Desenvolvimento (BIRD), Corporación Andina de Fomento (CAF) e Japan Bank for International Cooperation (JBIC). In addition to carrying out transactions with financial institutions in the "A / B Loan" modality.

The terms of the financing, loans or bonds that may be issued must be compatible with the construction schedule of Eletrobras' energy generation and transmission projects, in the same way that the cost must be adequate to the project's cash flow, considering the competition characteristics of power generation and transmission concession auctions.

f) levels of indebtedness and the characteristics of such debts, describing: (i) loan contracts and relevant financing; (ii) other long-term relationships with financial institutions; (iii) degree of subordination between the debts; and (iv) any restrictions imposed on Eletrobras, in particular, concerning the limits of indebtedness and contracting new debts, the distribution of dividends, the sale of assets, the issuance of new securities and the sale of corporate control, as well as whether the issuer of new securities as well as whether the issuer is complying with those restrictions;

(i) relevant loan contracts and financing

Financing taken out by the Company:

The financing raised by Eletrobras corresponds mainly to financing contracted with Caixa Econômica Federal and Banco do Brasil, as well as to multilateral international agencies such as IDB, IBRD, CAF and JBIC. Such contracts follow the standard clauses generally applicable to contracts with multilateral agencies, which are agreed in negotiations with these entities, and generally have a guarantee provided by the Federal government. In addition, Eletrobras has also issued securities in the international market in the past, with, on the base date of 12/31/2019, only one security issued abroad (bonds) with maturity in October 2021.

In short, the following are relevant loan and financing contracts of Eletrobras holding: (i) World Bank; (ii) BNP Paribas; (iii) Bank Credit Notes - CCBs executed with Banco do Brasil - BB and Caixa Econômica Federal – CEF; (iv) the Bonds released in 2011; (v) debts with Petrobras and BR Distribuidora assumed as a result of the privatization of the distributors; and (vi) the debentures issued in April 2019. These contracts together total 86% of the debt raised by the company.

In April 2019, Eletrobras launched its 2nd issuance of Debentures in the local market in the total amount of R$ 5 billion, divided into 4 series, with the proceeds being used mainly for the payment of bonds maturing in July 2019, amortization of debts with Petrobras and contribution to the UTN project in Angra 3.

Eletrobras Companies, as of December 31, 2019, were parties to passive contracts between loans, financing and bonds, which totaled BRL 41.9 billion, of which BRL 7.3 billion accounted for short-term obligations and BRL 34.7 billion accounted for long-term obligations (BRL 54.4 billion on December 31, 2018, and BRL 45.1 billion on December 31, 2017), the composition of which is shown below:

The following table shows the schedule for payment of loans, financing and bonds, which totaled BRL41.9 billion on December 31, 2019:

On December 31, 2019, the following relevant financial contracts of Eletrobras (SP) were in effect

(a) KfW: Loan with the Kreditanstalt für Wiederaufbau – KfW, with a guarantee from the Federal Government, amounting to € 13,3 million, with funds originating in negotiations of protocols for financing of renewable energy projects that have occurred in the years 2000 and 2001, and that resulted in the signing of the agreement on financial cooperation between the Governments of Germany and Brazil, on November 27, 2003. The contract for the first tranche was signed on December 12, 2008. The loan term is 30 years, and that of the interest rate is 2% p.a. The interest on the loan is paid semi-annually in June and December. The payment of principal only started in December 2018.

(b) On November 01, 2012, the second tranche of the financing agreement entered into with KfW, worth € 45.9 million, was guaranteed by the Federal Government, with a grace period of 5 years and a total term of 30 years . On December 30, 2019, the weighted average interest rate applied in the said financing was 2.922% per year. The payment of interest on the loan is paid semi-annually in June and December. The payment of principal shall only start as of December 2017. The funds were allocated through Eletrobras to the São Bernardo Complex Project, belonging to the subsidiary Eletrosul, which is aimed at the implementation of four Small Hydroelectric Power Plants (PCHs) in the State of Santa Catarina. The outstanding balance of the two financings of KFW, on December 31, 2019 was BRL 235.5 million.

(c)  China Development Bank/BNP Paribas: Loan by the China Development Bank and BNP Paribas, signed in April 2007, amounting to USD 430.0 million, whose funds were used in the financing of the Candiotti Thermal Plant II, of the CGTEE subsidiary. The transfer agreement was signed between this subsidiary and Eletrobras. The proceeds of the loan were fully paid up until May 2010. There were no guarantees. The payment of interest and principal on the loan is made semi-annually in the months of June and December. The outstanding balance of this financing on December 31, 2019 was BRL 283.4 million.

(d) Loan unionized in "A/B loan", via CAF: Loan unionized in the "A/B loan" modality, raised with CAF in August 2008. The loan, amounting to USD 600.0 million, was structured as follows: (i) Part A, of USD 150.0 million, directly with CAF, with a maturity of 12 years; and (ii) Part B, corresponding to USD 450.0 million, with a union of 16 banks, with a seven-year term. The contracted interest rate consists of the variation of LIBOR plus a spread of 2.05% to 1.5% for part A and part B). There were no guarantees. Interest and principal payments on the loan are made semi-annually in the months of February and August. On December 31, 2019, the open balance of this financing was BRL 72.3 million.

(e) CAF and BBVA, HSBC, Mercantil, Santander, Sumitomo Mitsui Banking Corporation and Bank of Tokyo-Mitsubishi: In November 2010, Eletrobras concluded a USD 500.0 million "A/B loan" unionized loan with CAF and BBVA, HSBC, Santander, Sumitomo Mitsui Banking Corporation and Bank of Tokyo-Mitsubishi. The transaction was structured in such a way that Part A of USD 125.0 million was under the responsibility of CAF, while Part B of USD 375.0 million was contributed by a union formed by the other banks. The loan has a settlement term of 10 years for Part A and seven years for Part B. The contracted interest rate is composed of LIBOR plus a spread of 2.75% for part A and 1, 75% for Part B. Interest on the loan is paid semi-annually in May and November. The outstanding balance of this financing via CAF on December 31, 2019 was BRL 77.8 million.

(f)  World Bank: Loan raised with World Bank, amounting to USD 495.0 million, with the Federal Government’s consent, whose contract was signed on February 24, 2011. The funds were used to finance the Energia + Project, whose main objective was to improve the quality of the services provided and contribute to reach and maintain the economic and financial balance of distribution companies then controlled by Eletrobras. The loan gas a bond posted by the National Treasury. Payment of interest and principal on the loan is made semi-annually in the months of March and September. The principal started being paid in March 2016. The outstanding balance of this financing on December 31, 2019 was BRL 434.6 million.

(g) Caixa Econômica Federal and Banco do Brasil: a loan was agreed to in August 2014 between Caixa Econômica Federal, Banco do Brasil and Eletrobras, amounting to BRL 6.5 billion, with a guarantee from the Federal Government, wherein BRL 4.0 billion provided by Banco do Brasil, and BRL 2.5 billion by Caixa Econômica Federal. The term of the operation is eight years, two of grace period, counting from the disbursements. The amortization of principal is performed on a monthly basis and started in August 2016, and the compensation shall be of 119.5% CDI. The operation is intended for investing working capital and financing investments of Eletrobras Companies, in accordance with PDG/2014. The entire amount has already been released. The outstanding balance of these operations as of December 31, 2019 was BRL 3.05 billion.

In addition, Eletrobras Companies have financing contracts executed with Banco do Brasil, BNDES and CEF, as shown in the table below.

(h) Notes - Bond: (a) Credit Suisse and Santander: On October 27, 2011 Eletrobras ended a bond issuance operation on the international market, amounting to USD 1.75 billion, with the Banks Santander and Credit Suisse acting as the global structuring entities of this operation. The bonds were issued with a maturity of 10 years due on October 27, 2021, with full recovery on the due date and with a semiannual interest rate coupon of 5.75% per year. There was no issuance discount, which allowed obtaining a yield, return to the investor, at a rate equivalent to a 5.75% coupon; (b) Credit Suisse: Eletrobras concluded on July 30, 2009 the bond issue operation in the international market, amounting USD 1.0 billion, with Bank Credit Suisse acting as the global structuring entity of this operation. The bonds were issued with a maturity of 10 years due on July 30, 2019, with full recovery on the due date and with a semiannual interest rate coupon of 6.875% per year. Such bond of BRL 1 billion was settled on maturity. The outstanding balance of the 2011 bond on December 31, 2019 was BRL 7.14 billion.

(i)   Petrobras and BR Distribuidora: As deliberated at the AGE 170th, Eletrobras, as part of the distribution companies’ sales process, assumed these companies’ debts with Petrobras and BR Distribuidora. The total amount of this debt as of December 31, 2019 was BRL 8.9 billion with Petrobras and BRL 627 billion with BR Distribuidora.

(j)  Debentures: In April 2019, Eletrobras launched its 2nd issue of Debentures in the local market in the total amount of BRL 5 billion Brazilian Reais divided into 4 series. The amount issued, yield, and amortization for each series were:

Series	Amount (in BRL billion)	Interest Rate	Due date
1st	BRL 1.1	CDI + 0.7%	3 years (bullet)
2nd	BRL 2.2	CDI + 1.0%	5 years (bullet)
3rd	BRL 1.0	CDI + 1.2%	7 years (bullet)
4th	BRL 0.7	IPCA + 5.1814%	Annual, in the 8th, 9th and 10th year

The amounts raised were used to settle the bond that expired in July 2019, to repay BRL 1 billion of the debt with Petrobras and to reimburse investments made in Angra 3 and the Belo Monte Power Plant.

The debentures have financial covenants for maintaining the Net Debt/Adjusted EBITDA ratio below (i) 4.0x (four integers) times in the accounting year 2019; and (ii) 3.75x (three integers and seventy-five hundredth) times as of the accounting year of 2020 (“Financial Index”), the first calculation being based on the accounting year ended on December 31, 2019.

In addition, on December 31, 2019, the following financial agreements were in place relating to the subsidiaries of Eletrobras:

(a) IDB: Furnas signed, on December 22, 2011, a financing agreement with the Inter-American Development Bank – IDB amounting to USD 128.6 million. The financing has a 20-year term, with a four-year grace period and interest rate based on the Libor rate and incident on the outstanding balance. Such financing is guaranteed by the Federal Government. On December 31, 2019, the outstanding balance of the contract was BRL 365.1 million.

(b) BNDES: BNDES finances several corporate projects of the Eletrobras Companies, such as the Batalha, Simplício, and Baguari hydroelectric plants and the Angra 3 thermonuclear plant, in addition to other expansion and maintenance projects. These financings posted cost between TJLP and TJLP of 4.19% p.a. and repayment terms up to 2032 (average debt term of 9.01 years). On December 31, 2019, the outstanding balance of the contracts was BRL 7 billion.

(c)  Caixa Econômica Federal: Eletronuclear executed, in 2013, a financing agreement with Caixa Econômica Federal, amounting to BRL 3.8 billion, for the purchase of imported equipment and payment of foreign services connected to the construction of Angra 3 Thermonuclear Plant. The agreement, however, became effective only in 2015, when the negotiations with the Federal Government were concluded, so that it could provide a guarantee to Eletronuclear, upon presentation of a counter-guarantee. As a counter-guarantee, Eletronuclear offered the Federal Government a pledge of its receivables from the Angra 1 and Angra 2 projects. The contract has a fixed interest rate of 6.5% per annum, with a repayment term of 25 years, with a grace period of five years. On December 31, 2019, the amount of BRL 2.8 billion had been withdrawn and, on the same date, the balance due was BRL 3.2 billion.

(d) Banco do Brasil: Jointly, the companies Furnas, Eletrosul and Chesf hold corporate financing agreements with Banco do Brasil totaling, on December 31, 2019 a debt balance of BRL 1.253 billion. These financings have maturities between 2022 and 2024 and the cost is connected to CDI, which changes from 115% and 131% and CDI+2.5%. In addition to this, Eletronorte approved, on January 04, 2017, a loan amounting to BRL 500 million with Caixa Econômica Federal through a Bank Credit Certificate – CCB, with an endorsement from Eletrobras, with the purpose of financially strengthening the flow of subsidiary. The Contract was executed on 03/31/2017, when the resource was made available.  On 06/07/2018, the debt was transferred to Banco do Brasil, upon approval by Eletrobras.

The financing taken out by Eletrobras is divided into contracts with and without bonds posted. When guaranteed, the forms of guarantee are used are (i) corporate guarantee; (ii) guarantee provided by the Federal Government, upon presentation of counter-guarantees; or (iii) real guarantee (in particular, fiduciary assignment of receivables, pledge of receivables or pledge of shares of SPEs).

The financings contracted with CAF, BNP/CBD, bonds issued abroad and debentures are not guaranteed, and as of December 31, 2019, they accounted for a total debit balance of BRL 12.6 billion. On the other hand, financing with KfW, the World Bank, and BB/CEF is guaranteed by the Federal Government and, as of December 31, 2019, had a total debt balance of BRL 3.7 billion.

In addition to the guarantee provided by the Federal Government, Eletrobras Holding contracts signed loan agreements with the Banco do Brasil/Caixa Econômica Federal, and as a counter-guarantee to the Federal Government, it pledged receivables relating to financing agreements concluded with Itaipu.

The same occurs, as informed above, with the contract signed by Eletronuclear with the Federal Savings Bank. Under this agreement, the Federal Government is a guarantor and, as a guarantee, Eletronuclear pledged receivables connected to the sale of energy generated by the Angra 1 and Angra 2 thermonuclear plants.

2021 Bonds

Trams and financial securities issued abroad are loans without specific security of the issuer, so bondholders should express their opinions on new guarantees posted by Eletrobras to other creditors, except those considered as permissible guarantees under the terms of the transaction (“Permitted Security”). Additionally, the agreements also do not allow the settlement of relevant subsidiaries.

In order to remedy potential breaches of the terms of the outstanding bonds, Eletrobras requested a special consent (“consent solicitation”) seeking a waiver of the bondholders for the sale of the distributors and renegotiation of the debt conditions assumed by Eletrobras, with Petrobras, when the distributors were privatized.

The guarantees then posted by Eletrobras in the debt acknowledgment instruments with Petrobras originally posted totaled BRL 13.5 billion Reais, and refer to receivables from loans, an agreement with Eletropaulo, and credits to be approved by Aneel, assigned by the distribution companies to Eletrobras. After negotiation with Petrobras, there was replacement of the guarantees originally posted for compliance with covenants equivalent to those posted for the debentures issued by the company in April 2019, including the financial debt covenant on Ebitda in relation.

For 2021 bond, there was also inclusion of the request for change in the clause of change of control that used to prohibit the Federal Government from being the majority shareholder. The change is aimed at allowing the current majority shareholder to reduce its equity interest in the company without leading to early maturity. The meeting of the bondholders took place on March 4, and approved the waiver requested by Eletrobras.

It is important to note that Eletrobras developed, during the 2nd semester of 2019, studies with a view liability management due in 2021. It should be noted that the work was completed in February 2020, therefore in a period subsequent to the date base of 12/31/2019. The operation consisted of a repurchase, in the form of a partial tender offer for the securities maturing in 2021, in the amount of USD 1,124 million. To qualify for this repurchase, new securities were issued in two tranches, one maturing in 5 years (2/4/2025), in the amount of USD 500 million at an interest rate of 3.625% pa and the other maturing in 10 years (2/4/2030), in the amount of USD 750 million, at an interest rate of 4.625% pa After the operation, an amount of USD 626 million remained, maturing in October 2021.

CAF and BNP/CDB

The agreements with CAF (CAF BRL 500 million and CAF BRL 600 million) and BNP/CDB (BNP/CDB 281MM) contain non-financial covenants whose noncompliance implies the need for a waiver request in order to avoid the early maturity of the debt.

In general, covenants are related to the following issues:

Corporate Existence - Eletrobras undertakes to ensure that each subsidiary preserves and maintains its legal existence, except when failure to comply with such obligation does not create a reasonable expectation of a material adverse effect (MAE);

In sum, the MAE is a material adverse effect on (i) the business, operations and properties of Eletrobras and its subsidiaries as a whole, (ii) Eletrobras’ ability to repay loans, or on (iii) the lender’s capacity to execute the loans;

Negative Pledge - Eletrobras and its subsidiaries are not authorized to pledge any of their properties, unless such guarantee falls within one of the Permitted Guarantee categories;

Sale of Assets - Eletrobras and its subsidiaries are prohibited from dissolving, liquidating, closing or selling any part of its property without the prior approval of the creditor and without the transaction being made under normal market conditions (fair value).

Event of Default - this clause includes the liquidation of Eletrobras or any of its subsidiaries.

As in the request made to the bondholders, the waiver request with CAF and the CBD was intended to allow the sale/settlement of the Eletrobras distribution companies, the assumption of the debts of the distribution companies and the offer of a guarantee for the debts assumed with Petrobras .

The request was formalized through a letter from Eletrobras sent to its creditors, which, in turn, submitted to the approval of its internal committees.

On March 7, 2019, both BNP/CDB and CAF approved the respective waivers requested by Eletrobras.

Loans guaranteed by the Federal Government

The Federal Government is the guarantor of the following loans:

Company	Type of guarantee / loan	Balance in 12/31/2019 *	Guaranteed Balance
Eletrobras	BB-CEF 6,5Bi I (tranche BB)	1,878,955.42	100%
Eletrobras	BB-CEF 6,5Bi II (tranche CEF)	1,174,347.14	100%
Eletrobras	BIRD 7884	434,552.40	100%
Eletrobras	KFW 13MM	55,826.06	100%
Eletrobras	KFW 45MM	179,526.98	100%
Furnas	BID US$ 128.660.000	365,134.05	100%
Eletronuclear - Angra 3	CEF 3,8 Bi	3,204,663.35	100%
TOTAL		7,293,005.39
* Balances in Thousands of Brazilian Reais

Covenants

Change of shareholding control

The contracts with BB / CEF, CAF, BNP / CDB, Banco Mundial and KFW have clauses that prohibit changes in the shareholding control under penalty of early maturity of the debt.

The debentures issued by Eletrobras in 2019 have a clause that establishes that if the change in the controller results in a reduction in the rating of the Company by one or more rating agencies, the Company will repurchase the bonds, from the bondholders who wish to sell, for 100% of its face value.

Bonuses 2021, 2025 and 2030 have a clause that establishes that if the change in the controller results in a reduction in the rating of the Company by one or more rating agencies, the Company will repurchase the bonds, from the bondholders who wish to sell, for 101 % of its face value plus accrued and unpaid interest.

Bonds posted by Eletrobras

The Eletrobras Companies have been successful in several ANEEL auctions held last year and will therefore be responsible for the execution of projects in the areas of generation and transmission, individually or in partnerships in the special purpose companies - SPEs of which they are part.

Accordingly, in order to compose the financing structure for these projects, financing operations were negotiated by the SPEs, in which Eletrobras granted a corporate guarantee, limited to the proportion of the subsidiaries' interest in the project capital.

The tables below show the guarantees posted to subsidiaries and third party (off-balance) on December 31, 2019:

CONTROLLED COMPANIES

Guarantor	Property	Financing bank	Modality	Partner participation %	Financing amount/Guaranteed amount	Outstanding balance in 12/31/2019	End of warranty
Eletrobras	Angra III	BNDES	Corporativo	100.00%	6,181,048	3,471,811	15/06/2036
Eletronuclear		CEF	Corporativo	100.00%	3,800,000	3,204,663	06/06/2038
					9,981,048	6,676,475	
Eletrobras	Belo Monte Transmissora de Energia S. A.	State Grid Brazil S.A.	Corporativo	100.00%	294,700	425,568	28/07/2029
		State Grid Brazil S.A.	Corporativo	100.00%	294,700	425,572	28/07/2029
					589,400	851,139	
Eletrobras	Projetos Corporativos Eletrosul	FIDC DI	Corporativo	100.00%	690,000	548,819	20/01/2022
		Banco do Brasil	Corporativo	100.00%	250,000	111,330	15/11/2023
					940,000	660,148	
Eletrobras	Diversos	Banco do Brasil	Corporativo	100.00%	750,000	762,122	02/10/2023
		BNDES	Corporativo	100.00%	505,477	298,566	15/11/2028
Eletrobras	Estação Transmissora de Energia	BASA	Corporativo	100.00%	221,789	197,710	15/10/2031
		BASA	Corporativo	100.00%	221,789	168,186	10/07/2031
					949,055	664,462	
		CEF	Corporativo	100.00%	200,000	87,868	06/09/2021
Eletrobras	Projetos Corporativos Chesf	BNDES	Corporativo	100.00%	475,454	151,628	15/06/2029
		BNDES	Corporativo	100.00%	727,560	291,981	15/06/2029
		Banco do Brasil	Corporativo	100.00%	500,000	17,247	28/02/2020
					1,903,014	548,724	
Eletrobras	UHE Simplício	BNDES	Corporativo	100.00%	1,034,410	454,045	15/07/2026
		BNDES	SPE	61.75%	249,458	234,787	16/06/2031
Eletrobras	Santa Vitória do Palmar Holding S.A.	BRDE	SPE	61.75%	123,501	118,055	16/06/2031
		Emissão de Debêntures	SPE	61.75%	55,575	63,637	15/06/2028
					428,533	416,479	
Eletrobras	Diversos	Emissão de Debêntures	Corporativo	100.00%	450,000	450,633	18/11/2024
		BNDES	SPE	99.99%	93,358	76,511	15/06/2032
		BRDE	SPE	99.99%	40,699	33,564	15/06/2032
Eletrobras	Eólicas Hermenegildo	BNDES	SPE	99.99%	109,579	89,804	15/06/2032
		BRDE	SPE	99.99%	47,770	39,396	15/06/2032
		BNDES	SPE	99.99%	109,555	90,199	15/06/2032
		BRDE	SPE	99.99%	47,759	39,382	15/06/2032
					448,720	368,855	
Eletrobras	Reforço à Estrutura de Capital de Giro 2	Banco do Brasil	Corporativo	100.00%	405,262	332,666	07/06/2024
Furnas	Modernização da UHE Furnas e UHE Luiz Carlos Barreto de Carvalho	BID	Corporativo	100.00%	427,511	365,134	15/12/2031
Eletrobras	Complexo Eólico Livramento - Entorno II	KfW	Corporativo	100.00%	282,083	294,352	20/06/2028
Eletrosul	Transmissora Sul Litorânea de Energia	BNDES	SPE	51.00%	252,108	198,731	15/02/2029
		Debêntures	SPE	51.00%	76,500	79,232	15/12/2030
					328,608	277,963	
Eletrobras	Financiamento corporativo	Banco do Brasil	Corporativo	100.00%	400,000	207,488	06/12/2023
Eletrobras	Complexo São Bernardo	KfW	Corporativo	100.00%	29,854	55,823	30/12/2038
		KfW	Corporativo	100.00%	136,064	179,512	30/12/2042
					165,918	235,335	
Eletrobras	UHE Mauá	BNDES	Corporativo	100.00%	182,417	103,095	15/01/2028
		BNDES/Banco do Brasil	Corporativo	100.00%	182,417	103,108	15/01/2028
					364,834	206,203	
Eletrobras	Implantação do PAR e PMIS	BNDES	Corporativo	100.00%	361,575	186,943	15/12/2023
Eletrobras	Porto Velho Transmissora de Energia	BNDES	Corporativo	100.00%	283,411	192,020	15/08/2028
Eletrobras	Plano de Investimentos 2012-2014	BNDES	Corporativo	100.00%	441,296	175,353	15/06/2029
Eletrobras	Linha Verde Transmissora	BASA	Corporativo	100.00%	185,000	170,044	10/11/2032
Eletrobras	Eólicas Casa Nova II e III	BNB	Corporativo	100.00%	158,420	159,982	25/07/2031
Eletrobras	Projetos Corporativos de Transmissão	BNB	Corporativo	100.00%	155,817	73,481	15/11/2031
Eletrobras	Rolagem BASA 2008	Banco do Brasil	Corporativo	100.00%	208,312	112,861	28/12/2020
Eletrobras	UHE São Domingos	BNDES	Corporativo	100.00%	207,000	130,746	15/06/2028
Eletrobras	Transmissora Sul Brasileira de Energia S.A.	Emissão de Debêntures	SPE	100.00%	77,550	116,474	15/09/2026
Eletrobras	UHE Batalha	BNDES	Corporativo	100.00%	224,000	102,676	15/12/2025
Eletrobras	UHE Passo de São João	BNDES	Corporativo	100.00%	183,330	89,622	15/07/2026
		BNDES	Corporativo	100.00%	14,750	7,407	15/07/2026
					198,080	97,029	
Eletrobras	Projetos de Inovação	FINEP	Corporativo	100.00%	268,503	92,482	15/11/2023
Eletrobras	Rio Branco Transmissora	BNDES	Corporativo	100.00%	138,000	79,230	15/03/2027
Eletrobras	Projetos Corporativos Furnas	Banco do Brasil	Corporativo	100.00%	35,000	17,505	28/12/2020
		Banco do Brasil	Corporativo	100.00%	50,000	25,007	28/12/2020
					85,000	42,511	
		BNDES	Corporativo	100.00%	126,221	18,441	15/06/2021
Eletrobras	RS Energia	BNDES	Corporativo	100.00%	41,898	22,613	15/03/2027
		BNDES	Corporativo	100.00%	9,413	5,626	15/08/2027
		BNDES	Corporativo	100.00%	12,000	5,825	15/08/2027
					189,532	52,505	
Eletrobras	Ribeiro Gonç./Balsas	BNB	Corporativo	100.00%	70,000	44,691	03/06/2031
Eletrobras	Eólica Chuí IX S/A	BNDES	SPE	99.99%	31,558	25,865	15/06/2032
		BRDE	SPE	99.99%	13,757	11,346	15/06/2032
					45,314	37,212	
Eletrobras	Cerro Chato I, II e III	Banco do Brasil	Corporativo	100.00%	223,419	16,328	15/07/2020
Eletrobras	UHE Baguari	BNDES	Corporativo	100.00%	60,153	25,318	15/07/2026
Eletrosul	Ampliação do Sistema Sul de Transmissão	BNDES	Corporativo	100.00%	29,074	21,191	15/09/2029
Eletrobras	Ampliação da Subestação Lechuga	BNDES	Corporativo	100.00%	35,011	17,502	15/10/2028
Eletrosul	Interligação Brasil x Uruguai	BNDES	Corporativo	100.00%	21,827	15,908	15/09/2029
Eletrobras	Subestação Miramar/Tucuruí	BNDES	Corporativo	100.00%	31,000	14,549	15/08/2028
Eletrobras	Lechuga/J. Teixeira	BASA	Corporativo	100.00%	25,720	14,777	15/10/2028
Eletrobras	Miranda II	BNDES	Corporativo	100.00%	47,531	8,785	15/11/2024
Eletrobras	SC Energia	BNDES	Corporativo	100.00%	67,017	7,381	15/03/2021
Eletrobras	Substação Nobres	BNDES	Corporativo	100.00%	10,000	4,322	15/03/2028
Eletrobras	São Luis II e III	BNDES	Corporativo	100.00%	13,653	5,000	15/11/2024
		Controlled companies guarantees			23,709,613	15,789,524	
					49,274,888	46,366,691

(ii)              Other long-term relationships with financial institutions

On December 31, 2019, Eletrobras did not have other long-term relationships with relevant financial institutions other than those already indicated in the previous item 10.

(iii)             Degree of subordination between the debts

Eletrobras debts are guaranteed by the Federal Government; through real guarantees (notably pledging of receivables from financing of Itaipu) or do not have any guarantee. The subsidiaries’ bonds of Eletrobras are largely posted by Eletrobras itself, through a surety or guarantee, also there are cases of real guarantees on securities representing the shareholders' equity of the SPEs and/or on the receivables.

Considering the total current liabilities and noncurrent liabilities of the Company, the amount of BRL 22.6 billion related to unsecured obligations on December 31, 2019 (BRL 15 billion on December 31, 2018, and BRL 11.7 billion on December 31, 2017). In turn, the amount of BRL 13.4 billion corresponded to obligations guaranteed by rights in force on December 31, 2019 (BRL 19.2 billion on December 31, 2018 and BRL 18.4 billion on December 31, 2017).

Among the debts guaranteed by the Federal Government, and the Bank Credit Notes signed with Banco do Brasil and Caixa Econômica Federal, amounting to BRL 6.5 billion, with an outstanding balance of BRL 3.05 billion, on 12/31/2019, Eletrobras presents as counter-guarantee to the Federal Government a pledge of the receivables arising under Financing Contracts concluded by Eletrobras with Itaipu.

(iv)             Contractual Restrictions

Eletrobras as a debtor

The loan and financing agreements made by Eletrobras, as well as the international bonds, were entered into in accordance with the practices adopted in the international market for such operations. Obligations assumed ("covenants") are usually contained in contracts with companies of the same type of credit risk at the time of agreeing to the obligations.

In the "A/B loan", international bond, unionized loan agreements between CAF and commercial banks, Eletrobras is subject to clauses usually practiced in the market, including: existence of corporate guarantees, requirements for change of control compliance with the necessary licenses and authorizations and limitation to the significant sale of assets.

Eletrobras’ debentures released in 2019 have financial covenants for maintaining the Net Debt/Adjusted EBITDA ratio below (i) 4.0x (four integers) times in the accounting year 2019; and (ii) 3.75x (three integers and seventy-five hundredth) times as of the accounting year of 2020 (“Financial Index”), the first calculation being based on the accounting year ended on December 31, 2019.

Eletrobras acting as a guarantor

Eletrobras is the guarantor, through corporate surety, equivalent to 99.99% of the financing taken by SPEs Hermenegildo I, II, III and Chuí IX with BNDES / BRDE, SPEs having been successful in obtaining a waiver from these institutions by failure to reach the ICSD of 1.3 in 2019.

g) limits of financing already assumed and percentages already used

With respect to the operation of loan that was signed, on February 24, 2011, with the World Bank - BIRD, amounting up to US $495 million, with a guarantee from the Federal Government, whose resources were used for the "Energy Project +" for operational and commercial improvement of the Eletrobras distribution companies, up to December 31, 2018 disbursements of US$ 271.8 million were made under that financing contract, which correspond to 54.9 % of the total amount contracted. The remaining balance of the contract (USD 223.2 million) was canceled in April 2017.

h) significant changes in each item of the financial statements

The financial statements of Eletrobras have been prepared and are presented in accordance with the accounting practices adopted in Brazil, in accordance with Brazilian Corporate Laws, in compliance with the provisions of the Law of Shareholding Companies – Law No. 6,404/1976 and subsequent amendments, observing the pronouncements issued by the Committee of Accounting Pronouncements (“CPC"), Federal Accounting Board resolutions ("CFC"), as well as the regulation of the Securities Commission ("CVM") and the National Electric Energy Agency (“ANEEL").

The consolidated financial statements of Eletrobras are presented in thousands of Brazilian Reais, except when expressly stated otherwise, and are aligned with the International Financial Reporting Standards ("IFRS (s)").

The Financial statements of Eletrobras consist of:

▪  The Consolidated Financial Statements, prepared in accordance with the IFRSs issued by the International Accounting Standards Board - IASB and the accounting practices adopted in Brazil, identified as Consolidated - IFRS and BR GAAP; and

▪  The individual Financial Statements of the parent company prepared in accordance with the accounting practices adopted in Brazil, identified as the Controlling Standard - BR GAAP.

Accounting practices adopted in Brazil include those included in Brazilian corporate laws as well as the pronouncements, the Guidelines and the Interpretations issued by the CPC and approved by the CVM and the CFC.

The Company applied the standards of CPC 48/IFRS 9 - Financial Instruments and CPC 47 / IFRS 15 - Revenues from Contracts with Customers that came into effect as of January 1, 2018. The said standards were also adopted by the company on January 1, 2018. The application to the requirements under the standard for the comparative period presented was not extended, because the Company adopted practical measures established in such standards, which provide for the non-restatement of comparative information of the previous year.

The Company applied, on January 1, 2019, CPC 06 (R2)/IFRS 16 - Leases, which establishes the principles for the recognition, measurement, statement and disclosure of leasing operations and requires lessees to account for all leases under a single balance sheet model, similar to the accounting of financial leases hitherto applied in accordance with CPC 06 (R1)/IAS 17.

The other effects of adoption of IFRSs and of new pronouncements issued by the CPC may be found in item 10.4 of this document.

Comparison of balance sheet accounts on December 31, 2018 and 2019:

Centrais Elétricas Brasileiras SA - Eletrobras
Consolidated Balance Sheet - IFRS and BRGAAP (in thousands of reais)

ASSETS	12/31/2019	VA %	12/31/2018	VA %	HA %
CURRENT					
Cash and cash equivalent	335,307	0.19%	583,352	0.32%	-42.52%
Restricted cash	3,227,536	1.82%	1,560,088	0.86%	106.88%
Marketable securities	10,426,370	5.88%	6,408,104	3.54%	62.71%
Accounts receivable	5,281,333	2.98%	4,079,221	2.25%	29.47%
Contractual asset of transmission	1,116,009	0.63%	1,302,959	0.72%	-14.35%
Financial assets - concessions and Itaipu	5,927,964	3.34%	6,013,891	3.32%	-1.43%
Financing and loans	3,473,393	1.96%	3,903,084	2.15%	-11.01%
Dividends receivables	299,899	0.17%	219,895	0.12%	36.38%
Recoverable taxes	1,474,662	0.83%	1,216,261	0.67%	21.25%
Income tax and social contribution	2,382,899	1.34%	2,420,165	1.34%	-1.54%
Reimbursement rights	48,458	0.03%	454,139	0.25%	-89.33%
Inventory	471,824	0.27%	380,292	0.21%	24.07%
Nuclear fuel inventory	538,827	0.30%	510,638	0.28%	5.52%
Derivative financial instruments	140,543	0.08%	182,760	0.10%	-23.10%
Hydrological risk	13,590	0.01%	81,301	0.04%	-83.28%
Others	2,016,330	1.14%	2,104,904	1.16%	-4.21%
	37,174,944	**20.95%**	**31,421,054**	**17.34%**	**18.31%**
Assets held for sale	3,543,519	2.00%	15,424,359	8.51%	-77.03%
TOTAL CURRENT ASSETS	**40,718,463**	**22.94%**	**46,845,413**	**25.85%**	**-13.08%**
NON-CURRENT					
LONG-TERM					
Reimbursement rights	5,415,547	3.05%	5,802,172	3.20%	-6.66%
Financing and loans	10,803,423	6.09%	9,971,857	5.50%	8.34%
Accounts receivable	285,351	0.16%	8,413	0.00%	3291.79%
Marketable securities	407,071	0.23%	293,833	0.16%	38.54%
Nuclear fuel Inventory	840,550	0.47%	828,410	0.46%	1.47%
Recoverable taxes	420,370	0.24%	265,805	0.15%	58.15%
Deferred income tax and social contribution	463,451	0.26%	553,409	0.31%	-16.26%
Deferred income tax and social contribution	-	0.00%	-	0.00%	0%
Guarantees and restricted deposits	6,891,416	3.88%	5,788,905	3.19%	19.05%
Contractual asset transmission	13,744,276	7.74%	13,268,837	7.32%	3.58%
Financial assets - concessions and Itaipu	31,633,512	17.83%	34,100,453	18.82%	-7.23%
Derivative financial instruments	151,315	0.09%	188,262	0.10%	-19.63%
Advances for future capital increase	181,257	0.10%	459,563	0.25%	-60.56%
Remuneration of Equity Interests	-	0.00%	-	0.00%	0%
Hydrological risk	179,879	0.10%	227,083	0.13%	-20.79%
Decommissioning Fund	1,222,393	0.69%	897,847	0.50%	36.15%
	1,024,607	**0.58%**	**706,556**	**0.39%**	**45.01%**
INVESTMENTS	**29,112,919**	**16.40%**	**27,983,348**	**15.44%**	**4.04%**
Accounted for-by the equity method	27,055,929	15.25%	26,536,198	14.64%	1.96%
Maintained at fair value	2,056,990	1.16%	1,447,150	0.80%	42.14%
FIXED ASSETS	33,315,874	18.77%	32,370,392	17.86%	2.92%
INTANGIBLE ASSETS	655,041	0.37%	649,650	0.36%	0.83%
TOTAL NON-CURRENT ASSETS	**136,748,252**	**77.06%**	**134,364,795**	**74.15%**	**1.77%**
TOTAL ASSETS	**177,466,715**	**100.00%**	**181,210,208**	**100.00%**	**-2.07%**

ASSETS

CURRENT ASSETS

It posted a decrease of 13.08%, BRL 46,845 million on December 31, 2018 to 40,718 million on December 31, 2019. The main variations were:

Assets Held for Sale

With the actual transfer in 2019 of the shares to the purchasers of Amazonas D and CEAL and SPE’s auctioned in 2018, the account of assets held for sale had a decrease, from 15,424 million in 2018 to 3,544 million in 2019, a decrease of 77.03% .

Marketable Securities

The company carried out a capital increase operation, which caused a significant increase in its Cash and Cash Equivalents, especially in the Securities account, going from 6,408 million in 2018 to 10,426 million in 2019, an increase of 62.71%. The capital increase raised 3.6 billion Brazilian Reais.

Restricted Cash

Increase of 106.88% in this account, from 1,560 million in 2018 to 3,228 million in 2019. Nonetheless, those are resources collected by the respective funds that are used exclusively to uphold the regulatory provisions, and are not available to the Company. Further details on Note 6 of 2019 Financial Statements.

NONCURRENT ASSETS

Noncurrent assets increased by 1.77%, from BRL 134,365 million on December 31, 2018 to BRL 136,748 million on December 31, 2019. The main variations were:

Financings and loans

The Financings and Loans account posted a decrease of 8.34%, from 9,972 million in 2018 to 10,803 million in 2019.

Customers

The customer account increased by 3,391.79%, from 8 million in 2018 to 285 million in 2019, due to the increase in Credits receivable from the sale of energy in the Regulated Contracting Environment (ACR) and the Free Contracting Environment (ACL).

CURRENT LIABILITIES

The balance of the current liabilities decreased 29.81%, from BRL 36,524 million on December 31, 2018 to BRL 25,638 million on December 31, 2019. The main variations in the current liabilities were as follows:

Liabilities Associated to Assets Held for Sale

With the actual transfer in 2019 of the shares to the purchasers of Amazonas D and CEAL and SPE’s auctioned in 2018, the account of liabilities associated with assets held for sale had a decrease, from 10,295 million in 2018 to 1,693 million in 2019, a decrease of 83.56% .

NONCURRENT LIABILITIES

The balance of noncurrent liabilities decreased by 9.30%, from BRL 88,677 million on December 31, 2018 to BRL 80.435 million on December 31, 2019. The main variations in the current liabilities were as follows:

Advance for future capital increase (AFAC)

The company carried out a capital increase with subscription of Federal Government’s AFAC, and its balance was transferred from Noncurrent Assets to Shareholders’ Equity. As a result, AFAC account in noncurrent liabilities decreased by 98.70%, from 3,873 million in 2018 to 50 million in 2019.

Debentures

The Debentures account posted an increase of 1,260.80% from 2018 to 2019, from 432 million to 5,881 million. Further details on the issue of debentures that generated this variation can be found in item (f) - (i) of section 10.1 of this form.

Deferred income tax and social contributions

After assessment, the companies Furnas and Chesf started recording the balances of deferred tax assets that offset the balances of the respective liabilities. As a result, the liability account decreased by 50.15%, from 8,315 million in 2018 to 3,979 million in 2019.

NET EQUITY

The net equity posted an increase by 27.47%, from BRL 56,009 million on December 31, 2018 to BRL 71,394 million on December 31, 2019, mainly resulting from a capital increase operation classified as advance for future capital increase, amounting to 7,752 million (3.6 billion with an impact on the Securities of the company, and remaining in the liabilities of AFAC), and the company’s result incorporated in the reserves.

Comparison of balance sheet accounts on December 31, 2018 and 2017:

Centrais Elétricas Brasileiras SA - Eletrobras
Consolidated Balance Sheet - IFRS and BRGAAP (in thousands of reais)

ASSETS	12/31/2018	VA %	12/31/2017	VA %	HA %
CURRENT					
Cash and Cash Equivalents	583,352	0.32%	792,252	0.46%	-26.37%
Restricted Cash	1,560,088	0.86%	1,329,876	0.77%	17.31%
Marketable Securities	6,408,104	3.54%	6,924,358	4.00%	-7.46%
Customers	4,079,221	2.25%	4,662,368	2.70%	-12.51%
Financial Assets - Concessions and Itaipu	6,013,891	3.32%	7,224,354	4.18%	-16.76%
Financing and Loans	3,903,084	2.15%	2,471,960	1.43%	57.89%
Transmission contractual asset	1,302,959	0.72%	-	0.00%	-
Yield on Equity Interest	219,895	0.12%	245,577	0.14%	-10.46%
Recoverable Taxes	1,216,261	0.67%	1,066,207	0.62%	14.07%
Income Tax and Social Contribution	2,420,165	1.34%	1,874,475	1.08%	29.11%
Reimbursement Right	454,139	0.25%	1,567,794	0.91%	-71.03%
Warehouse	380,292	0.21%	479,243	0.28%	-20.65%
Nuclear fuel inventory	510,638	0.28%	465,152	0.27%	9.78%
Derivatives	182,760	0.10%	209,327	0.12%	-12.69%
Hydrological Risk	81,301	0.04%	104,530	0.06%	-22.22%
Assets Held for Sale	15,424,359	8.51%	5,825,879	3.37%	164.76%
Others	2,104,904	1.16%	2,115,375	1.22%	-0.49%
TOTAL CURRENT ASSET	**46,845,413**	**25.85%**	**37,358,727**	**21.60%**	**25.39%**
NON CURRENT					
LONG-TERM ASSET					
Reimbursement Right	5,802,172	3.20%	6,509,032	3.76%	-10.86%
Financing and Loans	9,971,857	5.50%	7,794,891	4.51%	27.93%
Customers	8,413	0.00%	462,376	0.27%	-98.18%
Marketable Securities	293,833	0.16%	331,862	0.19%	-11.46%
Nuclear fuel inventory	828,410	0.46%	831,008	0.48%	-0.31%
Recoverable Taxes	265,805	0.15%	1,635,142	0.95%	-83.74%
Current Income Tax and Social Contributions	-	0.00%	471,568	0.27%	-100.00%
Deferred Income Tax and Social Contributions	553,409	0.31%	1,010,810	0.58%	-45.25%
Linked Deposits	5,788,905	3.19%	5,874,708	3.40%	-1.46%
Transmission contractual asset	13,268,837	7.32%	-	0.00%	-
Financial Assets - Concessions and Itaipu	34,100,453	18.82%	50,660,769	29.29%	-32.69%
Derivatives	188,262	0.10%	216,904	0.13%	-13.20%
Advance for Future Capital Increase	459,563	0.25%	959,838	0.55%	-52.12%
Hydrological Risk	227,083	0.13%	325,132	0.19%	-30.16%
Others	1,604,403	0.89%	1,108,629	0.64%	44.72%
	73,361,405	**40.48%**	**78,192,669**	**45.20%**	**-6.18%**
INVESTMENTS					
Evaluated by the Equity Method	26,536,198	14.64%	27,289,705	15.78%	-2.76%
Held at Fair Value	1,447,150	0.80%	1,418,659	0.82%	2.01%
	27,983,348	**15.44%**	**28,708,364**	**16.60%**	**-2.53%**
FIXED ASSET	32,370,392	17.86%	27,965,837	16.17%	15.75%
INTANGIBLE ASSETS	649,650	0.36%	749,762	0.43%	-13.35%
TOTAL NON-CURRENT ASSET	**134,364,795**	**74.15%**	**135,616,632**	**78.40%**	**-0.92%**
TOTAL ASSETS	**181,210,208**	**100.00%**	**172,975,359**	**100.00%**	**4.76%**

ASSETS

CURRENT ASSETS

It posted an increase of 25.39%, from BRL 37,359 million on December 31, 2017 to 46,845 million on December 31, 2018. The main variations were:

Cash and Cash Equivalents

Decrease by 26.37% in the cash and cash equivalents, from BRL 792 million on December 31, 2017 to BRL 583 million on December 31, 2018, mainly resulting from the decrease of Cash and Banks.

Financial Assets - Concessions and Itaipu

Decrease by 16.76% under financial assets – concessions and Itaipu, from BRL 7,224 million on December 31, 2017 to BRL 6,014 million on December 31, 2018, mainly resulting from the decrease of the Annual Allowed Revenue (RAP).

Current assets classified as held for sale

Increase by 164.76% in current assets classified as held for sale from BRL 5,826 million on December 31, 2017 to BRL 15,424 million on December 31, 2018, mainly as a result of the inclusion of Amazonas and CEAL in this account, as well as Special Purpose Entities – SPEs held for sale.

NONCURRENT ASSETS

Noncurrent assets decreased by 0.92%, from BRL 135,617 million on December 31, 2017 to BRL 134,365 million on December 31, 2018. The main variations were:

Reimbursement Right

Reduction of 10.86% in rights of compensation, from BRL 6,509 million on December 31, 2017 to BRL 5,802 million on December 31, 2018, mainly due to the classification as available for sale of 4 distributors.

Customers

Decrease of 98.18% in the customer account balance, from BRL 462 million on December 31, 2017 to BRL 8 million on December 31, 2018, mainly resulting from the classification as available for sale of Amazonas Distribuidora and CEAL, as well as the sale of CERON, Eletroacre, Boa Vista and CEPISA.

Financing and Loans Receivable

Increase of 27.93% of the balance of account Financing and Loans Receivable, from BRL 7,795 million on December 31, 2017 to 9,972 million on December 31, 2018, mainly resulting from the decrease of balance receivable from Itaipu.

Centrais Elétricas Brasileiras SA - Eletrobras
Consolidated Balance Sheet - IFRS and BRGAAP (in thousands of reais)

LIABILITIES AND NET EQUITY	12/31/2018	VA %	12/31/2017	VA %	HA %
CURRENT					
Financing and Loans	12,066,912	6.66%	5,886,141	3.40%	105.01%
Bonds	36,073	0.02%	183,432	0.11%	-80.33%
Compulsory loan	15,659	0.01%	42,260	0.02%	-62.95%
Suppliers	3,360,550	1.85%	10,443,752	6.04%	-67.82%
Advance to Customers	421,002	0.23%	654,853	0.38%	-35.71%
Taxes to collect	1,277,051	0.70%	1,173,319	0.68%	8.84%
Income Tax and Social Contribution	2,953,072	1.63%	1,498,218	0.87%	97.11%
Onerous Contracts	9,436	0.01%	12,048	0.01%	-21.68%
Shareholders' Remuneration	1,555,633	0.86%	18,339	0.01%	8382.65%
Estimated Obligations	1,366,376	0.75%	1,204,222	0.70%	13.47%
Reimbursement Obligations	1,250,619	0.69%	1,392,542	0.81%	-10.19%
Post-Employment Benefits	164,160	0.09%	193,847	0.11%	-15.31%
Provison for Contingencies	931,364	0.51%	1,518,387	0.88%	-38.66%
Sector Charges	653,017	0.36%	728,180	0.42%	-10.32%
Leasing	152,122	0.08%	145,324	0.08%	4.68%
Derivatives	962	0.00%	2,466	0.00%	-60.99%
Liabilities Associated to Assets Held for Sale	10,294,967	5.68%	7,630,670	4.41%	34.92%
Others	264,996	0.15%	1,458,952	0.84%	-81.84%
TOTAL CURRENT LIABILITIES	**36,773,971**	**20.29%**	**34,186,952**	**19.76%**	**7.57%**
NON CURRENT					
Financing and Loans	42,305,886	23.35%	39,235,650	22.68%	7.83%
Suppliers	16,555	0.01%	7,795,345	4.51%	-99.79%
Bonds	432,155	0.24%	287,347	0.17%	50.39%
Advance to Customers	448,881	0.25%	519,391	0.30%	-13.58%
Compulsory loan	477,459	0.26%	458,874	0.27%	4.05%
Asset Decommissioning Obligation	2,620,128	1.45%	2,470,400	1.43%	6.06%
Provison for Contingencies	23,196,295	12.80%	23,033,963	13.32%	0.70%
Post-Employment Benefits	2,894,949	1.60%	2,001,715	1.16%	44.62%
Onerous Contracts	715,942	0.40%	2,067,179	1.20%	-65.37%
Reimbursement Obligations	-	0.00%	1,062,634	0.61%	-100.00%
Leasing	823,993	0.45%	932,496	0.54%	-11.64%
Grants Payable - Use of Public Good	64,144	0.04%	63,082	0.04%	1.68%
Advance for Future Capital Increase	3,873,412	2.14%	3,639,441	2.10%	6.43%
Derivatives	25,459	0.01%	39,594	0.02%	-35.70%
Sector Charges	721,536	0.40%	698,423	0.40%	3.31%
Taxes to collect	248,582	0.14%	326,527	0.19%	-23.87%
Income Tax and Social Contribution	8,315,386	4.59%	8,901,931	5.15%	-6.59%
Others	1,496,527	0.83%	2,501,883	1.45%	-40.18%
TOTAL NON CURRENT LIABILITIES	**88,677,289**	**48.94%**	**96,035,875**	**55.52%**	**-7.66%**
NET EQUITY					
Social Capital	31,305,331	17.28%	31,305,331	18.10%	0.00%
Capital reserves	13,867,170	7.65%	13,867,170	8.02%	0.00%
Profit Reserves	15,637,829	8.63%	1,321,854	0.76%	1083.02%
Adjustments of Equity Method	-	0.00%	22,434	0.01%	-100.00%
Additional Dividend Proposed	-	0.00%	-	0.00%	0%
Accumulated Profits	-	0.00%	-	0.00%	0%
Other Accumulated Comprehensive Income	(5,517,424)	-3.04%	(4,177,412)	-2.42%	32.08%
Amounts entered in ORA classified as held for sale	-	0.00%	-	0.00%	0%
Equity Interest of Non-Controlling Shareholders	466,042	0.26%	413,155	0.24%	12.80%
TOTAL NET EQUITY	**55,758,948**	**30.77%**	**42,752,532**	**24.72%**	**30.42%**
TOTAL LIABILITIES AND NET EQUITY	**181,210,208**	**100.00%**	**172,975,359**	**100.00%**	**4.76%**

LIABILITIES

CURRENT LIABILITIES

The balance of current liabilities increased 7.57%, from BRL 34,187 million on December 31, 2017 to BRL 36,774 million on December 31, 2018. The main variations in the current liabilities were as follows:

Onerous Contracts

Decrease by 21.68% in onerous contracts, from BRL 12 million on December 31, 2017 to BRL 9 million on December 31, 2018, mainly resulting from a set of reversals, chiefly the power plant of Angra 3 referring to subsidiary Eletronuclear.

Liabilities directly associated with assets classified as held for sale

Increase of 34.92% in liabilities directly associated with assets classified as held for sale, from BRL 7,631 million on December 31, 2017 to BRL 10,295 million on December 31, 2018, mainly arising out of the classification as held for sale of Amazonas Distribuidora and CEAL.

NONCURRENT LIABILITIES

The balance of noncurrent liabilities decreased by 7.66%, from BRL 96,036 million on December 31, 2017 to BRL 88,677 million on December 31, 2018. The main variations in the current liabilities were as follows:

Obligation for demobilization of assets

The demobilization obligations increased by 6.06%, from BRL 2,470 million on December 31, 2017 to BRL 2,620 million on December 31, 2018, mainly due to the Exchange Rate Change.

NET EQUITY

The net equity increased by 30.42%, from BRL 42,753 million on December 31, 2017 to BRL 55,759 million on December 31, 2018, mainly due to the company’s result, and, as a consequence, to an increase in reserve books.

10.2 – Operational and Financial Results

a) income from the Company's operations:

i. description of any important components on the revenue;

Description of the principal accounting lines

Operating Revenues

Electric power operations

Eletrobras’ revenues derive from the generation, distribution and transmission of electricity. The distribution operation was classified as a discontinued operation.

•        Generation: revenue from the activity of generation derives from the commercialization, supply and sale of electric energy generated by Eletrobras (including the part of electricity conferred to Eletrobras in relation to Itaipu Binacional) for distribution companies, industries and consumers, as well as the transfer of electrical energy of the portion attributed to Paraguay relating to Itaipu Binacional which is not used in Paraguay, as well as the operation and maintenance of the plants whose concessions were renewed according to Law no. 12.783/2013. The revenue from the power generation activities is recorded based on the production posted to specific rates specified by the contractual terms or the existing regulatory indices. For renewed concessions of generation leases under Law no 12.783/2013, there has been a change in the system for the structuring of the revenue, being received by means of a fixed income, referred to as “RAGs,” given that the methods of exploitation and operation and maintenance should be disclosed separately, due to legal ascertainment, from 2013. RAGs are yearly adjusted and may be reviewed on each span of five (5) years.

•        Transmission: the revenue from transmission activity derives from the construction and exploitation of the infrastructure of transmission lines by Eletrobras, as well as the operation and maintenance of these lines for transmission of electricity to electric power utilities. The revenue received from other utilities that use the basic transmission network of Eletrobras are recognized in the month in which the services are provided to other utilities. The price charged in this activity is regulated (a tariff) and called the Permitted Annual Revenue (RAP). Eletrobras, while transmitting electricity, cannot negotiate prices with users. For some contracts, the RAP is fixed and updated monetarily by the price index once a year. For other contracts, the RAP is updated monetarily by the price index once a year and revised every five years. Generally, the RAP of any electric power transmission Company is subject to annual review due to the increase of the assets and operating expenses resulting from modifications, replacements and expansions of facilities. For transmission leases renewed under law no. 12.783/2013, there has been a change in the system for structuring of the revenue, and the methods of exploitation and operation and maintenance should be disclosed separately, due to legal ascertainment, from 2013; and

The distribution segment was classified as a discontinued operation. The income statement for the comparative period is being restated in accordance with CPC 31 and IFRS 5 - Noncurrent Assets Held for Sale and Discontinued Operations, to state the discontinued operation separately from continuing operations.  Further details in item 10.3 - introduction or disposal of operating segment.

Other Operating Revenues

Operating revenues from other activities not attributable to the generation or transmission segments, which thus are recorded by Eletrobras under the “Management” account. These mainly include fees for the management of RGR, relating to financing contracts still managed by Eletrobras and which have not been transferred to CCEE, in accordance with Law 13.360/2016, due to the fact that the contracts took place before the law came into effect. Eletrobras also obtains operating revenues from telecommunications companies that use certain parts of its infrastructure to set up telecommunications lines. The Eletrobras’ revenues may also derive from the provision of engineering services connected to the works of generation and transmission of third party or to the energy efficiency.

Taxes on revenue

The main tax levied on the revenue of Eletrobras is Tax on the Circulation of Goods and Services — ICMS, which is levied on the gross revenue from sales of electricity. Eletrobras is subject to various indices of ICMS in the different states in which it operates. Eletrobras does not incur ICMS on revenue in its transmission activity, but it does incur PIS and COFINS, in accordance with the applicable regulations.

In addition to this, Eletrobras is subject to two federal taxes levied on gross revenues: the PIS/PASEP (Social Integration Program) and COFINS (Contribution to Social security Financing).

Industry Charges

These correspond to the deductions from gross revenue realized on the behalf of sector charges, which include payments made to the General Reserve of Reversal– RGR, Energy Development Account – CDE, contributions to the PROINFA and other similar charges of participants of the electric sector. The sector charges are calculated in accordance with formulas established by the ANEEL, which differ in accordance with the type of charge, and so there is no direct correlation between revenue and sector charges.

Operating Costs

Electricity purchased for Resale

The generation area realize the purchase of electric power for resale. The electric power acquired in the area of generation represents the Paraguayan part of the electric energy produced in Itaipu, which is not used in Paraguay and which Eletrobras resells to distribution companies and free consumers, or power purchased from other companies or traders, to cater for the need of exposure of the Eletrobras’ power or to fulfill the Power Purchase Agreement - PPA, executed with specific purpose companies, where Eletrobras holds interest, to meet the financer’s requirement within the scope of the structured operations of “Project Finance”.

Use of the Electric Grid

These costs represent the costs incurred by Eletrobras in electric power transmission through the transmission lines owned by third parties.

Fuel for the Production of Electrical Energy

The cost of fuel is a significant component of the operating expenses of Eletrobras.

Operating Expenses

Personnel, Material and Services

Reflects primarily Eletrobras expenses with employees, equipment and infrastructure required for day-to-day administrative operations, as well as the cost of outsourcing. Mostly, the outsourced services reflect the expenditure of Eletrobras with security services, maintenance, consultants and other advisors. Due to the diverse nature of these expenses, Eletrobras has to apply certain subjective criteria to allocate these expenses between the operational activities of the Company. This item excludes raw materials that are used in electrical power generation operations.

Depreciation and Amortization

This represents the depreciation and amortization of fixed assets of Eletrobras. Eletrobras registers as fixed assets construction cost or purchase, as applicable, of plants, goods, equipment and intangible assets, less accumulated depreciation calculated on the straight line method, at rates that take into account the estimated useful life of the asset. Repair and maintenance costs which prolong the useful life of assets are increased, while other routine costs are levied on the result of operations. The interest connected to debt arranged with third party incurred during the period of construction of assets is capitalized. The amortization of intangible assets and Financial assets, are included in the scope of IFRIC 12, is based on the term of the lease.

Operational Provisions

These reflect the provisions that Eletrobras performs with respect to (i) legal proceedings of which it is part; (ii) claims for losses; (iii) onerous contracts and impairment; and (iv) other provisions.

Other Operating Expenses

Other operating expenses of Eletrobras include various costs that are incurred as part of the daily operations of the Company. The most significant components are: (i) leasing costs, such as the generating units for the isolated system; (ii) telecommunication costs, especially costs incurred with phone and internet services; (iii) insurance costs, including insurance policies of the facilities and Eletrobras assets; and (iv) the costs of disposal of assets, mostly transformers.

Income from equity method

Income arising from the application of the equity method relating to the interest of Eletrobras in other companies.

Financial Result

Financial Revenue

This reflects the revenue from the compensation that Eletrobras receives from investments in financial instruments, as well as interest, fees and fees arranged as a result of granting loans in accordance with the provisions of Brazilian law, which allows Eletrobras to act as the financier of certain companied providing public services and controlled by Eletrobras. This reflects the revenue from the moratorium increase on electricity paid to Eletrobras, as well as the impact of monetary updated and other financial revenue of Eletrobras.

Financial Expenses

This reflects primarily payments of dividends and interest on capital to the shareholders of Eletrobras, as well as the charges incurred in relation to debts and commercial leases. This reflects the cost of the foreign exchange variation in relation to assets and liabilities pegged to a foreign currency, primarily with regard to Itaipu, because the financial statements of Itaipu Binacional are maintained in US dollars, and this represents the largest exposure of Eletrobras to the risk of changes in foreign currency.

Monetary and foreign exchange income (expenses)

The monetary and foreign exchange income (expenses) primarily relate to Itaipu, given that the financial statements of Itaipu Binacional are prepared in US dollars, and represent the largest exposure of Eletrobras to risks of foreign currencies. A devaluation of the real against the US dollar increases our revenue, to the extent that it increases the amount of the contribution of Itaipu, although the effect of this contribution is compensated. An appreciation of the Brazilian Real corresponds to a reduction of the Company's revenue implying a reduction of the contribution of Itaipu, although this effect is also offset through the depreciation of the of the cost of the construction of Itaipu.

Net Profit from Continued Operations

Net income resulting from the transmission and generation operations, disclosed separately from the income from the Distribution segment.

DISCONTINUED OPERATIONS

Distribution

Net Profit/Loss from Discontinued Operation Taxes

Net Profit/Loss from the Distribution operation, classified as discontinued operation. Further details in Item 10.3 of this document.

NET PROFIT (LOSS) FOR THE YEAR

Generation, Transmission and Distribution

Net Profit (Loss) for the year, resulting from the sum of the result of Continued and Discontinued operations.

ii. Factors that materially impacted the operating results..

In the accounting year ended December 31, 2019, Eletrobras’ continued operations revenues increased by 9% compared the accounting year ended December 31, 2018, mainly as a result of the increase of the generation segment gross revenue by 16.1%.

In the accounting year ended December 31, 2018, Eletrobras gross revenues from continued operations decreased 10 % in relation to the accounting year ended December 31, 2017, mainly due to the decrease in transmission revenues.

The table below shows the company’s gross revenue per operating segment (Continued and Discontinued) in the periods indicated:

In the last three fiscal years, Eletrobras' financial situation and results of operations were influenced, among other reasons, by factors such as the Brazilian macroeconomic development, changes in exchange rates, impairments and onerous contracts, start-up of generation projects, fixed transmission revenues, the accounting record of financial revenues related to electricity transmission assets existing on May 31, 2000, called installations of the Basic Network Existing System - RBSE, with an impact on transmission revenues, in addition to operating provisions and contingencies judicial proceedings, which are further detailed below. The transfer of control of the Distributors Ceron, Cepisa, Eletroacre, Amazona D, Ceal and Boa Vista, in 2018 and 2019, as well as the sale and transfer of several Special Purpose Entities (SPEs), also had a major impact on the financial situation and results of the Company. Emphasis, also, on the applications of IFRS 9, 15 and 16 detailed in item 10.4 of this document.

Macroeconomic and Brazilian Sector Conditions

Brazil's GDP in 2019 underperformed, with a slow economic recovery, partially affected by weak household consumption. Year-to-date, there was growth of 1.1%, when compared to 2018.

Inflation, as measured by the IPCA variation, reached 4.31% per year in 2019 (against 3.75% per year in 2018), above the floor (4.25% per year) established by the National Monetary Council (CMN) under the target regime for inflation. According to the IBGE, the IPCA was under pressure in 2019, mainly due to the increase in the prices of meats and fuels, followed by health plans, which had an raise of 8.25%.

According to the Energy Research Company (EPE), the consumption of the electricity sector reached 482,084 GWh until December 2019, with an increase of 2.08% per year compared to 2018, following the increase in GDP. The climate and billing cycle made the consumption of the residential class grow 1.2% per year. The commercial class increased by 3.77% per year., with growth in all regions and industrial consumption decreased 1.3% per year.

As for the geographic regions, all registered an increase in 2019, the most expressive being the Northeast region with a percentage of 2.98% per year growth in consumption.

Electric Energy Consumption - GWh

CLASS
	2019	2018	%
BRAZIL	482.084	472.242	2.1%
RESIDENTIAL	141.929	136.022	4.3%
INDUSTRIAL	167.405	169.549	-1.3%
COMMERCIAL	92.172	88.815	3.8%
OTHER	80.577	77.856	3.5%

Provision of Judicial Contingencies for Compulsory Loan

The compulsory loan on electricity consumption, instituted by Law 4,156 / 1962 with the objective of generating resources for the expansion of the Brazilian electricity sector, was terminated by Law 7,181, of December 20, 1983, which set the date of December 1993 as the collection deadline.

In the first phase of this compulsory loan, which ended with the advent of Decree-Law 1.512 / 1976, the collection of the tax reached several classes of energy consumers, and the taxpayers' credits were represented by bearer bonds issued by the Company.

Bearer bonds, issued as a result of the compulsory loan, do not constitute securities, are not negotiable on a stock exchange, are not listed and are not required.

The issuance of these securities resulted from a legal imposition and not from a corporate decision by the Company. Likewise, its adoption by bondholders did not emanate from an act of will, but from a legal duty, under Law 4,156 / 1962.

CVM, in a decision of its Collegiate issued in the CVM RJ 2005/7230 administrative proceeding, filed by holders of the aforementioned obligations, states verbatim that “the bonds issued by the Company as a result of Law 4,156 / 1962 cannot be considered as securities”.

CVM also understood that there is no irregularity in the procedures adopted by the Company in its financial statements, with respect to the aforementioned obligations, nor in the disclosure regarding the existence of lawsuits.

The unenforceability of these bearer obligations was reinforced by decisions of the Superior Court of Justice - STJ, which corroborate the understanding that these bonds are prescribed and that they are not suitable to guarantee tax foreclosures.

Therefore, bearer bonds issued in the first phase of this compulsory loan, as decided by CVM, are not to be confused with debentures. In addition, pursuant to the provisions of article 4, § 11 of Law 4,156 / 1962 and article 1 of Decree 20,910 / 1932, they are unenforceable, a condition confirmed in STJ Newsletter 344, which states that these obligations cannot be used as guarantee of tax foreclosures, as they have no liquidity and are not debentures. For this reason, they are not provisioned.

In the second moment, starting with the provisions contained in the aforementioned Decree-Law, the compulsory loan in question started to be charged only to industries with monthly energy consumption greater than 2,000 kwh, and taxpayers' credits are no longer represented by securities, to be simply recorded by the Company.

Most of these compulsory loan taxpayer credits have already been converted into preferred shares, as authorized by law, through four general shareholders' meetings of Eletrobras, held on April 20, 1988, April 26, 1990, April 28, 2005 and April 30, 2008, respectively. However, there is a remaining compulsory loan balance that has not yet been converted.

The balances of the remaining compulsory loan, after the 4th conversion into shares, related to credits constituted from 1988 to 1994, are recorded in current and non-current liabilities and are remunerated at the rate of 6% per year until the date of their conversion into shares, plus monetary restatement based on the variation of the Special Extended Consumer Price Index (IPCA-E).

	12/31/2019	12/31/2018
Main	6,128,374	6,372,806
Remunerative interest	1,714,617	1,741,409
Default interest	9,718,620	9,827,697
	17,561,611	17,941,912

Thus, the liability relating to the compulsory loan refers to the residual credits, constituted from 1988 to 1994, of industrial consumers with consumption greater than 2,000 kW / h, referring to the second phase of this compulsory loan, as well as to the annual interest not yet paid. those credits.

The contingent liability related to the compulsory loan theme is shown in the note on provisions and contingent liabilities (Note 30).

RBSE

With the initial adoption of IFRS 09, the RBSE component was measured at fair value through profit or loss, over the years 2018 and 2019, Management identified that the measurement using mark to market by NTN-B resulted in great volatility in the result due the fluctuations in the NTN-B rate, detaching from the economic and financial reality of this asset and business model in which it foresees the maintenance of receipt of cash flows from this asset. Below are the NTN-B indexes considered in the quarterly closings and the respective quarterly results calculated.

Date-base	NTN-Bs	Fair Value
01/01/2018 a 31/03/2018	4.56%	1,532,663
04/01/2018 a 06/30/2018	5.72%	(2,897,829)
07/01/2018 a 09/30/2018	5.88%	(699,405)
10/01/2018 a 12/31/2018	4.60%	1,143,358
01/01/2019 a 03/31/2019	4.10%	1,101,175
04/01/2019 a 06/30/2019	3.09%	716,218
07/01/2019 a 09/30/2019	2.60%	(191,227)

In the initial measurement, the use of NTN-B was justified because it is an observable rate in loan contracts with the Federal Government, considered as a counterparty and because there is no risk of demand for the financial assets of the transmission, and the government entity as the final guarantor of these assets . Although there is a mitigation of the risk of demand for these assets, payment is made substantially via users of the Basic Power Network, Generators, Distributors, Free and Potentially Free Consumers, and Traders who import and export electricity.

However, when observing the detachment of the NTN-B rate and the measured value of this asset, the need to adjust the fair value measurement was identified, which is substantially reflected by the discount rate considered. Thus, the Company started to consider a discount rate close to the regulatory one for the measurement of this asset.

The proposed amendment aims to better reflect the economic essence of this financial asset, which does not show constant fluctuations in value and does not have an active market. Therefore, in order to remove the oscillation in which the NTN-B represents in the measurement for a risk not associated with the assessed financial asset and considering that the financial flow originates substantially from large network users, the regulatory remuneration component is more suitable for measurement at fair value.

In addition, in November 2019, the preliminary injunction mentioned above that excluded the portion of the remuneration was revoked. Therefore, the Company understands that the amounts to be paid as RBSE should be recalculated, in order to include the portion provided for in article 1, third paragraph, of MME Ordinance 120/2016 and considering this scenario, the Company estimates that the portion referring to Ke will be included in the next tariff cycle with receipt for the remaining period of 05 years.

With the revocation of the preliminary injunction, the Company understands that the amounts to be paid as RBSE should be recalculated, in order to include the portion provided for in article 1, third paragraph, of MME Ordinance 120/2016.

In view of this scenario, Eletrobras revised the theme and changed its estimates considering the current legal and regulatory scenario, the following estimates were adjusted:

•        Update of the “Ke” remuneration portion by the regulatory WACC of the transmission and IPCA until the measurement date;

•        Changing the discount rate to reflect regulatory remuneration; and

•        “Ke” term - start of receipt / amortization - tariff cycle 21/22 - start of receipt in June 2021 for the term of Ordinance 120, until June 2025.

Such changes were made in order to approximate the current legal scenario of RBSE and adjust its cash flows, approaching the expectation of realization.

• Effects of the change in estimate

Effect on income and equity:

Result	12/31/2019 - NTN-B	12/31/2019 - WACC	Impacts
Furnas	2,891,211	2,464,370	(426,841)
Chesf	1,440,382	1,276,310	(164,072)
Eletronorte	783,795	491,091	(292,704)
Eletrosul	371,806	208,982	(162,824)
	5,487,194	4,440,753	(1,046,441)

Asset value	12/31/2019 - NTN-B	12/31/2019 - WACC	Impacts
Furnas	17,936,143	17,509,302	(426,841)
Chesf	9,899,842	9,735,770	(164,072)
Eletronorte	5,455,307	5,162,603	(292,704)
Eletrosul	2,043,220	1,880,396	(162,824)
	35,334,512	34,288,071	(1,046,441)

As of December 31, 2019, the movement of assets referring to RBSE is shown below:

• Assets:

	Furnas	Chesf	Eletronorte	Eletrosul	Total
Balance in December 31, 2017	19,679,665	10,868,543	5,544,767	2,145,040	38,238,015
Initial adoption adjustment IFRS 09	370,152	257,689	454,788	55,916	1,138,545
Updates - Financial Income	2,492,439	1,013,071	739,940	216,810	4,462,260
Fair Value Adjustment	(815,930)	5,951	(124,654)	13,420	(921,213)
(Receivement)	(3,401,741)	(1,856,228)	(964,537)	(417,552)	(6,640,058)
Balance in December 31, 2018	18,324,585	10,289,026	5,650,304	2,013,634	36,277,549

Balance in December 31, 2018	18,324,585	10,289,026	5,650,304	2,013,634	36,277,549
Updates - Financial Income	2,241,887	791,278	830,424	209,404	4,072,993
Fair Value Adjustment	222,483	485,032	(339,333)	(422)	367,760
(Receivement)	(3,279,653)	(1,829,566)	(978,792)	(342,220)	(6,430,231)
Balance in December 31, 2019	17,509,302	9,735,770	5,162,603	1,880,396	34,288,071

Current Assets	3,641,821	1,725,579	1,051,757	201,325	6,620,482
Non-current Assets	13,867,481	8,010,191	4,110,846	1,679,071	27,667,589

•         Nominal cash flow:

The estimated cash flow considering the Company's premises is shown below:

Years	Cash flow
2020	6,354,434
2021	7,614,166
2022	8,873,899
2023	7,799,544
2024	6,725,190
2025	3,362,595
40,729,828

•        Itaipu Financial Assets (Liabilities)

	12/31/2019	12/31/2018
Accounts Receivable	3,074,190	3,355,804
Right of compensation	2,248,043	2,003,493
Energy suppliers - Itaipu	(3,028,920)	(2,985,619)
Reimbursement obligations	(2,996,427)	(3,173,079)
Total current assets / liabilities	(703,114)	(799,401)

Accounts Receivable	922,703	1,216,926
Right of compensation	3,479,337	4,553,380
Reimbursement obligations	(2,496,433)	(3,167,188)
Total non-current assets / liabilities	1,905,607	2,603,118

Total	1,202,493	1,803,717

The effects of the constitution of the financial asset Itaipu are inserted above and detailed below:

Adjustment factor

		12/31/2019		12/31/2018
	BRL thousand	USD thousand	BRL thousand	USD thousand
Regulatory asset - Current assets	2,248,044	557,730	2,003,494	517,057
Regulatory asset - Non-current assets	3,479,337	863,209	4,553,380	1,175,126
Total assets	5,727,381	1,420,939	6,556,874	1,692,183

Reimbursement obligation - Union - Current Liabilities	-1,410,466	-349,931	-1,232,250	-318,016
Reimbursement obligation - Union - Non-current Liabilities	-2,496,433	-619,355	-3,167,188	-817,381
Total liabilities	-3,906,899	-969,286	-4,399,438	-1,135,397

Net financial asset	1,820,482	451,653	2,157,436	556,786

The Company's liabilities will be transferred to the National Treasury until 2023, as a result of the credit assignment operation carried out between the Company and the National Treasury in 1999. Thus, the Company has a net financial asset of Itaipu of this component in the amount of R$ 1,820.481, equivalent to US$ 451,654 thousand (R$ 2,157,436 on December 31, 2018, equivalent to US$ 556,786 thousand).

Distribution Companies

On November 8, 2017, the CPPI of the Presidency of the Republic approved Resolution No. 20 containing the minimum conditions and prices for the sale by Eletrobras of shares representing its shareholding in the capital of the then controlled companies Ceal, Cepisa, Eletroacre, Amazonas Distribuidora, Boa Vista and Ceron.

During the third and fourth quarters of 2018, the Company completed the sale of the controlling interest in the distributors Cepisa, Eletroacre, Boa Vista and Ceron. On March 18, 2019, Eletrobras transferred the common and preferred shares issued by Ceal to Equatorial Energia S.A. and on April 10, 2019 transferred to the Consortium formed by the companies Oliveira Energia Geração e Serviços Ltda. and ATEM’S Distribuidora de Petróleo S.A. the common shares of Amazonas Distribuidora.

As a result of the conclusion of the sale process of the energy distributors, Eletrobras recognized the credits of CCC that were recorded in the assets of the distributors according to the conditions established by the Council of the Investment Partnership Program - CPPI.

In view of the transfer of share control of all distributors, since April 10, 2019, the Company has completely left the distribution segment. As a consequence, it reversed the provisions it has registered for this segment, with impacts in 2018 (Eletroacre, Ceron, Cepisa and Boa Vista Energia) and 2019 (Ceal and Amazonas Energia)

Onerous Contracts

Present obligations resulting from onerous contracts are recognized and measured as provisions. An onerous contract exists when the unavoidable costs of meeting the contract obligations exceed the economic benefits that are expected to be received over the same contract.

			CONSOLIDATED
	Balance in 12/31/2018	Constitutions	Reversals	Write-offs	Balance in 12/31/2019
Generation
Jirau	30,701	8,449	-	-	39,150
Funil (a)	248,520	-	(25,639)	-	222,881
Coaracy Nunes	101,738	3,542	(5,523)	-	99,757
UTE Santa Cruz (b)	159,832	-	(159,832)	-	-
	540,791	11,991	(190,994)	-	361,788
Transmission
LT Recife II - Suape II ©	50,197	-	-	(50,197)	-
LT Camaçari IV - Sapeaçu ©	124,104	-	-	(124,104)	-
LT Funil - Itapevi ©	6,227	-	-	(6,227)	-
LT Eunápolis - T. Freitas (a)	4,059	-	-	-	4,059
	184,587	-	-	(180,528)	4,059

	725,378	11,991	(190,994)	(180,528)	365,847

Total current liabilities	9,436	-	(5,523)	-	3,913
Total non-current liabilities	715,942	11,991	(185,471)	(180,528)	361,934
Total	725,378	11,991	(190,994)	(180,528)	365,847

			CONSOLIDATED
	Balance in 12/31/2017	Constitutions	Reversals	Balance in 12/31/2018
Generation
Jirau	-	30,701	-	30,701
Funil	126,861	293,505	(171,846)	248,520
Coaracy Nunes	232,052	-	(130,314)	101,738
Angra 3	1,388,843	-	(1,388,843)	-
UTE Santa Cruz	32,258	318,565	(190,991)	159,832
Others	114,626	45,556	(160,182)	-
	1,894,640	657,636	(2,011,475)	540,791
Transmission
LT Recife II - Suape II	50,197	-	-	50,197
LT Camaçari IV - Sapeaçu	124,104	-	-	124,104
Others	10,286	-	-	10,286
	184,587	-	-	184,587

	2,079,227	657,636	(2,011,475)	725,378

Total current liabilities	12,048	-	(2,612)	9,436
Total non-current liabilities	2,067,179	657,626	(2,008,863)	715,942
Total	2,079,227	657,626	(2,011,475)	725,378

Of the amount of the provision for onerous contracts held on December 31, 2019, BRL 226,940 (BRL 592,939 as of December 31, 2018) derive from concession contracts extended pursuant to Law 12.783/13, due to the fact that the tariff determined presents an imbalance over current operating and maintenance costs. In view of this, the present obligation under each contract was recognized and measured as an allowance and may be reversed due to adjustments of the cost reduction program and/or fee review.

In 2019, Furnas made a reversal in the amount of BRL 159,832, due to the recognition of the realization of the onerous exercise of the concession of Contract No. 004/2004 - UTE Santa Cruz, based on the onerosity tests carried out by the Subsidiary.

The subsidiary Chesf recognized in the year a decrease in the amount of BRL 180,528 due to the expiry declared by the granting authority.

Generation Scaling Factor – GSF

In 2014 and 2015, the country has faced adverse hydrological conditions, which has given rise to a series of consequences to the electrical sector. Specifically for the MRE participants, the low power generation of hydraulic power plants below the Physical Warranty of the MRE caused the reduction of the MRE or Generation Scaling Factor (GSF) adjustment factor.

This reduction has directly interfered with the delivery of energy to fulfill the supply contracts, because due to the insufficient energy, the generators are exposed to the Settlement Price of Differences - PLD in the Short-Term Market, where the replacement energy represents values much higher than those practiced in their long-term contracts, to be able to honor their contracts, incurring negative economic-financial effects, due to the high cost.

Law No. 13,203, dated December 8, 2015, sets forth, among other terms, the conditions to adjust the hydrological risk of power generation to the agents that are part of the Mechanism to Reallocate Power – MRE. As provided for under Article 1 of this law, the hydrological risk may be adjusted, provided that upon agreement by ANEEL, and with retroactive effects starting on January 1, 2015, upon counterpart by the energy generation players.

ANEEL, in accordance with the provisions of the Law, by means of the Normative Resolution No. 684, of December 11, 2015, established the criteria and other conditions for the renegotiation of the hydrological hydroelectric generation risk by agents participating in the Energy Reallocation Mechanism - MRE. The Companies Eletronorte, Eletrosul, Furnas and Amazonas GT joined the renegotiation.

Highlighted in the year, we can cite  Bill No. 3975, of 2019, which is currently in the approval process in the Federal Senate:

“Amends Law No. 9,427, of December 26, 1996, to establish a fine to be paid to users of the electricity service, Law No. 13,203, of December 8, 2015, to establish new conditions for the renegotiation of hydrological risk of electricity generation, Law No. 11,909, of March 4, 2009, to create the Fund for the Expansion of Gas Pipelines for Transport and Production Flow (Brasduto), Law No. 12,351, of December 22, 2010, for provide for the allocation of revenue from the sale of oil, natural gas and other fluid hydrocarbons destined for the Federal Government, and Law No. 12,783, of January 11, 2013, to reduce the deadline for requesting the extension of concessions referred to this Law ”

CELG-D

On February 14th, 2017, the CELG D Share purchase agreement was signed between Eletrobras, Companhia Celg de Participações - CELGPAR and ENEL BRASIL S/A, disposing of the number of shares of CELG D belonging to Eletrobras for ENEL BRASIL S/A.

Eletrobras received the amount of BRL 1,065,266 connected to the sale of CELG D and recognized a gain in the result of the period ended March 31, 2017 connected to the sale of the subsidiary amounting to BRL 1,524,687.

Electric Energy Market

According to the Energy Research Company (EPE), electricity consumption reached 482,084 GWh by December 2019, up 2.08% per year compared to 2018, following GDP growth. The weather and billing cycle made consumption of the residential class grow 1.2% p.a. The commercial class posted an increase of 3.77% p.a. with growth in all regions and industrial consumption decreased by 1.3% p.a.

Itaipu

Itaipu, one of the biggest hydroelectric power plants in the world, is held by Brazil and Paraguay jointly, and was created under a treaty between both countries, which also regulates its terms of operation.

According to the treaty that created the Itaipu, Eletrobras is obligated to market not only the 50% of energy produced that belongs to Brazil, but also part of the energy destined to Paraguay that is not used. Due to the treaty, Eletrobras markets about 95% of the electricity produced by Itaipu. Articles 7 and 8 of Act no. 5.899, of July 5, 1973, establish the standards used by the distribution companies to calculate the amount of energy acquired from Itaipu.

Despite Itaipu producing a large amount of electrical energy, the Itaipu treaty requires that the sale of energy produced by Itaipu be done not for profit, that is, without net effects on the results of Eletrobras.

In order to meet this requirement, the profit from the sale of Itaipu energy is credited in subsequent periods to the energy accounts of residential and rural consumers through the National Interconnected System (thus reducing Eletrobras income from the sale of energy) and losses are taken into consideration by ANEEL when calculating electrical energy tariffs in subsequent periods.

Thus, the marketing of electrical energy from Itaipu should not generate relevant impacts on the Financial Statements of Eletrobras. Eletrobras does not consolidate the results from Itaipu.

However, Eletrobras is also entitled to income from financing contracts entered into with Itaipu Binacional. These receivables are an important source of income for Eletrobras and will be amortized until 2023.

In conformance with Federal Law 11,480/2007, of 2007, the adjustment factor was eliminated, calculated on the basis of the consumer price indices (consumer price index - CPI and Industrial goods), of the financing agreements concluded between Eletrobras and Itaipu Binacional and of credit transfer agreements signed with the National Treasury, with the Company being ensured in relation to the maintenance of its revenue flow, given that Decree No. 6,265/2007 was issued, stating that a factor equivalent to the previous readjustment factor being transferred to distributors of energy annually. As a result of this, Decree no. 6.265/2007, created an asset for the part of the annual differential determined, equivalent to the annual adjustment factor removed from the financing included annually, starting in 2008, in the transfer rate used by the Company, preserving the flow of receivable resources originally established in the financing agreements, which is referred to “Itaipu Financial Asset.” The values relating to the annual readjustment factor are defined annually by a Ministerial Ordinance of the Ministries of Finance and of Energy and will be realized through their inclusion in the transfer rate to be used until 2023. The balance resulting from the adjustment factor of Itaipu Binacional, included under the account Financial Assets, entered under Assets, amounted to BRL 5,727,380 on March 31, 2019, which equals USD 1,420,939 (BRL 6,556,873 on December 31, 2018, equivalent to USD 1,692,184). The amount of BRL 3,906,899, equivalent to USD 969,286 (BRL 4,399,437 on December 31, 2018, equivalent to USD 1,135,397), recorded under the Company’s liabilities account will be transferred to the National Treasury by 2023, as a result the credit assignment operation carried out between the Company and the National Treasury in 1999. Accordingly, the Company has a net financial asset of Itaipu of this component in the amount of BRL 1,820,481, equivalent to USD 451,654 (BRL 2,157,436 on December 31, 2018, equivalent to USD 556,786).

Variances in the Exchange Rate

Eletrobras is exposed to financial risks that cause volatility in its financial statements (Neutral in the case of the parent company, and passive in the case of the consolidated), as well as in its cash flow. The Company's management has a Financial Hedge Policy and a Program for Operations with Derivative Instruments.

In this context, Eletrobras' Financial Hedge Policy aims to mitigate exposure to market variables that impact assets and liabilities of the Company and its subsidiaries, thus reducing the effects of undesirable fluctuations of these variables in the financial statements. As a result, this policy seeks to ensure that Eletrobras' results faithfully reflect its real operating performance and that its projected cash flow is less volatile.

Taking into account the different ways of hedging eventual mismatches presented by Eletrobras, the approved policy lists a scale of priorities, which favors structural solutions, contemplating the natural balance of the exposed positions. Subsequently, transactions with other types of financial instruments may also be analyzed and, finally, transactions with financial derivatives, which will only be carried out in a complementary manner and with the sole purpose of protecting those indexed assets and liabilities of Eletrobras and its subsidiaries that present some mismatch, and cannot characterize financial leverage or credit granting operations to third parties.

In this context, foreign exchange hedge strategies have been implemented over the years, prioritizing structural solutions, in line with the Institution's Financial Hedge Policy. Within this strategy, the structuring of new funding has been taken into account, not only the total amount of the mismatch, but also its disposition over time, with a view to effecting both Eletrobras' balance sheet hedge and its flow Of box.

As of December 31, 2019, approximately 21% of Eletrobras' total consolidated debt, of BRL 41.9 billion, was stipulated in foreign currencies.

Thus, Eletrobras' exposure to the dollar's foreign exchange risk was practically neutral on December 31, 2019. On the same base date, Consolidated has a passive exposure of approximately US$ 306 million

For a sensitivity analysis of the impact of interest rates on the Company's total indebtedness, see the explanatory notes to the Company's financial statements for the year ended December 31, 2019.

Fixed Transmission Revenue

Unlike the revenue from distribution and generation activities (whose concessions were not renewed in light of Act 12.783/2013), the revenue from transmission activities is set by the Federal Government. This applies to all electrical energy generation activities with transmission operations in Brazil. Consequently, the revenue from transmission activities does not increase or decrease based on the amount of electrical energy transmitted. The Federal government establishes a fixed revenue rate for transmission every year that end consumers should pay, and this is passed on to Eletrobras and recorded as revenue from transmission activity. Revenue is subject to line availability.

Impairment

The Company estimates the impairment of its fixed and intangible assets based on the value in use, taking into account the fact that there is no active market for the infrastructure connected to concession. Value-in-use is evaluated based on the net present value of estimated future cash flow.

The assumptions used consider the Company Management’s best estimate of future trends in the electricity industry, and are based on both external sources of information and historical data from the cash generating units.

The main assumptions defined below were considered:

•          Growth consistent with historical data and growth estimates for the Brazilian economy;

•          Discount rate per year (after tax) specific for the segments tested: 4.40% for non-renewed generation (except for Angra 3, see below), 4.36% for renewed generation, (5.92% for non-extended generation, 5.86% for extended generation - except for Angra 3 - and 5.86 % for transmission in 2018), considering the weighted average capital cost;

•          Revenues forecasted in accordance with the contracts, with no provision for extending the concession/authorization;

•          Expenses broken down per cash-generating unit, projected based on PDNG for 5 years and consistent with the plan for the other years;

•          The Company treated each of its projects as standalone cash-generating units.

Below, we highlight the main impairment tests impacts considered by the Company in December 2019.

         UTN Angra 3

The Impairment balance for the Angra 3 project recorded on the base date of December 31, 2019 is BRL 4,508,764. The new result presented in this asset impairment test changes the previous one, based on December 2018, with its main effects, summarized below: (i) 11 (eleven) month postponement of entry into operation (November 30, 2026 - 2019 / before January 1, 2026 - 2018); (ii) updating the project's CAPEX budget; (iii) changes in the multi-annual Capex distribution of the Angra 3 project, based on the “Critical Line Acceleration Plan”; (iv) change in the discount rate.

         UTE Santa Cruz, UHE Batalha e UHE Simplício

Após aplicação do teste de impairment, utilizando-se das metodologias e premissas acima elencadas, Furnas identificou uma diminuição nas perdas estimadas nas Unidades Geradoras de Caixa  da UTE Santa Cruz e UHE Batalha e a reversão da perda estimada da UHE Simplício devido a redução do custo com PMSO de Furnas e em especial ao impacto do Plano de Demissão Consensual mais o impacto da redução da taxa de desconto.

         UHE Samuel - Eletronorte

Among the assets evaluated, the reversal of impairment of UHE Samuel stands out, whose main factors are: (i) energy sales prices that were defined by Eletrobras; (ii) settlement of the surplus of energy in addition to what is contracted; and (iii) reduction in the discount rate (cost of capital) defined by Eletrobras.

The movement of provisions is as follows:

Cash Generating Unit	12/31/2018	Additions	Reversals	Write-offs	12/31/2019
UTN Angra 3	4,046,642	462,122	-	-	4,508,764
UTE Santa Cruz	731,988	-	(113,419)	-	618,569
UHE Batalha	377,005	-	(325)	-	376,680
Csa Nova I	345,893	-	-	-	345,893
Candiota Fase B	366,298	-	(45,892)	-	320,406
UTE Camaçari	247,263	-	(23,231)	-	224,032
Candiota Fase C	68,706	115,923	-	-	184,629
Livramento	326,698	6,508	(215,340)	-	117,866
UHE Samuel	306,866	-	(219,263)	-	87,603
UHE Simplício	198,940	-	(198,940)	-	-
Others	138,753	22,528	(87,802)	(4,384)	69,095
Total	7,155,052	607,081	(904,212)	(4,384)	6,853,537

Cash Generating Unit	12/31/2017	Additions	Reversals	Assets held for sale	12/31/2018
UTN Angra 3	9,900,353	652,576	(6,506,287)	-	4,046,642
UHE Samuel	308,846		(1,980)	-	306,866
UHE Batalha	385,269		(8,264)	-	377,005
Candiota Fase B	366,298		-	-	366,298
Candiota Fase C	362,631		(293,925)	-	68,706
Casa Nova I	387,396		(41,503)	-	345,893
UTE Santa Cruz	693,560	38,428	-	-	731,988
UHE Simplício	279,515		(80,575)	-	198,940
UTE Camaçari	247,263		-	-	247,263
Eólica Chuí IX	27,159		-	(27,159)	-
Eólica Hermenegildo III	76,623		-	(76,623)	-
Eólica Hermenegildo II	97,580		-	(97,580)	-
Eólica Hermenegildo I	92,749		-	(92,749)	-
Livramento	129,869	215,340	(18,511)	-	326,698
Others	468,834	13,695	(343,776)	-	138,753
Total	13,823,945	920,039	(7,294,821)	(294,111)	7,155,052

Below are the impairment positions for the year:

		12/31/2019
	Generation	Administration	Total
Immobilized	6,870,079	-	6,870,079
Intangible	228,458	48,444	276,902
Total	7,098,537	48,444	7,146,981

		12/31/2018
	Generation	Administration	Total
Immobilized	6,920,858	-	6,920,858
Intangible	234,194	48,444	282,638
Total	7,155,052	48,444	7,203,496

• Cash-generating units (CGUs) that do not have a provision for impairment

CGUs that have not been impaired have a recoverable amount greater than the carrying amount of property, plant and equipment. The following table shows the percentage by which the Recoverable Value (VR) exceeds the Book Value (VC) of fixed assets. In addition, the Company carried out a sensitivity analysis, increasing the discount rate by 5% and 10% shown below, to assess the risk of impairment for each CGU. No CGU was at risk of impairment.

UGC	Discount rate	Provision for Impairment in 2019	VR/VC-1	VR/VC-1 (5% var)	VR/VC-1 (10% var)	Impairment risk
UHE Balbina	4.4%	-	151.9%	150.3%	148.7%	-
UTE Aparecida Complexo	4.4%	-	186.7%	183.7%	180.7%	-
UTE Mauá 3	4.4%	-	276.8%	272.7%	268.6%	-
Geração Boa Esperança	4.4%	-	712.7%	693.6%	675.0%	-
Geração Complexo PA + Moxotó	4.4%	-	3877.5%	3791.3%	3707.7%	-
Geração Curemas	4.4%	-	40.5%	39.4%	38.3%	-
Geração Funil	4.4%	-	3009.9%	2906.9%	2807.2%	-
Geração Pedra	4.4%	-	277.5%	264.9%	252.6%	-
Geração Sobradinho	4.4%	-	1189.1%	1166.9%	1145.3%	-
Geração Xingó	4.4%	-	10503.7%	10285.9%	9974.8%	-
UHE Itapanica	4.4%	-	2348.7%	2296.0%	2244.9%	-
UHE Curuá-Una	4.4%	-	110.0%	103.2%	96.6%	-
UHE Tucuruí	4.4%	-	227.9%	225.6%	220.7%	-
EOL Cerro Chato I	4.4%	-	4265.0%	39.9%	37.4%	-
EOL Cerro Chato II	4.4%	-	49.5%	46.7%	44.0%	-
EOL Cerro Chato III	4.4%	-	47.8%	45.0%	42.3%	-
UHE Gov. Jayme C. Júnior	4.4%	-	56.6%	53.7%	50.8%	-
UHE S. Domingos	4.4%	-	20.2%	18.3%	16.4%	-
UHE Passo S. João	4.4%	-	6.9%	5.0%	3.2%	-
EOL Coxilha Seca	4.4%	-	16.1%	13.8%	11.5%	-
EOL Capão do Inglês	4.4%	-	16.6%	14.1%	11.8%	-
UHE de Itumbiara	4.4%	-	285.6%	285.0%	284.5%	-
UHE de Mascar Moraes	4.4%	-	676.4%	669.7%	663.1%	-
UHE de Serra da Mesa	4.4%	-	189.1%	180.6%	172.3%	-
UHE de Manso	4.4%	-	150.3%	144.9%	139.7%	-
UHE Simplício	4.4%	-	14.7%	12.5%	10.3%	-

Income Statements

Accounting year ending on December 31 of 2019 compared to the accounting year ending on December 31 of 2019

The following table contains the operating revenue and expenses of Eletrobras (as a percentage of net operating revenue):

Consolidated Income Statements

This topic presents an overview of Eletrobras’ consolidated results, net of eliminations between segments, which are discussed in relation to each segment below.

Net Operating Revenue

The Net Operating Revenue in 2019, amounting to BRL 27,725 million, increased by 7.58% vis-à-vis 2018, when it posted BRL 25,772 million.

Operating Costs and Expenses

The operating costs and expenses posted an increase by 107.48%, from an amount of BRL 9,852 million in 2018 to an amount of BRL 20,441 million in 2019. This difference between the years was mainly due to net reversals of impairment at Angra 3 in 2018.

Financial Result

The Net Financial Result went from a net expense of BRL 1,375 million in 2018 to a net expense of BRL 2,081 million in 2019, accounting for an increase of 51.39%.

Income from Shareholdings (profit and loss)

The Equity Interest decreased 17.63% as a result of the booking of an amount of BRL 1,385 million in 2018 and an amount of BRL 1,161 million in 2019.

Income Tax and Social Contribution

The provision for Income Tax (IR) and Social Contribution on Net Profit (CSLL) went from an expense of BRL 2,484 million in 2018 to a revenue of BRL 1,091 million in 2019, a change of 455.66%

Net Profit from Continued Operations

Eletrobras reported a net profit from continued operations from BRL 7,459 million in 2019, compared to BRL 13,447 million in 2018, a negative change of 44.43%. This variation was due to the positive impact, in the continued result of 2018, of the reversal of Impairment of Angra 3.

Net Profit/Loss from Discontinued Operation Taxes

Eletrobras reported a Net Profit from discontinued operation taxes of BRL 3,285 million in 2019, compared to BRL (99) million in 2018, i.e., a increase of 3,410%. This increase is mainly due to the fact that we recognized a non-recurring gain of BRL 6.1 billion, related to the reversal of the distributors’ negative equity in 2019.

Result for the Year

Eletrobras reported, under the 2019 income, a net profit for the year amounting to BRL 10,697 million, compared to the net profit of BRL 13,346 million posted in 2018, that is, a negative change of 19.51%.

Income per Business Segment

Generation and Transmission

12/31/2019				
	Administration	Generation	Transmission	Eliminations	Total
Net operating revenue	194,692	19,833,995	8,756,808	(1,059,968)	27,725,527
Costs	(67,019)	(6,866,912)	(865,397)	1,021,509	(6,777,819)
Operational expenses	(3,648,322)	(6,354,559)	(4,561,399)	900,756	(13,663,524)
Operating income before financial income	(3,520,649)	6,612,524	3,330,012	862,297	7,284,184
Financial result	(253,165)	(1,604,727)	(223,134)	-	(2,081,026)
Interest income	2,121,894	2,272	2,778	(1,250,732)	876,212
Interest expense	(2,899,211)	(1,580,732)	(630,485)	1,250,732	(3,859,696)
Other financial income and expenses	524,152	(26,267)	404,573	-	902,458
Result of equity interests	1,140,733	-	-	-	1,140,733
Other income and expenses	24,715	-	-	-	24,715
Current and deferred income tax and social contribution	(113,668)	(79,007)	1,282,937	-	1,090,262
Net income (loss) for the period	(2,722,034)	(4,928,790)	4,389,815	862,297	7,458,868

	12/31/2018				
	Administration	Generation	Transmission	Eliminations	Total
Net operating revenue	261,355	17,433,979	9,183,074	(1,106,103)	25,772,305
Costs	(226,879)	(5,107,440)	(1,275,820)	1,073,076	(5,537,063)
Operational expenses	(2,212,402)	1,222,410	(4,545,256)	1,220,305	(4,314,943)
Operating income before financial income	(2,177,926)	13,548,949	3,361,998	1,187,278	15,920,299
Financial result	2,166,025	(1,769,920)	(1,770,736)	-	(1,374,631)
Interest income	3,672,441	2,199	2,688	(1,034,721)	2,642,607
Interest expense	(1,749,769)	(1,675,239)	(869,900)	1,034,721	(3,260,187)
Other financial income and expenses	243,353	(96,880)	(903,524)	-	(757,051)
Result of equity interests	1,384,850	-	-	-	1,384,850
Current and deferred income tax and social contribution	(853,447)	(1,210,107)	(420,163)	-	(2,483,717)
Net income (loss) for the period	519,502	10,568,922	1,171,099	1,187,278	13,446,801

Generation

Net Operating Revenue

The net operating revenue of the generation segment increased by 13.76%, from BRL 17,434 million in 2018 to BRL 19,834 million in 2019.

Costs and Operating Expenses

The operating costs and expenses of the generation segment posted an increase of 24.92%, totaling BRL 13,222 million in 2019 compared to BRL 9,744 million in 2018.

Financial Result

The Financial Result of the generation segment posted, in 2019, an expense of 1,605 million which, compared to the expense of 1,770 million in 2018, decreased, and had a change of 10.33%.

Transmission

Net Operating Revenue

The net operating revenue of the transmission segment decreased by 4.65%, from BRL 9,183 million in 2018 to BRL 8,756 million in 2019.

Costs and Operating Expenses

The operating costs and expenses for the transmission segment posted an increase of 6.71%, corresponding to BRL 5,426 million in 2019, compared to BRL 5,816 million in 2018.

Financial Result

The Financial Result of the transmission segment posted a decrease by 87.50%, amounting to BRL 223 million of expenses in 2019 compared to BRL 1,771 million in 2018.

Result of Discontinued Operations

Distribution

This topic presents the opening of the Profit (Loss) from Discontinued Operations

Income Statements

Accounting year ending on December 31 of 2018 compared to the accounting year ending on December 31 of 2017

The following table contains the operating revenue and expenses of Eletrobras (as a percentage of net operating revenue):

Consolidated Income Statements

This topic presents an overview of Eletrobras’ consolidated results, net of eliminations between segments, which are discussed in relation to each segment below.

Net Operating Revenue

The Net Operating Revenue, amounting to BRL 24,976 million, was reduced by 15.17% in 2018 compared to 2017, when the amount of BRL 29,441 million was posted.

Operating Costs

Operating costs decreased 41.47%, from BRL 9,460 million in 2017 to BRL 5,537 million in 2018. This reduction was mainly caused by Electric Energy Purchased for Resale, which decreased by 74.66%, from BRL 6,156 million in 2017 to BRL 1,560 million in 2018.

Operating Expenses

The Operational Expenses posted a decrease of 66.56%, from BRL 16,455 million in 2017 to BRL 5,502 million in 2018. This reduction was mainly due to the reversal of operating provisions; in 2017, provision expenses totaled BRL (4,646) million, being reversed and totaling BRL 8,072 million in 2018, that is, a variation of 273.75%.

Financial Result

Net Financial Result went from a net expense of BRL 1,736 million in 2017 to a net expense of BRL 578 million in 2018.

Income from Shareholdings (profit and loss)

The Equity Interest increased 18.62% as a result of the booking of an amount of BRL 1.167 million in 2017 and an amount of BRL 1,385 million in 2018.

Income Tax and Social Contribution

The provision for Income Tax (IR) and Social Contribution on Net Profit (CSLL) went from an expense of BRL 2.029 million in 2017 to an expense of BRL 2.484 million in 2018.

Net Profit from Continued Operations

Eletrobras reported a net profit from continued operations of BRL 15,227 million in 2018, compared to BRL 2,454 million in 2017, a change of 520.60%.

Net Loss from Discontinued Operation Taxes

Eletrobras reported a Net Loss from taxes of the discontinued operation of BRL 1,879 million in 2018, compared to BRL 4,179 million in 2017, that is, a decrease of 55.04%.

Result for the Year

Eletrobras reported, in the 2018 result, a net profit for the year amounting to BRL 13,348 million, compared to the net loss of BRL 1,726 million recorded in 2017, that is, a change of 873.46%.

Income per Business Segment

Generation and Transmission

Generation

Net Operating Revenue

The net operating revenue of the generation segment decreased by BRL 2,480 million, or 12.45%, from BRL 19,914 million in 2017 to BRL 17,434 million in 2018.

Costs and Operating Expenses

Operating costs and expenses for the generation segment decreased by BRL 11,219 million, or 80.44%, totaling BRL 2,728 million in 2018, compared to BRL 13,947 million in 2017.

Financial Result

The Financial Result of the generation segment posted, in 2018, an expense of 1,770 million which, compared to the expense of 1,740 million in 2017, increased by 30 million, which accounts for a 1.72% change.

Transmission

Net Operating Revenue

The net operating revenue of the transmission segment decreased by BRL 1,740 million, or 17.18%, from BRL 10,129 million in 2017 to BRL 8,387 million in 2018.

Costs and Operating Expenses

The operating costs and expenses for the transmission segment posted an increase of BRL 1,740 million, or 17,18%, corresponding to BRL 6,017 million in 2018, compared to BRL 5,010 million in 2017.

Financial Result

The Financial Result of the transmission segment posted a decrease of BRL 68 million in 2018, or 6.54%, amounting to BRL 974 million of expenses in 2018 compared to BRL 1,042 million in 2017.

Result of Discontinued Operations

Distribution

This topic presents the opening of the Profit (Loss) from Discontinued Operations

Cash Flow Statement - 2019, 2018 and 2017

The tables below summarize the evolution of net cash flows of Eletrobras for the periods presented:

Operating Activities

The cash flows from the operating activities of Eletrobras resulted mainly from:

•        The sale and transmission of electrical energy to a stable and diversified base of retail and wholesale clients at fixed prices; and

•        Restricted deposits within legal processes in cases that Eletrobras is the author of and is obligated to make a deposit in favor of the applicable case.

Cash flows from operating activities have been sufficient to meet Eletrobras' operating and capital investment needs for the periods analyzed.

The cash flow generated by the operating activities went from 4.4 billion in 2018 to BRL (0.46) billion in 2019.

Investment Activities

The cash flow from investment activity of Eletrobras reflects mainly:

•        Purchases of certain investments – partnerships entered into by Eletrobras with third parties in the private sector in regards to the operation of new power plants;

•        Purchase of fixed assets, consisting mainly of investments in equipment needed for Eletrobras operating activities; and

•        Dividends paid by subsidiaries.

The cash flow from investment activities went from BRL (148) million in 2017 to BRL 421 million in 2018 and 3.270 million in 2019

Financing Activities

Cash flows used in financing activities by Eletrobras mainly reflect the income from interest that it receives from loans given to companies that operate in the Brazilian electrical sector, short- and long-term.

The cash flow from Eletrobras’ financing activities, from BRL (1.9) billion in 2017 to BRL 5 billion in 2018 and (3.4) billion in 2019

b) changes in revenues attributable to changes in prices, exchange rates, inflation, changes in volumes and introduction of new products and services

The devaluation of the real against the US dollar and the fact that Eletrobras holds a significant portion of its receivables indexed to foreign currencies, mainly the US dollar, negatively impacted the revenue from exchange rate changes, and generated a gain amounting to BRL 35 million for the year ended December 31, 2019 compared to a loss of BRL 214 million in 2018, arising from exchange variation.

With regard to currency changes arising from internal price levels, in the year ended December 31, 2018, Eletrobras posted a loss of BRL 101 million. On December 31, 2019, Eletrobras ascertained earnings of BRL 416,959 million.

c) the impact of inflation, the price variation of the main inputs and products, the exchange rate and the interest rate on Eletrobras' operating results and financial result, when relevant

Inflation and Interest Rate

The financial situation and result of Eletrobras operations are impacted by inflation and by variances in the exchange rate.

Most of the costs and expenses of Eletrobras are denominated in reals and connected to inflation measurement Indices, such as the General Market Price Index (IGP-M), the National Consumer Price Index (INPC), and the IPCA, or is adjusted according to the variance measured in exchange rates.

In Brazil, employee salaries are generally adjusted annually, based on collective bargaining agreements between the unions they belong to and employers, which usually use the IPCA as a parameter for their negotiations.

As of December 31, 2019, the composition of debt was presented as follows:

(in BRL Thousand)	12/31/2019 Balance	12/31/2019 VA %	12/31/2018 Balance	12/31/2018 VA %
<u>Foreign Currency</u>				
USD not indexed	7,571,970	18.05%	11,284,562	20.75%
USD with LIBOR	799,128	1.91%	1,078,643	1.98%
EURO	235,353	0.56%	244,708	0.45%
YEN	-	0.00%	-	0.00%
Others	-	0.00%	-	0.00%
Subtotal	**8,606,451**	**20.52%**	**12,607,913**	**23.19%**
<u>Domestic Currency</u>				
CDI	8,698,416	20.74%	10,649,257	19.59%
IPCA	73,481	0.18%	189,649	0.35%
TJLP	6,232,878	14.86%	6,515,226	11.98%
SELIC	8,594,909	20.49%	13,278,510	24.42%
Others	2,464,900	5.88%	3,621,176	6.66%
Subtotal	**26,064,585**	**62.15%**	**34,253,819**	**63.00%**
Not Indexed	7,269,279	17.33%	7,511,066	13.81%
Total	**41,940,316**	**100.00%**	**54,372,798**	**100.00%**

Price variation of the main inputs and products

The main feedstock of Eletrobras includes energy purchased for resale and fuel for the production of electric energy.

The energy purchased for resale by Eletrobras amounted to BRL 2,162 million in the year of 2019 compared to 1,560 in 2018, an expense increase of 38.59%.

In turn, the expense with fuel for energy production accounted for BRL 1,185 million in the year ending December 31, 2018, compared to BRL 2,108 million in the year ending December 31, 2019, an increase by 77.89%.

Exchange Rate

Eletrobras is exposed to financial risks that cause volatility in its financial statements (Neutral in the case of the parent company, and passive in the case of the consolidated), as well as in its cash flow. The Company's management has a Financial Hedge Policy and a Program for Operations with Derivative Instruments.

In this context, Eletrobras' Financial Hedge Policy aims to mitigate exposure to market variables that impact assets and liabilities of the Company and its subsidiaries, thus reducing the effects of undesirable fluctuations of these variables in the financial statements. As a result, this policy seeks to ensure that Eletrobras' results faithfully reflect its real operating performance and that its projected cash flow is less volatile.

Taking into account the different ways of hedging eventual mismatches presented by Eletrobras, the approved policy lists a scale of priorities, which favors structural solutions, contemplating the natural balance of the exposed positions. Subsequently, transactions with other types of financial instruments may also be analyzed and, finally, transactions with financial derivatives, which will only be carried out in a complementary manner and with the sole purpose of protecting those indexed assets and liabilities of Eletrobras and its subsidiaries that present some mismatch, and cannot characterize financial leverage or credit granting operations to third parties.

In this context, foreign exchange hedge strategies have been implemented over the years, prioritizing structural solutions, in line with the Institution's Financial Hedge Policy. Within this strategy, the structuring of new funding has been taken into account, not only the total amount of the mismatch, but also its disposition over time, with a view to effecting both Eletrobras' balance sheet hedge and its cash flow.

As of December 31, 2019, approximately 21% of Eletrobras' total consolidated debt, of BRL 41.9 billion, was stipulated in foreign currencies.

Thus, Eletrobras' exposure to the dollar's foreign exchange risk was practically neutral on December 31, 2019.

On the same base date, Consolidated has a passive exposure of approximately US$ 306 million. For a sensitivity analysis of the impact of interest rates on the Company's total indebtedness, see the explanatory notes to the Company's financial statements for the year ended December 31, 2019.

 10.3 – Events with relevant effects that occurred and were expected in the financial statements

a. introduction or disposal of operating segment

The Company held auctions for the sale of its then subsidiaries in the distribution segment over 2018, in accordance with its Business and Management Master Plan. The then distribution companies Eletroacre, Cepisa, Ceron and Boa Vista had their share purchase and sale agreements executed in 2018, while Ceal and Amazonas Distribuidora had their controls transferred on March 18, 2019 and April 10, 2019, respectively.

As these companies accounted for all the operations of the distribution segment, as being consolidated, transactions in this segment were presented in the financial statements as of December 31, 2018 as discontinued operations. Accordingly, the information on the income statement and the related notes for the comparative period of December 31, 2018 are being restated in accordance with CPC 31/IFRS 5 to present such distribution segment transactions separately from continuing operations.

The table below shows the results and cash flows of discontinued operations. The period ended December 31, 2019 with the information of Ceal and Amazonas Distribuidora, and the period ended December 31, 2018, comprised of all distribution companies above mentioned.

b. book, purchase or sale of shareholding interest

The subsidiaries Ceal and Amazonas Distribuidora, previously classified as held for sale, had their auctions held on December 10, 2018 and December 28, 2018, respectively.  The sales of these subsidiaries were concluded on March 18, 2019 and on April 10, 2019, respectively, with the execution of the share purchase and sale agreement according to the schedule established in the auction for return to private sector.

As a result of the completion of the sale process of the distributors, Equatorial Energia S.A. purchased the controlling interest of approximately 89.94% of the total capital of Ceal and the Consortium established between the companies Oliveira Energia Geração e Serviços Ltda. and ATEM’S Distribuidora de Petróleo S.A. purchased a controlling interest with approximately 90% of the total capital of Amazonas Distribuidora.

Eletrobras had a positive effect on income for the year by BRL 3,284,975 , due to the reversals of unsecured liabilities. The disposal effect is recorded as a discontinued operation.

	Ceal	Amazonas D
Negative Equity	900,034	5,269,403
Other comprehensive results	(40,974)	(9,647)
Sale Value	(50)	(50)
Gain with the sale of Distribution companies shares	859,010	5,259,706

Affiliated Companies

In 2018, the Company sold approximately 55.42% of the common shares and 69.14% of the preferred shares of its equity interests in affiliate Energisa Mato Grosso S.A., allowing Eletrobras to receive the amount of BRL 276 million.

Auction of Energy Distribution Companies

According to the former 2018-2022 Business and Management Master Plan, the 6 Eletrobras distributors, Companhia Energética do Piauí (“Cepisa”), Centrais Elétricas de Rondônia S.A. (“Ceron”), Boa Vista Energia S.A. (“Boa Vista Energia”) and Companhia de Eletricidade do Acre (“Eletroacre”), Companhia Energética de Alagoas (“CEAL”) and Amazonas Distribuidora de Energia S.A. (“Amazonas Energia”) were privatized through auctions held at B3 S.A. The distributors Cepisa, Ceron, Boa Vista Energia and Eletroacre already had their respective controlling interests transfers signed in 2018 and were consolidated in the financial statements ended on December 31, 2018, proportionally, while the distributor CEAL had its transfer of control carried out on March 18, 2019. The distributor Amazonas Energia, on the other hand, should have its respective transfer of control completed by April 15, 2019, as decided by the 174th AGE.

Auction of SPE’s

Through the Eletrobras Auction No. 01/2018, held on 09/27/2018, 26 SPE’s. The SPE INTESA was transferred to the purchaser on December 28, 2018, another 24 were completed during 2019 and SPE Centroeste de Minas changed ownership control on January 13, 2020. In addition to these 24 interests transferred in 2019, ten wind power SPEs belonging to Complexo Itaguaçu da Bahia were closed, SPE Extremoz was merged into Chesf and SPE Paraíso was sold by Eletrosul through call for tenders, as detailed below:

Table – Movement of SPE’s in 2019

Description	No. of SPE’s	Owner	Movement	Event Date
Complexo Itaguaçu da Bahia (Geradora Eólica Itaguaçu da Bahia SPE S.A., Geradora Eólica Ventos de Santa Luiza SPE S.A., Geradora Eólica Ventos de Santa Madalena SPE S.A., Geradora Eólica Ventos de Santa Marcella SPE S.A., Geradora Eólica Ventos de Santa Vera SPE S.A., Geradora Eólica Ventos de Santo Antônio SPE S.A., Geradora Eólica Ventos de São Bento SPE S.A., Geradora Eólica Ventos de São Cirilo S.A., Geradora Eólica Ventos de São João SPE S.A. and Geradora Eólica Ventos de São Rafael S.A.)	10	Furnas	Closing	02/20/2019
Pedra Branca S.A., São Pedro do Lago S.A. and Sete Gameleiras S.A.	3	ELETROBRAS	Sale (Auction 01/2018)	03/28/2019
Baraúnas I Energética S.A., Morro Branco I Energética S.A., Mussambê Energética S.A., Banda de Couro Energética S.A. and Baraúnas II Energética S.A.	5	CHESF	Sale (Auction 01/2018)	03/28/2019
Empresa de Transmissão do Alto Uruguai S.A. - ETAU	1	ELETROBRAS	Sale (Auction 01/2018)	04/29/2019
Brasnorte Transmissora de Energia S.A., Companhia Transirapé de Transmissão, Companhia Transleste de Transmissão and Companhia Transudeste de Transmissão	4	ELETROBRAS	Sale (Auction 01/2018)	05/31/2019
Uirapuru Transmissora de Energia S.A.	1	ELETROBRAS	Sale (Auction 01/2018)	06/25/2019
Amazônia Eletronorte Transmissora de Energia S.A. - AETE	1	ELETROBRAS	Sale (Auction 01/2018)	07/01/2019
Paraíso Transmissora de Energia S.A.	1	ELETROSUL	Sale (Call for Tenders)	08/14/2019
Brasventos Eolo Geradora de Energia S.A.,Brasventos Miassaba 3 Geradora de Energia S.A. and Rei dos Ventos 3 Geradora de Energia S.A.	3	ELETROBRAS	Sale (Auction 01/2018)	08/23/2019
Eólica Serra das Vacas Holding S.A., Eólica Serra das Vacas I S.A., Eólica Serra das Vacas II S.A. Eólica Serra das Vacas III S.A. and Eólica Serra das Vacas IV S.A.	5	ELETROBRAS	Sale (Auction 01/2018)	10/07/2019
Extremoz Transmissora do Nordeste S.A. - ETN S.A.	1	CHESF	Incorporation	11/01/2019
Transmissora Matogrossense de Energia S.A. - TME	1	ELETROBRAS	Sale (Auction 01/2018)	11/13/2019
Total	36

On July 30, 2019, Eletrobras opened the Competitive Sale Procedure No. 01/2019 to sell the SPE’s remaining from the Eletrobras Auction 01/2018, and received firm proposals on 10/31/2019. The process is supported by Decree 9.188/2017 and is currently being negotiated for proposals.

c. unusual events or operations

Combination of Business

On October 31, 2019, the subsidiary Chesf acquired control over SPE TDG, through the definitive dilution of the shareholding of the Partner Future ATP Serviços de Engenharia Consultiva Ltda, resulting from the capitalization of the AFACs carried out by Chesf, in the amount BRL 101,000, with the Company now having a 72.31% interest.

On the same date, Chesf acquired the shareholding of Future ATP Serviços de Engenharia Consultiva Ltda, upon payment of BRL 34,000, thus making TDG its wholly owned subsidiary.

• Determination of the fair value of the consideration

We show below a comparative table between the fair value and the book value of the Balance Sheet of said SPE, on October 31, 2019, as well as the value resulting from the advantageous purchase:

Financial Statements of TDG 10/31/2019
	Book Value	Fair Value
Assets	442,312	442,312
Liabilities	291,950	291,950
Equity	150,362	150,362

	Book Value	Fair Value
Invested Value - Chesf (72.31%)	108,727	108,727
Invested Value - ATP (27.69%)	41,635	41,635
Total	150,362	150,362

The business combination generated a concession asset of BRL 41,635, recorded in the investments subgroup. The concession asset represents the difference between the value of the business and the fair value of the identifiable assets less the fair value of the liabilities assumed.

Account value of acquired interest
Fair value of interest adquired	41,635
Value paid by Chesf for the adquisition com 27.69% of SPE	(34,000)
Gain from advantageous purchase	7,635

In August 2018, Eletrosul transferred to Companhia Paranaense de Energia - COPEL its ownership interests in Costa Oeste Transmissora de Energia S.A., 49%, and in Marumbi Transmissora de Energia S.A., 20%, receiving COPEL’s interest in Transmissora Sul Brasileira de Energia S.A. - TSBE, 20%, corresponding to 20% of the voting capital. Before the exchange of shares, Eletrosul held 80% of TSBE’s capital, but currently, after the conclusion of the process, it has acquired the entire interest, and with that, it has control of the investee.

If the business combination were effective on January 1, 2018, the increase in net operating revenue and net income for the year would not have a material impact, as TSBE’s net operating revenue in 2018 was BRL 46,076 and net income for the year ended on December 31, 2018 was BRL 2,440.

On December 28, 2017, three business combination operations took place (Chuí Holding S/A, Santa Vitória do Palmar Holding S/A and Livramento Holding S/A), whose effects are detailed below. The final fair values of the transactions were calculated based on the valuation reports prepared by experts hired by the Company, and are close to the book values. After the transactions, the Company now holds 78% of the capital of Chuí Holding S/A, 78% of the capital of Santa Vitória do Palmar Holding S/A and 78% of Livramento Holding S/A.

Regulatory Environment

Generation

A series of regulatory changes were under discussion in the Brazilian Electric Sector in 2019, with emphasis on the subjects covered by the Working Group for the Streamlining of the Electric Industry, established by MME Ordinance No. 187/2019, such as separation of ballast and energy, market opening, and the improvement of the Energy Reallocation Mechanism - MRE.

•        In this context, public inquiries associated with GT Modernização were opened, in addition to other relevant ones, such as MME Public Inquiry No. 82/2019, which covers the review of reference values for plant availability levels (TEIF and IP).

•        Within the scope of the National Electric Energy Agency - ANEEL, we highlight the opening of Public Hearing No. 03/2019, which is aimed at revising Normative Resolution No. 596/2013, in order to make it possible to calculate the value of the generation compensations associated with the concessions extended or not, based on Law No. 12.783/2013 and Decree No. 7.850/2012.

•        Attention should also be drawn to ANEEL Public Inquiry No. 026/2019, which is concerned with the revision of the methodology for calculating capital yield, as applicable, in the generation segment, to quota and nuclear generation.

•        Still in 2019, ANEEL Preliminary Public Information Gathering Hearings (Tomada de Subsídio) No. 06/2019 was opened, which deals with the provision of auxiliary services, a subject that is to be thoroughly examined, in view of the forecast of increased penetration of intermittent renewable sources in the Brazilian electricity sector.

Transmission

•        Approving Resolution No. 2565/2019 established RAP’s - Annual Allowed Revenue for utilities for the public service of transmission of electrical energy for the cycle of 2019-2020 (07/01/2019 to 06/30/2020). On 12/31/2019, RAP of Eletrobras companies was in the amount of BRL 11.493 million representing an increase of about 6.76% compared to 2018.

Summary – RAP 2019 Consolidation

	Summary - RAP Consolidation 2019 (R$ mil)
Company	Corporate Renovated by Law 12,783/13 (O&M)		Non-Renewed Corporate (b)	RAP Corporate (a+b)	Total SPEs *
	Total renewed corporate (a)	RBSE
Chesf	2,895.75	2,457.95	360.49	3,256.24	305.45
Eletronorte	1,528.39	1,314.26	493.04	2,021.43	290.2
Eletrosul	1,018.06	840.53	351.72	1,369.78	137.42
Furnas	4,546.12	2,800.78	239.92	4,786.04	462.26
Eletrobras	-	-	-	-	98.12
Amazonas GT	-	-	59.44	59.44	-
Total	9,988.33	7,413.52	1,504.60	11,492.93	1,293.44

*Refere-se à participação proporcional ao capital investido pelas Empresas Eletrobras no empreendimento

•        Variable Portion (PV) discounts remained relatively stable, portion to be deducted from the transmission company's revenue due to the inadequate provision of the public transmission service with no significant percentage changes.

Percentage of Variable Loss of RAP	2019	2018	2017
Annual	2.28	2.16%	2.41%

In 2019, the Auction occurred at 002/2019 and there were no changes in the methodology for calculating the Weighted Average Cost of Capital (WACC) of the auctions provided for in the Tariff Regulation Procedure (Proret). However, the real cost of capital of third parties, a factor that makes up one of the parameters of the Regulatory Capital Remuneration Rate (WACC), was reduced from 6.94% to 6.61% per year.

To increase the attractiveness of transmission auctions, Aneel published three new regulatory resolutions and also public consultations and hearings.

•        Aneel Normative Resolution No. 846/2019: Approved the procedures, parameters and criteria for imposing penalties on agents in the electricity sector and provides for general guidelines for the Agency's inspection.

•        Aneel Normative Resolution No. 847/2019: It revoked Normative Resolution No. 709/2016, which dealt with the separation of operating and holding activities of electricity transmission companies. The revocation ended a controversial point in the regulation of the agency that compromised the competitiveness of the auctions and impacted the corporate restructuring processes of the companies. Since May 2018, Aneel had stopped applying the Normative Resolution rule No. 709/2016 in transmission auctions, because it limited the participation of investors in the bids.

•        Aneel Normative Resolution No. 853/2019: Established the provisions related to the quality of the public electricity transmission service associated with the availability and the operational capacity of Converter and Transmission Functions (FT) and converter of high voltage direct current (CCAT) transmission facilities. The new rules started to be applied as of January 2020 and allow an adequate assessment of the quality of the service provided. Until then, Aneel applied the same parameters for calculating indicators for alternating current installations;

•        Public Hearing No. 009/2019: Definition of methodology for calculating and updating the regulatory rate of return on capital for the electricity generation and transmission (WACC) segments. Eletrobras' participation was carried out by means of a joint contribution from its subsidiaries, aiming at the definition of a value that is adequate, fair and compatible with the reality and the risks experienced by the segments;

•        Public Hearing No. 026/2019: Improvement of the proposal to revise the requirements of the operating regime for transmission and electricity generation facilities established in the Grid Procedures. Eletrobras Companies, in addition to the discussion and their own contribution, also participated in the debates on tele assistance through the Brazilian Association of Energy Transmission Companies (Abrate).

•        Public Consultation No. 006/2019: Evaluation of the need to improve the regulatory controls related to the regulatory useful life of transmission equipment. Such improvement results from the imbalance generated by the aging of most transmission assets. The transmission concessionaires' remuneration essentially results from the application of the regulatory remuneration rate on the Net Regulatory Remuneration Base, and the fully depreciated assets are not part of that Base and cease to generate returns to the concessionaire, who receives only an amount equivalent to O&M expenses for this equipment. Eletrobras' participation was made through a joint contribution from its subsidiaries sent by the Holding.

•        Public Consultation No. 022/2019: Taking subsidies for the preparation of the Regulatory Agenda 2020/2021 by Aneel. Eletrobras's contribution dealt with issues for the review / creation of regulations to give regulatory treatment to the remuneration of transmission equipment with an exhausted useful life, improve the regulations associated with reinforcements and improvements and establish rules for indemnity for assets not depreciated or amortized at the end or termination of the concession contract.

10.4 – Significant changes in accounting practices – Reservations and emphases in the auditor's opinion

a. significant changes in accounting practices

Financial year ending as of December 31, 2019

As a result of the adoption of CPC 47/IFRS 15 and CPC 48/IFRS 9 in 2018, the Company is restating its income statement, statement of cash flows, statement of value added, and respective notes to the financial statements for the year ended December 31, 2018, stated for comparison purposes. Additionally, according to CPC 31, the amounts shown below, from December 31, 2018, exclude discontinued operations, as per note 48.

Income Statement for the Period

The Company applied changes and new interpretations to IFRS’s and CPC’s issued by IASB and CPC, respectively, which became mandatory as of January 1, 2019. The impact of adopting new standards and interpretations, as well as the new accounting policies is disclosed below:

CPC 06 (R2)/ IFRS 16 – Leases

The Company applied, on January 1, 2019, CPC 06 (R2)/IFRS 16 - Leases, which establishes the principles for the recognition, measurement, statement and disclosure of leasing operations and requires lessees to account for all leases under a single balance sheet model, similar to the accounting of financial leases hitherto applied in accordance with CPC 06 (R1)/IAS 17.

On the starting date of a lease, the lessee recognizes a liability representing the obligation to make the payments (a lease liability) and an asset representing the right to use the subject asset during the lease term (a right of use asset). Lessees should recognize separately the interest expense on the lease liability and the depreciation expense on the right-of-use asset.

In this context, the lease agreements have an impact on the Company’s financial statements, as follows: (i) recognition of rights-of-use assets and lease liabilities in the consolidated balance sheet, initially measured at the present value of the minimum payments lease futures; (ii) recognition of depreciation expenses of rights-of-use assets and interest expense on lease liabilities in the consolidated statement of income; (iii) separation of the total amount of cash paid in these operations between principal (presented within financing activities) and interest (presented in operating activities) in the consolidated statement of cash flows.

The Company has chosen the modified retrospective approach, applying the effects of the initial adoption of the standard as adjustments to the opening balance of retained earnings on January 1, 2019 without restatement of the information comparatives. Thus, all comparative balances are presented according to the rules in force until 2018.

The Company has adopted practical procedures that allow non-application of the new standard for contracts that were not previously classified as a lease in accordance with the former standard, as well as for lease contracts previously classified as operating leases (in accordance with the previous standard), assets and liabilities were recognized at the date of initial application in accordance with CPC 06 (R2)/IFRS 16, adopting the following initial measurement criteria:

•        Lease liability: Lease liability was measured at the present value of the remaining lease payments, discounted by the incremental rate on the lessee’s loans, at the date of initial application; and

•        Right-of-use asset: measurement of asset on the right to use at the amount equivalent to the lease liability adjusted by the amount of any prepaid or accumulated lease payments related to that lease that was recognized in the balance sheet immediately before the date of the initial application.

The main leases identified correspond to real estate, land, equipment, and vehicles. The lease term evaluated for recognition of the lease corresponds to the non-terminable period, and most contracts do not offer renewal options.

In addition to those mentioned above, the Company used the following practical files for transition to new requirements:

•        Use of late perception to determine the term of the lease, in those cases where the contract contains options of extension or termination;

•        Exclusion of initial direct costs from the measurement of the initial balance of the right-of-use asset; and

•        There was no recognition of the lease liability of those contracts with a closing period within the 12-month period beginning on January 1, 2019 (date of the initial application of the new standard), as well as for low-value assets. Low-value lease agreements refer to assets with a value equal to or less than BRL 50 (Fifty Thousand Brazilian Reais). These include, in particular, rental contracts for printers and computers and other equipment;

•        Use of a single discount rate for each portfolio of leases with fairly similar characteristics.  In this sense, the incremental loan rate, measured on January 1, 2019, was applied to each of the leased asset portfolios. Through this methodology, the Company obtained the specific rates that cover the remaining term of each contract, between 1 and 13 years. The weighted average rate for contracts measured in accordance with IFRS 16/CPC 06 (R2) was 8.82%.

The table below shows the rates charged, vis-à-vis the terms of the contracts, as required by CPC 12:

The following table shows the impacts of the initial adoption of CPC 06 (R2)/IFRS 16 in the interim accounting information, as of January 1, 2019:

	Initial adoption in 01/01/2019
	Asset	Liabilities
Right of use asset	340.225	-
Lease liabilities	-	340.225

Additionally, the table below summarizes the amounts recognized as a result of the adoption of this new accounting pronouncement to the statements of income and of cash flows for the year ended December 31, 2019:

The Company also had contracts previously classified as financial leases, described in Note 24, which were not impacted by the adoption of the new standard.

ICPC 22 - Incerteza sobre Tratamento de Tributos sobre o Lucro (IFRIC 23 - Uncertainty over Income Tax Treatments)

This Interpretation clarifies how to apply the recognition and measurement requirements of CPC 32 when there is uncertainty about treatments of income tax on profit. The Interpretation makes it necessary that the Company: (1) ascertain whether uncertain fiscal positions are assessed separately or as a group; and (2) assess whether it is likely that the tax authority will accept the use of uncertain tax treatment, or proposed use by the Company. If so, the entity should determine its tax and accounting position in line with the tax treatment used or to be used in its income tax returns. If not, the Company should reflect the effect of the uncertainty in ascertaining its tax and accounting position. The Company evaluated the requirements of the standard and did not identify impact when it was adopted on January 1, 2019.

New Still Not Effective Standards and Interpretations

The following amended rules and interpretations are not expected to substantially impacting Eletrobras’ financial statements or are not applicable to its operations:

•          Definition of a business (amendments to IFRS 3 – Combination of Business) – in force as of January 01, 2020;

•          Definition of materiality (amendments to IAS 1 and IAS 8) – in force as of January 01, 2020; and

•          Change of conceptual structure – in effect as of January 01, 2020.

Financial year ending as of December 31, 2018

The Company applied the standards (a) CPC 48/IFRS 9 - Financial Instruments and (b) CPC 47/IFRS 15 - Revenue from Contracts with Customers, on January 1, 2018, and did not extend the application to the requirements under the standard for the comparative period in question, because the Company adopted practical measures established in such standards concerning the non-restatement of comparative information.

(a)          CPC 48/IFRS 9 – Financial Instruments

Classification and Measurement of Financial Assets

According to CPC 48/IFRS 9, there are three main classification categories for financial assets, namely: amortized cost (CA), equity instrument measured at fair value through other comprehensive income (VJORA) or measured at fair value by result (VJR).

Such classification and measurement is based on two conditions: (i) the business model of the Company for the management of financial assets; and (ii) the contractual cash flow characteristics of said financial asset.

In short, the business models are divided into the three categories shown below:

The following accounting policies apply to the classification and measurement categories of financial assets, as defined below:

The following table shows the original measurement categories under CPC 38/IAS 39, and the new measurement categories of CPC 48/IFRS 9 for each class of financial assets:

(*) Transmission financial assets are now accounted for as contract assets in accordance with CPC 47/IFRS 15, as described in item (b) of this note.

Impairment of Financial Assets

At each balance date, the Company assesses whether the financial assets accounted for at amortized cost and the debt securities measured by VJORA are undergoing recovery problems. A financial asset has “recovery problems” when one or more events with a detrimental impact on the estimated future cash flows of the financial asset occur.

The provision for losses on financial assets measured at amortized cost is deducted from the gross carrying amount of the assets. For debt securities measured at VJORA, the provision for losses is booked under the income account and recognized in other comprehensive income.

The new model of impairment is applied to financial assets measured at amortized cost, contractual assets and debt instruments measured by VJORA, but is not applicable to investments in equity instruments.

The Company applied the simplified approach and calculated the expected loss, based on the expectation of default risk that occurs throughout the life of the financial instrument. It established a calculation matrix based on the loss rates estimated for each of the distributors’ customer segment (residential, industrial, commercial, rural, and public sector), which have risk characteristics in common.

A financial asset is considered by the Company as a in default when:

•        It is unlikely that the creditor fully pays its credit obligations to the Company, without resorting to actions such as the realization of bond (if any); or

•        The financial asset is expired in accordance with current rules of the Company.

The initial adoption of CPC 48/IFRS 9 generated impacts on the distribution segments, and transmission of the Eletrobras System in the amount of BRL 1,218,369, increasing the balance of retained earnings.

Hedge Accounting

According to CPC 48/IFRS 9, when applying this pronouncement for hedge accounting for the first time, an entity may choose whether to continue applying the hedge accounting requirements of CPC 38/IAS 39 or else the requirements of this standard.

The Company opted to continue the hedge accounting requirements of CPC 38/IAS 39. Therefore, there is no impact regarding said item of the new standard.

(b)          CPC 47/IFRS 15 – Revenues from Contracts with Customers

CPC 47/IFRS 15 establishes a new concept for revenue recognition, replacing CPC 30/IAS 18 Revenue, CPC 17/IAS 11 Construction Contracts and related interpretations.

The Company applied CPC 47/IFRS 15 using the cumulative effect method, with initial application as of January 1, 2018.

The standard establishes a five-step model, including (1) contract identification, (2) performance obligation identification, (3) transaction price ascertainment, (4) transaction price allocation, and (5) revenue recognition to ascertain when a revenue should be recognized, and by what amount. The model specifies that revenue should be booked when an entity transfers control of goods or services to customers at the amount that the entity expects to be entitled to receiving. Depending on whether certain criteria are met, revenue is recognized:

•        Over time, to reflect the performance of the entity in the best way possible; or

•        At a point in time, when control of the goods or services is transferred to the customer.

The standard establishes that the Company may only account for the effects of a contract with a customer when it is probable that it will receive the consideration to which it will be entitled in exchange for goods or services that will be transferred. Contracts executed with clients with long history of default, and that, for several reasons, have not had their energy supply discontinued, shall no longer have revenue booked. Transmission concession contracts were considered to be contractual assets and recorded in accordance with CPC 47/IFRS 15.

Revenue related to Energy Transmission Assets

Prior to the adoption of CPC 47/IFRS 15, the Company accounted for operating and maintenance revenue, construction revenue, and adjustment of the rate of return of transmission as separate items, and allocated the consideration (the Annual Income Allowed – RAP) for each revenue modality using the best of its knowledge at the time.

In accordance with CPC 47/IFRS 15, the Company assessed that there were two performance obligations in the electricity transmission concession contracts, namely, the construction of the necessary infrastructure for the transmission lines and the operation and maintenance of its availability.

Prior to the adoption of CPC 47/IFRS 15, the Company recognized financial transmission assets according to ICPC 01/IFRIC 12, even if the receipt of the total consideration was conditional on the performance of the services required to maintain the availability of the transmission grids.

According to CPC 47/IFRS 15, any consideration whose performance obligation has been executed and transferred to the client, but which is not yet due, should be recognized as a contract asset. Therefore, after the adoption of CPC 47/IFRS 15, the Company derecognized its transmission financial assets and new contract assets were recognized in the amounts of BRL 1,598,460 under current assets and BRL 12,513,811 under noncurrent assets. The difference between such balances was recorded in retained earnings amounting to BRL 2,485,587, on January 1, 2018.

A contract asset is the right to consideration in exchange for goods or services transferred to the customer. If the Group performs its activities transferring goods or services to the customer before it pays the consideration or before payment is due, a contract asset is recognized for the consideration that is unconditional.

Revenue from the Program of Incentive to Alternative Sources of Electric energy (PROINFA)

Among other aspects, CPC 47/IFRS 15 establishes guidelines which are different from CPC 30/IAS 18 for situations where the entity should consider whether it acts as principal or agent, i.e. when other parties are involved in the supply of goods or services to the customer of an entity, in which it should necessarily check if its performance obligation (the contract) is to directly provide the good or service (principal) or arrange for another party to provide the good or service (agent).

In the relationship established between Eletrobras and PROINFA’s agents/suppliers, the Company concludes that the suppliers have control of the energy they generate or have the capacity to generate and directly transfer energy control to consumers without any significant interference of Eletrobras. Therefore, in this case, Eletrobras is not in a position to determine or interrupt the power supply, unless the supplier does not meet the accreditation conditions established by the regulation that created PROINFA. In this sense, based on the requirements included under CPC 47/IFRS 15, the Company concluded that it acts as an agent, as it does manage to control the goods or services which are subsequently sold to the consumer, as shown above, thus changing the Eletrobras’ role, considering the conceptual changes in the “risks and benefits” model of the CPC30/IAS 18 standard, mainly for the disregard of credit risk and the lower emphasis on Eletrobras’ responsibility for accepting the generated energy source and qualification of the supplier accredited by it, as of January 1, 2018, the revenues, financial costs and revenues from said operations are being stated net under in the same account in the income statement.

In accordance with the transitional provisions of CPC 47/IFRS 15, the Company adopted the pronouncement retrospectively with recognition of the effects of the initial application on retained earnings.

The table below sums up the impacts, net of taxes, of the application of CPC 47/IFRS 15 and CPC 48/IFRS 9 on the accrued profits on January 1, 2018:

New standards without material effects on the consolidated financial statements.

In the current year, the Company applied a number of changes and new interpretations to IFRS’s and CPC’s issued by IASB and CPC, respectively, which became mandatory in the year starting January 1, 2018. These changes and annual improvements have not had material effects on the consolidated financial statements and are described below:

Revision IFRS 10/CPC 36 (R3) - Consolidated Statements and IAS 28/CPC 18 (R2) - Investments in Affiliate, Subsidiary and jointly Controlled Enterprise

Clarifies that in a transaction between investors and associates or joint venture, the recognition of the gain or loss is dependent on the assets sold or contributed constitutes a business. The IASB update is only to make it clear that this choice should be made separately, for each associate or joint ventures at fair value, through the result. Applicable for annual periods starting on or after January 1, 2018:

Changes of ICPC 21/IFRIC 22 – Transaction in Foreign Currency and Advance

This interpretation assists in determining the transaction date when it occurs in foreign currency. Addressing how the "transaction date" should be defined in order to determine the exchange rate at the initial recognition of an asset, expense or income when the consideration of that item has been paid or received in advance in foreign currency, resulting in the recording of assets or non-monetary liabilities. Applicable for annual periods starting on or after January 1, 2018:

 New Still Not Effective Standards and Interpretations

a)    IFRS 16/CPC 06 - Leases

CPC 06(R2)/IFRS 16 replaces existing leasing standards, including CPC 06 (R1)/IAS 17 Leasing Operations and ICPC 3 (which covers IFRIC 4, SIC 15 and SIC 27) - Complementary Aspects of Leasing Operations. The new abovementioned standard distinguishes between lease contracts and service contracts when an identified asset is controlled by a customer.

The CPC 06(R2)/IFRS 16 introduces a single model for the accounting of leases in the balance sheet for lessees. A lessee recognizes a right of use asset that represents his right to use the leased asset and a lease liability that represents his obligation to make lease payments. The lessor's accounting remains similar to the current standard, that is, the lessors continue to classify the leases as financial or operating.

The Company, by means of its subsidiaries, stands as a lessee, and currently recognizes a line operating lease expense over the lease term, and recognizes assets and liabilities to the extent that there was a time difference between actual lease payments and recognized expenses.

The Company will recognize, as from the adoption of the new standard, new assets related to the right to use of lease assets and liabilities for its operating leases. The nature of the expenses connected to such leases will change because the Company will recognize the right-of-use asset depreciation expense or cost and interest expense on lease obligations, at a total amount different from that currently stated under the rent expense account, impacting the gross income, the operating income before financial income, the net income for the year, and other subtotals in the income statement.

The Company is currently in the process of implementing this standard and assessing the impact that the initial application of CPC 06 (R2)/IFRS 16 will have on the individual and consolidated financial statements. The Company is surveying the leasing contracts, ascertaining whether it holds the unconditional right to obtain substantially all the economic benefits of using the assets, and analyzing the applicable discount rates for the asset groups identified. To date, the Company has identified approximately 318 leasing contracts that are mostly related to leases of real estate for administrative use, vehicles and some office equipment.

Transition

As a lessee, the Company may apply a transition regime to adopt the standard using one: (i) retrospective approach; or (ii) modified retrospective approach with optional practical dossiers.

The Company intends to apply CPC 06 (R2) / IFRS 16 initially on January 1, 2019, using the modified retrospective approach, initially applying the effects of the initial adoption of the standard as adjustments to the opening balance of retained earnings without restatement of the information comparatives.

The Company intends to apply the practical strategy that allows non-application of the new CPC 06 (R2)/IFRS 16 standard for contracts that were not previously classified as leasing according to the former standard CPC 06(R1)/IAS 17. For lease contracts previously classified as operating leases (in accordance with the previous standard - CPC 06(R1)/IAS 17), assets and liabilities will be recognized at the date of initial application in accordance with CPC 06 (R2)/IFRS 16, considering:

The liability measured at the present value of the remaining lease payments discounted using the incremental loan rate of the lessee, considering a transaction of value, term, guarantees and other similar characteristics and;

The asset measured at the amount equivalent to the lease liability adjusted by the amount of any prepaid or accumulated lease payments related to that lease that was recognized in the balance sheet immediately before the date of the initial application

The Company also intends to apply exemptions for short-term leases, leases for which the lease term ends within 12 months of the initial application date, and for items whose underlying asset is of low value, including small office furniture items, telephones and computers.

Additionally, the Company intends to adopt a single discount rate on the lease portfolio with fairly similar characteristics (such as leases with a similar remaining lease term for a similar class of underlying asset in a similar economic environment).

Leases previously classified as finance leases

As the Company opted for the transition to this standard using the modified retrospective approach, for leases previously classified as finance leases, the Company will continue to record the right to use asset and the lease liability at the amount currently recorded and disclosed in the note.

ICPC 22 - Incerteza sobre Tratamento de Tributos sobre o Lucro (IFRIC 23 - Uncertainty over Income Tax Treatments)

This Interpretation clarifies how to apply the recognition and measurement requirements of CPC 32 when there is uncertainty about treatments of income tax on profit. The Interpretation makes it necessary that the Company: (1) ascertain whether uncertain fiscal positions are assessed separately or as a group; and (2) assess whether it is likely that the tax authority will accept the use of uncertain tax treatment, or proposed use by the Company. If so, the entity should determine its tax and accounting position in line with the tax treatment used or to be used in its income tax returns. If not, the Company should reflect the effect of the uncertainty in ascertaining its tax and accounting position. The Company is evaluating the impacts of adopting such new standard, considering that it will adopt the modified retrospective method in the event of its adoption.

Financial year ending as of December 31, 2017

The International Accounting Standards Board (IASB) has published or amended the following accounting pronouncements, guidelines or interpretations, which should be adopted in subsequent periods (the company will not adopt in advance):

IFRS 9/CPC 48 - Financial Instruments

IFRS 9/CPC 48 addresses the rating, measurement and recording of financial assets and financial liabilities.  The main changes that this statement brings are:

i.          New criteria for rating of financial assets;

ii.         New model of impairment for financial assets, based on expected losses, replacing the current model of losses incurred; and

iii.        Change of the requirements for adoption of hedge accounting.

•          Financial assets

IFRS 9/CPC 48 has a new approach to classifying and measuring financial assets that reflect the business model in which assets are managed and their cash flow characteristics.

Instruments maintained according to a business model whose purpose is to receive contractual cash flows and which have such flows referring exclusively to payments of principal and interests generally measured at amortized cost.

Those that are maintained within a business model whose objective is achieved both by receiving contractual cash flows and by the sale of financial assets and having contractual terms that establish only of payments of principal and interest on the remaining principal, are generally measured at "fair value recognized through other comprehensive income" (FVTOCI).

All other debt instruments and investments in equity securities are measured at fair value at the end of subsequent accounting periods.

The Company is evaluating and documenting the business models for its financial assets, disclosed in note 46. Based on its preliminary assessment, the Company does not consider that the new rating requirements will have a significant impact on the accounting of its financial assets.

Financial assets coming for Concession Agreement:

According to ICPC 01, utility infrastructures are not recognized by the utility as property, plant and equipment, since it is considered that the operator does not control such assets, being recognized according to one between the two (intangible assets and/or financial assets), the accounting models, depending on the type of commitment of the remuneration of the operator assumed by the granting authority under the contract.

In the Company’s transmission segment, the Company considers that it is not exposed to demand risks and that revenue is derived based on the availability of the transmission line, and therefore, all infrastructure was recorded as a financial asset.

For all Company’s segments, the financial asset also includes the indemnification that will be made based on the portions of the investments connected to reversible assets, not yet amortized or depreciated, that have been realized with the objective of guaranteeing the continuity and current of the service granted.

In accordance with IFRS 9/CPC 48, the Company evaluated that the financial asset derived from the unconditional right to receive cash during the asset’s operation, currently classified as loans and receivables, will continue to be measured at amortized cost.

The company is evaluating changes in the measurement of the portion of the financial asset that will be realized through indemnification to fair value through profit or loss. No material impacts are expected from this change.

•          Impairment - Financial Assets

In relation to impairment of financial assets, IFRS 9/CPC 48 requires the expected loss model of financial assets, unlike the loss model incurred in IAS 39/CPC 38. The expected loss model requires the company to record the expectation of losses on financial assets from its initial recognition. In other words, it is no longer necessary for the event to occur before the credit loss is recognized.

The new expected loss model will be applied to financial assets measured at amortized cost or to FVTOCI, with the exception of investments in equity instruments.

In accordance with IFRS 9/CPC 48, provisions for expected losses will be measured on one of the following bases:

- Credit losses expected for 12 months, that is, credit losses that result from possible delinquency events within 12 months after the base date; and

- Expected long-term credit losses, that is, credit losses that result from all possible delinquency events over the expected life of a financial instrument. This is one of the models to be followed in the case of financial instruments that do not contain a significant financing component, such as the Company's financial assets.

The Company expects that the application of the expected credit loss model contained in IFRS 9/CPC 48 will result in early recognition of certain credit losses, as well as requiring the Company to review its current provisioning policies. However, until now, the Company has not yet completed the measurement of the possible impact of this change.

•          Financial liabilities

The Company does not expect to designate financial liabilities as fair value through income. Therefore, material impacts connected to the rating of financial liabilities are not expected when adopting IFRS 9/CPC 48.

• Hedge accounting

The new general requirements for Hedge accounting maintained the three types of accounting mechanisms present in IAS 39/CPC 38 (cash flow hedge, fair value hedge and net investment hedge abroad). IFRS 9/CPC48 provides greater relaxation for which types of transactions are eligible for hedge accounting, especially by expanding on the types of instruments that qualify as a hedging instrument and the types of risk components of non-financial items eligible for hedge accounting. hedge Additionally, the effectiveness test was reviewed, no longer requiring retrospective evaluation, and replaced by the principle of "economic relationship", as well as eliminating the need to evaluate an effectiveness in the range of 80% to 125%. Also, improvements were made to disclosure requirements of the Company's risk management.

The Company does not expect material impacts on the transactions currently referred to as hedge accounting, disclosed in a note to the financial statements of 2017, as the Company intends to maintain the current hedge accounting policy, as allowed by IFRS 9/CPC 48.

• Disclosures

IFRS 9 requires new disclosures, notably expected credit risk and credit losses, hedge accounting and measurement of financial assets and liabilities. The Company is conducting an analysis to identify possible changes in the current processes as a result of these new standards and will work on the implementation of changes in its systems and controls to meet them in the financial statements as of the period of its adoption.

            • Transition

The Company will adopt the exemption that allows not to restate comparative information from prior periods arising from changes in the rating and measurement of financial instruments (including expected credit losses).

The differences in the accounting balances of financial assets and liabilities resulting from the adoption of IFRS 9/CPC 48 will be recognized in shareholders' equity on January 1, 2018.

IFRS 15/CPC 47 - Revenues from contracts with customers

IFRS 15/CPC 47 will replace current revenue recognition guidance in IAS 18/CPC 30 (R1) - Revenue, IAS 11/CPC 17 (R1) - Construction Contracts and related interpretations when it becomes effective.

The fundamental principles of IFRS 15/CPC 47 are that an entity should recognize revenue to represent the transfer or promise of goods or services to customers in the amount that reflects its consideration of what amount it expects to be able to exchange for those goods or services. Specifically, the standard introduces a 5 step model for recipe recognition:

1. Identify the contract (s) with the customer.

2. Identify the performance obligations defined in the contract.

3. Determine the price of the transaction.

4. Allocate the price of the transaction to the performance obligations provided in the contract.

5. Recognize revenue when (or as) the entity meets each performance obligation.

Under IFRS 15/CPC 47, the entity recognizes revenue when the "control" of the goods or services of a given transaction is transferred to the customer.

The Company earns revenues mainly from the following sources:

a) Supply and provision of electric energy (generation and distribution)

The Company recognizes revenue at the fair value of the consideration receivable at the time the supplied energy is provided, by multiplying the billed consumption measured by the current tariff, in addition to recognizing the unbilled revenue through an estimate, corresponding to the energy consumption measured on the date of the last reading and the end of the period of the financial statements.

In accordance with IFRS 15/CPC 47, the Company may only account for the effects of a contract with a customer when it is probable that it will receive the consideration to which it will be entitled. In assessing whether the possibility of receiving the consideration is probable, consideration should be given only to the capacity and intention of the client to pay this amount. Thus, contracts entered into with clients that have a long history of default and that for various reasons are not with the power supply suspended, may not have their respective revenues recognized at the time of billing (since the receipt of the counterpart is not probable) and yes at the moment of actual receipt. The Company is evaluating if any of its clients are in this situation and expects that any impacts, if any, will not be relevant to the consolidated financial statements.

Regarding the supply revenue of the distribution segment, ANEEL evaluates the quality of service offered to consumers.  The quality of services provided includes the evaluation of the duration and frequency of interruptions in the supply of electricity. Of particular importance in the service quality aspect are the collective continuity indicators, DEC and FEC, and the individual continuity indicators DIC, FIC and DMIC. Once the individual indicators have not been met, the Company is obligated to reimburse customers, through a discount on the monthly energy consumption bill. These penalties are currently accounted for as operating expense. Accordingly, the Company will reclassify the amounts reimbursed for noncompliance with the individual indicators for its supply revenues about BRL 15.5 million, based on values of 2017, reducing the net amounts of revenues disclosed in the financial statements, due to their nature of discount. As for the collective indicators, because they have a fine nature to be collected by the Company, these will continue to be treated as an operating expense.

b) Sale of Energy Trading Chamber – CCEE

The Company recognizes revenue at the fair value of the consideration receivable at the time the surplus energy is traded within the scope of CCEE. The consideration corresponds to the multiplication of the amount of energy sold to the system by the Settlement Price of Differences (PLD). Based on its assessment, the Company does not expect the application of IFRS 15/CPC 47 to have an impact on this income in its financial statements.

c) Revenue for the availability of the power grid

This revenue is made up by the service of distribution of the distribution network and remunerates the Company for the provision of the service to the final consumer, which comprises captive and free consumers, based on the collection of a tariff approved by ANEEL. Based on its assessment, the Company does not expect the application of IFRS 15/CPC 47 to have an impact on this category of income in its financial statements.

d) Amounts receivable from installment A and other financial items

Corresponds to changes in costs connected to energy purchase and regulatory charges, occurring in the period between tariff readjustments and/or periodic revisions, in order to allow greater neutrality in the transfer of these variations to tariffs. Based on its assessment, the Company does not expect the application of IFRS 15/CPC 47 to have a significant impact on this income in its financial statements.

e) Revenue from construction of concession infrastructure

This revenue is booked by investments in infrastructure, with the purpose of maintaining the operation until the end of the concession contract. The Company is remunerated primarily for the improvement of the infrastructure to provide electricity transmission and distribution services. The construction margin adopted is equal to zero, since all construction revenue is related to the construction of infrastructure, so that in the exploitation of this infrastructure, the revenues from the core business are obtained. Based on its assessment, the Company does not expect the application of IFRS 15/CPC 47 to have a significant impact on these revenues in its financial statements.

f) Revenue from Operation and Maintenance

Corresponds to a percentage of annual revenues allowed - RAP, which is monthly informed by the ONS and intended for the remuneration of the operation and maintenance services, in order to avoid the interruption of the availability of the facilities. The Company recognizes revenue at the fair value of the consideration receivable at the time RAP's billing is informed. Based on its assessment, the Company does not expect the application of IFRS 15/CPC 47 to have a significant impact on these revenues in its financial statements.

g) Other Revenues

The Company has other sources of revenue from activities connected to the public service concession, which may be inherent to its segments or revenues from ancillary activities, as described in note 39. Based on its assessment, the Company does not expect the application of IFRS 15/CPC 47 to have a significant impact on these revenues in its financial statements.

            • Transition

The Company will adopt IFRS 15/CPC 47 using the cumulative effect method, with initial application of the standard at the initial date (i.e., January 1, 2018). As a result, the Company will not apply the requirements of IFRS 15/CPC 47 to the comparative period presented.

IFRS 16/CPC 06 - Leases

IFRS 16 replaces existing leasing standards, including CPC 06 (IAS 17) Leasing Operations and ICPC 03 (IFRIC 4, SIC 15 and SIC 27) Complementary Aspects of Leasing Operations. The abovementioned standard distinguishes between lease contracts and service contracts when an identified asset is controlled by a customer.

It introduces a single model for the accounting of leases in the balance sheet for tenants. A lessee recognizes a right of use asset that represents his right to use the leased asset and a lease liability that represents his obligation to make lease payments. Optional exemptions are available for short-term leases and low value items. The lessor's accounting remains similar to the current standard, that is, the lessors continue to classify the leases as financial or operating.

The Company has contracts that would fall within the scope of this new standard and the analysis of the impacts of the adoption of this pronouncement regarding the transition to the recognition of the right to use the assets in exchange for an obligation has not yet been completed due to the complexity of the new and the number of contracts that could fall within the scope of this standard. Accordingly, it was not possible to estimate the impacts on the Company's consolidated financial statements.

            • Transition

As a lessee, the Company may apply the standard using one: (i) retrospective approach; or (ii) modified retrospective approach with optional practical dossiers.

The Company intends to apply IFRS 16 initially on January 1, 2019, using the second approach. Therefore, the lessee may choose, for each lease, a series of practical expedients will be applied in the transition. Eletrobras is evaluating the potential impact of these files.

•          Review of IFRS 10/CPC 36 (R3) and IAS 28/CPC 18 (R2)

Clarifies that in a transaction between investors and associates or joint venture, the recognition of the gain or loss is dependent on the assets sold or contributed constitutes a business. The IASB update is only to make it clear that this choice should be made separately, for each associate or joint ventures at fair value, through the result. Applicable for annual periods starting on or after January 1, 2018:

•          Changes to IFRS 2

Clarifies that the effects of vesting conditions on the measurement of a stock-based payment transaction settled in cash; the rating of a stock-based payment transaction with settlement characteristics by the net amount for tax withholding tax obligations; and accounting treatment when a change in the terms and conditions of an equity-based payment transaction changes its cash settlement rating for share liquidation. Applicable for annual periods starting on or after January 1, 2018:

•          Changes to IAS 40/CPC 28

Clarifies the requirements regarding transfers of or investment properties, reflecting situations in which a sale or contribution of assets occurs between an investor and its affiliate or joint venture. Applicable for annual periods beginning on or after July 1, 2018.

•          Changes to ICPC 01/IFRIC 22

This interpretation assists in determining the transaction date when it occurs in foreign currency. Addressing how the "transaction date" should be defined in order to determine the exchange rate at the initial recognition of an asset, expense or income when the consideration of that item has been paid or received in advance in foreign currency, resulting in the recording of assets or non-monetary liabilities. Applicable for annual periods starting on or after January 1, 2018:

•          Changes to IFRIC 23

This interpretation comprehends the ascertainment of taxable profit (tax loss), tax bases, tax loss and tax liabilities not used, as well as rates, connected to the tax treatment in accordance with IAS 12 – Income Taxes. It specifically considers: (i) whether tax treatment should be considered collectively; (ii) the assumption that the tax authorities have the right to examine any amount reported; (iii) ascertainment of taxable profit (tax loss), tax bases, tax losses and unused tax credits and taxes; and (iv) effect of changes in facts and circumstances. Applicable for annual periods beginning on or after January 1, 2019.

•          Changes to IFRS 1 and IAS 28

Cycle of annual improvements for IFRS 2014-2016. Applicable for annual periods starting on or after January 1, 2018:

b) significant effects of changes in accounting practices

The Company applied the standards (a) CPC 48/IFRS 9 - Financial Instruments and (b) CPC 47/IFRS 15 - Revenue from Contracts with Customers, on January 1, 2018, and did not extend the application to the requirements under the standard for the comparative period in question, because the Company adopted practical measures established in such standards concerning the non-restatement of comparative information.

The table below sums up the impacts, net of taxes, of the application of CPC 47/IFRS 15 and CPC 48/IFRS 9 on the accrued profits on January 1, 2018:

c) caveats and emphasis present in auditor's report

Financial year ending as of December 31, 2019:

Emphasis

As mentioned in Note 15.8 to the individual and consolidated financial statements, the subsidiary Amazonas Geração e Transmissão de Energia S.A. presents continuous losses in its operations, liabilities overdraft and excess liabilities over current assets. The subsidiary Eletrobras Termonuclear S.A. (Eletronuclear) and the jointly-controlled investees Madeira Energia S.A., Norte Energia S.A., ESBR Participações S.A., and Teles Pires Participações S.A. present excess liabilities over current assets December 31, 2019. The circumstances of the subsidiaries and joint ventures demonstrate the need to maintain financial support by third parties, the Company and/or other shareholders. Our opinion is not qualified due to this matter."

Amazonas GT is an Eletrobras System Company, whose shares were transferred in 2020 from the Holding Company to Eletronorte as part of a process to optimize the Company's corporate structure.

In the case of Eletronuclear, another subsidiary of the Eletrobras System, its recovery depends on the decision on the Angra Plant3, which, as disclosed by the company, is in the final study phase to define the corporate structuring model.

In relation to the Special Purpose Companies in which the company has an equity interest, Eletrobras monitors their performance and seeks, through its minority interest in said projects, to improve their performance together with the other partners.

Financial year ending as of December 31, 2018:

Emphasis

As referred to in Notes 14 and 33 to the individual and consolidated financial statements, the subsidiary Amazonas Geração e Transmissão de Energia S.A. posts continuous losses in its operations, unsecured liabilities, and negative working capital, the subsidiary Eletrobras Termonuclear SA (Eletronuclear) records negative working capital, and the jointly controlled investees Madeira Energia S.A., Norte Energia S.A., ESBR Participações S.A., and Teles Pires Participações S.A. have material negative working capital as of December 31, 2018.

As described in Notes 1 and 46 to the individual and consolidated financial statements, the subsidiary Amazonas Distribuidora had its privatization auction held on December 10, 2018. The Company expects the actual sale of this distributor to be concluded with the execution of the share purchase and sale agreement, according to the schedule established in the privatization auction.

The operating continuation of the subsidiaries and jointly controlled companies referred to above depend on the maintenance of the financial support by third party, the Company and/or the other shareholders and/or the accomplishment of the process of return to private sector referred to above. Our opinion is not limited to these matters.

The Company maintains investments in the controlled companies and SPEs referred to in the above emphasis, which have been investing significant amounts. These investments, according to the investees' estimates, should be absorbed by the future revenues generated by the projects. The values of some of these projects already have values of realizable assets adjusted by impairment provisions.

Financial year ending as of December 31, 2017:

Emphasis

Operating continuance of subsidiaries and affiliates

“As referred to in Explanatory Note 15 to the individual and consolidated statements, the generating subsidiaries Eletrobras Termonuclear SA (Eletronuclear), Companhia de Geração Térmica de Energia Elétrica (CGTEE) and Amazonas Geração e Transmissão de Energia S.A. posted continuous losses in their operations, negative working capital and/or deficiency, and the controlled investees jointly, including Madeira Energia S.A., Norte Energia S.A., and Teles Pires Participações S.A., posted a relevant negative working capital on December 31, 2017.

As described in Note 2 to the individual and consolidated financial statements, by decision of the 170th Eletrobras Special Shareholders' Meeting (EGM) on February 8, 2018, the sale of the shares held by Eletrobras of the energy distributors Companhia Energética do Piauí (CEPISA) was approved; Companhia Energética de Alagoas - CEAL; Companhia de Eletricidade do Acre - ELETROACRE; Centrais Elétricas de Rondônia S.A - CERON; Boa Vista Energia S.A; and Amazonas Distribuidora de Energia SA - AmD, in a privatization auction associated with the granting of a new concession by the Granting Authority, including the assumption of debts of these subsidiaries and/or the conversion of debts into a capital increase by Eletrobras until July 31, 2018 , as well as the fulfillment of certain previous conditions in relation to CEAL and AmD. The 170th. AGE further resolved to dissolve and liquidate the respective Distributor(s) in the case of noncompliance with the requirements for privatization until the term established by the said AGE, which should also occur according to the 169th. Eletrobras AGE, if it is not guaranteed by ANEEL and/or by the Granting Authority, the right to provide distribution services, on a temporary basis, until the effective transfer of controlling interest limited to July 31, 2018, for an appropriate compensation.

The operating continuation of the subsidiaries and affiliates referred to above depends on the maintenance of the financial support by third party, the Company and/or the other shareholders and/or the success of the auction of return to private sector. Our opinion is not limited to these matters.”

The Independent Auditor's Opinion contains no caveat in relation to this matter.

As referred to in the Financial Statements of the accounting year ending on December 31, 2017, the generating subsidiaries Eletrobras Termonuclear SA (Eletronuclear), Companhia de Geração Térmica de Energia Elétrica (CGTEE) and Amazonas Geração e Transmissão de Energia S.A. posted continuous losses in their operations, negative working capital and/or deficiency.

The operational continuity of the said companies depends on the maintenance of financial support by third parties, the Company and other shareholders.

Regarding the Distribution Companies, it should be noted that, on February 8, 2018, the 170th Special Shareholders’ Meeting (“170th AGE”) approved the sale of the subsidiaries of shares owned by Eletrobras of the energy distribution companies Companhia Energética do Piauí - CEPISA; Companhia Energética de Alagoas - CEAL; Companhia de Eletricidade do Acre - ELETROACRE; Centrais Elétricas de Rondônia S.A - CERON; Boa Vista Energia S.A; and Amazonas Distribuidora de Energia S.A. - Amazonas Energia, in which they were classified as Assets Held for Sale, except for CEAL and Amazonas Energia, which were classified as discontinued operations.

If the aforementioned distribution companies’ auction is not carried out within the period established at the 169th Special Shareholders' Meeting (“169th AGE”), on July 31, 2018, they will be settled, as approved in the meeting.

For Distributors classified as Assets held for sale, we understand that their continuity is related to the success or failure of the privatization auctions to be performed by the Company. Eletrobras is making every effort to maintain the schedule and carry out the activities necessary to accomplish their sale.

The Distribution Companies classified as discontinued operations, present their sale connected to the requirements, the return to private sector of Amazonas Energia and the execution and judicial approval of an agreement regarding the payment of salary differences arising from CEAL’s Bresser Plan, as well as to the success or failure of the auctions of to be performed by the Company. Eletrobras is making every effort to maintain the schedule and carry out the activities necessary to accomplish their sale.

10.5 – The officers are expected to appoint and comment on critical accounting policies adopted by the issuer, exploring, in particular, accounting estimates made by the administration on matters of uncertainty relevant to the description of the financial situation and results, such estimates which require subjective or complex judgments, such as in the case of: provisions, contingencies, revenue recognition, tax credits, long-term assets, useful life of noncurrent assets, pension plans, adjustments for foreign currency conversion, environmental recovery costs, criteria for impairment testing of assets and financial instruments

In applying the accounting policies, the Company’s Management must make judgments and prepare estimates regarding the accounting values of revenues, expenses, assets and liabilities, as well as the disclosures in the notes to the financial statements.

In applying the accounting policies, the Company’s Management must make judgments and prepare estimates regarding the accounting values of revenues, expenses, assets and liabilities, as well as the disclosures in the notes to the financial statements. The estimates and respective premises are based on historical experience and other factors considered relevant. The estimates and underlying premises are continuously revised. The effects resulting from the revisions of the accounting estimates are recognized in the period in which they are revised, if the revision only affects the current period, or also in subsequent periods, if the revision affects current and future periods.

Even if these estimates and premises are permanently monitored and revised by the Company's Management and its subsidiaries, their effect on the accounting value of incomes, expenses, assets and liabilities is inherently uncertain, since they stem from the use of judgment. As a consequence, the Company may undergo effects due to the inaccuracy in said estimates and judgments that are substantial in future periods, which may have a material adverse effect on its financial condition, on the results of its activities and/or on its cash flows.

Below are found the main assumptions for the accounting estimates assessed as most critical by the Administration of the Company and of its subsidiaries, with respect to the future and other primary sources of uncertainty used that could lead to significant adjustments in the book values of assets and liabilities in future periods:

•        Deferred Fiscal Assets and Liabilities

Estimates for future taxable earnings (the basis for analysis of realization of net deferred tax assets) are based on the annual budgets and the strategic plan, both which are periodically reviewed, and on the history of profitability. However, future taxable earnings may be greater or less than the estimated used by the Administration when determining whether or not there is a need to record the amount of the deferred tax asset (Note 11).

•        Provision for Impairment of Long-lived Assets

The Company's management considers assumptions and technical data for the preparation of the asset recovery determination test. In this practice, premises are applied, based on the historical experience in the management of the asset, set of assets or cash generating unit, and valuation practices commonly used in the market. Such assumptions may, eventually, not occur in the future, including regarding the estimated economic useful life. Currently, the useful life adopted by the Company is in accordance with the practices determined by ANEEL, applicable to the assets linked to the concession of the public electricity service, which may vary as a result of the periodic analysis of the economic useful life of assets, in force.

Several uncertain events also make up the assumptions used by the Company, including: future tariffs for the purchase and sale of electricity; date of entry into operation of projects under construction; the growth rate of economic activity in the country; and availability of water resources; in addition to those inherent to the end of the public electricity service concession terms, especially regarding the amount of its reversal at the end of the concession term. At this point, the premise that the indemnity is contractually provided for was adopted.

•        Provision for Asset Demobilization

The Company recognizes a provision for obligations with the deactivation of assets connected to its thermonuclear plants. In order to determine the value of the provision, assumptions and estimates are made in relation to the discount rates, the estimated cost for the deactivation and removal of the entire plant from the site and the expected time of said costs (Note 31). The estimate of the costs is based on the legal, regulatory and environmental requirements for the decommissioning and removal of the entire plant, as well as the prices of products and services to be used at the end of useful life.

•        Actuarial Obligations

The recorded actuarial obligations are determined using actuarial calculations prepared by independent actuaries based on the expected life of the participant, average age of retirement, and inflation. Nevertheless, the actual future results of the benefits could be different from current results and those recorded in the books (Note 29).

•        Provision for Labor, Tax and Civil Risks – ICMS

Provisions for labor, tax and civil risks, when there are present obligations (legal or presumed) resulting from past events, whose settlement is probable and that it is possible to estimate the amounts reliably, based on the evaluation of the Administration and the internal legal counsel of the Company. The provisioned amounts are recorded based on the cost estimates of the outcomes of said contingencies. Contingent risks with possible expectation of loss are disclosed by Management, and no provision is recorded. This assessment is supported by the judgment of the Administration, together with its legal advisors, considering the jurisprudence, the initial and superior court rulings delivered, the history of any agreements and decisions, the experience of the Administration and its legal advisors, as well as other applicable aspects. (Note 30).

•        Allowance for Doubtful Accounts - ADA

The Company adopted the simplified approach and calculates the expected loss, based on the expectation of default risk that occurs over the useful life of the financial instrument in accordance with IFRS 9, which established a calculation matrix based on the expected loss rates from clients.

We consider a financial asset in default when: (i) it is unlikely that the creditor will fully pay its credit obligations to us without resorting to actions such as collateral (if any); or (ii) the financial asset has expired in accordance with our current rules.

•        Assessment of Financial Instruments

The Management of the Company uses valuation techniques which include information that is not based on observable market data to estimate the fair value of certain kinds of financial instruments, such as future expected contractual flows, terms for receipts of said flows and discount rates. Note 42 presents information on the main assumptions used in determining the fair value of financial instruments, as well as the sensitivity analysis of these assumptions. The Administration of the Company and its subsidiaries believes that the valuation techniques selected and the assumptions used are adequate to determining the fair value of financial instruments.

•        Onerous contracts

The Company and its subsidiaries use assumptions relating to the economic costs and benefits of each contract to determine whether or not any onerous contracts exist. In the case of long-term commitments for purchase and sale of energy, one the estimates which were critical to determining the provisioned amount for future sale under the contract is the average historic Settlement Price for Differences (PLD) approved by the Administration of the Company as an assumption to calculate the provision for onerous contracts, solely for accounting purposes, as well as the discount rate used for cash flows. The actual values of the LDP and/or elements considered within the discount rate over the years may be higher or lower than the assumptions used by the Company. In addition to this, the Company may also have onerous contracts in concessions where the current expected cost for operations and maintenance is not fully covered by revenue (Note 33).

•        Assessment of the Contractual Transmission Assets

The Company’s Management used the following key assumptions to evaluate the contractual assets of transmission: (i) the date of renewal of the concession as an initial measure of the renewed concession agreements; (ii) date of execution of the agreement as the best estimate of the start date of the operation for the new concession agreements; (iii) RAP established in the concession agreement as the basis for reckoning the concession’s cash flow; (iv) the expected amount of investments and costs to be made in the concession as a basis for the attribution of construction and O&M margins; (v) start date of the operation, as established in the concession agreements; (vi) The depreciation rate considered in the control of the concession contract as the best estimate for calculating compensation at the end of the concession term; (vii) compatible market interest rate, similar to NTN-B, as the deemed discount rate that reflects credit risk of the corresponding entry; (viii) revenue from construction calculated according to the concession agreement and reference investment; and (ix) construction cost, as incurred. Our best estimates are based on all information available at the time of record. However, actual values and circumstances may be different and these estimates may be updated as new information becomes available.

•        Measurement of financial instruments for transmission assets of RBSE – Fair Value

The Company's management measured the portion of RBSE assets with the main assumptions: (i) estimate of the financial flow of the Permitted Annual Revenue (RAP) with the criteria established in Ordinance MME 120 and in ANEEL calculations; (ii) initial receipt period of 8 years, as established by ANEEL; (iii) segregation of the “ke” remuneration portion considering an additional period of 12 months in the cash flow due to the non-inclusion of this component in the current tariff cycle; and (iv) discount rate based on the regulatory WACC rate (See note 17). The Company's best estimates are based on all information available at the time they were recorded. However, actual figures and circumstances may differ and these estimates may be updated as new information becomes available.

10.6 – Relevant items not shown in the financial statements

a) assets and liabilities held by the Company, directly or indirectly, which do not appear in its balance sheet (off-balance sheet items), such as: i) operating leases, assets and liabilities; ii) receivables over which the entity maintains risks and responsibilities, indicating the respective liabilities; iii) future contracts for purchase and sale of products or services; iv) contracts for unfinished construction; and v) contracts for future financing receipts.

All assets and liabilities held by Eletrobras are recorded in the balance sheet. Eletrobras does not maintain any operation, contract, obligation, or other types of commitments in companies whose financial statements are not consolidated with its or other operations capable of generating a material effect, present or future, on its results or on its equity or financial situation, revenue or expenses, liquidity, investments, cash on hand, or any others not recorded in its financial statements. Therefore, there are no assets or liabilities held by Eletrobras that do not appear on the balance sheet.

b) Other items not shown in the financial statements

There are no other relevant items not shown in the consolidated financial statements of Eletrobras.

10.7 – Comments about other items not shown in the financial statements

Not applicable, given that there are no other relevant items not evidenced in the consolidated financial statements of Eletrobras.

a)        how such items alter or could alter revenue, expenses, operating results, and financial expenses, or other items from the financial statements of the issuer

Not applicable, given that there are no other relevant items not evidenced in the consolidated financial statements of Eletrobras.

b) nature and purpose of the operation

Not applicable, given that there are no other relevant items not evidenced in the consolidated financial statements of Eletrobras.

c)        nature and total amount of obligations assumed and rights generated in favor of the issuer as a result of the operation

Not applicable, given that there are no other relevant items not evidenced in the consolidated financial statements of Eletrobras.

10.8 - Business Plan

a) investments, including: i) quantitative and qualitative description of investments underway and planned investments; ii) sources of financing for investments; iii) relevant divestitures underway and planned divestitures.

Capital Investments

Investments in the Eletrobras System totaled BRL 3,328 million, which corresponds to 58.3% of the 2019 budget. Of this total, BRL 2,488 million were corporate expenses, and BRL 840 million were spent in partnerships, according to the following segments: BRL 2,049 million in Generation, BRL 1,068 million in Transmission, and BRL 211 million in others (Infrastructure and Environmental Quality). Compared to 2018, there is an increase of 34.5% in total corporate investment in the generation segment, in contrast to a decrease of 33.7% in the transmission segment. In investment in partnerships, there was a drop compared to 2018, in the total invested in generation and an increase in transmission.

The 2019 achievements are in accordance with the legal limit established by the Global Expenditure Plan and Ordinance M.E No. 563/2019 and Law No. 13,808 / 2019.

INVESTMENTS REALIZED

Investment (Corporate + Partnerships)	Budget 2019	2019%	Invested 2019	Invested 2018	Invested 2017
Generation	2,827	72%	2,049	2,214	2,512
Corporate Deployment	977	72%	703	593	759
Corporate Expansion	272	70%	190	84	3
Maintenance	925	53%	487	351	208
Expansion SPEs	654	102%	669	1,186	1,542
Transmission	2,516	42%	1,068	1,430	1,668
Implantação Corporativa	12	24%	3	18	44
Expansion and Reinforcements and Improvements	1,399	49%	691	1,042	729
Maintenance	735	28%	203	293	273
Expansion SPEs	369	46%	171	77	622
Distribution	-	-	-	756	865
Corporate Expansion	-	-	-	331	467
Maintenance	-	-	-	203	199
LPT (Dist) Corporate	-	-	-	222	199
Others(1)	362	58%	211	200	168
Total	5,705	58%	3,328	4,600	5,213

(1)   Others: Research, Infrasrtucture, Environmental Quality

Generation - We highlight the investment of R$ 650 million in the Angra III nuclear power plant, for the maintenance of essential activities necessary for the preservation of civil works, the equipment already installed on the construction site and the equipment stocked in Eletronuclear warehouses. On the other hand, electromechanical assembly contracts were canceled; suspension of civil works contracts, temporary suspension of contracts frustrating the performance by approximately 27%.

Another highlight is the completion of the overhaul of the Candiota thermoelectric plant, where R$ 216 million was released, corresponding to 72% of the total budgeted in the Business Plan for this plant. The Casa Nova wind farm, owned by the subsidiary Chesf, faced problems with vandalism and with suppliers, which ended up having a negative impact on the resumption of work, resulting in a realization of R$ 31 million in the period, 41% of the budget.

A further R$ 265 million was invested in hydroelectric plant (UHE) Sinop; R$ 138 million at SPE ESBR, responsible for UHE Jirau and R$ 126 million in the Pindaí Wind Complexes, which had 35 of the 55 wind turbines in operation. These partnership projects represented 80% of the investments made through SPEs in 2019.

Transmission – Investments in Expansion and Reinforcements and Improvements corresponded to 77% of Corporate Investment. The frustrations were mainly due to problems with obtaining environmental licenses, delays and the absence of authorizations from Aneel. With regard to SPEs, we highlight the investments of R$ 130 million in SPEs Mata de Santa Genebra and R$ 34 million in Transmissora Delmiro Gouveia, with the purchase, by Chesf, of 27.69% of the capital of this SPE, thus taking control of the company. Transnorte Energia, responsible for the Manaus-Boa Vista transmission line project, stopped investing R$ 329 million due to the non-resumption of works due to the absence of a license to install the project that is in negotiations between SPE, Funai and Ibama .

PDNG 2019-2023

Strategic Planning

Until the closing of this Report, the PDNG 2020-2024 is being analyzed by Management and when approved, the company will disclose a Relevant Fact.

With the mission of operating in the energy markets in an integrated, profitable and sustainable manner, Eletrobras wants to place itself in 2030 among the three largest global clean energy companies and among the ten largest in the world in electricity, with profitability comparable to the best in the world sector and recognized by all its stakeholders.

The Company is present in the main structuring projects in the country, actively participating in the expansion of the Brazilian electrical system with a fundamental role in the construction of the National Interconnected System, thus exercising the objectives of its creation.

In December 2018, Eletrobras' Board of Directors approved the Business and Management Master Plan for the period from 2019 to 2023 (PDNG 2019-2023), being an offshoot of the 2015-2030 Strategic Plan. The main initiatives were disclosed to the market through the Relevant Fact dated 12/27/2018. The process saw a significant evolution in the level of monitoring and diligence by the Company's governance bodies.

The main achievements of the PDNG 2019-2023, for each of the Strategic Guidelines are listed below, since the PDNG 2020-2024 is still under preparation.

Profitable Growth:

• Delivery of the Eletrobras privatization bill;

• Nuclear Thermal Power Plant (UTN) Angra 3 was included, in July 2019, in the Investment Partnership Program (PPI);

• Completion of scenario studies for decotization and Tucuruí HPP.

• Refinancing in 2020 of Bonds that would mature in 2021.

• Capital increase in the amount of R$ 7,467 million

Corporate Governance and Integrity

• Approval of the new risk management policy and risk map by all boards of the Holding and subsidiaries;

• Creation of the denunciation investigation unit;

• Elaboration of the Regulations of the Integrity Program - Compliance.

Operational Excellence

• Estimated savings of R$ 746 million / year, with 1,726 terminations in the Consensual Dismissal Plan.

• Defined the action plans for the 1st phase of the Zero Base Budget (OBZ);

• Approval of the merger of CGTEE and Eletrosul;

• Amazonas GT purchase and sale agreement scheduled for the 1st Quarter of 2020;

• Go Live (ERP) in all subsidiaries

Sustainable Performance

• Beginning of the Competitive Disposal Procedure No. 01/2019 of the remaining SPEs.

Valuing People

Implementation of the standardization of work safety criteria;

The following figure shows the results achieved, in 2019, of the main challenges of the Strategic Guidelines gathered in Challenge 22 - Sustainable Excellence:

b) purchase of plants, equipment, patents or other assets that should materially influence the productive capacity of the Company.

On 03/27/2019, Eletrobras promoted a capital increase in Chapada do Piauí I Holding, in the amount of BRL 6.8 million.

On 09/13/2019, Eletrobras subscribed 446,785 Units at the amount of BRL 4.6 million in order to maintain its shareholding in relation to the total Capital of AES Tietê Energia at 7.94%, given it carried out capital increase operation.

At SPEs Hermenegildo III, a capital increase in the amount of BRL 11.8 million was approved through the Shareholders' Meeting by payment of AFAC. Thus, Eletrobras’ interest, in the disbursement through AFAC, was BRL 11.8 million, corresponding to 11,833,949 common shares. After the capitalization of Hermenegildo III, Eletrobras’ shareholding was 167,921,409 common shares, equivalent to 99.99% of the Total Capital of Hermenegildo III.

Eletrobras participated in the capital increase in Chapada do Piauí II Holding, disbursing BRL 24.5 million. Eletrobras also disbursed BRL 19.6 million to Chapada do Piauí I Holding, due to its capital increase on 12/26/2019.

Throughout 2018, Eletrobras received 60 SPE’s through datio in solutum from the companies Furnas, Chesf, Eletronorte, and Eletrosul. Despite this number of SPEs, Eletrobras made capital disbursements to only two SPEs, namely: to SPE Hermenegildo III, proportional to its 99.99% shareholding, which totaled BRL 11.8 million; and to SPE Norte Energia, proportional to its 15% shareholding, which totaled BRL 140.7 million. Similarly, subsidiaries Chesf and Eletronorte made disbursements to SPE Norte Energia in the total amount of BRL 328.1 million, pursuant to their shareholdings.

On November 17, 2017, the subsidiary Eletrosul Centrais Elétricas SA ("Eletrosul") signed the Structure Agreement with the Shanghai Electric Group Co. Ltd. and CHINA-LAC Industrial Cooperation Investment Fund Co. Ltd, with the intervention of Eletrobras. The purpose of said agreement is the transfer of 100% (one hundred percent) of electric power transmission projects, object of the ANEEL concession contract No. 001/2015 (ANEEL Auction No. 004/2014 - Lot A), for Purpose Company Specific (SPE) to be created by Shanghai Electric, as well as the conditions for the constitution of future partnership in said SPE. Such transfer depends on the approval by the Brazilian regulatory agencies, according to applicable legislation.

In February 2017, the transfer of the controlling interest of Celg-D was effected.

Eletrobras subscribed for new shares in CTEEP (Companhia Transmissão Energia Elétrica Paulista) and AES Tietê Energia S.A., disbursing, respectively, BRL 81.5 million and BRL 12.2 million so as not to dilute its equity stake relative to the total capital stock of those companies, which is equal to 35.4% and 7.94% of the total capital stock of each, respectively.

In 2017, Eletrobras made capital disbursements in SPE Norte Energia, proportional to its shareholding of 15%, amounting to BRL 173.7 million. The subsidiaries of Chesf and Eletronorte made disbursements in the same SPE amounting to BRL 405.1 million, connected to their interests.

Eletrobras made capital disbursements in SPE Norte Energia, proportional to its shareholding of 15%, amounting to BRL 600 million in 2016. The subsidiaries of Chesf and Eletronorte made disbursements in the same SPE amounting to BRL 1,399.2 million, connected to their interests.

c) new products and services, indicating: i) description of ongoing research already disclosed; ii) total expenses made by the Company in research for development of new products or services; iii) projects in development already disclosed; iv) total expenses made by the Company in the development of new products or services.

Research Projects Developed by CEPEL

The Electric Energy Research Center (Cepel) contributes to the maintenance of an advanced technological infrastructure for Research, Development and Innovation (R & D + I) in equipment and systems, in order to meet the unique characteristics of the Brazilian electric sector.

In 2019, two Aneel R&D projects worth mentioning in the State Grid portfolio; the signing of an agreement with the Engineering and Development Center (CEiiA), Portugal; the inauguration of the Photovoltaic Systems Laboratory - Solar Simulator (LabSol), as a result of the Petrobras project portfolio (Special Cepel Associate); the completion of the “BD Motor System” projects; and the admission of Amazonas GT as a Special Associate of Cepel, with a portfolio of projects to meet the needs of the company and technical support in the measurement and analysis of Reactors at the Coletora Porto Velho substation (Eletronorte).

In 2019, R$ 237.9 million were invested in the development of Cepel's projects in P&D project contracts, technological services, program licensing and testing, with Eletrobras Companies investing R$ 196 million in customer service. their statutory obligation, and the rest corresponded to the contribution of other Special Associates.

Cepel's Practice Areas (Em R$ mil)

Areas of Activity of Cepel

Third Party Resource Disbursements	BRL thousand
	2019	2018	Variation (%)
Systems Automation	29.542	27.031	9,29%
Energy Optimization and Environment	40.401	30.150	34,00%
Lines and Stations	34.436	38.300	-10.09%
Electrical Networks	22.938	24.011	-4,47%
Distribution Technologies	13.355	13.706	-2,56%
Materials, Energy Efficiency and Generation	25.386	25.286	0.40%
Experimental Research	71.794	55.247	29,95%
Total	237.852	214.094	11,10%

Innovation Management and Process Improvement

In 2019, continuous improvement projects focused on using agile methodologies to define and optimize cycles, in particular the management of strategic contracts, of the closing process, consolidation and analysis of the financial statements and of the complaint management system.

Information Technology Governance

The Information Technology Master Plan (PDTI) is an instrument for planning IT actions to support the strategic needs of Eletrobras Companies. Approximately R$ 6 million was invested in the acquisition of more modern equipment, aimed at protecting the data network and Internet access, and approximately R$ 40 million between SAP licenses, support services and deployment services of Instância Única. In 2019, the Information Technology and Telecommunications Committee of Eletrobras Companies (Cotise) was responsible for:

• Implementation of SAP Single Instance (SAP IU) in Eletrobras companies, completed in January 2020, with the inclusion of Eletronorte, the last to be attached to the system, reaching the main objective of the ERP Standard Implementation Program (ProERP).

• Use of Business Intelligence and Analytics in Eletrobras Companies regarding the databases of integrated solutions;

• Standardization of the Shared Services Center, aiming to optimize and streamline, by defining the process, methodology and development framework;

• Unified management of IT demands by Eletrobras Companies, including a single process to optimize services, enabling new integrated solutions;

• Implementation of the Process Control (PC) and Risk Management (RM) modules, of the SAP-Governace, Risk and Compliance (GRC) suite, in order to improve the risk management and controls associated with Eletrobras Companies.

For the year 2020, the implementation of integrated management processes, tax management, document management, as well as robotization and artificial intelligence solutions are planned, as a new digital workforce, providing better processes through automation and more efficient use of human Resources. A project related to the General Data Protection Law (LGPD) is also in progress at all Eletrobras Companies. This project has four phases: mapping, evaluation and adjustments in the processing of personal data; legal adjustments in regulations; compliance with data subjects rights; and learning and awareness. The Eletrobras Companies' privacy policy has already completed the methodology for mapping and inventorying personal data, training requirements and a bank of contractual clauses with third parties.

10.9 - Comment on other factors that have a relevant influence on the operational performance and that have not been identified or commented on in the other items of this section

Social Responsibility

Eletrobras seeks to conduct its business and activities committed to the respect for human rights, to the social inclusion, and to the sustainable development of the communities where it operates.

2019 Highlights

• Launch of the 1st Call for Social Projects of Eletrobras Companies. This edict had education as a structuring axis and focused on reducing social inequalities and improving the quality of life of vulnerable groups. This agenda is in line with the United Nations Agenda 2030 Sustainable Development Goals (SDGs).

• The Solidary Selective Collection Program, in compliance with Decree No. 5,940 / 2006 and the National Policy on Solid Waste (Law No. 12,305/2010). Three cooperatives received approximately 26 tons of recyclable waste, providing an income of R$ 28.6 thousand.

• The Gender, Race and Diversity Committee organized four Workshops to Promote Respect for Diversity for the gender committees of Eletrobras Companies.

• The 9th Women in Highlight Forum, sponsored by Eletrobras, in November, sought to present ways to promote effective transformations in the scope of gender diversity and equity in corporations.

• Eletrobras Volunteer Program allowed Eletrobras volunteers to dedicate 598 hours to 59 actions and six campaigns, benefiting 3,597 people. The company invested R$ 51.6 thousand in support to carry out activities and mobilize volunteers.

• Eletrobras continued its participation in projects with Kayapó indigenous communities in the middle of the Xingu River, south of Pará, covering approximately 4,500 indigenous people and 40 villages. These projects are carried out in partnership with the Fundação Nacional do Índio (Funai), SPE Norte Energia and the Kayapó representative institutions. In 2019, the total investment was R$ 2.1 million. The projects are financed by Norte Energia, and Eletrobras is responsible for monitoring and managing the relationship with the communities, in a region of strategic interest for the company's business in the Xingu River basin.

• The Eletrobras Companies Cultural Program, based on the Federal Culture Incentive Law (Law No. 8,313 / 1991 or “Rouanet Law”) was resumed. By notice, the Holding contracted four projects in the Performing Arts area, in the Theater segment and two others by direct choice, totaling R$ 1.5 million.

• In the first edition of the Sports Sponsorship Program for Eletrobras Companies, based on sports projects approved by the Federal Sports Incentive Law (Law 11.438 / 2006), the Holding contracted, by means of a public notice, two projects in the Surf and Sail modalities, in a total of R$ 297 thousand.

Industry Projects and Actions supported by Eletrobras in 2019

External Social Indicators: Values Transferred in 2019		Holding (BRL)
		2019	2018
1	Social Projects and Actions	-	-
1.4	Generation of Work and Income	28,060.54	-
Subtotal Social Projects and Actions		28,060.54	-
5.1	Investment in the mobilization of volunteers	685.8	4,794.40
5.2	Investments in support of volunteer activities	50,374.22	2,500.00
5.3	Employee time invested in volunteering	26,585.95	11,013.18
Subtotal Volunteering		77,645.97	18,307.58
6.1	Sports Sponsorships Not Subsidized	-	-
6.2	Subsidized Sports Sponsorships (Sport Promotion Law)	296,988.85	-
Subtotal Sports Sponsorships		296,988.85	-
7.1	Cultural Sponsorships (Rouanet Law)	1,500,000.00	2,084,000.00
7.2	Institutional Sponsorships (Not Subsidized)	80,000.00	2,167,700.00
Subtotal Subsidized and Non-Subsidized Sponsorships		1,580,000.00	4,251,700.00
Total Investments Transferred in 2019		1,982,695.36	4,270,007.58

Eletrobras remained a signatory to the Global Compact, in which the company participates since 2006, and continues to coordinate the Standing Committee on Gender, Race and Diversity Issues of the Ministry of Mines and Energy and Related Entities.

Advertising and Communication

Eletrobras invests most of its advertising and communication resources in institutional actions, of which R$ 8.8 million refer to Procel (with a budget that comes from Procel's 3rd Resource Application Plan), and R$ 7.5 million, to the company's advertising actions.

Investments in Advertisement and Communication

Product	2019 (in BRL)	2018 (in BRL)
Institutional Advertising of Eletrobras	16,373,092.32	3,224,264.65
Official (Legal) Advertising	4,329,256.19	5,778,534.50
Institutional Communication (including Internal Communication)	974,571.31	2,616,134.09
Total	21,676,919.82	11,618,933.24

Annex 07

Capital Budget Proposal

ELETROBRAS

CAPITAL BUDGET – 2020-2024 Business and Management Master Plan

The 2020-2024 Business and Management Master Plan of ELETROBRAS for the 2020-2024 period was approved by the Company's Board of Directors at 858th. meeting held on March 26, 2020. The total investment expected for the period 2020-2024 is R$ 7,643,251 thousand (seven billion, six hundred and forty-three million and two hundred and fifty-one thousand reais) being applied substantially to the energy generation segment.

The sources to cover this budget come from the Company's own cash funds in the amount of R$ 7,643,251 thousand (seven billion, six hundred and forty-three million and two hundred and fifty-one thousand reais)

Annex 08

NET PROFIT DESTINATION

CVM INSTRUCTION 481, DECEMBER 17, 2009 (ANNEX 9-1-II)

1.     To inform the Net Profit of the Fiscal Year

The Company's net income for the year ended December 31, 2019 was R$ 10,697,124 thousand.

2.     To inform the total amount and the value per share of the dividends, including pre-paid dividends and interest on equity already declared

There was no statement of any dividend or prepaid Interest on Equity or Dividend in the 2019 financial year. Therefore, the gross amount of the dividend to be declared, if the Management Proposal is approved, will be as follows:

Class
PREF "A"	330	2.24782042102
PREF "B"	489,880	1.74993652455
COMMON	2,050,357	1.59085138596
TOTAL	2,540,567

3.     To inform the percentage of net income for the year distributed

R$ (Thousand*)
Net Profit in the Fiscal Year	R$ 10,697,124
Total Dividend to be distributed	R$ 2,540,567
Percentage of Net Profit for the Year Distributed	23.75%
*Exept Percentage.

4.     To inform the total amount and the value per share of dividends distributed based on the profit of previous years

Not Applicable.

5.     To inform, after deducting the pre-paid dividends and interest on equity already declared:

(a)   The gross amount of dividends and interest on equity, segregated, per share of each type and class

There was no statement of any dividend or prepaid Interest on Equity in the 2019 financial year. Therefore, the gross amount of the dividend to be declared, if the Management Proposal is approved, will be as follows:

Class
PREF "A"	330	2.24782042102
PREF "B"	489,880	1.74993652455
COMMON	2,050,357	1.59085138596
TOTAL	2,540,567

(b)   The form and term of payment of dividends and interest on equity

The payment of the Dividends, if approved, will be made by depositing them in the current account of the shareholders, as each of them informed Banco Bradesco S.A., responsible for the bookkeeping of the shares issued by the Company. The dividends related to the shares held in custody at CBLC will be paid to this entity, which will transfer them on to the shareholders through the Depository Brokers. As proposed by the Company's Management, if approved, the dividends will be paid on a date to be resolved by the shareholders at the Annual and Extraordinary Shareholders' Meeting to be held on April 30, 2020, being proposed by Management, however, to occur until December 31, 2020.

(c)   Possible interest rate and interest on dividends and interest on shareholders' equity

On the dividends to be declared will be added monetary update based on the variation of the SELIC Rate, pro rata temporis from January 1, 2020 until the date of the effective beginning of the payment, the definition of which shall occur by means of a resolution of the Company's shareholders to be taken at the Annual Shareholders' Meeting and Extraordinary General Meeting to be held on April 30, 2020.

(d)   Date of the declaration of payment of dividends and interest on equity considered for the identification of the shareholders who will be entitled to their receipt

Shall be entitled to the dividends to be declared at the annual shareholders ' meeting scheduled for April 30, 2020, if approved, those shareholders who hold preferred shares of Classes A and B and common shares, issued by the company on the date of the holding of the said General Meeting that will deliberate.

6.     In the event that there has been a declaration of dividends or interest on equity based on profits calculated in semiannual balance sheets or in shorter periods

(a)   To inform the amount of dividends or interest on equity already declared

There was no declaration of dividends or Interest on Equity on the basis of profits calculated in half-annual Balance Sheets or in shorter periods.

(b)   To inform the date of the respective payments

Not Applicable.

7.     Provide comparative table indicating the following values per share of each type and class:

(a)   Net profit for the fiscal year and the previous 3 (three) years

	Fiscal Year ended on December 31
	2019	2018	2017
Net Profit/Loss (R$ thousand)	R$ 10,697,124	12,842,677	-1,763,805
Net Profit/Loss per share (R$)	6.82	9.46	-1.3

Earning per share was calculated based on the capital composition after the increase, approved on February 17, 2020. If calculated on the capital in effect on 12/31/2019, its value would be 7.91

(b)   Dividend and interest on equity distributed in the previous 3 (three) years

	Fiscal Year ended on December 31
	2019	2018	2017
Dividend Distributed (R$ tousand)	2,540,567	1,250,000	-
JCP Distributed (R$ thousand)	-	-	-

8.     If there is a profit allocation to the legal reserve

(a)   Identify the amount allocated to legal reserve

The amount proposed for allocation to the legal reserve for the year ended December 31, 2018 is R$ 534,856 thousand, corresponding to 5% of the Company's net income.

(b)   To detail how the legal reserve is calculated

2019
R$ thousand
Net Profit of the Fiscal Year	10,697,124
(-)Legal Reserve (5%)	534,856
Net profit for the year adjusted by the constitution of the Legal Reserve	10,162,268

Pursuant to the Brazilian Corporation Law, 5% of the net income for the year will be applied before any other destination, in the constitution of the legal reserve, which shall not exceed 20% (twenty percent) of the capital stock. In the year in which the balance of the legal reserve plus the amount of capital reserves, referred to in paragraph 1 of article 182 of the Brazilian Corporation Law, exceeds 30% (thirty percent) of the capital stock, there is no obligation to allocation of part of the net income for the year to the legal reserve.

9.     If the company holds preferred shares entitled to fixed or minimum dividends

(a)   To describe the form of calculations of fixed or minimum dividends

As provided for in the Company's Bylaws, shareholders are entitled to receive a mandatory dividend of 25% (twenty-five percent) of net profit of the fiscal year, adjusted in accordance with the Brazilian Corporate Law ("Minimum Dividend").

The Minimum Dividend will be distributed among the Company's shareholders subject to the following conditions:

1.    Class "A" preferred shares shall have priority in the distribution of dividends, such incidents at the rate of 8% (eight percent) per year over the capital belonging to that type and class of shares, to be equally apportioned among them.

2.    Class "B" preferred shares shall have priority in the distribution of dividends, such incidents at the rate of 6% (six percent) per year over the capital belonging to that type and class of shares, to be equally apportioned among them.

3.    To the preferred shares will be further assured to participate, under equal conditions, with the common shares in the distribution of the dividends, after which the minor of the minimum dividends provided in items 1 and 2 above will be guaranteed, subject to the provisions of item 4 below.

4.    To the preferred shares will be further assured the right to receive dividend, for each share, at least ten percent greater than that attributed to each common share.

(b) To inform if the profit for the year is sufficient for full payment of the fixed or minimum dividends

In the fiscal year of 2019, a net income of R$ 10,697,124 thousand was registered. Therefore, in view of the legal and statutory provisions on mandatory dividends, the portion corresponding to 25% (twenty-five percent) of adjusted net income for fiscal year 2019, corresponding to R$ 2,540,567 thousand (Two Billion, Five Hundred and Forty Million and Five Hundred and Sixty-Seven Thousand Reais) should be distributed to the shareholders of the Company, including the portion to be allocated to holders of class "A" and "B" preferred shares.

As a result, the Company proposes the following allocation of net income for the year ended December 31, 2019:

R$ Thousand

ELETROBRAS

Destination of Net Income:

Net income for the year:	**10 697 124**
(-) Legal Reserve (5% of Net Income)	(534 856)
Calculation basis for the year	10 162 268
Mandatory dividend 2019 (25%)	**2 540 567**
Balance to be allocated for the year 2019	**7 621 701**

Total Dividends Payable in 2019	
Mandatory Dividend of 2019 (25% of adjusted net proft)	2 540 567
Total	**2 540 567**
(-) Preferred Share Dividend	(490 210)
(-) Dividends on Common Shares	(2 050 357)
(=) Balance after allocation	-

Destination of net income	
Balance for the destination of the fiscal year 2019	**10 697 124**
(-) Legal Reserve (5% of Net Income)	(534 856)
(-) IFRS 9/15 adjustment	(157 205)
(-) Mandatory Dividends	(2 540 567)
Subtotal a distribuir	**7 464 496**
(-) Constitution of a statutory reserve for investments (50% of net profit)	(5 348 562)
(-) Constitution of a statutory reserve for studies and projects (1% of net profit)	(106 971)
(-) Constitution of the Profit Retention reserve (art. 196, LSA)	(2 008 963)
(=) Balance to be distributed for 2019	-

About the above proposal, we clarify:

•                  As provided for in the Brazilian Corporation Law, 5% (five percent) of the net income for the year, corresponding to R$ 534,856 thousand, should be allocated to the Legal Reserve;

•                  As mentioned above, the Company's Management also submits to the General Meeting for approval the Capital Budget Proposal contained in Annex 07 to this Management Proposal, so that a portion of net income for the year equivalent to R$ 2,008,963 thousand is retained. The Fiscal Council's Opinion on the Capital Budget Proposal is found in Annex 09 to this Management Proposal.

•                  As provided for in Article 46, II, of the Company's current Bylaws, 50% (fifty percent) of the net income for the fiscal year ended December 31 shall be allocated to the Statutory Reserve of Investments. Accordingly, Management proposes that the amount of R$ 5,348,562 thousand be allocated to the Statutory Reserve of Investments.

•                  As provided in Article 46, I, of the Company's current By-Laws, 1% (one percent) of net income for the fiscal year ended December 31 shall be allocated to the Statutory Reserve for Studies and Projects. Accordingly, Management proposes that the amount of R$ 106,971 thousand be allocated to the Statutory Reserve for Studies and Projects.

(c)   Identify if any overdue part is cumulative

Not applicable, since the Articles of Incorporation of the Company does not provide for cumulative dividends.

(d)   Indentify the global amount of the fixed or minimum dividends to be paid to each class of preferred shares

ASCERTAINMENT OF TOTAL JCP
Class	R$ (thousand)

PREF "A"	293
PREF "B"	418,135

(e)   Identify the fixed or minimum dividends to be paid per preferred share of each class

ASCERTAINMENT OF UNITY JCP
Class	R$/Share

PREF "A"	1.99153557855
PREF "B"	1.49365168208

10.    In relation the mandatory dividend

(a)   Describe the method of calculation established in the bylaws

As established in the Bylaws of the Company, the shareholders are guaranteed the right to receive a mandatory dividend of 25% (twenty-five percent) of the fiscal year net earnings, adjusted as per the terms of the Corporations Act (“Minimum Dividend”).

The Minimum Dividend will be distributed among the Company's shareholders in adherence to the following conditions:

1.    Class "A" preferred shares will have priority in the distribution of dividends, calculated at a rate of 8% (eight percent) per year of the equity from that kind and class of shares, to be prorated among them equally.

2.    Class "B" preferred shares will have priority in the distribution of dividends, calculated at a rate of 6% (six percent) per year of the equity from that kind and class of shares, such dividends to be prorated among them equally.

3.    For preferred shares, participation will also be guaranteed, in equal conditions with the common shares, in the distribution of dividends, after having been ensured the lesser of the minimum dividends established in items 1 and 2 above, while observing the provisions from Item 4 below.

4.    To the Preferred shares will be guaranteed the right to receipt of dividend for each share at a rate at least ten percent higher than that attributed to each common share.

(b)   Report if this is being paid in full

In fiscal year of 2018, the net profit determined was 10.697.124 thousand. Thus, given the legal and statutory provision regarding the mandatory dividend, a 25% portion (twenty five percent) of the adjusted net profit of fiscal year of 2019, corresponding to R$ 2,540,567 thousand, should be distributed to the Company’s shareholders, including the amount of the shareholders of preferred class “A” and “B” shares.

(c)   Report any amount withheld

Not Applicable

11.   If a mandatory dividend is withheld due to the company's financial standing

(a)   Report the amount withheld

Not Applicable

(b)   Describe in detail the financial situation of the company, addressing aspects relating to analysis of liquidity, working capital, and positive cash flows

Not Applicable

(c)   Justify the withholding of dividends

Not Applicable

12.    If there is allocation of earnings to contingency reserve

(a)   Identify the amount allocated to the reserve

Not applicable.

(b)   Identify the loss considered probable and its cause

Not applicable.

(c)   Explain why the loss was considered likely

Not applicable.

(d)   Justify the establishing of the reserve

Not applicable.

13.    If there is allocation of earnings to an unrealized earnings reserve

(a)   Inform the amount allocated to the profit reserve to realize

Not applicable.

(b)   Inform the nature of the unrealized earnings resulting in the reserve

Not applicable.

14.    If there is allocation of earnings to statutory reserves

(a)   Describe the clauses from the Bylaws that establish the reserve

Article 56. The General Meeting shall allocate, in addition to the legal reserve, calculated on the net profits for the year:

I - one percent as a reserve for studies and projects, intended to cover the execution of studies and projects of technical-economic feasibility of the electric energy sector, whose accumulated balance may not exceed two percent of paid-in capital; and

II - fifty percent, as a reserve for investment, intended for the investment in concessionaires of public electric utility companies, whose accumulated balance may not exceed seventy-five percent of the paid-in capital.

(b)   Identify the amount allocated to the reserve

Pursuant to Article 56, II, of the current Company's Bylaws, 50% (fifty percent) of the net income for the fiscal year ended December 31 shall be allocated to the Statutory Reserve of Investments. Accordingly, Management proposes that the amount of R$ 5,348,562 thousand be allocated to the Statutory Reserve of Investments.

As provided in Article 56, I, of the current Company's Bylaws, 1% (one percent) of the net income for the fiscal year ended December 31 shall be allocated to the Statutory Reserve for Studies and Projects. Accordingly, Management proposes that the amount of R$ 106,971 thousand be allocated to the Statutory Reserve of Investments.

(c)   Describe how the amount was calculated

Income Distribution

Net Income of the Period:	10,697,124
Constitution of Statutory reserve for investments (50% of Net Income)	5,348,562
Constitution of Statutory reserve of studies and projects (1% of Net Income)	106,971

15.    If there is withholding of earnings established in capital budget

(a)   Identify the amount withheld

As provided for in article 196 of the Brazilian Corporation Law, the Company, by resolution of the General Meeting, may approve a proposal from its Management to retain part of the net income for the year provided for in the capital budget previously approved by it.

In this sense, the Company's Management proposes to retain a portion of net income for the year equivalent to R$ 2,008,893 thousand.

(b)   Provide a copy of the capital budget

ELETROBRAS

CAPITAL BUDGET

The 2020-2024 Business and Management Master Plan of ELETROBRAS for the 2020-2024 period was approved by the Company's Board of Directors at 858th. meeting held on March 26, 2020. The total investment expected for the period 2020-2024 is R$ 7,643,251 thousand (seven billion, six hundred and forty-three million and two hundred and fifty-one thousand reais) being applied substantially to the energy generation segment.

The sources to cover this budget come from the Company's own cash funds in the amount of R$ 7,643,251 thousand (seven billion, six hundred and forty-three million and two hundred and fifty-one thousand reais)

16.   If there is allocation of earnings to a tax incentive reserve

(a)   Report the amount allocated to the reserve

Not Applicable.

(b)   Explain the nature of the allocation

Not Applicable.

Annex 09

Opinion of the Fiscal Council - Capital Budget - PDG 2020

FISCAL COUNCIL 492nd Meeting	03.27.2020

FISCAL COUNCIL OPINION

CAPITAL BUDGET – 2020-2024 Business and Management Master Plan

The 2020-2024 Business and Management Master Plan of ELETROBRAS for the 2020-2024 period was approved by the Company's Board of Directors at 858th. meeting held on March 26, 2020. The total investment expected for the period 2020-2024 is R$ 7,643,251 thousand (seven billion, six hundred and forty-three million and two hundred and fifty-one thousand reais) being applied substantially to the energy generation segment.

The sources to cover this budget come from the Company's own cash funds in the amount of R$ 7,643,251 thousand (seven billion, six hundred and forty-three million and two hundred and fifty-one thousand reais)

Rio de Janeiro, March 27 2020.

Patricia Valente Stierli	Giuliano Barbato Wolf
Fiscal Council Chairwoman	Member
Eduardo Coutinho Guerra	Thaís Márcia Fernandes Matano Lacerda
Member	Member

Annex 10 – Eletrobras Legal Department Opinion

From:	Cristiane Vieira de Paiva Villela
To:	André de Avellar Torres
Subject:	Proposal for approval by the 60th AGO and 178th AGE of Eletrobras
Reference:	DFR Memorandum no. 024/2020 EMP–2020/0104

Mrs. Head of DFR sends us, through the abovementioned memorandum, a matter requesting an analysis1 of this PRJE, from a legal point of view, of Eletrobras’ Management Proposal connected to the Shareholders’ Meeting (“AGO”) and the Special Shareholders’ Meeting (“AGE”), to be held on April 30, 2020, to deliberate on the following agenda:

“Business to be deliberated at AGO:

1.     To receive the Administration's accounts, examine, discuss and vote on the Administration Report and the Complete Financial Statements of the Company for the financial year ending as of December 31, 2019;

2.     To deliberate on the proposal of the Company's management to allocate the result connected to the accounting year ended on December 31, 2019, and on the distribution of dividends;

3.     To elect, for the Fiscal Board, a sitting member and respective alternate upon appointment of the controlling shareholder, as well as an alternate member upon appointment of preferred shareholders;

4.     To set the global compensation of the Managers, the members of the Fiscal Board of the Company and the members of the Statutory Audit and Risk Committee;

1 It should be emphasized that this examination shall be limited to the legal aspects of the subject, with no regard for technical, economic, financial aspects, and those that require the exercise of administrative discretion.

6.     To change the newspapers in which the Company publishes its legal publications.

Business to be deliberated at AGE:

1.     To amend Articles 32, subsection II, 36, subsection XXII and 50, I of the Company's Articles of Incorporation, to meet Law No. 13844 dated June 18, 2019.”

Once the facts are reported, the legal questions connected to the query under examination are analyzed, and the convenience and timeliness of the contents of the Management Proposal are not matters of a legal nature.

1. General Considerations connected to the Shareholders’ Meetings

1.1. Call:

Initially, regarding the call, we would like to clarify that, in accordance with the provisions of Articles 1242 et seq of Law No. 6404/1976 (“LSA”), the regular call of shareholders shall be made by means of publication of notices, and shall include, in addition to the venue, date and time of the Shareholders’ Meeting, the agenda and, in the case of a reform of the Articles of Incorporation, the indication of the provisions subject to change.

2 Article 124. The call shall be made by means of a notice published for a minimum of 3 (three) times, stating, in addition to the venue, date, and time of the meeting, the agenda and, in case of reform of the Articles of Incorporation.

Paragraph 1 The first call of the shareholders’ meeting shall be made:

I - in the closely-held corporations, at least eight (8) days before the publication of the first notice; if the meeting is not being held, a new notice will be published, in a second call, at least five (5) days in advance;

II - in the publicly-held company, the deadline for the first call shall be 15 (fifteen) days, and the second call for 8 (eight) days.

Paragraph 2 Except for reasons of Force Majeure, the shareholders’ meeting shall be held in the building where the company has its headquarters; whenever it will be held in another location, the notices shall clearly state the venue of the meeting, which in no case may be held outside the location of the headquarters.

Paragraph 3 In closed held corporations, a shareholder representing five percent (5%) or more of the capital stock shall be called by telegram or registered letter, issued with the advance provided for in Paragraph 1, provided that he/she has requested it in writing, to the company, indicating the full address and validity of the request, not exceeding two (2) fiscal years, and renewable; this notice does not exempt the publication of the notice provided for in Paragraph 1, and failure to comply will entitled the shareholder the right to compensation from the company’s management for damages.

Paragraph 4 Regardless of the formalities foreseen in this article, the shareholders’ meeting to be attended by all the shareholders shall be considered regular.

Paragraph 5 The Securities Commission may, at its sole discretion, by reasoned decision of its Collective Body, at the request of any shareholder, and after hearing the company:

I - increase, to up to thirty (30) days, as of the date on which the documents related to the matters to be resolved are made available to the shareholders, the timely notice of publication of the first call notice of the shareholders’ meeting of the publicly-held company, when it concerns operations that, due to their intricateness, require a longer period for them to be known and analyzed by the shareholders;

II - discontinue, for up to 15 (fifteen) days, the course of the deadline prior to the call of an special shareholders’ meeting of publicly-held company, in order to take cognizance and review the proposals to be submitted to the meeting and, if applicable, inform to the company, until the termination of the discontinuance, the reasons why it considers that the proposed deliberation to the meeting breaches legal or regulatory provisions.

Paragraph 6 Publicly-held companies with shares listed for trading on a stock exchange shall, at the date of publication of the notice convening the meeting, send to the stock exchange on which their shares are mostly traded, the documents made available to shareholders for deliberation in shareholders’ meeting.

It should be noted that Article 124, Paragraph 6 of LSA, which requires listed companies to submit, on the date of publication of the notice convening the annual and special meeting, documents related to the agenda on the Stock Exchanges on which their shares are mostly negotiated. It is also noted that such obligation is additional to those required by Articles 1333 and 1354, Paragraph 3 of the same legal provision.

3 Article 133. The managers should communicate, no later than one (1) month before the date scheduled for the shareholders' meeting, by notices published in the manner set forth in Article 124, which are available to shareholders:

I - the management’s report on the corporate business and the main administrative facts of the accounting year then ended;

II - copy of the financial statements;

III - the opinion of independent auditors, if any.

IV - the opinion of the fiscal board, including dissenting votes, if any; and

 V - other documents relevant to the subjects included in the agenda.

Paragraph 1 The notices shall state the place or places where the shareholders may arrange copies of these documents.

Paragraph 2 The company shall submit a copy of these documents to the shareholders who request it in writing, under the conditions set forth in Paragraph 3 of Article 124.

Paragraph 3 The documents referred to in this article, except for those included in subsections IV and V, shall be published at least five (5) days before the date set for holding the shareholders’ meeting.

Paragraph 4 The shareholders’ meeting that gathers all shareholders may consider as remedied the absence of publication of notices or failure to comply with the deadlines referred to in this article; but publishing the documents before the meeting is held is mandatory.

Paragraph 5 The publication of the notices is exempted when the documents referred to in this article are published until one (1) month before the date scheduled for holding the ordinary shareholders’ meeting.

4 Article 135. The special shareholders’ meeting that aims at the reform of the Articles of Incorporation shall be opened in the first call with the attendance of shareholders representing at least 2/3 (two thirds) of the voting capital, but may be opened, in a second instance, with any number.

(...)

Paragraph 3 The documents relevant for the matter to be discussed at the special shareholders’ meeting shall be made available to the shareholders at the company's headquarters on the occasion of the publication of the first notice convening the shareholders' meeting.

It should be noted that Law 12431/11 added one paragraph to Article 1215, establishing an important innovation with regard to the opening, holding and registration of the shareholders’ meeting: the online attendance of the publicly-held company’s shareholder. The primary objective of this innovation is to suppress absenteeism of the company’s minority shareholders, which sometimes deem the costs connected to producing information and traveling to the venue an obstacle to the intended corporate activism, and the underlying improvement of the capital market. As stated by Modesto Carvalhosa, “online attendance does not hinder in any way the full exercise of the right to participate, debate, protest and vote reasonably.”

Shareholders who participate online in a shareholders’ meeting are entitled to participate in all discussions regarding the matters, being able to present their motions, protests and dissenting votes, which shall be included as attachments to the respective minutes. In this regard, Articles 1006, Paragraph 2; 121, sole paragraph and 1277, sole paragraph, all of LSA, should be taken into consideration.

Due to the pandemic COVID19, which can impose serious obstacles to the mobility and participation of shareholders in the conclave, the Management Proposal anticipates the possibility of holding a virtual meeting, clarifying that: "If authorized by CVM, and, under the terms and conditions defined by Regulator, in view of the COVID19 pandemic, Eletrobras will be able to carry out the AGOE in a strictly virtual manner, which will be timely communicated to its Shareholders through a Notice to the Market. "

5 Article 121. The shareholders’ meeting, called and opened in accordance with the law and the Articles of Incorporation, has the power to decide on all business concerning the corporate purpose, and to take the resolutions it deems convenient for its defense and development.

Sole Paragraph.  In publicly-held companies, the shareholder may remotely participate and vote at a shareholders’ meeting, in accordance with the regulations of the Brazilian Securities Commission.

6 Article 100. The company should have, in addition to the

mandatory books for any merchandising business, the following ones, which shall meet the same legal formalities:

(...)

§ 2o  In publicly-held companies, the books referred to in subsections I to V of the head provision of this article may be replaced, subject to the rules issued by the Securities and Exchange Commission, with mechanical or electronic records.

7 Article 127. Before opening the meeting, shareholders shall sign the “Attendance Book,” stating their name, nationality and residence, as well as the number, type and class of shares they hold.

Sole Paragraph.  For all purposes of this Law, a shareholder who registers his/her presence remotelly is considered to be present at the shareholders’ meeting, as provided for in the regulations of the Securities and Exchange Commission.

With regard to the opening of AGO, Article 1258 of LSA establishes that the meeting is opened in the first call with the attendance of shareholders representing at least 1/4 of the capital with voting rights and, on second call, any number thereof. In turn, concerning the AGE for amendment to the Articles, pursuant to Article 135 of LSA9, a qualified forum is established with 2/3 of the voting capital on first call, and with any number subsequently.

In this regard, it should be noted that opening quorum is different from the deliberation quorum (Articles 12910 and 13611 of LSA). The first is the minimum number of shareholders that the law establishes for the accomplishment of the bidding process, and the second stands as the minimum number of votes required to approve certain matters and is therefore a requirement for the validity of the deliberations.

8 Article 125. Subject to the exceptions provided for by law, the shareholders' meeting shall be convened, at first call, with the presence of shareholders representing at least 1/4 (one fourth) of the voting capital stock; and, on second call, it shall be opened with any number.

Sole Paragraph. Non-voting shareholders may attend the shareholders’ meeting, and discuss the matter referred for deliberation.

9 Article 135. The special shareholders’ meeting that aims at the reform of the Articles of Incorporation shall be opened in the first call with the attendance of shareholders representing at least 2/3 (two thirds) of the voting capital, but may be opened, in a second instance, with any number.

Paragraph 1 the acts connected to amendments of the Articles of Incorporation, to be enforced against third party, are subject to the filing and publication formal requirements, but the failure to comply with such formal requirements may not be filed, by the company or its shareholders, againts bona fide third party.

Paragraph 2 The provisions under Article 97 and its paragraphs 1 and 2 and Article 98 and its Paragraph 1 shall be applicable to the acts of amendment of the Articles of Incorporation.

Paragraph 3 The documents relevant for the matter to be discussed at the special shareholders’ meeting shall be made available to the shareholders at the company's headquarters on the occasion of the publication of the first notice convening the shareholders' meeting.

10 Article 129. The resolutions of the shareholders’ meeting, except for the exceptions provided by law, shall be taken by absolute majority of votes, not counting blank votes.

11 Article 136. The approval of shareholders representing at least one-half of the voting shares is required if a higher quorum is not required by the company’s Articles of Incorporation, and whose shares are not admitted to trading on stock exchange or over-the-counter market, for a deliberation on:

I - the creation of preferred shares or class increase of existing preferred shares, without proportion to the other classes of preferred shares, unless already established or authorized by the Articles of Incorporation;

II - change in the preferences, advantages and conditions of redemption or amortization of one or more classes of preferred shares, or creation of a new class of higher preference;

III - reduction of the mandatory dividend;

IV - consolidation of the company, or its merger into another one;

V - participation in a group of companies (Article 265);

VI - chance of the corporate purpose;

VII - end of the company’s liquidation status;

 VIII - establishment of the participation certificates;

IX - company’s spin-off;

X - company’s dissolution.

Paragraph 1 In the cases of subsections I and II, the effectiveness of the deliberation depends on prior approval or ratification, over a non-extendable term of one year, by holders of more than half of each class of preferred shares impaired, gathered at a special meeting convened by the managers, and instituted according to the formalities of said Law.

Paragraph 2 The Securities Commission may authorize the reduction of the quorum provided for in this article in the case of publicly-held company with dispersed shares in the market, whose 3 (three) last shareholders’ meetings have been held with the presence of shareholders representing less than half of the voting shares. In this case, the authorization of the Securities Commission shall be mentioned in the call notice and the deliberation with a reduced quorum may only be adopted on a third call.

Paragraph 3 The provisions of paragraph 2 of this article shall also apply to the special shareholders’ meetings referred to in paragraph 1.

Paragraph 4 It shall be included in the minutes of the general meeting that deliberate on the matters under subsections I and II, if there is no previous approval, that the resolution shall only be effective after its ratification by the special shareholders’ meeting set forth in Paragraph 1.

With regard to the deliberation quorum, it should be noted that, as a general rule, the LSA, in Article   129, established the majority principle while setting forth in the head provision that the deliberations shall be taken by absolute majority of votes of the attending shareholders, not counting blank votes, that is, those that do not contain any statement. Thus, the deliberations taken at a shareholders’ meeting regularly called and opened, are binding on all shareholders, even absent or dissenting.

With regard to the availability of documentation, pursuant to Article 133 of LSA, the managers should report, until one month before the date set for the AGO, for notices published in the manner set forth in Article 124 of LSA, that the documents provided for in its head provision are available to shareholders, provided that such documents, except for the opinion of the fiscal board, and other documents connected to matters included in the agenda12, shall be published within a period of not more than five (5) days before the date set for the publication of the notices, when such documents are published up to one month before the date set for the holding of Shareholders’ Meeting. It should be noted that failure to publish the notices or failure to comply with the deadlines referred to in Article 124 of Law No. 6404/76 may be remedied by the attendance at the Shareholders’ Meeting of all shareholders, but, however, publishing the documents prior to the Shareholders’ Meeting is mandatory.

In addition, the Securities Commission (CVM) issued CVM Instruction No. 481/2009, which established requirements related to the disclosure of information that must be provided by management to shareholders prior to the holding of shareholders’ meetings of publicly-held companies, mainly Articles 6 and 9 of said instruction13.

12At this point, we bring up the understanding of Modesto Carvalhosa, according to which “although the company is required to disclose, prior to the shareholders’ meeting, the documents referred to in new subsections IV and V, Law no. 10.303, of 2001, in the new paragraph 3 of this Article 133, exempts these documents from the publication before the shareholders’ meeting is held. Therefore, shareholders interested in analyzing these documents shall not be able to count on their publication before the shareholders’ meeting, and they should arrange a copy at the places stated by the company in the published notices. Nevertheless, the published notices should mention the opinion of the Fiscal Board and the existence of divergent votes, if any, as well as other documents referring to the matters included in the agenda.” (emphasis added.)

13 “Article 6 The company should make available to the shareholders, through an electronic system on the CVM web page:

I - information and documents provided for in the other articles of this Chapter III, and in Chapter III-A; and

II - any other information and documents relevant to the exercise of the right to vote in the meeting.

Sole Paragraph.  The documents and information should be provided up to the date of publication of the first call notice of the meeting, except if Law No. 6404 of 1976, this Instruction or other rule of CVM establish a longer term.

(...)

Art. 9 The company should provide, not later than one (1) month before the date scheduled for the ordinary shareholders' meeting, the following documents and information:

I - the management’s report on the corporate business and the main administrative facts of the accounting year then ended;

II – copy of the financial statements;

III - management's comment on the company's financial situation, pursuant to item 10 of the reference form;

IV – report of independent auditors;

V - opinion of the fiscal board, including dissenting votes, if any; and

VI – the remote voting bulletin, referred to under Article 21-F.

Sole Paragraph.  By the date set forth in the head provision, the company should also provide the following documents:

I – Standardized Financial Statements Form - DFP;

II - proposal for the allocation of net income for the year that establishes at least the information stated in

 Annex 9-1-II to this Instruction; and

III – opinion of the audit committee, if any.”

It should also be noted that, considering the items on the agenda of the meetings under analysis, the provisions under Articles14 10, 11 and 12 of said Instruction should be met.

1.2. Voting Right

Initially, it is found that Eletrobras’ preferred shares do not grant their holders the right to vote at meetings, according to Article 815, subsection II of the Company’s Articles of Incorporation, giving it such prerogative only if the Company is in default with the payment of minimum or fixed dividends, according to Article 111, paragraphs 1 and 2 of LSA16.

14 Article 10. Whenever a shareholders’ meeting is called to elect managers or members of the fiscal board, the company should provide:

I - at least the information indicated in items 12.5 to 12.10 of the reference form, in relation to candidates appointed or supported by management or by controlling shareholders; and  II - the remote ballot paper, in the hypotheses referred to in Article 21-A.

Art. 11. Whenever a shareholders’ meeting is called to amend the Articles of Incorporation, the company should provide, at a minimum, the following documents and information:  I – copy of the Articles of Incorporation, highlighting the proposed amendments; and II - report detailing the origin and justification of the proposed amendments, and analyzing their legal and economic effects.

Art. 12. Whenever the shareholders’ meeting is called to set the remuneration of the managers, the company shall provide, at least, the following documents and information: I - the management remuneration proposal; and II - the information stated in item 13 of the reference form.

15 Article 8. Eletrobras’ shares shall be:

(...)

II - preferred, registered shares without right to vote in Shareholders’ Meetings.

16 Article 111. The Articles of Incorporation may fail to grant the preferred shares some of the rights recognized to the ordinary shares, including voting rights, or grant it with restrictions, subject to the provisions under Article 109.

Paragraph 1 Preferred shares without entitled to voting shall acquire the right to exercise such right if the company, over the period established in the Articles of Incorporation, does not exceed three (3) consecutive years, fails to pay the set or minimum dividends to which they are entitled, and such right shall be maintained until payment, if such dividends are not cumulative, or until the cumulative arrears are paid.”

Paragraph 2 In the same hypothesis and under the same condition as in Paragraph 1, preferred shares with restricted voting rights shall have their limitations on the exercise of that right suspended.

Nonetheless, LSA gives preferred shareholders special voting rights for seats on the Board of Directors (“CA”) and Fiscal Board (“CF”), respectively, under the terms of Articles 141, paragraph 4, “II”17 and Article 161, Paragraph 4o, “a18. And, in the case of Mixed Economy Companies like Eletrobras, respectively arts. 239 and 240 of the LSA. In view of the current vacancy of an alternate member of the Fiscal Board, in a seat reserved for preferred shareholders, the Management Proposal clarifies that:

“• Shareholders that hold Preferred shares:

3.2.

17 Article 141. In the election of directors, shareholders that represent at least 0.1 (one tenth) of the voting share capital, whether or not provided for in the Articles of Incorporation, are allowed to request the adoption of the multiple voting process, with each share being warranted as many votes as there are board members, and the shareholder being entitled to cumulate the votes in a single candidate or to distribute them among several ones.

(...)

Paragraph 4 The right to elect and dismiss a member and his alternate member of the board of directors, in a separate vote at the shareholders’ meeting, excluding the controlling shareholder, the majority of the members, respectively:                      (Wording of Law No. 10303, of 2001)

(...)

II - preferred shares without voting rights or with restricted voting rights issued by a publicly-held company, representing at least 10% (ten percent) of the capital, which have not exercised the right provided for under the Articles of Incorporation, in accordance with Article 18.

18 Article 161. The company shall have a fiscal board and the Articles of Incorporation shall provide for its operation, either permanently or in the accouting years in which it is established upon request of shareholders.

(...)

19 Art. 239. Mixed economy companies must have a Board of Directors, with the minority being entitled to elect one of the directors, if a greater number does not belong to them through the multiple voting process.

Art. 240. The operation of the fiscal council will be permanent in mixed-capital companies; one of its members, and respective alternate, will be elected by the minority common shares and another by the preferred shares, if any.

4 In the establishment of the fiscal board, the following rules shall be met:

a) holders of preferred shares without voting rights, or with restricted voting rights, shall be entitled to elect, in a separate vote, 1 (one) member and respective alternate; minority shareholders shall have the same right, provided that they jointly represent 10% (ten percent) or more of the voting shares;

3.3. They shall be entitled to vote exclusively in the election of the alternate member of the Fiscal Board, pursuant to Article 50, IV, of the Company's Articles of Incorporation.”

It is importante, In this regard, the statement of Nelson Eizirik regarding the quorum for the election in question is important, in what it refers to Government-Controlled Companies, such as Eletrobras, in view of said Article 24019 of LSA:

“ [...] Unlike in other companies, a minimum percentage of shares is not required in the government-controlled company to appoint representatives of the holders of common and preferred shares.”20

Furthermore, it should be noted that CVM Instruction No. 481/2009, in its ANNEX 21-LI, when setting a minimum percentage of a certain type of share, does so only for the inclusion of candidates in the Distance Voting Bulletin, as per the franchised prerogative warranted to the Regulator by Article 121, sole paragraph of LSA21. However, at the time of the meeting, as explained above, the provisions of Article 240 of the Corporations Act shall be applied, that is, the appointment and election shall be made without the requirement of any quorum, but the holding of 1 (one) preferred share.

1.3. Remote Voting

CVM, by amending CVM Instruction 481/2009, regulated the remote voting provided for in the sole paragraphs of Articles 121 and 127 of LSA, introducing into the Brazilian capital market a tool for distance voting referred to as ballot paper.

In this vein, the ballot paper for remote voting became mandatory22for publicly traded companies with shares listed on the stock exchange.

19 Article 240. The functioning of the fiscal board shall be permanent in the government-controlled companies; one of its members, and its alternate, shall be elected for the minority ordinary shares, and the other one for the preferred shares, if any.

20 A Lei das S/A Comentada – artigos 206 ao 300, Vol. IV, SP: Quartier Latin, 2015, p. 214.

21 Article 121. The shareholders’ meeting, called and opened in accordance with the law and the Articles of Incorporation, has the power to decide on all business concerning the corporate purpose, and to take the resolutions it deems convenient for its defense and development.

Sole Paragraph.  In publicly-held companies, the shareholder may remotely participate and vote at a shareholders’ meeting, in accordance with the regulations of the Brazilian Securities Commission.

22 Article 21-A. The shareholder may exercise the vote in shareholders’ meetings by completing and delivering the ballot paper.

Paragraph 1 Up to 1 (one) month before the date set for the meeting, the company should make the remote ballot paper available:

I – in the event of the shareholders’ meeting;

II – whenever the shareholders’ meeting is called to deliberate on the election of members:

a) of the fiscal board; or

b) of the board of directors, when the election becomes necessary due to vacancy of the majority of the positions of the board, by vacancy in a board that has been elected by multiple vote or to fill the vacancies dedicated to the separate election provided for under Articles 141, Paragraph 4 and 239 of Law No. 6404, of 1976; and

III - whenever a special shareholders’ meeting is called to occur on the same date scheduled for the shareholders’ meeting.

Paragraph 2 Without prejudice to the provisions of subsection II of Paragraph 1, the company may allow the remote ballot paper at any special shareholders’ meeting, abiding by the terms and conditions established in this Chapter III-A, except for Section IV.

Therefore, said companies are required to make available to their shareholders the remote voting ballot paper up to one month prior to the date scheduled for the ordinary shareholders’ meeting and the shareholders’ meetings convened to deliberate on the election of members of the Board of Directors and Fiscal Board, abiding by the provisions of CVM Instruction 561/2015, without prejudice to distance voting being used for shareholders’ meetings convened to deliberate on other matters, at the discretion of the company.

Therefore, in light of CVM Instruction 481/2009, Eletrobras should make available to its shareholders the Remote Voting Bulletin, pursuant to the provisions under Article 21-F of said Instruction.

It should be noted that the OFFICIAL LETTER/CVM/SEP/ No. 2/2020, issued by the CVM’s Superintendence of Corporate Relations (SEP), in its item 7.1.6, establishes that “The adoption of remote voting in a given shareholders’ meeting should always cover all matters included in the agenda, regardless of their presence or not in the list provided for under Article 21-A of CVM Instruction 481/09, as provided for under Article 21-F, paragraph 1, subsection I of said Instruction.”

2. Business Object of Shareholders’ Meeting

In accordance with Article 131 of LSA23, the Shareholders’ Meeting is ordinary when it has as its object the matters listed in the exhaustive list in Article 132 of the same legal provision, and special in the other cases24.

23 Article 131. The shareholders’ meeting is ordinary when it deals with the matters provided for in article 132, and special in the other cases.

24 Article 132. Annually, in the first four (4) months following the end of the accounting year, there shall be one (1) shareholders’ meeting to: I - take the accounts of the managers, examine, discuss, and vote on the financial statements; II - resolve on the allocation of net income for the year and the distribution of dividends; III - elect the managers and members of the fiscal board, when applicable; IV - approve the inflation adjustment of capital (Article 167) .

In addition, AGO should mandatorily be held annually, in the first four months following the end of the accounting year, to deliberate privately on the matters listed in the subsections of Article 132 of LSA, as transcribed below:

“I - take the accounts of the administrators, examine, discuss and vote the financial statements;

II - resolve on the allocation of the net profit of the year and the distribution of dividends;

III - elect the managers and members of the fiscal board, when applicable;

IV - approve the inflation adjustment of the capital (Article 167)."

It should be noted that, according to the sole paragraph of Article 131 of the aforementioned diploma, AGO and AGE may be cumulatively called and held at the same venue, date, and time, as well as recorded in a single minute. Nonetheless, attention should be drawn to the point made by Ricardo Tepedino, in the sense that, although consolidated in the same meeting, “each shall mee its own rules.”25

Once the general questions are resolved, we will examine the legal aspects of the Call for Bids and Management Proposal regarding Eletrobras’ AGO.

As for item 1, which refers to the management accountability and deliberation of the Financial Statements, this is a matter that reflects the exercise per se, by the shareholders, of the essential right of fiscalization to the management of corporate businesses, by virtue of Article 109, III of LSA26. It essentially concerns the accountability of managers, according to which they inform the shareholders that elected them about the equity situation and result of the previous accounting year, in a reliable manner and abiding by all accounting and corporate regulations. The approval of the managers’ proposal, at the AGO, has the capacity to relieve them of any responsibility, as well as the members of the CF that have expressed a favorable29 opinion, except in cases of error, fraud, willful misconduct or simulation27. It should be noted, however, that the matter has a predominantly economic-financial nature, and should be evaluated by the competent areas of the company.

25 Direito das Companhias, vol. I, SP: Forense, coord. Alfredo Lamy Filho e José Luiz Bulhões Pereira, 2010, p. 1020.

26 Article 109. Neither the Articles of Incorporation nor the Shareholders’ Meeting may deprive the shareholder of the rights to:

(...)

III - inspect, in the manner provided for under this Law, the management of corporate businesses;

With regard to item 2, which provides for the proposal of the Company’s management for the allocation of the results for the year, pursuant to Article 19228 of LSA, it is incumbent upon the management bodies to present to AGO, together with the financial statements, a proposal on the allocation to be whole made to the net profit for the year.

Regarding dividends, the provisions under Article 20229 of LSA, which establishes that mandatory dividends are those set forth under the Articles of Incorporation and that, in the event there is no such provision in said Articles, the mandatory dividend cannot be less than 25% (twenty-five percent) of the adjusted net income, under the terms of said article.

27 Article 134, paragraph 3 of LSA

Article 134. Once the shareholders’ meeting is opened, if required by any shareholder, the documents referred to in Article 133 and the opinion of the fiscal board, if any, shall be read, and submitted to the board for discussion and voting.

(...)

Paragraph 3 The unreserved approval of the financial statements and accounts relieves managers and auditors from liability, except for error, fraud, willful misconduct or simulation (Article 286).

28 Article 192. Jointly with the financial statements for the year, the company’s management bodies shall submit to the shareholders’ meeting, subject to the provisions of Articles 193 to 203 and the Articles of Incorporation, a proposal on the allocation to be made to the net profit for the year.

29 In this topic, relevant the warnings made by Nelson Eizirik in the sense that the accountability by the administrators unfolds in differentiated expository pieces: the financial statements, “in literal language”, and the management report, “in cursive language”, being it is true that the Assembly can approve the first, because it shows conformity with accounting and corporate rules, but reject the second, because it considers the management of social business to be reckless, and vice versa (in this respect, see The Commented Corporate Law - Articles 80 to 137, Vol. II, SP: Quartier Latin, 2015, pp. 433-444).

29 Article 202. Shareholders are entitled to receive as a mandatory dividend, in each accounting year, the portion of the profits established in the Articles of Incorporation or, if this is omitted, the amount set in accordance with the following rules:

I - half of the net profit for the year decreased or increased by the following amounts:

a) amount earmarked for the constitution of the legal reserve (Article 193); and

b) amount earmarked for the creation of the contingency reserve (Article 195) and reversal of the same reserve created in previous years;

II - the payment of the dividend established pursuant to subsection I may be limited to the amount of net income for the year that has been realized, provided that the difference is recorded as an unrealized profit reserve (Article 197);

III - profits recorded in the unrealized profit reserve, when realized and if they have not been absorbed by losses in subsequent years, shall be added to the first dividend stated after the realization.

Paragraph 1 The Articles of Incorporation may establish the dividend as a percentage of profit or capital, or set other criteria to ascertain the said dividend, provided that they are accurately and thoroughly regulated and do not subject minority shareholders to the discretion of the management bodies or the majority.

Paragraph 2 When the Articles of Incorporation does not provide for such matter and the shareholders’ meeting decides to change it to introduce a rule on the matter, the mandatory dividend cannot be less than 25% (twenty-five percent) of the adjusted net profit under the terms of subsection I of this Article.

Paragraph 3 The shareholders’ meeting may, provided that there is no opposition from any attending shareholder, decide on the distribution of a dividend lower than the mandatory amount, under the terms of this Article, or on the retention of the entire net income, in the following companies:

I - publicly-held companies exclusively for raising funds through debentures not convertible into shares;

II - closely-held companies, except those controlled by publicly-held companies that do not fit the condition provided for in subsection I.

Paragraph 4 The dividend provided for in this Article shall not be mandatory in the accounting year in which the management bodies inform the shareholders’ meeting that it is incompatible with the company’s financial situation. The fiscal board, if in operation, shall issue an opinion on such piece of information and, in the case of the publicly-held company, its manager shall forward to the Securities and Exchange Commission, within 5 (five) days of the shareholders’ meeting, a reasoning concerning such information transmitted to the meeting.

Paragraph 5 Profits that are no longer distributed under the terms of Paragraph 4 shall be recorded as a special reserve and, if not absorbed by losses in subsequent years, shall be paid as dividends as soon as the company’s financial situation so allows.

Paragraph 6 The profits not allocated under the terms of Articles 193 to 197 shall be distributed as dividends.

Therefore, the Articles of Incorporation of the Company wherein the Shareholders’ Meeting shall be held shall be reviewed, for each case, when its agenda includes the distribution of dividends, especially concerning any provision for priority in payment, in the case of preferred shares.

This is because, in addition to the mandatory dividends, the Articles of Incorporation of the Company that will hold the Shareholders’ Meeting may provide for priority in the distribution of dividends to preferred shareholders, which can be set, minimum or cumulative, according to Article 17, paragraph 4 of LSA30.

30 Article 17. Preferences or advantages of preferred shares may consist of:

(...)

Paragraph 4 Unless otherwise established under the Articles of Incorporation, the priority dividend is not cumulative, the share with a fixed dividend does not have interest in the remaining profits, and the share with a minimum dividend has interest in the profits distributed on equal terms with the common shares, after ensuring them a dividend equal to the minimum.

31 Thus says art. 202, § 6 of the LSA, according to which profits not transferred to Reserves, must be distributed as dividends. Verbs: Art. 202. Shareholders are entitled to receive as a mandatory dividend, in each fiscal year, the portion of the profits established in the bylaws or, if this is omitted, the amount determined in accordance with the following rules: [...]. § 6. Profits not destined under the terms of arts. 193 to 197 must be distributed as dividends.

In this regard, the Management Proposal states that:

"In the case of the Company, its Bylaws in article 45, paragraph 1 provide that this installment will be equal to 25% (twenty-five percent) of the net profit determined for the year, adjusted in accordance with the Corporations Act. The same provision is included in the Company’s Dividend Policy.

In the accounting year of 2019, the controlling company's net income amounted to BRL 10,697,124 thousand (Ten Billion, Six Hundred Ninety-Seven Million and One Hundred and Twenty-Four Thousand Brazilian Reais). Thus, in view of the legal and statutory provisions regarding the mandatory dividend, the portion corresponding to 25% (twenty-five percent) of the adjusted net income for the accounting year of 2019, equivalent to BRL 2,540,567 (Two Billion, Five Hundred Forty Million and Five Hundred and Sixty-Seven Thousand Brazilian Reais), shall be distributed to the Company's shareholders, pursuant to the preferred receipt of dividends among class “A” and “B” preferred shareholders.

(...)

That said, Management proposes the following allocation of income for the accounting year ended December 31, 2019:

ELETROBRAS	BRL Thousand
Allocation of Net Profit
Net Profit for the Year:	10,697,124
Basis of Distribution
(-) Legal Reserve (5% of Net Profit)	(534856)
(+) Realization of Reserve of Revaluation	-
= Tax Base for the Year	10,162,268
2019 Mandatory Dividend (25%)	2,540,567
Balance to Allocate of the Year of 2019	7,621,701

Total Dividends Payable in 2019
Mandatory Dividend of 2019 (25% of Adjusted Net Profit)	2,540,567
(+) Special Reserve (Article 202, Paragraph 5)	-
Total	2,540,567
(-) Preferred Share Dividend	(490,210)
(-) Ordinary Share Dividends	(2,050,357)
(=) Balance after Allocation	-

Allocation of Residual Income for the Period
Balance to Allocate of the Year of 2019	10,697,124
(-) Legal Reserve	(534,856)
(-) IFRS Adjustment 9/15	(157,205)
(-) Mandatory Dividends	(2,540,567)
Balance of Total to Distribute	7,464,496
(-) Book of Reserve under the Articles of Incorporation for Investments (50% of Net Profit)	(5,348,562)
(-) Constitution of Reserve under the Articles of Incorporation of Assessments and Designs (1% of Net Earnings)	(106,971)
(-) Book of Reserve of Retained Earnings (Article 196, LSA)	(2,008,963)
(=) Balance to Allocate of the Year of 2019	-

With regard to the constitution of reserves, Nelson Eizirik advocates that:

“Reserves are made up of resources earmarked for a specific purpose. They are part of the net profit that, due to a legal provision, provision under the Articles or meeting resolution, is retained in the company (....).

The Corporations Act establishes 2 (two) types of reserves: (i) capital reserve; and (ii) profit reserve.

(....)

The Corporations Act provides for 7 (seven) different types of profit reserves, namely: (i) legal reserve; (ii) reserves under the Articles of Incorporation (article 194); (iii) contingency reserve (article 195); (iv) reserve for tax incentives (article 195-A); (v) unrealized profit reserve (article 197); (vi) retention of profits (article 196) and (vii) special reserve for mandatory undistributed dividends (article 202, paragraph 5). The first is mandatory and the other ones are optional, as they depend on a provision under the Articles (reserve under the Articles of Incorporation) or on the resolution of the shareholders’ meeting (reserve for contingencies, reserve for tax incentives, retention of profits, reserve for unrealized profits and special reserve. ). ”

The legal reserve is that provided for under Article 19331 of LSA, which establishes that 5% of the net income for the year will be allocated to the constitution of the legal reserve, which will not surpass 20% of the capital. According to the law, the purpose of said reserve is to ensure the integrity of the capital and may only be used to offset losses or increase capital, only allowing the company to stop constituting it in the year in which the balance of this reserve, plus the amount of capital reserves referred to in Paragraph 1 of Article 18232 of LSA, surpasses 30% of the capital.

Article 19432 of LSA, provides for the reserve under the Articles of Incorporation, which may only be created if the Articles of Incorporation accurately and thoroughly establishes its purpose; to establish the criteria to determine the annual portion of the net profits that will be allocated to its constitution; and establish the maximum reserve limit.

Reserves deliberated on meetings are those provided for in Articles 195 to 19733 of LSA, that is, Contingency Reserves; Tax Incentive Reserve; Retention of Profits; and Unrealized Profit Reserve. According to Article 198 of LSA “the allocation of profits to constitute the reserves referred to in Article 194 and the retention under the terms of Article 196 cannot be approved, in each year, to the detriment of the distribution of the mandatory dividend (Article 202).” Article 19934, in turn, establishes the Company’s capital as the Limit of the Profit Reserve Balance.

31 Article 193. Out of the net income for the year, five percent (5%) will be applied before any other allocation, in the constitution of the legal reserve, which shall not exceed twenty percent (20%) of the capital stock.

Paragraph 1 The company may stop constituting the legal reserve in the year in which the balance of said reserve, plus the amount of the capital reserves referred to in paragraph 1 of Article 182, surpasses 30% (thirty percent) of the capital.

Paragraph 2 The purpose of the legal reserve is to ensure the integrity of the capital and may only be used to offset losses or increase capital.

32 Art. 182. The share capital account will specify the subscribed amount and, by deduction, the portion not yet paid.

§ 1 The accounts that register:

a) the contribution of the share subscriber that exceeds the nominal value and the part of the issue price of the shares without nominal value that exceeds the amount destined to the formation of the share capital, including in the cases of conversion into shares of debentures or beneficiary parties;

b) the proceeds from the sale of beneficiary shares and subscription bonuses;

c) (revoked);

d) (revoked).

Article 194. The Articles of Incorporation may create reserves provided that, for each one:

I - it accurately and thoroughly appoints its purpose;

II - it sets the criteria for determining the annual portion of net profits that will be allocated to its constitution; and

III - it establishes the maximum reserve limit.

33 Article 195. The shareholders’ meeting may, at the proposal of the management bodies, allocate part of the net income to the creation of a reserve with the purpose of offsetting, in a future year, the decrease in profit resulting from a loss deemed probable, the amount of which can be estimated.

Paragraph 1 The management bodies’ proposal shall establish the cause of the expected loss and justify, with the prudent reasons that recommend it, the constitution of the reserve.

Paragraph 2 The reserve shall be reversed in the year in which the reasons that justified its constitution cease to exist or in which the loss occurs.

Art. 195-A. The shareholders’ meeting may, at the proposal of the management bodies, allocate to the tax incentive reserve the portion of the net profit arising from donations or government subsidies for investments, which may be excluded from the tax base of the mandatory dividend (subsection I of the head provision of the Article 202 of this Law).

Art. 196. The shareholders’ meeting may, upon proposal of the management bodies, resolve to retain a portion of the net income for the year provided for in the capital budget previously approved by said meeting.

Paragraph 1 The budget, submitted by the management bodies with the justification for the proposed profit retention, shall include all sources of funds and capital investments, fixed or current, and may have a duration of up to 5 (five) years, except in the case of execution of an investment project for a longer period.

Paragraph 2 The budget may be approved by the shareholders’ meeting that decides on the balance sheet for the year and reviewed annually, when it lasts longer than one accounting year.

Art. 197. In the year wherein the amount of mandatory dividend, calculated under the terms of the Articles of Incorporation or Article 202, exceeds the realized portion of net income for the year, the shareholders’ meeting may, upon proposal of the management bodies, allocate the excess to the constitution of unrealized profit reserve.

Paragraph 1 For the purposes of this Article, the portion of net income for the year that exceeds the sum of the following amounts is considered realized:

I - the positive net result of equity accounting (Article 248); and

II – the net profit, income or gain on operations or the book of assets and liabilities at market value, whose financial realization period occurs after the end of the following accounting year.

Paragraph 2 The unrealized profit reserve may only be used to pay the mandatory dividend and, for the purpose of subsection III of Article 202, the unrealized profits of each accounting year that are the first to be realized in cash will be considered as part of the reserve.

Article 196 of LSA establishes that the retention of a portion of the profits should be proposed by the management bodies, to be deliberated by the shareholders at the Shareholders’ Meeting, and the law establishes that the proposal be based on a capital budget, which can be approved by the very AGO that resolves on the balance sheet for the year. The only reservation is that retained earnings should be allocated after deducting the amount sufficient to pay the mandatory dividend.35

34 Article 199. The balance of profit reserves, except for contingencies, tax incentives and unrealized profits, cannot exceed the capital. When this limit is reached, the meeting shall deliberate on the application of the excess in the payment or in the increase of the capital or in the distribution of dividends.

35 CARVALHOSA, Modesto. Comentários à Lei de Sociedades Anônimas. v.3. tomo II. São Paulo: Saraiva, 2003, p. 752.

With regard to the special reserve, provided for under Article 20236, Paragraph 4 and 5 of LSA, the Management Proposal informs that:

"In 2019, due to the Company's financial incapacity, a special dividend reserve (Article 202, paragraphs 4 and 5) was constituted in the amount of BRL 2,291,889 (Two Billion, Two Hundred and Ninety-One Million, Eight Hundred and Eighty-Nine Thousand Brazilian Reais).

The inability to pay the said reserve remains, at this moment, due to the uncertainties resulting from the worldwide coronavirus pandemic. The risks associated with this event were described in the Financial Statements Management Report for the year 2019 and in the Relevant Fact of March 27, 2020. Thus, the Company's Management, in view of its fiduciary duties, understands not to be prudent, for the time being, to make financial disbursements to distribute to its shareholders the resources retained in the Special Dividend Reserve, given that the world economic scenario, with consequences still immeasurable for Brazil and the Eletrobras System, demands greater caution on the part of the Company's management in cash management and in decisions that involve relevant amounts, mainly because Eletrobras System is responsible for strategic activities in the country that cannot be discontinued and/or have the quality compromised by the lack of resources for the operation and maintenance of its plants and transmission lines."

Thus, there is an irrefutable fulfillment of fiduciary duties by administrators in the face of the state of public calamity caused by the pandemic, still with uncertain and immeasurable repercussions, so that the triggering event for the reversal of the Reserve in question is not triggered - “situation compatible financial statement ”, followed by declaration and payment of the respective dividends, according to the terms of the referred paragraph 4th and 5th of article 202 of the LSA.

36 Article 202. Shareholders are entitled to receive as a mandatory dividend, in each accounting year, the portion of the profits established in the Articles of Incorporation or, if this is omitted, the amount set in accordance with the following rules:

§ 4 The dividend provided for in this article will not be mandatory in the fiscal year in which the management bodies inform the annual general meeting that it is incompatible with the company's financial situation. The fiscal council, if in operation, must issue an opinion on this information and, in the publicly-held company, its administrators will forward to the Securities and Exchange Commission, within 5 (five) days of the general meeting, justification of the information transmitted to the meeting .

Paragraph 5 Profits that are no longer distributed under the terms of Paragraph 4 shall be recorded as a special reserve and, if not absorbed by losses in subsequent years, shall be paid as dividends as soon as the company’s financial situation so allows.

Furthermore, it should be noted that, according to Article 20537 of LSA, the company shall pay the dividend of registered shares to the person that, on the dividend statement date, is stated as the owner or beneficial owner of the share.

At this point, it should be noted that the OFFICIAL LETTER/CVM/SEP/No. 2/2020, in its item 7.6, establishes that:

"In cases of capital increase, by private subscription, it is necessary that the management proposal states all relevant information, as well as being accompanied by all documents necessary for the shareholders' decision-making, such as:

(...)

e) inform whether the shares to be issued due to the capital increase will hold interests in equal conditions to all benefits, including dividends and any capital remunerations that may be approved during the year. If they hold interests on a pro rata temporis basis, inform the time as from when they will fully hold full interest in all benefits."

In this regard, in line with the aforementioned letter, the Eletrobras Management Proposal regarding the 175th AGE, which resolved on the company’s capital increase by private subscription, with capitalization of AFACs credits by the parent company União, expressly informed the shareholders that:

"3.5 - The interest of new shares in benefits that may be stated New common shares to be issued shall have the same rights, benefits and restrictions as existing common shares issued by the Company, including the same political rights, such as voting rights. The new common shares to be issued shall have full interest in dividends, interest on capital and any remuneration that may be stated by the Company as of the date on which such capital increase is approved by the Company Shareholders’ Meeting to be called especially for this purpose. This second Shareholders’ Meeting of the Company to approve the capital will only be called after the result of the subscribed and paid-in amounts. The new “B” preferred shares to be issued shall have the same rights, benefits and restrictions as existing “B” preferred shares issued by the Company. The new “B” preferred shares to be issued shall have full interest in dividends, interest on capital and any remuneration that may be stated by the Company as of the date on which such capital increase is approved by the Company Shareholders’ Meeting to be called especially for this purpose. This second Shareholders’ Meeting of the Company to approve the capital will only be called after the result of the subscribed and paid-in amounts.”

37 Article 205. The company shall pay the dividend of registered shares to the person that, on dividend statement date, is stated as the owner or beneficial owner of the share.

Therefore, the proposal of the Company’s management on the allocation of the results for the year, in the opinion of this PRJE, is in line with the applicable laws, with no legal hindrance to its deliberation, however, this Department refrains from expressing an opinion on the proposed values, since they are devoid of a legal nature.

With regard to item 3, election of members of the Fiscal Board, LSA establishes, in its Article 16238 that only natural persons residing in Brazil, university graduates, or those who have exercised for a minimum period of three years the position of company manager or fiscal director, may be elected to the Fiscal Board, with the election of members of management bodies and employees of the company or controlled company or of the same group being prohibited, not to mention the spouse or relative up to third degree of the company manager.  In the same sense there is provision under Paragraph 1 of Article 2639 of Law No. 13303/2016.

38 Article 162. Only natural persons residing in Brazil can be elected to the fiscal board, or else university graduates, or those who have worked for a minimum term of three (3) years as company managers or fiscal directors.

Paragraph 1 In places where there are not enough qualified persons to hold the office, the judge shall dismiss the company in compliance with the requirements established in this article.

Paragraph 2 In addition to the persons listed in the paragraphs of Article 147, the members of the management bodies and employees of the company, or those of a controlled company or of the same group may not be elected to the fiscal board, which includes the spouse or relative up to third degree of THE company manager.

39 Article 26.  In addition to the rules set forth in this Law, the provisions set forth in Law no. 6,404, dated December 15, 1976, regarding its powers are applicable to the members of the Fiscal Board of the government-owned company and government-controlled company, duties and responsibilities, requirements and impediments to investiture and compensation, in addition to other provisions established in said Law.

Paragraph 1 - They may be individuals, resident in Brazil, with academic qualifications consistent with the exercise of the office and who have exercised, for a minimum period of three (3) years, a management or advisory position in the public administration or position of tax director or company manager.

40Art. 162. Somente podem ser eleitos para o conselho fiscal pessoas naturais, residentes no País, diplomadas em curso de nível universitário, ou que tenham exercido por prazo mínimo de 3 (três) anos, cargo de administrador de empresa ou de conselheiro fiscal.

[...]

§ 2º Não podem ser eleitos para o conselho fiscal, além das pessoas enumeradas nos parágrafos do artigo 147, membros de órgãos de administração e empregados da companhia ou de sociedade controlada ou do mesmo grupo, e o cônjuge ou parente, até terceiro grau, de administrador da companhia.

It is worth mentioning that the impediments to investiture provided for in art. 147 of Law 6,404 / 76, as provided for in paragraph 2O of article 162 of the LSA40.

Besides, it should be noted that Article 24040 of LSA, establishes that one of the members and respective alternate of the Fiscal Board of government-controlled companies shall be elected for minority ordinary shares and the other by preferred shares, if any, as stated above.

Finally, it should be noted that Official Letter No. 227/2018/CVM/SEP/GEA-1, dated June 07, 2018, of the Securities and Exchange Commission - CVM, which expresses the understanding of this Commission in the sense that the preclusions established by Article 1741, Paragraph 2 of Law No. 13303/2016 are also applicable to candidates for the Fiscal Board of public companies and government-controlled companies.

In this sense, attention is also drawn to CEMIG’s precedent, in which CVM board expressly recognized that the preclusions established under Article 17 of Law No. 13303/16 are also applicable to candidates appointed to the Fiscal Board, to wit:

40 Article 240. The functioning of the fiscal board shall be permanent in the government-controlled companies; one of its members, and its alternate, shall be elected for the minority ordinary shares, and the other one for the preferred shares, if any.

41 “Article 17. The members of the Board of Directors and the nominees for the positions of officer, including President, General Officer and Chief Executive Officer, shall be chosen among citizens of unimpeachable reputation and of well-known knowledge, and one of the requirements of letters “a,” “b,” and "c” of subsection I and, cumulatively, the requirements of subsections II and III:

(...)

Paragraph 2 Appointing the following to the Board of Directors and executive board is forbidden:

I - a representative of the regulatory body to which the government-owned company or government-controlled company is subject, as Minister of State, Secretary of State, Municipal Secretary, holder of a position, without permanent connection with the public service, of a special nature or senior manahement and advice in the public administration, of statutory officer of political party, and holder of an office in the Legislative Branch of any federation entity, even if under a license from such office;

II - a person who has acted for the last 36 (thirty-six) months as a participant in the decision-making structure of a political party or in work connected to the organization, structuring, and performance of an electoral campaign;

III - a person that holds a position in a labor’s union;

IV - a person who has signed a contract or partnership, as supplier or buyer, applicant or offerer, of goods or services of any nature, with the political-administrative person controlling the government-owned company or government-controlled company or with the company itself for less than three (3) years prior to the date of appointment;

V - a person who has or may have any form of conflict of interest with the political-administrative person controlling the government-owned company or government-controlled company or with the company itself.”

“REQUEST FOR DISCONTINUANCE OF ADVANCE TIME FOR CALLING THE SHAREHOLDERS’ MEETING OF LIGHT S.A. - CASE SEI 19957.004466/2018-41

Reg. no. 1021/18

Rapporteur: SEP

Regarding Cemig's appointments of candidates for the fiscal board Marco Antônio de Rezende Teixeira, Paulo de Souza Duarte, Izauro dos Santos Callais, Germano Luiz Gomes Vieira, Eduardo Martins de Lima and Moacir Dias Bicalho Júnior, SEP initially analyzed the following legal issue: “are the preclusions established under Article 17 of the State-Owned Companies Act also applicable to candidates for the fiscal board?” In view of the provisions of Precedent 2, although it establishes that the reasoning followed for the extension of the requirements and preclusions established in the State-Owned Companies Act for managers to members of the committee of appointment and evaluation does not automatically apply to fiscal directors, SEP underscored that the fiscal board is a “relevant body of a company's governance system.” In this line, it was pointed out that, in Precedent 2, the prevailing interpretation was that the essence of Article 17 of the State-Owned Companies Act is aimed at improving governance structures, including by mitigating party political indications within the scope of state-owned companies. Thus, SEP concluded that extending “the preclusions of Article 17 of the State-Owned Companies Act also to the election of members of the fiscal board seems to be the most natural extension of Precedent 2 to the specific case.”

(...)

On the other hand, as regards the aforementioned appointments to Light's fiscal board, the Collective Body, by majority, following the conclusions of the technical area, concluded that there was an illegality in such appointments, understanding that the preclusions under Article 17, Paragraph 2 of the State-Owned Companies Act are also applicable to candidates for the fiscal board of state-owned companies. Officer Henrique Machado presented a vote on this point, in which he explained that the joint reading of Article 26 of the State-Owned Companies Act, with Articles 162, Paragraph 2 and 147, Paragraph 1 of Law 6404/76 leads to the conclusion that state-owned companies’ fiscal directors are subject to the general requirements and preclusions of corporations’ fiscal directors provided for in Law 6404/76, among which is eligibility for the position of manager. In addition to agreeing with such reasoning, President Marcelo Barbosa, in line with what was expressed by SEP, underscored his understanding expressed in Precedent 2 that the provisions under the State-Owned Companies Act should be interpreted in a systematic, teleological and historical manner, considering their intention to improve the governance of state-owned companies and mitigate political-party influences and appointments.”

Notwithstanding, it is emphasized that a preliminary injunction is required in the lawsuit filed by No. 1006938-45.2018.4.01.3800 of the 21st Federal Civil Court of the Judicial Section of the State of Minas Gerais, suspending the effects of the aforementioned decision, in the specific case.

However, it should be noted that a preliminary injunction is pending, aimed at suspending the effects of the aforementioned decision, in the specific case.

However, it should be noted that the “Appointment Policy in Holding and Subsidiaries, Affiliates, Foundations and Associations of Eletrobras Companies,” in its item 5.1.2.2, extends such preclusions to members of the Fiscal Board, in line with the best practices of corporate governance and with the Note of the Brazilian Institute of Corporate Governance - IBGC, dated November 18, 2019.

With regard to item 4, it should be noted that the establishment of the compensation of the managers and the Fiscal Board, although this matter is not expressly listed in the list of Article 132 of LSA, under the responsibility of the AGO, since the managers’ compensation, and that of the members of the Fiscal Board, should have a forecast in the budget, which must also be approved in said bidding, otherwise it shall not reliably represent the Company’s expenses. Furthermore, the compensation is a matter arising under subsection III of Article 132 of LSA, which, when providing for the election of managers, usually already includes the respective compensation.

Jurist Modesto Carvalhosa states in the same sense, as follows:

“The shareholders’ meeting is the only competent body to set the overall compensation of both the directors and officers. The Articles of Incorporation only establishes some parameters, bases or criteria for the deliberation at the shareholders’ meeting.

The powers to determine the direct and indirect compensation and also the non-statutory share of the managers in the company profits are of the ordinary shareholders' meeting, and should do so concurrently with the election of the managers and, if applicable, annually, when one of their terms of office expires.42”

In due time, the provisions of LSA in the sense that the compensation of board directors and fiscal directors shall be set at the Shareholders’ Meeting, pursuant to Articles 15243 and 162, Paragraph 344 respectively, of said law, so that there is no obstacle to deliberation of the matter in the AGO.

Still regarding the remuneration of the managers, the information provided by the Company in Annex 04 of the Management Proposal, to wit:

“It should be noted that the process of setting the remuneration of Eletrobras’ Directors, pursuant to Decree 10072/19, is guided by the guidelines of the State-Owned Companies Coordination and Governance Secretariat (SEST), which in 2020 established that there should be no adjustment for all state-owned companies, regardless of the specifics of each organization. In addition, Appellate Decision 830/2019-TCU, of April 10, 2019, still in force, issued at the 2019 AGO, on a preliminary basis, ordered that Eletrobras refrain from deliberating on a possible grant of a remuneration increase of any kind to its management, until the said Court carries out the analysis of information about the state-owned company's financial situation, especially the existence of signs of dependence on the National Treasury. In fact, it should be noted that in 2019, Sest initially indicated an adjustment of 11.75%, which was suspended due to said Appellate Decision.

42 CARVALHOSA, Modesto. Comentários à Lei de Sociedades Anônimas. São Paulo: Saraiva, 2009, v. 3. p. 263.

43 Article 152. The shareholders’ meeting shall determine the total or individual amount of the directors’ compensation, including benefits of any nature and representation fees, taking into account their responsibilities, the time spent on their duties, their professional competence and reputation, as well as the value of their services in the market.

Paragraph 1 The company's Articles of Incorporation that establishes the mandatory dividend in twenty-five percent (25%) or more of the net profit, may attribute to the managers a share in the company’s profit, provided that its total does not exceed the annual managers’ compensation nor 0.1 (one tenth) of profits (Article 190), whichever is the lower.

Paragraph 2 The managers shall only be entitled to sharing of the profit of the accounting year in which the mandatory dividend referred to in article 202 is attributed to the shareholders.

44 Article 162 (....)

(...)

Paragraph 3 The compensation of the fiscal board’s members, in addition to the compulsory reimbursement of travel expenses and accommodations necessary for the performance of the position, shall be set by the shareholders’ meeting that elects them, and may not be lower for each member in office, to ten percent of the average, attributed to each officer, not counting benefits, representation funds, and profit sharing.

(...)

Notwithstanding the risks indicated but considering the positioning of TCU and the guidelines of SEST, the remuneration proposal establishes that there is no adjustment in the fees of each member of the Executive Board. As a consequence, there will also be no adjustment for the members of the board of directors, fiscal board and members of the Statutory Audit and Risk Committee, whose remuneration is indexed to the remuneration of the executive board.

In addition, it should also be noted that for the period from April 2020 to March 2021, in line with the TCU Appellate Decision, that, in a preliminary injunction, ordered that Eletrobras does not resolve on remuneration increases, the remuneration proposal states the maintenance of the same target values for RVA 2018, approved by Sest in 2018. In this sense, considering that the RVA account with no funds for April 2019 to March 2020 was included in the amounts approved at the 59th AGO in 2019, it should be noted that the fact that the 2018 fee targets are repeated in this proposal automatically implies total amounts higher than those approved in 2019. Therefore, despite the increase in the total amount, it is noted that there is no proposal to adjust the variable remuneration of managers.”

In view of the foregoing, no obstacle is seen, from a legal point of view, for deliberating the item under the terms now proposed, however, this Department refrains from expressing an opinion on the amounts and rationale for setting individual remuneration, since they are devoid of a legal nature.

Lastly, regarding the compensation of the members of the Audit and Risks Committee of the Company, Article 1645, subsection III of Eletrobras’ Articles of Incorporation is the subject matter of the shareholders’ meeting refletindo previsão do § 8o do art. 38 do Decreto 8.946/201646.

45 Article 16. The Shareholders’ Meeting shall be held within the first four months following the end of the fiscal year, at a date and time previously fixed to:

(...)

III - to elect and remove the members of the Board of Directors and those of the Fiscal Board, and set the remuneration of the administrators and of the Fiscal Board, when applicable, observing the applicable laws.

With regard to item 5, the Management Proposal clarifies that:

"The Brazilian Corporate Act establishes, in its Article 289, that the publications ordered by said Act shall be made in the official body of the Federal Government [Official Gazette of the Federal Government - DOU] or of the State (Official Gazettes of the States - DOEs) or the Federal District (Official Gazette of the Federal District - DODF), depending on the location of the company's registered office, and in another widely circulated newspaper published in the location where the company's registered office are located. And it adds, in paragraph three, that the company should make the publications provided for in the Law always in the same newspaper, and any change should be preceded by a notice to shareholders in the minutes of the shareholders’ meeting.

Thus, considering that Eletrobras is headquartered in Brasilia, Federal District, legal publications must be made:

•        In DOU or DODF; and

•        In a widely circulated newspaper in Brasília, Federal District.

In August 2019, the Audit and Statutory Risk Committee - CAE of Eletrobras submitted to the Communication Superintendence - PRC, the area responsible for the company's advertising activities, a request for a proposal to rationalize legal advertising resources.

(...)

In view of the foregoing, considering the provisions under the Corporations Act, our recommendation is to propose to the Eletrobras’ AGO that the Company's legal publications should be made only in the Official Gazette of the Federal Government - DOU and in “Jornal de Brasília.”

46 Art. 38. A empresa estatal deverá possuir Comitê de Auditoria Estatutário como órgão auxiliar do Conselho de Administração da empresa, se houver, ou de sua controladora, ao qual se reportará diretamente, observado o disposto no art. 16.

[...]

§ 8º A remuneração dos membros do Comitê de Auditoria Estatutário será fixada pela assembleia geral, em montante não inferior à remuneração dos Conselheiros Fiscais.

In this regard, considering that the proposal aims to optimize the use of resources and that Article 28947, Paragraph 3 of Law 6404/76 establishes that the Company should make the publications provided for under this law always in the same newspaper, and any changes should be preceded by a notice to shareholders in the minutes of the AGO, there are no legal obstacles for deliberation of the theme in the meeting under analysis.

With regard to item 1 of the AGE’s agenda, which provides for amendments to the Articles of Incorporation, it should be noted that the business should be resolved at an AGE, as it is the responsibility of this body to approve amendments to the Company’s Articles of Incorporation, pursuant to the provisions of Article 13548 of LSA.

47 Article 289. The publications ordered by this Law will be made in the official body of the Federal Government or the State or the Federal District, depending on the place where the company's registered office is located, and in another widely circulated newspaper published in the location where the company’s registered office is located.

Paragraph 1 The Securities and Exchange Commission may decide that the publications ordered by this Law are also made in newspapers of great circulation in the locations where the company’s securities are traded on the stock exchange or over the counter market, or disseminated by some other means that ensure its wide dissemination and immediate access to information.

Paragraph 2 If a newspaper is not published in the place where the company’s registered office is located, the publication will be made in a body of great local circulation.

Paragraph 3 The company should make the publications provided for in this Law always in the same newspaper, and any change should be preceded by a notice to shareholders in the extract of the minutes of the shareholders’ meeting.

Paragraph 4 The provisions at the end of Paragraph 3 do not apply to any publication of minutes or balance sheets in other newspapers.

Paragraph 5 All publications provided for under this Law should be filed with the trade registry.

Paragraph 6 Publications of the balance sheet and profit and loss statement may be made by adopting thousands of Brazilian Reais as currency.

Paragraph 7 Without prejudice to the provisions of the head provision of this article, publicly-held companies may also make these publications available on the World Wide Web.

48 Article 135. The special shareholders’ meeting that aims at the reform of the Articles of Incorporation shall be opened in the first call with the attendance of shareholders representing at least 2/3 (two thirds) of the voting capital, but may be opened, in a second instance, with any number.

Paragraph 1 the acts connected to amendments of the Articles of Incorporation, to be enforced against third party, are subject to the filing and publication formal requirements, but the failure to comply with such formal requirements may not be filed, by the company or its shareholders, againts bona fide third party.

Paragraph 2 The provisions under Article 97 and its paragraphs 1 and 2 and Article 98 and its Paragraph 1 shall be applicable to the acts of amendment of the Articles of Incorporation.

Paragraph 3 The documents relevant for the matter to be discussed at the special shareholders’ meeting shall be made available to the shareholders at the company's headquarters on the occasion of the publication of the first notice convening the shareholders' meeting.

Thus, it should be noted that, as it is the object of AGE, the amendment of the Articles of Incorporation shall meet the formal requirements set forth under aforementioned Article 135, as well as the previous statement of the relevant regulatory agencies.

In this vein, attention should be drawn to the provisions under Article 9849, subsection VI, letter “d” of Annex I of Decree no. 9.745/2019, dated April 08, 2019, in which it is incumbent on the Office of Coordination and Governance of State Enterprises - SEST to previously make statements about the matters provided for under this provision, chiefly the amendment to the Articles of Incorporation.

Regarding the content of the intended changes, the Management Proposal informs that SEI Official Letter 16419/2020-ME, dated January 22, 2020, ordered that Eletrobras call a Special Shareholders’ Meeting, on the same date as the Shareholders’ Meeting to resolve on amendment to the Articles of Incorporation to adapt to Law No. 13844/2019 that establishes the basic organization of the bodies of the Presidency of the Republic and the Ministries.

That said, taking into account that the intended changes will occur, exclusively, due to legal adequacy, there is no legal obstacle to such changes.

As for the internal approval of the issue, it should be approved by the Board of Executive Officers, in accordance with Article 4750, subsection I of ELETROBRAS’ Articles of Incorporation, followed by the referral to the Company’s Board of Directors, based on Article 3651, subsection IX of ELETROBRAS’ Articles of Incorporation, for subsequent call of the Shareholders’ Meeting of ELETROBRAS, in accordance with Article 17, subsection  I52, of the Articles of Incorporation of Eletrobras, also considering Article 14253, subsection IV of LSA 76.

49 “Article 98.  The Secretariat of Coordination and Governance of State-Owned Companies is responsible to:

(...)

VI - make its statement about the following matters connected to public state-owned companies:

(...)

d) Articles of Incorporation and its amendments;”

50 Article 47. In the exercise of its duties, Board of Executive Officers shall especially:

(...)

I - prepare and submit to the Board of Directors Eletrobras’ administrative organization fundamental guidelines, as well as approve the referral of other matters within the competence of said Board;

51 Article 36. In the exercise of its duties, the Board of Directors is also responsible, without prejudice to the powers set forth in the applicable laws, for:

(...)

IX - convene the General Shareholders' Meeting, in the cases provided for in Law No. 6404 of 1976, or whenever deemed appropriate;

It should also be noted that approving or not the terms of the Management Proposal reviewed hereunder stands as a question of administrative merit, lacking legal status. Therefore, this analysis is not the responsibility of this advisory, being in charge of the judgment of convenience and timeliness of the manager.

It should be noted that the legal opinion set out in this opinion is purely opinionated, which is the position which we think is more in line with the legal provisions applicable to this case.

As a result, in accordance with paragraph 4 of the Manual of Good Consulting Practice of the Office of the General Counsel for the Federal Government, we would like to render it clear that any stamps in the documents forwarded to PRJE merely stand as a mechanism for certification of the sheets actually reviewed by the counsel, and thus not replace or disregard the corresponding legal opinion.

In view of the foregoing, pursuant to the adjudication upon the merits, and the above considerations, besides taking the favorable position of the competent Departments into account, hereby there is approval of the Management Proposal for the he 60th AGO and 178th AGE of Eletrobras, along with the Report to the Board of Executive Officers, the draft Resolution only for the purpose of controlling what has been reviewed by this PRJE, given that the content of such documents is the responsibility of the Financial Department.

To the best of our knowledge, this is the opinion.

For appraisal of higher instance.

52 Article 17. In addition to cases provided for by law, the Shareholders’ Meeting shall meet whenever the Board of Directors deems it convenient and, in particular, to deliberate on the following matters:

I - sale, in whole or in part, of shares of the capital stock of Eletrobras or its subsidiaries;

53 Article 142. The Board of Directors shall:

(...)

IV - call the shareholders’ meeting when it deems it feasible, or in the case of Article 132;

Cristiane Vieira de Paiva Villela

LIST OF ANNEXES – EGM

All documents related to the matter to be resolved by the 60th ASM and 178th EGM are available to shareholders on the Company's website (www.eletrobras.com/elb/age), as listed below:

ANNEX 01 – Proposed Change

ANNEX 02 – Consolidated Bylaws

The Company, through its Market Relations Department, by calling (55) (21) 2514-6333 or (55) (21) 2514-6331 and ombudsman-ri@eletrobras.com is at your entire disposal for further inquiries. clarifications about the 60th Annual Shareholders’ Meeting and 178th Extraordinary General Shareholders' Meeting.

ANNEX 01

Proposed Change

Current Wording	Proposed Changes (Highlighted)	Origin and Justification of the Proposed Changes
Art. 32. II - one director appointed by the Minister of Planning, Development and Management, according to the applicable law;	Art. 32. II - one director appointed by the Minister of Economy, according to the applicable law;	Update of the names of the ministries according to Law 13,844/2019, as requested in Official Letter SEI 378/2019/CAS/PGACFFS/PGFN-ME.

Art. 36. XXII – deliberate on the appointment and dismissal of holders of the Internal Audit, after approval of the Ministry of Transparency and Office of the Federal Controller General, Ombudsman’s Office, and Governance Office;

Art. 36. XXII – deliberate on the appointment and dismissal of holders of the Internal Audit, after approval of the Office of the Federal Controller General, Ombudsman’s Office, and Governance Office;

Art. 50. I - 01 (one) member and the respective substitute appointed by the Ministry of Finance, as representative of the National Treasury, which shall be a public servant with permanent office at the federal government;

Art. 50. I – 01 (one) member and the respective substitute appointed by the Ministry of Economy, as representative of the National Treasury, which shall be a public servant with permanent office at the federal government;

ANNEX 2

Bylaws

BYLAWS OF CENTRAIS ELÉTRICAS BRASILEIRAS S.A. – ELETROBRAS

CHAPTER I

Name, Organization, Headquarters and Social Object

Art. 1 Centrais Elétricas Brasileiras S.A. – Eletrobras is a mixed capital corporation, established in accordance with the authorization provided by Federal Law 3,890-A, dated April 25, 1961 and governed by the present Bylaws.

Art 2 Eletrobras, as a company indirectly governed by the public Federal Administration, shall be ruled by Law 3,890-A, of 1961, and by Law 13,303, of 2016 and its rules, by the specific legislation for corporations (sociedade por ações), and by special dispositions of federal laws, when applicable, and by the present Bylaws.

Sole paragraph. The company, its shareholders, managers and members of the Fiscal Council are subjected to the provisions of the Corporate Governance Level 1 Listing Regulations of BM&FBOVESPA (the "Level 1 Regulations").

Art 3 Eletrobras has its head offices in the Federal Capital and central office in the city of Rio de Janeiro, constituted for an indefinite period and will operate directly or through its subsidiaries or companies with which it may become associated, and the company may also open offices in Brazil and abroad in order to further its social object.

§ 1 Eletrobras, directly or through its subsidiaries, or controlled companies, may participate, with or without allocation of funds, in the establishment of consortia or participate in companies, with or without major participation in Brazil or abroad, for the direct or indirect production, transmission or distribution of electricity.

§ 2 The validity of any and all instruments executed by Eletrobras directly or through its subsidiaries or controlled companies, in order to achieve the objective set out in paragraph one of this article, is subject to the approval of at least 2/3 of all members of the Board of Directors.

§ 3 For the purposes of the participations mentioned in the first paragraph, Eletrobras will be responsible for raising the funds that are necessary for the performance of its social object as well as those of its subsidiaries or controlled companies, and it may delegate such activity to them subject to the provisions under the Policy of Responsibilities.

§ 4 Any subsidiaries that Eletrobras might establish, subject to prior legal authorization, will be subject to the general principles of Law 3,890-A, of 1961.

§ 5 The subsidiaries will follow the administrative, financial, technical and accounting rules established by Eletrobras.

§ 6 The representatives from Eletrobras in the management of the companies, subsidiaries or not, in which Eletrobras participates, will be chosen by the Board of Directors, according to criteria established under the law, these bylaws or the Policy of Appointment of companies of Eletrobras.

Art. 4 The corporate purpose of Eletrobras is:

I - to carry out studies, projects, construction and the operation and building of power units and transmission lines and the distribution of electric energy, as well as to enter into company transactions in connection with these activities, such as the trading of electric energy;

II - to cooperate with the Ministry to which it is subject, in order to establish the country's energy policy;

III - to grant loans to electric energy public utilities under its control, and to provide guaranties, in Brazil or abroad, in favor of electric power utilities, as well as to purchase bonds issued by Eletrobras;

IV - to provide guaranties, in Brazil or abroad, in favor of electric energy public utilities under its control;

V - to promote and support research of its business interest in the energy sector, connected to the generation, transmission and distribution of electric energy, as well as studies regarding the utilization of reservoirs for various purposes;

VI - to contribute to the training of the technical personnel required by the Brazilian electric energy sector, as well as to the preparation of qualified labor, by means of specialized courses, whereto it may also grant assistance to educational entities in Brazil or scholarships abroad and may sign agreements with entities which cooperate in the formation of specialized technical personnel;

VII - to cooperate technically and administratively with the companies in which it is a shareholder and with the divisions of the Ministry to which it is subject.

VIII - to participate in associations or organizations of technical, scientific and entrepreneurial nature, of regional, national or international scope, which may be of interest to the electric energy sector; and

IX - to participate, according to on-going legislation, in programs designed to increase the usage of alternative sources of electric power generation, in addition to the rational use of power and the implementation of smart power networks.

CHAPTER II

Obligations

Art 5 Eletrobras, according to the applicable legal provisions, shall, among other obligations:

I - operationalize programs for the furtherance of the universal access to electric energy;

II - guide its efforts by the sustainability of the economic, financial, social and environmental balance in the business operations and opportunities;

III - support the activities connected to the furtherance and encouragement of the national industry of materials and equipment earmarked for the electric energy sector, by means of the operation of CEPEL - Center for Studies and Research on Electric Energy;

IV - develop programs, projects, and activities of furtherance and guidance of consumers, aiming at the efficient use of energy;

V – prepare and publish the Code of Ethics and Conduct of Eletrobras companies, in accordance with the company’s principles and values, as well as the applicable laws;

VI - follow the Compliance Program of Eletrobras companies;

VII – follow and make its controlled companies follow the requirements of transparency provided for under the applicable laws; and

VIII - act in full compliance with the Code of Ethics and Conduct of Eletrobras Companies and the United States Foreign Corrupt Practices Act of 1977, 15 U.S.C. §78-dd-1, et seq., as amended), hereinafter referred to as FCPA, and Law no. 12,846/2013, as well as any applicable anti-bribery and anti-corruption laws, or any other laws, rule or regulation of similar purpose and effect, refraining from adopting any practice that may be forbidden for legal persons subject to FCPA and the Brazilian anti-corruption laws.

Art 6. Eletrobras shall take all applicable measures for its managers, agents, employees and any other people acting on its behalf, as well as of its controlled companies, managers, agents, employees and any other people acting on behalf of the latter, to proceed in accordance with the provisions under the Code of Ethics and Conduct of Eletrobras Companies, FCPA, and the Brazilian antibribery laws.

CHAPTER III

Capital, Shares and Shareholders

Art. 7. The capital stock is R$ 39,057,271,546.52 (thirty-nine billion fifty seven million two hundred seventy one thousand five hundred and forty six reais and fifty two cents), divided into 1,288,842,596 (one billion, two hundred and eighty eight million, eight hundred and forty-two thousand, five hundred and ninety-six) common shares, 146,920 (one hundred forty-six thousand, nine hundred and twenty) preferred class A shares and 279,941,394 (two hundred seventy nine million nine hundred and forty one thousand three hundred and ninety four) class B preferred shares, all without nominal value.’

Art 8. Eletrobras' shares shall be:

I - common, under nominative form, entitled to vote; and

II - preferred, under nominative form, not entitled to vote at Shareholders’ Meetings;

§ 1 Both kinds of shares may be kept in deposit accounts in the names of their respective holders, in the form of book shares, without the issue of any stock certificates, in a financial institution appointed for this purpose.

§ 2 Whenever a transfer of ownership of shares occurs, the financial institution with which they are deposited may collect from the assigning shareholder the cost of any services in connection with the Brazilian transfer thereof, subject to the maximum rates established by the Brazilian Securities and Exchange Commission (CVM).

Art 9. Preferred shares cannot be converted into common shares and shall have preferential right to reimbursement of capital and in the distribution of dividends.

§ 1 Preferred Class “A” shares, which are those subscribed until June 23, 1969, and bonus shares resulting from such shares, shall receive priority in the distribution of dividends, of eight percent over the capital belonging to that type and class of shares, to be equally divided between them.

§ 2 Preferred class “B” shares, which are those subscribed after June 23, 1969, shall receive priority in the distribution of dividends, at six percent over the capital belonging to that type and class of shares, to be equally divided between them.

§ 3 Preferred shares shall participate, on equal terms, with common shares, in the distribution of dividends, after the former have been assured the minimum dividend provided for in 1st and 2nd paragraphs, subject to the following paragraph.

§ 4 Preferred shares shall be entitled to receive dividends, per share, of at least ten per cent above the dividend paid to each common share.

Art 10. Eletrobras' capital increases shall be implemented by means of public or private subscription and incorporation of reserves, and any resources obtained shal be capitalized in accordance with the laws in force at the time.

§ 1 When capital increases take place, all shareholders of Eletrobras shall have preemptive rights proportional to their equity interest, and the Federal Government shall subscribe for a number of common shares, in order to ensure it a minimum of 50% plus one share of the voting capital.

§ 2 Eletrobras may effect any capital increase, by means of subscription of shares or conversion of bonds or share credits, provided it maintains the limit of 2/3 of preferred shares in relation to the total issued shares.

Art 11. The payment for shares shall comply with terms and regulations stipulated by the Board of Directors of Eletrobras.

Sole paragraph. Any shareholder who does not make payment in compliance with the terms and regulations set forth in this article shall be legally liable for the payment of any index adjustment, with 12% (twelve per cent) interest p.a. and a fine of 10% (ten per cent) calculated on the overdue installment.

Art 12. Eletrobras may issue multiple share certificates.

§ 1 Any grouping or split of shares may be made upon the shareholder's request, provided that the expenses incurred with the substitution of certificates, which cannot exceed the costs incurred, shall be paid by such shareholder.

§ 2 The services of conversion, transfer and split of shares may be temporarily suspended, in accordance with the principles and limitations of the laws in force at the time.

Art 13. Eletrobras may issue non- convertible bonds and debentures, the latter with or without the guarantee of the National Treasury.

Art 14. Eletrobras, after deliberation by the Board of Directors, may purchase its own shares for cancellation, or maintenance in Treasury and further sale, up to the value of revenues and reserves, except for the legal reserve, in accordance with legal and regulatory measures.

Art 15. The redemption of shares of one or more classes may be effected according to the resolutions of the Extraordinary Shareholders’ Meeting, not dependent upon approval by a Special Shareholders’ Meeting, according to the types and classes in question.

CHAPTER IV

Shareholders’ Meeting

Art 16. The Ordinary Shareholders’ Meetings shall be held within the four months immediately following to the close of the fiscal year, at an hour and on a date previously set, for:

I - the appreciation of the accounts prepared by the managers; examination, discussion and voting of financial statements;

II - resolutions about the use of the net profit for the fiscal year and the distribution of dividends; and

III - election and dismissal of the members of the Board of Directors of Eletrobras and the Fiscal Council, and fixing the remuneration of the managers and members of the Fiscal Council and Audit and Risk Committee, in accordance with applicable legislation.

Art 17. Besides the instances provided for in the applicable laws, the Shareholders’ Meeting shall meet whenever the Board of Directors of Eletrobras deems it advisable and, specifically, decide about the following matters:

I - the assignment of all or any part of its shares in the share capital of Eletrobras or its subsidiaries;

II - capital change;

III - waiver of the right to subscribe for debentures or shares convertible into shares of its subsidiaries;

IV - the issue of debentures convertible into shares or the sale thereof, if they are treasury stock;

V - the sale of debentures convertible into shares owned by Eletrobras, issued by its subsidiaries;

VI - the issue of any other titles (títulos) or securities, in Brazil or abroad;

VII - any splitting, merger or incorporation, dissolution and wind-up of the company;

VIII - any exchange of shares or other securities;

IX - exchange of shares of one or more classes, independently of approval by the Special Shareholders’ Meeting of the types and classes in question.

X – reform of the Bylaws;

XI - authorization for the company to bring suit to enforce civil liability on the managers for loss caused to its assets;

XII - election and dismissal, at any time, of liquidators, taking their accounts into consideration; and

XIII – evaluation of the assets of the shareholder to be considered for share in the social capital.

§ 1. The minimum time period between the first announcement of the Shareholders’ Meeting and the date of the meeting shall be 15 days and 8 days for the second notice.

§ 2 The General Shareholders’ Meeting may only deliberate on the agenda business, referred to in the respective notice of meeting, precluding the approval of general subjects.

§ 3 The deliberations of the Shareholders’ Meeting shall be carried out by majority votes, except for those requiring qualified quorum, being the vote of each individual representative proportional to the shareholding participation in the company's share capital.

§ 4 The deliberations of the General Shareholders’ Meeting shall be booked in the minutes, and may be summarized.

§ 5 - The declaration of vote can be registered if the shareholder representative so decides.

§ 6 Any shareholders abstaining from voting must be registered in the minutes and in the disclosure document of the Shareholders’ Meeting.

§ 7 The Board of Directors shall be responsible to deliberate on the convening of the Shareholders’ Meeting. The Fiscal Council and shareholders shall be responsible in the cases provided for under the law.

§8º The chair, conducting the proceedings of the Shareholders’ Meeting shall consist of the Chief Executive Officer of Eletrobras or his substitute and a secretary, chosen from among those present.

Art 18. The public notice shall state that the presence of the shareholders at the General Meeting is conditioned upon compliance with the requirements established by the law for this purpose.

Art 19. Shareholders may be represented by a proxy at the Shareholders’ Meetings, in accordance with the provisions of article 126, of Law 6,404 of 1976.

§ 1 The documents evidencing the condition of shareholder and his representation shall be delivered at the office of Eletrobras, according to the notice of meeting, up to 72 (seventy-two) hours before the Shareholders’ Meeting is held.

§ 2 Will be admitted to the General Shareholders Meeting all shareholders who attend with the full documentation needed to the participation in the Meeting

§ 3 The recognition of signatures of the instrument of mandate is not required for non-resident shareholders and holders of depositary receipts, and the proxy may be deposited at Eletrobras' head-office within seventy-two hours prior to the the day scheduled for the Shareholders’ Meeting.

§ 4 The representation of the Federal Government at the Shareholders’ Meetings will be made according to the applicable federal law.

§ 5 Eletrobras shall facilitate the remote participation and voting, in accordance with the Instruction of the Securities Commission – CVM.

CHAPTER V

Management

Art 20. The management of Eletrobras, in accordance with these Bylaws and legislation in force, is the responsibility of the Board of Directors and the Board of Executive Officers.

Art 21. The exercise of the functions of the management of Eletrobras is reserved for Brazilian individuals, with members of the Board of Executive Officers having to be resident in the country, and depending on the law, the same may be required for other management positions

§ 1 The minutes from the Shareholders’ Meeting, or meeting of the Board of Directors, which had elected, respectively, directors and executive officers, should state the qualifications of each member and their mandate period, and if so required by law, such additional requirements as the law prescribesirements, which will be filed at the head-office.

§ 2 The requirements shall be evidenced in documentation, resorting to the information referred to in standardized form, approved by the Office of Coordination and Governance of State-owned Companies.

Art 22. The investiture into the management office of Eletrobras shall follow the conditions imposed under the applicable laws, as well as those under the Policy of Appointment of Eletrobras companies.

§ 1 Whenever the Policy of Appointment intends to impose requirements additional to those established under the applicable laws onto the Eletrobras’ Directors, such requirements shall be forwarded for deliberation of the shareholders, at General Shareholders Meeting.

§ 2 In addition to the conditions for the investiture referred to in the head provision of this Art, the nominee for the officer’s position, in addition to the Chief Executive Officer, should have:

I - professional experience of at least 5 (five) years in the position or assignment, directly connected to the main theme of the Executive Board.

Art 23. Officers shall not discuss subjects that conflicts with their interests or the interests of third parties under their influence, in accordance with the terms of article 156 of Law 6,404 of 1976. In this case, an officer must declare such interest and refrain from discussing the subject.

Art 24. The members of Board of Directors and Executive Officers will take office after signing their investiture, undersigned by the Chief Executive Officer and by the director or executive officer that took office, at the minute book from the Board of Directors of Eletrobras, or the Board of Executive Officers, as the case may be.

§ 1 In the event that the CEO of Eletrobras is the one who takes office, the State Minister to whom Eletrobras is linked shall also sign the term of investiture.

§ 2 In the event that such investiture is not signed within thirty days following the indication, the appointment will be canceled, unless a justification is accepted by the office to which the member has been appointed.

§ 3 The investiture must contain, subject to becoming null, the indication of at least one address at which the officer will receive process for administrative and legal proceedings regarding their management, which shall be deemed accomplished by means of delivery at the indicated address, which can only be changed by written notification to Eletrobras.

§ 4 Taking office of the Board of Directors and the Board of Executive Officers is subject to the signing the Management Consent Form (Termo de Anuência dos Administradores), pursuant to the Level 1 Regulation as well as the applicable legal requirements.

Art 25. Each management board member shall, before entering and leaving office, submit an annual statement of assets to the company, the Public Ethics Committee of the Presidency of the Republic – CEP/PR and the Audit Court.

Art 26. The term of management of the members of the Board of Directors and the Executive Board shall be extended until the effective investiture of the new members.

§ 1 For the deadlines set forth at the start of Arts 32 and 42, the previous periods of management or performance occurred within less than 2 (two) years will be considered.

§ 2 Once the maximum management deadlines set forth at the start of Arts 32 and 42 are reached, the return of the member of the Board of Directors or of the Board of Executive Officers may only occur after a period equivalent to a term of management.

§ 3 For the purposes of the provisions of the head provision of Art 42, the appointment of a director to serve on another executive board of Eletrobras is not considered as a reinstatement.

Art 27. The elected directors shall participate, in the inauguration and annually, in the specific training on corporate and capitals market laws, disclosure of information, internal control, code of conduct, Law 12,846/2013, and other subjects connected to the activities of Eletrobras.

Sole paragraph. It is hereby forbidden to reinstate a manager who does not participate in any annual training provided by the company over the last two years.

Art 28. The Board of Directors of Eletrobras and the Board of Executive Officers may hold meetings when the majority of their members are present and their decisions shall be taken, respectively, by voting of the majority of the directors and executive officers present at the meetings.

§ 1 Minutes should be drawn up after each meeting, and said minutes shall be signed by all the members present.

§ 2 The Board of Directors of Eletrobras shall meet ordinarily, once a month, and the Board of Executive Officers, once a week.

§ 3 It is the responsibility of the Chairman of the Board of Directors and the Chief Executive Officer or the majority of the members of each committee of the company`s management, to call, extraordinarily, the meetings of Board of Directors of Eletrobras and of the Board of Executive Officers.

§ 4 The Chairman of the Board of Directors and the Chief Executive Officer are entitled, besides their personal votes, to a casting vote in connection with decisions of Board of Directors of Eletrobras and resolutions of the Board of Executive Officers.

Art 29. Members of the Board of Directors and the Board of Executive Officers shall be responsible, under the terms of the applicable laws, individually and collectively, for the acts performed by them and for the damages caused by them to the company.

§ 1 Eletrobras will provide defense for the members and ex-members of the Board of Executive Officers and Board of Directors in judicial and administrative suits against them relating to behavior performed while in office, provided it is not incompatible with the company's interests.

§ 2 The benefit provided in the first paragraph of this article shall apply, as appropriate, to the Audit and Risk Committee, to the occupants and former occupants of positions of trust and other employees regularly invested with the powers delegated to the managers.

§ 3 Benefits as mentioned shall comply with terms established by the Board of Directors, following consultation with the legal department of Eletrobras.

§ 4 Eletrobras can enter into a Directors & Officers Liability (D&O) insurance policy, in the form and with coverage as defined by the Board of Directors, in accordance with the 1st and 2nd paragraphs, in favor of the people mentioned to protect them from the responsibility of acts or facts by which they could be held accountable judicially or administratively.

§ 5 If any of the members are convicted, and not allowed to appeal further in respect to company´s Bylaws or deriving from an act with deceitfulness or guilt, such member shall reimburse Eletrobras the total costs and expenses deriving from defense procedures as mentioned within the 1st and 2nd paragraphs, besides any reputational damages to the company.

Art 30. The managers of Eletrobras who may come up with salary advantages without provision or in noncompliance with the provisions of the employment contracts, staffing and compensation plan, collective bargaining agreement, or the applicable laws, shall be held liable for the damage caused to the company, based on the head provision of Art 29 hereof.

Art 31. The maximum limit of participation of a Director in the Board of Directors and/or Fiscal Council may not surpass 5 (five) in number, taking into account the Eletrobras’ one, in accordance with the compensation limit.

Sole paragraph. The paid participation of members of the federal public administration, directly or indirectly, in more than 2 (two) collegiate bodies of state-owned companies, including the Boards of Directors and Fiscal Council and the Audit Committees, is forbidden.

CHAPTER VI

Board of Directors

Art 32. The Board of Directors shall consist of 11 (eleven) members, elected by a Shareholders’ Meeting, which shall appoint the Chairman among them, with a unified term of office of 2 (two) years, with a maximum of 3 (three) consecutive renewals, constituted by:

I - seven members appointed by the Minister of Mines and Energy among which at least two must meet the conditions set forth in art. 25 of Law 13,303/2016 and in art. 39 of Decree No. 8,945/2016;

II - one director appointed by the Minister of Economy, according to the applicable law;

III - one director elected by a separate voting during the Shareholders’ Meeting, by the minority holders of the common shares, issued by Eletrobras, with applicants meeting the requirements of Law 13,303/2016;

IV - one director elected by a separate voting during the Shareholders’ Meeting, except for the controlling shareholder, holders of the preferred shares issued by Eletrobras, representing at least ten percent of the capital. Such calculation excludes the shares held by the controlling shareholder, and applicants should meet the requirements of Law 13,303/2016; and

V - one director elected representing the employees, chosen by direct vote of his peers among the employees in an election organized by the company in conjunction with the unions that represent them under the applicable law.

§ 1 The right to vote set out in item IV above, is reserved for preferred shareholders who prove uninterrupted ownership of their shares during the period of at least three months immediately prior to the Shareholders’ Meeting.

§ 2 The director representing the employees, provided for in item V, will not participate in discussions and deliberations on subjects involving labor relations, compensation, benefits and advantages, including subjects of pension and health care, cases in which there is a conflict of interests.

§ 3 The matters that imply conflicts of interest, as provided for in § 2 above, shall be deliberated on a special meeting, without the attendance of the director representing the employees, who shall have access to the minutes of the meeting and the documents connected to the deliberations, over the term of up to 30 days.

§ 4 The Board of Directors shall include at least 30% (thirty percent) of the independent members, respecting a more strict independence criteria, in case of divergence between the rules of Law 13,303, from July 30, 2017, and the Statute of the Highlight on State Governance Program of Brasil, Bolsa, Balcão S.A. (B3).

§5 The Ministry of Mines and Energy shall indicate the independent members of the Board of Directors referred to in §4 of this article, in case the other shareholders do not do so.

Art 33. It shall be incumbent upon the Board of Directors to set fundamental management guidelines, at the initiative of its members, or to propose to the Board of Executive Officers, for the purposes of examination and deliberation, as well as the superior control of Eletrobras and subsidiaries, for oversight of compliance with guidelines established by it, monitoring the implementation of approved programs and verifying the results obtained.

§ 1 The Board of Directors will meet at least once a year without the presence of the Chief Executive Officer, including for approval of the Annual Plan of Internal Audit Activities – PAINT and Annual Report of Internal Audit Activities – RAINT.

§ 2 The Board of Directors will meet at least twice a year with the presence of external auditors.

Art 34. The monthly remuneration owed to the members of the Board of Directors shall surpass ten percent of the average monthly compensation of officers, except for the amounts connected to the vacation premium and benefits, and the payment of interest in the company’s profit of any type is hereby forbidden.

Sole paragraph. The members of the Board of Directors shall have its commuting and lodging expenses reimbursed whenever they reside out of the city of meeting, and only the commuting when they reside in the city.

Art 35. In addition to the cases provided for under the law, a position will be vacant when the member of the Board of Directors fails to attend two consecutive meetings, or three non-continuous meetings, over the 12 (twelve) meetings without a reason.

Art 36. In the exercise of the duties appurtenant to the Board of Directors, without prejudice to the assignments provided for in the applicable laws:

I - decide on the organization of subsidiaries or the termination of the participation of Eletrobras in such companies;

II – decide on the association, directly or through subsidiary or controlled companies, with or without the allocation of resources for setting up consortia or participation in companies, with or without control, in Brazil or abroad, which are intended directly or indirectly to explore the production, transmission or distribution of electricity under a concession, authorization or permit;

III – deliberate on the shareholders’ agreements to be executed by Eletrobras, its subsidiaries or controlled companies, before its execution, abiding by the applicable laws;

IV - define the policy for granting loans and financing, not permitting loans to managers, members of the Fiscal Council, employees and majority shareholder;

V - state its position about the acts approve the contracts in accordance with the applicable policy of responsibilities, undertaking, among such acts or contracts, without limitation, the responsibility for the granting of financing to utility electric energy companies under its control, and for the entry into loans in Brazil and abroad;

VI – approve, abiding by the policy of responsibilities, the granting of guarantee for loans or financings signed domestically or abroad, by subsidiaries or not, where it holds interest;

VII- to approve, in accordance with the policy of allocations, the contracting of loans or financing, in the country or abroad, of controlled companies;

VIII - decide on the organization of technical-scientific research entities which are of interest to Eletrobras in the energy power sector, as well as the granting of loans and guarantees to those under its control;

IX - to call a Gneral Meeting, in the circumstances stipulated by Law 6,404 of 1976, or whenever it deems convenient;

X - determine the distribution of functions among the members of the Board of Executive Officers, abiding by the assignments established under these Bylaws;

IX - propose to the General Meeting a capital increase, issuance of shares, subscription bonds and debentures of Eletrobras, except for those described in item XII;

XII - authorize the acquisition of shares issued by Eletrobras, to be canceled or held in treasury for subsequent sale, and to decide on the issuance of non-convertible titles and simple debentures, not convertible in shares;

XIII - decide on the negotiation of shares or debentures;

XIV - authorize the sale of permanent assets and the creation of real property liens, abiding by the Policy of Responsibilities with respect to the disposal of real property;

XV - deliberate on the making and acceptance of donations, with or without charges, abiding by the provisions in the Compliance Manual and the Code of Ethics and Conduct of Eletrobras’ Companies, as well as the Policy of Responsibilities;

XVI - choose and remove officers of the company and supervise their management;

XVII - appraise, at any time, the books and documents of Eletrobras, as well as to request information about the contracts executed or close to be executed and on any other acts;

XVIII – implement and supervise the systems of management of risks, internal controls and compliance established for preventing and mitigating the main risks to which Eletrobras and its controlled companies is exposed, including the risks connected to the integrity of accounting and financial information and those connected to the event of bribery or fraud;

XIX - analyze, at least quarterly, the interim balance sheet and other financial statements, without prejudice to the activities of the Fiscal Council;

XX - approve management’s reports and internal controls, as well as those of the Board of Executive Officers;

XXI - select and dismiss the independent auditors and also select and dismiss the financial institution which will be responsible for the custody of Eletrobras’ shares in deposit accounts, in the name of their respective owner, in book entry form, without the issuance of certificates, according to the 1st paragraph of article 8 hereof;

XXII – deliberate on the appointment and dismissal of holders of the Internal Audit, after approval of the Office of the Federal Controller General, Ombudsman’s Office, and Governance Office;

XXIII - deliberate on the assignments and operations of the Internal Audit, Ombudsman’s Office, and Governance Office;

XXIV – deliberate on the proposals for implementation of remedial measures, or those connected to the improvement of procedures and routines, as a result of the analysis of the statements received by the Ombudsman’s Office;

XXV - request periodical internal audit about the activities of the entity of supplementary social security that manages the plan of company’s benefits;

XXVI - establish the fundamental guidelines of the administrative organization of Eletrobras;

XXVII - select, abiding by the requirements of the Policy of Appointments in force, the Eletrobras’ representatives in the management of either subsidiaries or not, associations and foundations, in which it participates, being appointed for those functions, preferably, company’s employees or from subsidiaries;

XXVIII – prepare, change and approve its Internal Rules, observing the rules on composition and competence set forth in these Bylaws and in the current legal norms;

XXIX - decide on the declaration of interim dividends and on the payment of interest on capital, at the proposal of the Board of Executive Officers, in accordance with the provisions of art. 47, item XIII, hereof;

XXX - grant vacation or leave to the Chief Executive Officer;

XXXI – approve the personal regulation and establish the number of functions of trust of the top management of Eletrobras, pursuant to item II of art. 62 hereof, as well as those of the controlled companies;

XXXII – approve the maximum quantity of personnel and the performance of competitive civil-service examination for Eletrobras and controlled companies;

XXXIII - approve the Strategic Planning and Master Plan of Business and Management, and amendments;

XXXIV – approve the annual budget of Eletrobras and controlled companies, which shall be prepared to meet the Strategic Planning and Master Plan of Business and Management of each company;

XXXV - approve the signing of the Corporate Performance Goals - CMDE, through which the controlled companies of Eletrobras undertake to comply with the strategic guidelines defined therein, in order to meet the goals and outcomes established by the parent, as well as the policy of consequences applied to Eletrobras and its controlled companies, following up its effective fulfillment;

XXXVI – approve the policies and guidelines on the transactions and executions of electric power purchase contracts of Eletrobras and its controlled companies, as well as its statements regarding lawsuits in the Electricity market, following the provisions under Item V of this article;

XXXVII – approve the investment projects of Eletrobras and its controlled companies, according to the applicable Policy of Responsibilities;

XXXVIII – approve the policy of transactions with related parties, in compliance with the requirements of competitiveness, compliance, transparency, equity and interchangeability, which shall be reviewed at least annually;

XXXIX – assess the performance, either individual or collective, at least once a year, of the directors and members of the Committees, under the terms of the applicable laws;

XL - decide on the creation, operation, and termination, according to the Bylaws, of Committees to Support the Board of Directors for further discussion of strategic studies, as well as to elect and dismiss its members, in accordance with the applicable laws;

XLI – approve a Policy of Appointment that establishes the minimum requirement for appointment of the members of the Board of Directors, Fiscal Council and Board of Executive Officers, at the companies where Eletrobras and controlled companies participate, in addition to foundations, associations and pension funds;

XLII - establish the policy of disclosure of information of Eletrobras;

XLIII - approve and inspect the fulfillment of targets and specific results to be met by the members of the Board of Executive Officers;

XLIV - carry out annual analysis with respect to the fulfillment of targets and outcomes under the Master Plan of Business and Management and Strategic Plan, and should publish its conclusions and report them to the Audit Court (Tribunal das Contas da União) and the House of Representatives and the Senate (Congresso Nacional), under the terms of the applicable laws;

XLV - discuss, approve and follow up the decisions that underlie corporate governance practices, relationship with stakeholders, policy of management of people and code of conduct of agents under the scope of Eletrobras and the respective guidelines of its controlled companies;

XLVI – approve the policy of responsibilities;

XLVII – make clear its position on the proposals to be subject to deliberation of shareholders under a meeting;

XLVIII - approve the Policies of Compliance and Management of risks, Dividends, and Shareholdings, as well as other general policies of the company;

XLIX - undersign the Annual Letter, stating the commitments to meet goals of public policies;

L - approve the Regulation governing competitive bidding;

LI- state its position about the report submitted by the Executive Board of Officers resulting from the internal audit on the activities of the entity of supplementary social security;

LII- state its position about the compensation of the members of the Executive Board and the participation in the company’s profit;

LIII - authorize the establishment of subsidiaries, as well as the acquisition of minority interest in the company; and

LIV - establish policy of spokespersons aiming at eliminating the risk of contradiction between information from several areas and those of the executives of the company; and

LV - to decide on cases not provided for in these Bylaws.

§ 1 The quantities of positions of trust of the higher administration of Eletrobras and the maximum amount of personnel, approved by the Board of Directors, under the terms of Items XXXI and XXXII of this article, shall be subject, under the terms of the law, to the approval of the Office of Coordination and Governance of the State-owned Companies – SEST.

§ 2 The obligation of the publication referred to under Item XLIV shall not be imposed with regard to information of strategic nature that, if disclosed, may jeopardize the interest of the company.

§ 3 The minutes of meetings of the Board of Directors of Eletrobras will be filed with the Trade Registration (Registro do Comércio) and the minutes containing decisions having effects on third parties will be published.

Art 37. The Board of Directors, in each fiscal year, shall submit, to the decision of the Ordinary Shareholders’ Meeting, the management report, and the financial statements, as well as the proposal for the distribution of dividends and the application of surplus values, attaching its opinion and the opinion of the Fiscal Council, pursuant to item XIII of art. 47, and the certificate of the independent auditors.

Art 38. In the event of a vacancy in the office of Chairman of the Board of Directors, a substitute shall be elected, in the first meeting of the Board of Directors, remaining in the office until the next General Meeting.

Art 39. In the event of a vacancy in the office of a director, the substitute shall be appointed by the remaining directors and shall act until the first General Meeting, according to article 150 of Law 6,404 of 1976.

Sole paragraph. The chosen director shall finish the mandate of the replaced director.

Art 40. The Board of Directors shall rely on the support of the Audit and Risk Committee and the Committee of Management, People and Eligibility.

§ 1 The committees referred to in the head provision of this Art shall have its operating rules established under their respective bylaws, according to Law 13,303/16 and other applicable laws.

§ 2 The assignments of the Audit and Risk Committee that are in charge of the Audit Committee, as provided for under Law 13,303/16 and its regulation, may cover the subsidiaries of Eletrobras.

§ 3 The Audit and Risk Committee, which is permanent, shall consist of at least 3 members and a maximum of 5 members, and shall observe the conditions imposed by applicable national and foreign laws and regulations, including the provisions of the Sarbanes-Oxley Act and the rules issued by the Securities and Exchange Commission ("SEC") and the New York Stock Exchange ("NYSE").

§ 4 The compensation of the Audit and Risk Committee shall be set at a Shareholders’ Meeting at an amount not smaller than the compensation of the fiscal board members.

§ 5 The members of the Board of Directors which hold a position in the Audit and Risk Committee of the company shall decide whether or not a compensation will be established for members of such Committee.

§ 6 The assignments of the Committee of Management, People and Eligibility which are charged with the Eligibility Committee and provided for under Law 13,303/16 and its regulation, may cover the companies where Eletrobras is direct and indirect participant.

Art 41. In addition to the committees referred to in the previous article, the Board of Directors may create other committees to support decision-making, under the terms of Item XL of Art 36.

Sole paragraph. The rules for the function of the committees referred to in the head provision of this article shall be established in their own internal rules, without prejudice to the applicable laws.

CHAPTER VII

The Board of Executive Officers

Art 42. The Board of Executive Officers shall be composed of the President and up to 06 (six) officers, with the minimum of 03 (three) members, all of them elected by the Board of Directors, with a unified management term of 2 (two) years, with a maximum of 3 (three) consecutive renewals being permitted.

Sole paragraph. The Chief Executive Officer – CEO of Eletrobras will be chosen from among the members of the Board of Directors. The same person cannot occupy the position of CEO of the company and Chairman of the Board of Directors.

Art 43. The general management of Eletrobras shall be incumbent upon the Board of Executive Officers, in accordance with the guidelines established by Board of Directors.

§ 1 The Chief Executive Officer and executive officers may not exercise management, administrative or consulting functions at private sector companies, electric energy public concessionaires or em private companies that are in any way connected to the electricity sector, except in subsidiaries, controlled companies, specific purpose entities and concessionaires under control of the states in which Eletrobras holds a participation, where they can hold positions on the board of directors and fiscal council, subject to the provisions of Law No. 9,292 of July 12, 1996 regarding the right to receive compensation.

§ 2 A condition precedent for the investiture in an executive board office is the undertaking of commitment with specific goals and results, which shall be accomplished as approved by the Board of Directors.

Art 44. The members of the Board of Executive Officers cannot be absent from their office for more than thirty consecutive days, except in the case of holidays or leave of absence, as well as in the cases authorized by the Board of Directors, under penalty of removal from their office.

§ 1 The granting of vacation or leave of absence for up to 30 (thirty) days to the executive officers will be subject to approval by the Board of Executive Officers, except as provided in item XXX of art. 36 hereof.

§ 2 In the case of temporary incapacity, leave, or holidays of any member of the Board of Executive Officers, his substitute shall take over in accordance with the procedure established by the other members, provided, however, that such substitute is not a member of this Board, except for the CEO, whose substitute shall be appointed among the other officers by the Board of Directors.

§ 3 If a vacancy definitively occurs in the Board of Executive Officers, the same criteria from the previous paragraph shall be applied in order to replace the executive officer who will resign from the company, until the next Board of Directors of Eletrobras meeting appoints a substitute to occupy the vacant office during the remaining term of office of the substituted member.

Art 45. The Chief Compliance Officer shall be chosen by means of a list of three applicants, defined by a company specializing in the selection of executives.

§ 1 The integrity area may report directly to the Board of Directors in situations in which there is alleged involvement of the company’s CEO in irregularities or when he fails to take the necessary measures with respect to the situation reported.

§ 2 In the situations referred to in the previous paragraph, the subject shall be addressed without the presence of the company’s CEO.

Art 46. The Board of Executive Officers shall not be allowed to perform the activities standing as conflict of interest, abiding by the manner and term established in the applicable laws.

§ 1 After the term of office, a former member of the Board of Executive Officers who is impeded may receive an indemnity equivalent to the fee set per month for the position he held, abiding by the paragraphs 2 and 3 of this article.

§ 2 An impediment shall depend on the positioning by the Commission of Public Ethics of the Presidency of the Republic.

§ 3 A compensation will not be owed to a former member of the Board of Executive Officers who returns before the impediment and takes up the duties in the public or private administration office he was assigned before his investiture, provided that there is no conflict of interests.

Art 47. The Board of Executive Officers, in the exercise of its rights and duties shall, specifically:

I – prepare and submit, to the Board of Directors, the fundamental guidelines of administrative organization of Eletrobras, as well as approve the referral of other subjects under the jurisdiction of the mentioned Board;

II – submit, until the last shareholders’ meeting of the Board of Directors of the previous year, the master plan of business and management for the next annual year, as well as the long-term strategy adjusted with the analysis of risks and opportunities for, at least, the next 5 (five) years;

III - manage Eletrobras, take all adequate measures necessary for the faithful execution of guidelines and directives of the Board of Directors and, except for the cases of mandatory submission to the Board of Directors, decide on acts and approve contracts in accordance with the applicable policy of responsibilities, including, among them, but not limited, the granting of financings for electric energy public utility companies under its control, and the entry into loans in Brazil or abroad;

IV - establish administrative, technical, financial and accounting rules for Eletrobras;

V - prepare the budgets of Eletrobras, to meet the strategic plan and the multiannual plan of business and investments;

VI - approve changes in the organizational structure of management boards and those of its controlled companies of Eletrobras, including, for the latter, the creation, termination and operation of committees which are linked to it;

VII - submit to the Board of Directors for approval proposals about the plans that provide for the admission, career, access, benefits and discipline of the employees of Eletrobras;

VIII - approve the names indicated by the executive officers to occupy places directly under their control;

IX - issue an opinion in the case of admission, praise, sanction, transfer and dismissal of employees directly subordinated to the executive officers;

X - delegate authority to executive officers for individual decisions on matters included within the scope of the functions of the Board of Executive Officers;

XI - delegate powers to executive officers and employees for the approval of expenses, establishing limits and conditions;

XII – authorize, in accordance with the applicable legislation, that Eletrobras employees leave the country in order to performing technical activities or professional development essential to its institutional mission;

XIII - prepare, in each fiscal year, a Management Report, financials, a proposal for allotment of dividends and the payment of interest on own capital and investment of surplus, to be submitted for the review of the Board of Directors, the Fiscal Council, and the Audit and Risk Committee, and for the review and decision of the General Meeting;

XIV - prepare plans for the issuance of debentures, for the review of the Board of Directors of Eletrobras, which shall decide about them or submit them to the General Meeting, as the case may be;

XV - control the activities of subsidiaries and controlled companies;

XVI - appoint representatives of Eletrobras for Meetings of companies in which it participates as shareholder, and associations where it is a member, issuing instructions for their performance;

XVII – approve the trading of rights on the results of research, development and innovation of their controlled companies, connected to the electricity industry;

XVIII - establish a guideline for the vote of all companies controlled by Eletrobras at Meetings of the Electric Power Trading Chamber – CCEE;

XIX – deliberate on the purchase, sale or burdening of real estate and personal property, in accordance with the sums established in the applicable policy of responsibilities;

XX – prepare, change and approve its Internal Rules;

XXI - inspect and follow up business companies, including Special Purpose Enterprises - SPEs, wherein it holds shareholding participation, with respect to the governance practices, the results submitted and the control, proportionally to the relevance, materiality and risks for the business.

CHAPTER VIII

Duties of the Chief Executive Officer and Executive Officers

Art 48. Without prejudice to the other assignments of the Board of Executive Officers, the company’s Chief Executive Officer shall:

I - carry out the preparation, management and follow-up of the Strategic Planning and Master Plan of Business and Management of Eletrobras’ companies;

II - carry out the management of performance, sustainability and business development;

III - represent Eletrobras in and out of court, before other companies, shareholders or the public in general, being entitled to assign such powers to any executive officer, as well as appoint representatives, attorneys, agents or proxies;

IV - to preside over the General Meetings;

V - to hire and dismiss employees;

VI - to formalize the appointments approved by the Board of Executive Officers;

VII - develop the relationship policy of the Holding and companies of Eletrobras with the society in general and coordinate the press activities, internal communications, events, advertising, sponsoring and ceremonies;

VIII - together with another executive officer, to manage the funds of Eletrobras and sign deeds and contracts, which may be delegated to other executive officers and employees or attorneys of Eletrobras, with the approval of the Board of Executive Officers;

IX - ratify, in accordance with applicable legislation, the act of an entity member of the Eletrobras System deciding on the removal of its respective employees except as provided for in Art 47, item XII, hereof;

X – appoint the electoral commission in order to organize the election of the employee representative on the Board of Directors and declare the winning candidate and communicate the result to the controlling shareholder to adopt the necessary action to designate the employees' representative on the Board of Directors; and

XI – perform other assignments that may be established by the Board of Directors.

Art 49. The assignments of the other Officers, without prejudice of the other activities assigned to them by the Board of Directors, shall be as follows:

§ 1 The Chief Generation Officer shall have to:

I. carry out the prospection, assessment and development of energy supply expansion projects;

II. set guidelines on the energy trading business and coordinate the participation of Eletrobras companies in energy auctions;

III. set guidelines to the programs of maintenance and for the follow-up of the operating performance of power units; and

IV. coordinate the activities connected to the sector regulation of the business of generation, trading of power and energy efficiency.

§ 2 The Chief Transmission Officer shall have to:

I. analyze the opportunities of new transmission business;

II. carry out programs of investment and implementation of transmission projects of interest of Eletrobras;

III. set the guidelines and monitor the operating performance and the maintenance programs of transmission, under the scope of Eletrobras companies; and

IV. carry out activities connected to the electric energy sector regulation, under the scope of the Holding and Eletrobras companies.

§ 3 The Distribution Officer shall have to:

I. align the management of the Distribution companies to the Strategic Planning of Eletrobras companies;

II. follow up the policies, strategies, planning, technical and commercial services and results of the Distribution companies;

III. define and follow up economic, financial, and commercial and operating indicators of the Distribution companies; and

IV. promote the technical and institutional relationship with government agencies and Associations, relating to affairs of the sector’s regulation of electric energy distribution operations.

§ 4 The Compliance Officer shall have to:

      I.        ensure the compliance with proceedings and mitigation of risks in the activities of the Holding and Eletrobras’ company, including fraud and bribery, ensuring the abidance by the laws, standards, rules and regulations internal or external to the Company, and ensure the fulfillment of the compliance requirements under Law 13,303/2016;

    II.        apply internal mechanisms and procedures to ensure integrity, as provided for in the Decree 8,420/15, which allow spotting and correcting any deviations, frauds, irregularities, as well as encouraging internal whistleblowing of irregularities;

   III.        sport, assess, treat, follow up and report avoidable operating loss for a better management of the risks inherent to the main processes of Eletrobras’ companies, extending the accountability of the concerned parties; and

   IV.        supply the Board of Directors, the Audit and Risk Committee, and the Board of Executive Officers with independent, unbiased and timely assessments on the effectiveness of the management of risks, appropriateness of the internal controls and fulfillment of the standards and regulations associated with the operations of Eletrobras’ companies, especially those connected to the risks found in the anticorruption practices of the Company.

§ 5 Chief Financial Officer and Investor Relations Officer shall have to:

     I.        carry out the economic and financial, tax and fiscal planning and control of Eletrobras;

    II.        carry out the accounting control and statement of economic and financial results;

  III.        carry out the economic and financial analysis of investments and divestments; and

   IV.        carry out the corporate, economic and financial management of interests, including Specific Purpose Enterprises.

§ 6 The Legal and Corporate Management Officer shall have to:

     I.        undertake to be legal representatives of Eletrobras, before court and out of court, and in internal legal consulting;

    II.        carry out people management practices;

  III.        provide the goods and services infrastructure and supply; and

   IV.        provide the resources of Information Technology and Data and Voice.

CHAPTER IX

Fiscal Council

Art 50. The Fiscal Council is held permanently and is composed of 5 (five) effective members, and their respective substitutes, elected by the General Meeting, and all of its members have to be Brazilian citizens and residents, either shareholders or not, with term of office of 02 (two) years, and there may be 02 (two) reappointments at the most, and shall include as follows:

I – 01 (one) member and the respective substitute appointed by the Ministry of Economy, as representative of the National Treasury, which shall be a public servant with permanent office at the federal government;

II – 02 (two) members and the respective substitutes elected by the controlling shareholder;

III – 01 (one) member and the respective substitute elected by the minority shareholders; and

IV - 01 (one) member and the respective substitute elected by the holders of preferred shares.

§ 1. The members and respective substitutes of the Fiscal Council appointed under the terms of Items III and IV of this Art shall be elected in separate voting.

§ 2 In the period provided for in the head provision of this article, any prior periods of office that occurred less than 2 (two) years ago shall be taken into consideration.

§ 3 After the maximum period provided for in the head provision of this article, the member of the Fiscal Council can only return after a period equivalent to a term of office.

Art 51. The investiture into the office of Eletrobras’ Fiscal Concil Member shall follow the conditions imposed under the applicable laws, as well as those under the Policy of Appointment of Eletrobras companies.

§ 1 Whenever the Policy of Appointment intends to impose requirements additional to those established under the applicable laws onto the Eletrobras’ Fiscal Directors, such requirements shall be forwarded for deliberation of the shareholders, at a General Meeting.

§ 2 The members of the Fiscal Council shall be invested in their positions, independently of the signing of the term of office, since their respective election.

§ 3 Each fiscal director shall, before entering and leaving office, submit a statement of assets to the company, the Public Ethics Committee of the Presidency of the Republic – CEP/PR and the Audit Court.

§ 4 The monthly compensation owed to the members of the Fiscal Council shall surpass ten percent of the average monthly compensation of officers, except for the amounts connected to the vacation premium and benefits, and the payment of interest in the company’s profit and compensation at an amount higher than that paid to directors is hereby forbidden.

§ 5 The fiscal council members shall participate in the inauguration and annually, in the specific training on corporate and capitals market laws, disclosure of information, internal control, code of conduct, Law 12,846/2013, and other subjects connected to the activities of Eletrobras.

§ 6 The reinstatement of a fiscal director that has not participated in an annual training provided by the company of the past two years is hereby forbidden.

§ 7 The members of the Fiscal Council shall perform their duties, which are non- transferable, in the exclusive interest of the company, and it is considered abusive to perform such duty with the objective of causing damage to the company, or to its shareholders or managers, or to obtain, for themselves or others, advantage to which they are not entitled, or which might result in loss to the company, to its shareholders or managers.

§ 8 The Fiscal Council shall have to engage insurance under the terms of paragraphs 1 and 4 of article 29 hereof.

§ 9 The members of the Fiscal Council shall apply the limitations set forth in the caput and sole paragraph of Article 31 of these bylaws.

Art 52. The members of the Fiscal Council, in their first meeting, shall elect their Chairman, who shall forward to the company the deliberation of the council for fulfillment, with due registration on the book of minutes and Opinions of the Fiscal Council.

§ 1 In the event of a vacancy, resignation, impeachment or unjustifiable absence at two consecutive meetings or three non-continuous meetings, over the last 12 (twelve) meetings, the member of the Fiscal Council shall be replaced, until the end of the term, by the respective substitute, who shall receive the due compensation.

§ 2 The members of the Fiscal Council shall have its commuting and lodging expenses reimbursed whenever they reside out of the city of meeting, and only the commuting when they reside in the city.

Art 53. In the exercise of the duties appurtenant to the Fiscal Council, without prejudice to the assignments provided for in the applicable laws:

I - to supervise, through any of its members, the acts taken by any of the managers and to check the accomplishments of their legal and statutory duties;

II - to issue an opinion on the annual management’s report, providing evidence in the report of all information deemed necessary or useful for deliberation by the General Meeting;

III - to issue an opinion on the proposals from the management bodies, to be presented to the General Meeting, regarding alteration in the share capital, issue of debentures or subscription bonds, investment plans or capital budget, distribution of dividends, transfer, incorporation, merger or split;

IV - to expose, through any of its members, to the management bodies, and in the event that they do not take the necessary measures on behalf of Eletrobras’ interests, to the General Meeting, the mistakes, frauds or crimes they might discover, and to suggest useful measures;

V - to call an Ordinary General Meeting, in the event that the management bodies delay for more than a month such convocation, and an Extraordinary General Meeting, whenever ground or urgent reasons occur, including in the agenda of General Meeting the subject they consider most necessary;

VI - to analyze, at least quarterly, the balance sheet and other financial statements, produced on a regular basis by Eletrobras;

VII - examine the financial statements for the fiscal year and issue an opinion on them;

VIII - to perform the duties established in items I to VII in the event of liquidation of Eletrobras.

IX – examine the Annual Report of Activities of the Internal Audit – RAINT and the Annual Plan of Internal Audit – PAINT;

X - carry out the appraisal of the performance of its members and the Fiscal Council as a board, at least once a year, under the terms of the applicable laws;

XI – prepare, change and approve its Internal Rules;

XII – follow up the asset, financial and budgetary performance, thus reviewing books and any other documents, as well as requesting information; and

XIII – inspect the fulfillment of the limit of participation of Eletrobras in the payment of health care and supplemental social security benefits.

§ 1 The management bodies have the obligation to provide, in writing, to the members of the Fiscal Council, in the exercise of their duties, within days, copies of the minutes of the meetings and, within fifteen days of their receipt, copies of balance sheet and financial statements published regularly and the report on the execution of the budgets.

§ 2 The members of the Fiscal Council will attend meetings of the Board of Directors and the Board of Executive Officers of Eletrobras, at which subjects on which they might opine (items II, III and VII, from this article) are discussed.

Art 54. The Fiscal Council will meet ordinarily once a month, and extraordinarily, whenever called by the Chairman of the Board.

Sole paragraph. The Fiscal Council will hold a meeting with a minimum of three members, and the approval of matters subject to their decision requires the vote of at least three of its members.

CHAPTER X

Fiscal Year and Financial Statements

Art 55. The fiscal year shall coincide with the calendar year, beginning on January 1 and ending on December 31st of each year and the financial statements will comply with the precepts of Law 3,890-A, 1961, the federal legislation on electricity, the law on joint stock companies and these Bylaws.

§ 1 In each business year, there shall be a mandatory distribution of dividends corresponding to at least twenty-five percent of the net profit, adjusted in accordance with applicable laws, and abiding by the Dividend Distribution Policy.

§ 2. The amount of dividends and interest paid or credited as remuneration for shareholders' equity, due to shareholders, shall be subject to financial charges, from the end of the fiscal year up to the day of effective payment, plus interest if such payment is not made on the date determined by the General Meeting.

§ 3 The amount of interest paid or credited, by way of interest on own capital, pursuant to Section 9, 7th Paragraph of Law 9,249 of December 26, 1995 and the applicable laws and regulations, may be charged to the holders of common shares and to the minimum annual dividend for the preferred shares, including such amount in the aggregate amount of the dividend distributed by Eletrobras for all legal effects.

Art.56. Each year, besides the legal reserve, the General Meeting shall make the following allocations, calculated on that business year's net profit:

I - one per cent for a study and project reserve, intended for technical and economic viability studies for the electric energy sector, the accumulated balance of which may never exceed two per cent of the paid-up share capital; and

II - fifty per cent for an investment reserve fund, intended for investments in electric energy utilities, the accumulated balance of which may never exceed seventy-five per cent of the paid-up share capital.

Art.57. Every year, the General Meeting shall allocate a sum equivalent to not more than one per cent of the net profit of the respective business year, subject to the limit of one per cent of the paid-up share capital, for social welfare assistance to its employees, according to plans approved by the Board of Executive Officers.

Art.58. Every year Eletrobras shall allocate and include in its budget, resources amounting to at least point five per cent of the share capital paid-up at the time of the close of the immediately preceding business year, for the development of technological programs.

Art.59. The right to receive a dividend shall become prescribed after three years and any dividend not claimed by that time shall revert to Eletrobras.

CHAPTER XI

Employees

Art 60. The positions of holders of the Internal Audit, Ombudsman and Governance Office shall be exercised by employees of the staff of Eletrobras or its companies.

Art.61. The provisions of the applicable labor laws of Law 3,890-A, 1961 and these Bylaws will apply to the employees of Eletrobras and its subsidiaries, associates and controlled companies, where applicable.

Art.62. The labor force of Eletrobras will be composed of:

I - personnel admitted to permanent career functions, through a selection process consisting of tests, or of titles or tests;

II - holders of positions of trust of the higher administration, the amount of holders will be determined by the Board of Directors, according to the provisions of item XXXI of art. 36 hereof; and

III - personnel hired through temporary contracts, in accordance with the applicable laws.

§ 1 The positions of trust of the higher administration and the power and responsibilities of their positions will be defined in the offices and salary plan of Eletrobras.

§ 2 The functions referred to in § 1 might, in exceptional cases, and at the discretion of the Board of Directors, be assigned to technicians or specialists that are not part of the permanent staff of the company.

§ 3 The holders of the positions of trust that carry out management duties, thus generating salary advantages not provided for or in noncompliance with the provisions of the employment contracts, staffing and compensation plan, collective bargaining agreement, or the applicable laws, shall be held liable for the damage caused to the company, with prejudice to the penalties established in the Code of Ethics and Conduct of Eletrobras Companies.

Art.63. After the close of each fiscal year of Eletrobras and after the deduction of accumulated losses and the provision for income tax, the employees shall be entitled to a share in the profits and results, in accordance with the terms of the employment contracts and conventions, signed by Eletrobras, and specific guidelines determined by the Office of Coordination and Governance of the State-owned Companies.

Art.64. Eletrobras shall provide social welfare assistance to its employees, through Fundação Eletrobras de Seguridade Social – ELETROS (the ELETROBRAS Social Security Foundation) in compliance with the stipulations of the Board of Executive Officers.

CHAPTER XII

General Provisions

Art.65. Eletrobras, through its management, is obliged to provide information to the Minister of Mines and Energy, for scrutiny from the Federal Government, and the Audit Court (Tribunal das Contas da União) and the House of Representatives and the Senate (Congresso Nacional), through the Ministry of Mines and Energy.

Sole paragraph. The Chief Executive Officer, when called, must appear in person before any of the committees of any of the two houses of the Congress, to clarify information about any subject about which he was previously informed, and he may be dismissed from his function, in case he does not justify his failure to attend.

Art.66. Eletrobras may enter into contracts with the Federal Government, directly or through companies in which it participates, for the execution of works and services, for which special financial resources were allocated.

§ 1 The installations constructed in accordance with this article may, if the Federal Government so decides, be incorporated into Eletrobras or its subsidiaries, provided that, in the respective operation, the legal regime of the service is observed along with the costs.

§ 2 As long as the provision in the previous paragraph has not been complied with, the installations mentioned in this article may be operated by Eletrobras or its subsidiaries, under an agreement entered into with the Federal Government.

Art.67. The Board of Executive Officers shall, following approval from the Minister of Mines and Energy, publish the following in the Official Gazette:

I - the regulation governing competitive bidding;

II - personnel regulations, including the rights and duties vested in employees, discipline system and the proceedings for verification of responsibility;

III - the names of members of staff with indication, in three columns, of the total number of employees, the number of positions occupied and vacant positions, according to career or category as of June 30 and December 31 each year; and

IV - a plan for wages, benefits, fringe benefits and any other portions making up the remuneration of its employees.

Art 68. The Internal Audit, Ombudsman and the Secretariat of Governance will be directly linked to the Board of Directors.

CHAPTER XIII

Transitional Provisions

Art 69. The installation and operation of the Audit and Risk Committee provided for in Art 40 of these Bylaws shall occur until 06/30/2018.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 30, 2020
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Elvira Baracuhy Cavalcanti Presta
Elvira Baracuhy Cavalcanti Presta CFO and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.